Exhibit 6

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held June 25, 2012 at 10:00 a.m. (Toronto time)

and

NOTICE OF APPLICATION TO THE

ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)

and

INFORMATION CIRCULAR

with respect to a

PLAN OF ARRANGEMENT

involving

DENISON MINES CORP., DENISON MINES HOLDINGS CORP., WHITE CANYON URANIUM LIMITED,

ENERGY FUELS INC., AND THE SHAREHOLDERS OF DENISON MINES CORP.

May 28, 2012

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your Denison Shares, please contact Computershare Investor Services Inc. at 1-800-564-6253.

The deadline for the receipt of proxies for the Meeting is 5:00 p.m. (Toronto time) on June 21, 2012.

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	i
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	i

INFORMATION CIRCULAR

SUMMARY OF INFORMATION CIRCULAR	i
The Arrangement	i
Parties to the Arrangement	ii
Special Meeting	ii
Record Date	ii
Background to the Arrangement	ii
Recommendation of the Denison Board	ii
Fairness Opinion	ii
Vote Required to Approve the Arrangement	iii
General Proxy Matters	iii
The Arrangement Agreement	iii
Conditions to Closing	iii
Information Concerning Energy Fuels After the Arrangement	vi
Selected Pro Forma Financial Information Concerning Energy Fuels	vii
Court Approval	vii
Other Conditions and Approvals	viii
Certain Canadian Federal Income Tax Considerations	viii
Certain US Federal Income Tax Considerations	viii
Rights of Dissent	ix
Procedures for Receipt of EFI Payment Shares	ix
Risk Factors	x
GLOSSARY	1
REPORTING CURRENCIES	11
EXCHANGE RATES	11
INTRODUCTION	12
General	12
Note Regarding Forward-Looking Information	12
Cautionary Note Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	14
Information for United States Shareholders	15
Information Contained in this Information Circular	16
GENERAL PROXY MATTERS	16
Solicitation of Proxies	16
Notice to Beneficial Holders of Denison Shares	17
Revocability of Proxy	18
Persons Making the Solicitation	18
Exercise of Discretion by Proxy	18
Procedure and Votes Required	18
BACKGROUND TO AND REASONS FOR THE ARRANGEMENT	19
Background to the Arrangement	19
Reasons for the Arrangement	20
Recommendation of the Denison Board	21
FAIRNESS OPINION	22
THE ARRANGEMENT	22
Summary of the Arrangement	22
Interests of Certain Persons or Companies in the Matter to be Acted Upon	24
Vote Required to Approve the Arrangement	24
Denison Support Agreements	24
Canadian Securities Laws Considerations	24
United States Securities Laws Considerations	25
Effects of the Arrangement	26
Expenses	27
Effective Date of the Arrangement	27
Other Material Facts	27
THE ARRANGEMENT AGREEMENT	27

Covenants of Denison	27
Covenants of Energy Fuels	27
Exclusivity Covenant of Denison and Energy Fuels	28
Representations and Warranties	29
Conditions of Closing	29
Amendment	34
INFORMATION CONCERNING ENERGY FUELS AFTER THE ARRANGEMENT	35
General	35
Pro Forma Operational Information	35
EFI Shares and the Principal Holders Thereof	36
Selected Pro Forma Financial Information	36
Pro Forma Consolidated Capitalization	37
Fully Diluted Share Capital of Energy Fuels	37
INFORMATION CONCERNING DENISON	37
General	37
Intercorporate Relationships	38
Information Concerning Denison After the Arrangement	38
Denison Shares and Principal Holders Thereof	41
Dividends	41
Price Range and Trading Volume of Denison Shares	41
Prior Sales	42
Executive Officers' and Directors' Compensation	42
MATTER TO BE CONSIDERED AT THE MEETING	42
RISK FACTORS	42
Termination of the Arrangement Agreement	43
Possible Failure to Realize the Anticipated Benefits of the Arrangement and Risks Related to Changes to the Business of Denison and to the Integration of the Business of Energy Fuels	43
Market Risk Associated with EFI Shares	43
Risks Relating to Ownership of EFI Shares	43
PRINCIPAL LEGAL MATTERS	44
Court Approval and Completion of the Arrangement	44
Due Bills	44
Antitrust and other Governmental Approvals	45
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	46
Shareholders Resident in Canada	46
Shareholders Not Resident in Canada	48
CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS	49
Scope of this Disclosure	49
US Federal Income Tax Rules Applicable to US Holders of the Corporation With Respect to the Arrangement	51
US Holders Exercising Dissent Rights	53
US Federal Income Tax Rules Applicable to the Ownership and Disposition of EFI Payment Shares Received in the Arrangement	54
PFIC Rules Applicable to the Ownership and Disposition of EFI Payment Shares if Energy Fuels is a PFIC	54
Information Reporting; Backup Withholding Tax	55
Additional Tax on Passive Income	55
RIGHTS OF DISSENTING SHAREHOLDERS	56
PROCEDURES FOR RECEIPT OF EFI PAYMENT SHARES	57
Distribution Record Date	57
Fractional Shares	58
Securities Certificates	58
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	58
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	58
OTHER MATTERS	59
ADDITIONAL INFORMATION	59
APPROVAL OF THE BOARD OF DIRECTORS	60
AUDITORS' CONSENTS	61
Consent of PricewaterhouseCoopers LLP	61
Consent of RSM Bird Cameron Partners	61
Consent of KPMG LLP	61

May 28, 2012

Dear Shareholders:

The Meeting

You are invited to attend a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Denison Shares”) of Denison Mines Corp. (“Denison” or the “Corporation”) to be held at the St. Andrew’s Club and Conference Centre, 150 King Street West, Toronto, Ontario on June 25, 2012 at 10:00 a.m. (Toronto time).

Meeting Matters

At the Meeting, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated May 28, 2012, you will be asked to consider and vote upon a special resolution (the “Arrangement Resolution”) respecting a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario) whereby immediately following the acquisition (the “Purchase and Sale Transaction”) by Energy Fuels Inc. (“Energy Fuels”) of (a) all of the shares of Denison’s subsidiaries holding all of Denison’s mining assets and operations located in the United States of America (the “US Mining Division”) in exchange for payment of Cdn$10.00, and (b) all of the intercompany debt owed by the US Mining Division to Denison (the “Acquired Debt”) in exchange for a promissory note (the “EFI Note”) with a principal amount equal to the aggregate fair market value of 425,441,494 common shares (“EFI Shares”) of Energy Fuels (or approximately 42,544,149 EFI Shares if the EFI Shares are consolidated on a 10-for-1 basis prior to the Arrangement) (collectively, the “EFI Payment Shares”), Denison will complete a reorganization of its capital pursuant to which each issued and outstanding Denison Share will be exchanged for one new common share of Denison (a “New Denison Share”) and an assignment by Denison of a portion of the EFI Note on a pro rata basis. EFI will then repay the EFI Note by issuing the EFI Payment Shares directly to Shareholders in full and final satisfaction of the EFI Note.

The Arrangement and its Effect on Shareholders

If the Arrangement is approved, the US Mining Division and the Acquired Debt will be transferred to Energy Fuels and, pursuant to the reorganization of capital of Denison, Shareholders of record on June 28, 2012 will receive for each Denison Share held one New Denison Share (issued in exchange for the existing Denison Shares) and approximately 1.106 EFI Shares (or approximately 0.1106 of an EFI Share if the EFI Shares are consolidated on a 10-for-1 basis prior to the Arrangement) in repayment of the EFI Note on the effective date of the Arrangement (the “Effective Date”) and the Shareholders will in aggregate own approximately 66.5% of the issued and outstanding EFI Shares. Subject to the approval of the shareholders of Energy Fuels, Energy Fuels expects that it will consolidate the EFI Shares on a 10-for-1 basis subsequent to the Effective Date.

If the requisite Shareholder, regulatory and other approvals are obtained, and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Effective Date will be on or about June 29, 2012. As the distribution of the EFI Payment Shares is conditional on the completion of the Purchase and Sale Transaction, the Toronto Stock Exchange (the “TSX”) and the NYSE MKT LLC (the “NYSE MKT”) have approved the use by Denison of Due Bills (as such term is defined in the TSX Company Manual) such that ex-distribution trading of the Denison Shares will commence at the opening of the TSX and the NYSE MKT on the first trading day after the Effective Date, expected to be on or about July 3, 2012 for the TSX and on or about July 2, 2012 for the NYSE MKT. Additional information respecting Due Bills and the trading procedures to be followed are included in the accompanying Information Circular.

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Benefits of the Arrangement

Denison’s Board of Directors (the “Denison Board”) and management believe that proceeding with the proposed Arrangement will provide benefits to Denison and the Shareholders, including, among others, that: the Arrangement will allow Denison to employ more focused operational strategies best suited to growing value in the exploration and development aspects of its business such as its high-profile Wheeler River project in the Athabasca Basin region of northern Saskatchewan and its Mutanga project in Zambia; the Arrangement allows for the continued participation by Shareholders in the US Mining Division’s assets through Energy Fuels; following the completion of the Arrangement, Energy Fuels is expected to emerge as one of the largest solely US pure-play uranium producers and one of the largest holders of US-based uranium; the Arrangement provides for consideration to be received by Shareholders which is, in the opinion of Haywood Securities Inc., fair, from a financial point of view, to Shareholders; the Arrangement preserves the Denison Board’s ability to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable to Shareholders than the Arrangement; is supported by Shareholders holding approximately 10.7% of the outstanding Denison Shares who have entered into support agreements with Energy Fuels pursuant to which they have agreed that they will vote in favour of the Arrangement; the Arrangement permits registered Shareholders who oppose the Arrangement to exercise their dissent rights and receive the fair value of their Denison Shares; and the Arrangement must be approved by 66 2/3% of the votes cast in person or by proxy at the Meeting and by the Ontario Superior Court of Justice (Commercial List), which will consider the fairness of the Arrangement to the Shareholders.

See “Background to and Reasons for the Arrangement – Reasons for the Arrangement” in the accompanying Information Circular.

Approval of the Arrangement

The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by the Shareholders, either in person or by proxy. The Arrangement is also subject to the approval of the Ontario Superior Court of Justice (Commercial List) and receipt of all necessary regulatory approvals including the approval of the TSX and the NYSE MKT.

Fairness and Recommendation of the Denison Board

The Denison Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of the Corporation, has approved the arrangement agreement between Denison and Energy Fuels dated May 23, 2012 (the “Arrangement Agreement”) and recommends that Shareholders vote in favour of the Arrangement Resolution. The Denison Board came to this determination based on, among other things, the opinion of Haywood Securities Inc. that the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Shareholders. See “Fairness Opinion” in the accompanying Information Circular.

Certain Shareholders of the Corporation, and their associates, who own in the aggregate approximately 10.7% of the outstanding Denison Shares, have entered into support agreements pursuant to which they have agreed that they will vote in favour of the Arrangement.

Meeting Matters

Included with this letter are a Notice of Special Meeting and Information Circular. The Information Circular contains a detailed description of the Arrangement, the background to and reasons for the Arrangement and copies of the Plan of Arrangement, the Arrangement Agreement and the Arrangement Resolution. We encourage you to consider carefully all of the information in the Information Circular. If you require assistance, you should consult your financial, legal, tax or other professional advisors.

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Included with this letter is a form of proxy (“Form of Proxy”) for use by Shareholders. It is important that your Denison Shares be represented at the Meeting. Whether or not you plan to attend the Meeting, you are requested to complete, sign, date and return the enclosed Form of Proxy. To be valid, a Form of Proxy must be signed and deposited with Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not later than 5:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion and the Chair is under no obligation to accept or reject any particular late proxy. If you are a registered Shareholder on the Meeting date, voting by proxy will not prevent you from voting in person if you choose to attend the Meeting, but will ensure that your vote will be counted if you are unable to attend. A Shareholder who has given a proxy may revoke it in the manner set out in the Information Circular.

On behalf of the Corporation and the Denison Board, I would like to express our gratitude for the support our Shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We look forward to seeing you at the Meeting.

Yours very truly,

DENISON MINES CORP.

(signed) “Ron F. Hochstein”
President and Chief Executive Officer

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DENISON MINES CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held June 25, 2012

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) dated May 28, 2012, a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Denison Shares”) of Denison Mines Corp. (“Denison” or the “Corporation”) will be held at the St. Andrew’s Club and Conference Centre, 150 King Street West, Toronto, Ontario on June 25, 2012 at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to consider, pursuant to the Interim Order, and if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular of Denison dated May 28, 2012 (the “Information Circular”), to approve a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) whereby, immediately following the acquisition (the “Purchase and Sale Transaction”) by Energy Fuels Inc. (“Energy Fuels”) of (a) all of the shares of Denison’s subsidiaries holding all of Denison’s mining assets and operations located in the United States (the “US Mining Division”) in exchange for payment of Cdn$10.00, and (b) all of the intercompany debt owed by the US Mining Division to Denison (the “Acquired Debt”) in exchange for a promissory note (the “EFI Note”) with a principal amount equal to the aggregate fair market value of 425,441,494 common shares (“EFI Shares”) of Energy Fuels (or approximately 42,544,149 EFI Shares if the EFI Shares are consolidated on a 10-for-1 basis prior to the Arrangement) (collectively, the “EFI Payment Shares”), Denison will complete a reorganization of its capital pursuant to which each issued and outstanding Denison Share will be exchanged for one new common share of Denison (a “New Denison Share”) and an assignment by Denison of a portion of the EFI Note on a pro rata basis, following which EFI will repay the EFI Note by issuing the EFI Payment Shares directly to Shareholders in full and final satisfaction of the EFI Note, all as more particularly described in the Information Circular; and

(b)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

In connection with the completion of the Arrangement, the US Mining Division and the Acquired Debt will be transferred to Energy Fuels and, pursuant to the reorganization of capital of Denison, Shareholders of record on June 28, 2012 will receive for each Denison Share held one New Denison Share (issued in exchange for the existing Denison Shares) and approximately 1.106 EFI Shares (or approximately 0.1106 of an EFI Share if the EFI Shares are consolidated on a 10-for-1 basis prior to the Arrangement) in repayment of the EFI Note on the effective date of the Arrangement (the “Effective Date”). Subject to the approval of the shareholders of Energy Fuels, Energy Fuels expects that it will consolidate the EFI Shares on a 10-for-1 basis subsequent to the Effective Date.

If the requisite Shareholder, regulatory and other approvals are obtained, and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected that the Effective Date will be on or about June 29, 2012. As the distribution of the EFI Payment Shares is conditional on the completion of the Purchase and Sale Transaction, the Toronto Stock Exchange (the “TSX”) and the NYSE MKT LLC (the “NYSE MKT”) have approved the use by Denison of Due Bills (as such term is defined in the TSX Company Manual) such that ex-distribution trading of the Denison Shares will commence at the opening of the TSX and the NYSE MKT on the first trading day after the Effective Date, expected to be on or about July 3, 2012 for the TSX and on or about July 2, 2012 for the NYSE MKT.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this Notice.

The full text of the arrangement agreement between Denison and Energy Fuels dated May 23, 2012 and the plan of arrangement in respect of the Arrangement are attached to the Information Circular as Appendix C and Appendix D, respectively.

Whether or not a Shareholder intends to attend the Meeting, all Shareholders are requested to sign, date, and return the enclosed form of proxy or voting instruction form (each referred to as a “Form of Proxy”). In order to be valid and acted upon at the Meeting, a Form of Proxy must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) no later than 5:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion and the Chair is under no obligation to accept or reject any particular late proxy. Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the Information Circular accompanying this Notice.

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In accordance with the provisions of the OBCA, Denison prepared a list of shareholders on May 25, 2012 (the “Meeting Record Date”). Each Shareholder named in the list will be entitled to vote the Denison Shares shown opposite his or her name on the list at the Meeting.

Pursuant to the Interim Order, registered holders of Denison Shares on the Effective Date have been granted the right to dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, a registered Shareholder who dissents will be entitled to be paid the fair value for such Shareholder’s Denison Shares in accordance with the provisions of Section 185 of the OBCA, as modified by the Interim Order. A registered Shareholder wishing to exercise his or her rights of dissent with respect to the Arrangement must send to Denison a written objection to the Arrangement Resolution, which written objection must be received by Denison at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Attention: Corporate Secretary, on or before 4:30 p.m. (Toronto time) on the business day preceding the date of the Meeting. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right to dissent. Please see “Rights of Dissenting Shareholders” in the Information Circular and please also see Appendices B and E of the Information Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on June 27, 2012 at 10:00 a.m. (Toronto time) at the Ontario Superior Court of Justice (Commercial List), 330 University Avenue, Toronto, Ontario, M5G 1R7, or as soon thereafter as is reasonably practicable. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. At the hearing, any Shareholder or other interested party who wishes to participate, to be represented or to present evidence or argument may do so, subject to filing with the Court a Notice of Appearance in accordance with the Ontario Rules of Civil Procedure, serving such notice upon Denison on or before 4:30 p.m. (Toronto time) on June 20, 2012 and satisfying any other requirements as provided in the Interim Order. Please see the Notice of Application and Interim Order attached as Appendix B of the Information Circular for further details.

DATED at the City of Toronto, in the Province of Ontario, this 28th day of May, 2012.

DENISON MINES CORP.

(signed) “Ron F. Hochstein” President and Chief Executive Officer

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SUMMARY OF INFORMATION CIRCULAR

The following is a summary of the contents of this Information Circular and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Information Circular. Shareholders should read the entire Information Circular, including the Appendices. Capitalized terms used in this summary and elsewhere in this Information Circular and not otherwise defined are defined in the Glossary, which follows this summary.

The Arrangement

Denison entered into the Arrangement Agreement with Energy Fuels on May 23, 2012. The Arrangement Agreement provides that Energy Fuels will purchase all of the US Mining Division through the acquisition of the Purchased Shares and the Acquired Debt in consideration for the payment of the Share Consideration and issuance of the EFI Note, which EFI Note will be repaid by the issuance by Energy Fuels of the EFI Payment Shares directly to the Shareholders. Immediately following the completion of the Purchase and Sale Transaction, Denison will complete a reorganization of its capital and will issue to Shareholders one New Denison Share in exchange for each Denison Share held and an assignment by Denison of a portion of the EFI Note on a pro rata basis. EFI will then repay the EFI Note by issuing the EFI Payment Shares directly to Shareholders in full and final satisfaction of the EFI Note. Upon completion of the Arrangement, the US Mining Division will be transferred to Energy Fuels and the holders of record of Denison Shares on the Distribution Record Date will remain Shareholders of Denison and will also become EFI Shareholders on the Effective Date, ultimately receiving for each Denison Share:

(a)	following the implementation of the Arrangement, one New Denison Share (issued in exchange for each existing Denison Share held), which will have the same attributes as the existing Denison Shares; and

(b)	approximately 1.106 EFI Shares (or approximately 0.1106 of an EFI Post-Consolidation Share if the EFI Share Consolidation is completed prior to the Effective Date).

The foregoing exchange ratios are based upon the assumption that 384,660,915 Denison Shares will be outstanding on the Distribution Record Date. A total of 425,441,494 EFI Shares (42,544,149 EFI Shares if the EFI Share Consolidation is completed prior to the Effective Date) will be issued to Shareholders on a pro rata basis based on an exchange ratio reflecting the actual number of Denison Shares outstanding on the Distribution Record Date.

In the event that the number of outstanding Denison Shares on the Distribution Record Date increases or decreases from the expected number of 384,660,915 Denison Shares, whether as a result of the exercise of stock options of Denison, the exercise of Dissent Rights or otherwise, and in the event that the EFI Share Consolidation is completed, the exchange ratios above and other associated calculations will be adjusted accordingly.

If the requisite Shareholder, regulatory and other approvals are obtained, and if the other conditions to the Arrangement becoming effective are satisfied or waived, it is expected at the Effective Date will be on or about June 29, 2012. As the distribution of the EFI Payment Shares is conditional on the completion of the Purchase and Sale Transaction, the TSX and NYSE MKT have approved the use by Denison of Due Bills such that ex-distribution trading of the Denison Shares will commence at the opening of the TSX and the NYSE MKT on the first trading day after the Effective Date, which is currently anticipated to be on or about July 3, 2012 for the TSX and on or about July 2, 2012 for the NYSE MKT. See “Principal Legal Matters – Due Bills”.

Denison encourages Shareholders to read the full text of the Arrangement Agreement as it is the agreement between Denison and Energy Fuels that governs the Arrangement. See “The Arrangement Agreement”. Similarly, Shareholders are encouraged to read the full text of the Plan of Arrangement as it governs the implementation of the Arrangement. See “The Arrangement – Summary of the Arrangement”. The full text of the Arrangement Agreement and the Plan of Arrangement are attached to this Information Circular as Appendix C and Appendix D, respectively.

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Parties to the Arrangement

Denison

Denison is a Toronto, Ontario based corporation engaged in uranium exploration, development, mining and milling with uranium projects in both the United States and Canada and development projects in Canada, the United States, Zambia and Mongolia. Denison’s assets include an interest in two of the four licensed conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Denison also produces vanadium as a co-product from some of its mines in Colorado and Utah and recycles uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, along or in combination with other metals, at its White Mesa mill. The Denison Shares are listed on the TSX under the trading symbol ‘DML’ and on the NYSE MKT under the trading symbol ‘DNN’. See “Information Concerning Denison After the Arrangement”.

Energy Fuels

Energy Fuels is a Toronto, Ontario based uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico through its wholly-owned Canadian subsidiaries Magnum, Uranium Power and Titan, its wholly-owned US subsidiaries EFRC and Magnum USA, and by way of joint venture interests in Arizona Strip Resources JV LLC (a Delaware LLC, 50% interest), Arizona Strip Partners LLC (a Delaware LLC, 50% interest), Colorado Plateau Partners LLC (a Delaware LLC, 50% interest) and West Lisbon LLC (a Delaware LLC, 50% interest). The EFI Shares are listed on the TSX under the trading symbol ‘EFR’. See “Information Concerning Energy Fuels After the Arrangement” and Appendix G “Information Concerning Energy Fuels”.

Special Meeting

Denison will hold the Meeting of Shareholders at the St. Andrew’s Club and Conference Centre, 150 King Street West, Toronto, Ontario on Monday, June 25, 2012 commencing at 10:00 a.m. (Toronto time). At the Meeting, the Shareholders will be asked to consider and, if thought advisable, to pass, among other things, with or without variation, the Arrangement Resolution, the full text of which is set out in Appendix A to this Information Circular. See “The Arrangement – Vote Required to Approve the Arrangement”.

Record Date

The holders entitled to vote at the Meeting are those holders of Denison Shares as of the close of business on the Record Date, which is May 25, 2012. See “General Proxy Matters”.

Background to the Arrangement

The background to the Arrangement, as well as the reasons of the Denison Board for its recommendation of the Arrangement, are set forth in this Information Circular. See “Background to and Reasons for the Arrangement”.

Recommendation of the Denison Board

The Denison Board has unanimously approved the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution. All members of the Denison Board entitled to vote at the Meeting intend to vote their Denison Shares in favour of the Arrangement Resolution. See “Background to and Reasons for the Arrangement – Recommendation of the Denison Board”.

In reaching its conclusion that the Arrangement is in the best interests of Denison, is fair to Shareholders and should be recommended for approval by Shareholders, the Denison Board considered, among other things, the oral fairness opinion of Haywood Securities and relied upon a number of factors, which are described under “Background to and Reasons for the Arrangement”.

Fairness Opinion

Haywood Securities has delivered the Fairness Opinion to the Denison Board stating that based upon and subject to the various assumptions, matters considered and limitations set forth in the Fairness Opinion, as of date thereof, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Shareholders.

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A copy of the Fairness Opinion is attached as Appendix F to this Information Circular and should be read carefully and in its entirety. See “Fairness Opinion” and Appendix F. The Fairness Opinion was provided solely to the Denison Board in its evaluation of the fairness of the consideration to be received by Shareholders pursuant to the Arrangement and the Fairness Opinion may not be relied upon by any other Person. The Fairness Opinion does not address any other aspect of the Arrangement and does not constitute a recommendation to any Shareholder as to how to vote or act with respect to any matters relating to the Arrangement.

Vote Required to Approve the Arrangement

Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote thereon at the Meeting by at least 66 2/3% of the Denison Shares held by Shareholders, present in person or represented by proxy at the Meeting and entitled to vote.

See “The Arrangement – Vote Required to Approve the Arrangement”.

General Proxy Matters

Registered Shareholders who are unable to be present at the Meeting may still vote through the use of proxies. By voting in accordance with the instructions contained in the Form of Proxy provided, registered Shareholders can participate in the Meeting through the person or persons named in the Form of Proxy. The enclosed Form of Proxy designates certain executive officers of Denison to represent Shareholders who appoint them as proxyholder.

A Shareholder has the right to designate a person (who need not be a Shareholder) other than the management designees to represent him or her at the Meeting. A Shareholder may designate his or her own proxy by inserting the name of the designated person in the space provided on the appropriate enclosed proxy and striking out the names of the management designee, or may complete another properly completed form of proxy. To be valid, a Form of Proxy must be signed and deposited with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not later 5:00 p.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or any adjournment thereof.

Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late proxy. A Shareholder who has given a proxy may revoke it at any time before it is exercised. See “General Proxy Matters” for additional information concerning voting by proxy, particularly if your Denison Shares are held through an intermediary.

The Arrangement Agreement

The following is a summary of certain material terms of the Arrangement Agreement. Shareholders should read the more detailed summary contained elsewhere in this Information Circular. See “The Arrangement Agreement” and the full text of the Arrangement Agreement, which is set forth at Appendix C.

The Arrangement Agreement contains customary covenants and representations and warranties for an agreement of this type.

Conditions to Closing

The obligations of Denison and Energy Fuels to complete the Arrangement are subject to the satisfaction or waiver of certain conditions set out in the Arrangement Agreement including the approval of the Shareholders, the EFI Shareholders and the Court. In addition, the Effective Date must occur on or before the Completion Deadline, subject to any extensions or cure periods available under the Arrangement Agreement, and the EFI Shares (or EFI Post-Consolidation Shares) to be issued to Shareholders in connection with the Arrangement shall have been conditionally approved for listing on the TSX, subject to official notice of issuance and other normal conditions. Further, Energy Fuels’ obligations to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which are for the benefit of Energy Fuels and may be waived by Energy Fuels. These additional conditions include:

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(a)	Denison shall have performed and complied with all of the covenants, obligations and agreements under the Arrangement Agreement to be performed by or complied with by Denison prior to the Effective Date, to the satisfaction of Energy Fuels, acting reasonably.

(b)	The representations and warranties made by Denison in the Arrangement Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Denison shall have provided to Energy Fuels a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by Denison under the Arrangement Agreement shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Denison Disclosure Memorandum, or provided for or stated to be exceptions under the Arrangement Agreement.

(c)	There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on the US Mining Division.

(d)	The consolidated net working capital of the Denison US Group as of the Effective Date shall be not less than US$28,000,000, provided that, in calculating the working capital, amounts owing pursuant to the Acquired Debt will be disregarded as current liabilities of the Denison US Group.

(e)	At the Effective Time, there shall be no Encumbrances on the DMHC Shares, the White Canyon Shares, the Acquired Debt or the assets of the Denison US Group, other than Permitted Encumbrances.

(f)	Each of the Shareholders who have entered into a Denison Support Agreement with Energy Fuels shall have complied in all material respects with its Denison Support Agreement.

(g)	There shall have been no material change in the existing employment or consulting arrangements of any senior officer of any Denison Material Entity from the date of the Arrangement Agreement and no Denison Material Entity shall have hired any additional senior officers.

(h)	The Denison Board shall not have modified or amended, in a manner adverse to EFI, prior to the Meeting, its recommendation that Shareholders vote in favour of the Arrangement Resolution, provided that, for the purposes of this paragraph (h), a resolution confirming the recommendation that Shareholders vote in favour of the transaction that is not unanimous shall not be considered a modification or amendment of the Denison Board’s recommendation.

(i)	The Denison Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Denison to permit the consummation of the Arrangement, in form and substance satisfactory to Energy Fuels, acting reasonably.

(j)	Denison shall have caused to be delivered to Energy Fuels the following: (i) certificates representing the Purchased Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer, and all such other assurances, consents and other documents as Energy Fuels reasonably requests to effectively transfer to Energy Fuels title to the Purchased Shares free and clear of all Encumbrances; (ii) original share registers, share transfer ledgers, minute books and corporate seals (if any) of each of DMHC and White Canyon; (iii) an assignment of the Acquired Debt in form and substance satisfactory to Energy Fuels, acting reasonably; (iv) all other books, records, files and papers of each of DMHC and White Canyon, including computer programs (including source codes and software programs), computer manuals, computer data, financial and tax working papers, financial and tax books and records, personnel and employment records and minute and share certificate books; (v) a certified copy of resolutions of the board of directors and shareholders of each of DMHC and White Canyon consenting to the transfer of the Purchased Shares to Energy Fuels as contemplated by the Arrangement Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by the Arrangement Agreement to be delivered by DMHC and White Canyon, respectively; (vi) written resignations of those directors and officers of each of DMHC and White Canyon specified by Energy Fuels, in each case with effect from the Effective Time; and (vii) such other documentation as Energy Fuels reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to Energy Fuels, acting reasonably.

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In addition, Denison’s obligations to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which are for the benefit of Denison and may be waived by Denison. These additional conditions include:

(a)	Energy Fuels shall have performed and complied with all of the covenants and obligations under the Arrangement Agreement to be performed by or complied with by Energy Fuels prior to the Effective Date, to the satisfaction of Denison, acting reasonably.

(b)	The representations and warranties made by Energy Fuels in the Arrangement Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Energy Fuels shall have provided to Denison a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by Energy Fuels under the Arrangement Agreement shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the EFI Disclosure Memorandum, or provided for or stated to be exceptions under the Arrangement Agreement.

(c)	There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on Energy Fuels.

(d)	The consolidated working capital of Energy Fuels as of the Effective Date, without giving effect to the Arrangement, shall be not less than US$4,000,000.

(e)	Each of the EFI Shareholders who has entered into an EFI Support Agreement with Denison shall have complied in all material respects with its EFI Support Agreement.

(f)	The EFI Board shall not have modified or amended, in a manner adverse to Denison, prior to the EFI Meeting, its recommendation that EFI Shareholders vote in favour of the resolution to approve the issuance of the EFI Payment Shares and waiving the application of Energy Fuels’ shareholder rights plan to the Arrangement (the “EFI Resolution”), provided that, for the avoidance of doubt, for the purposes of this paragraph (f), a resolution confirming the recommendation that EFI Shareholders vote in favour of the EFI Resolution that is not unanimous shall not be considered a modification or amendment to the EFI Board’s existing recommendation.

(g)	The EFI Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Energy Fuels to permit the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement, including the appointment of the Additional Director Nominees to the EFI Board effective at the Effective Time.

(h)	Shareholders holding no more than 5% of the outstanding Denison Shares shall have exercised Dissent Rights (and not withdrawn such exercise).

(i)	EFI shall have caused to be delivered to Denison the following: (i) the EFI Note; (ii) evidence that it has irrevocably instructed the registrar and transfer agent for the EFI Shares to issue the EFI Payment Shares to the Shareholders in accordance with the Plan of Arrangement; (iii) a certified copy of the proceedings of the EFI Board giving effect to the appointment of the Additional Director Nominees effective as of the Effective Time; and (iv) such other documentation as Denison reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to Denison, acting reasonably.

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See “The Arrangement Agreement – Conditions of Closing”.

Termination of Arrangement Agreement and Non-Completion Fees

The Arrangement Agreement may be terminated any time prior to the Effective Date as follows:

(a)	by either Party if the conditions precedent to completion of the Arrangement set out in the Arrangement Agreement are not satisfied and are not reasonably capable of being satisfied on or prior to the Completion Deadline;

(b)	by either Party if such Party determines, acting reasonably, that it or the other Party will not be able to obtain the consents and approvals referred to in subsection 5.1(b), 5.1(c) and 5.1(d) of the Arrangement Agreement in form satisfactory to either Party, acting reasonably;

(c)	by either Party in accordance with Section 6.1 of the Arrangement Agreement if such Party receives a Superior Proposal;

(d)	by either Party if such Party determines that the representations and warranties of the other Party set out in the Arrangement Agreement are materially incorrect, and are not capable of being corrected or remedied within a reasonable time period; or

(e)	by either Party if such Party determines that the other Party has not complied with its material obligations under the Arrangement Agreement within the time period provided for in the Arrangement Agreement.

Under certain circumstances, if the Arrangement Agreement is terminated, Denison is obligated to pay to Energy Fuels the EFI Non-Completion Fee or Energy Fuels is obligated to pay to Denison the Denison Non-Completion Fee, which in either case is a cash payment equal to Cdn$3,000,000.

See “The Arrangement Agreement – Termination of the Arrangement Agreement and Non-Completion Fees”.

Information Concerning Energy Fuels After the Arrangement

Upon completion of the Arrangement, DMHC and White Canyon will become wholly-owned subsidiaries of Energy Fuels. Energy Fuels will continue to be a corporation governed by the laws of Ontario and the EFI Shares will continue to trade on the TSX under the symbol ‘EFR’. Energy Fuels will continue to hold its rights to the Whirlwind Mine, located in Mesa County, Colorado and Grand County, Utah, the Energy Queen Mine, located in San Juan County, Utah, the San Rafael Project, located in Emery County, Utah, the Sage Plain Project, located in San Juan County, Utah and San Miguel County, Colorado and the Sheep Mountain Property located in Fremont County, Wyoming. In addition, Energy Fuels will hold through its ownership of DMHC the following material assets comprising the US Mining Division:

(a)	the White Mesa mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah;

(b)	the Colorado Plateau mines and exploration properties, straddling the Colorado and Utah border;

(c)	the Daneros uranium mine in the White Canyon district of southeastern Utah, and other exploration properties;

(d)	the Arizona Strip properties; and

(e)	the Henry Mountains uranium complex in southern Utah.

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See “Information Concerning Energy Fuels After the Arrangement” and Appendix G “Information Concerning Energy Fuels”.

Selected Pro Forma Financial Information Concerning Energy Fuels

Certain selected unaudited pro forma consolidated financial information is set forth in the following table. Such information is in summary form and should be read in conjunction with the unaudited pro forma consolidated financial statements of Energy Fuels after giving effect to the Arrangement as at and for the six months ended March 31, 2012 and for the year ended September 30, 2011 included in Schedule 1 of Appendix G “Information Concerning Energy Fuels”. For greater clarity, the unaudited pro forma consolidated statements for the six months ended March 31, 2012 and for the year ended September 30, 2011 also give effect to the acquisition of Titan by Energy Fuels as if the acquisition occurred on October 1, 2010. The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods. See Schedule 1 of Appendix G “Information Concerning Energy Fuels” and “Information Concerning Energy Fuels After the Arrangement – Selected Pro Forma Financial Information”.

Pro Forma Statement of Financial Position Data (Unaudited, in thousands of US dollars)		At March 31 2012

Current assets		$56,301
Investments		50
Property, plant and equipment		52,661
Mineral properties		43,051
Exploration and evaluation costs		56,670
Restricted cash		29,252

Total assets		$237,985

Current liabilities		$11,663
Long-term debt obligations		622
Long-term decommissioning obligations		8,899
Long-term other liabilities		99

Total liabilities		21,283

Total shareholders’ equity		216,702

Total liabilities and shareholders’ equity		$237,985

	6 Months Ended	12 Months Ended
Pro Forma Statements of Comprehensive Loss Data	March 31	September 30
(Unaudited, in thousands of US dollars except per share amounts)	2012	2011
Revenues	$54,328	$71,003
Net income (loss) for the period	(6,965)	(30,619)
Comprehensive income (loss) for the period	(6,923)	(34,437)

Net income (loss) per share—basic	$(0.01)	$(0.05)
Net income (loss) per share—diluted	(0.01)	(0.05)

Court Approval

The Arrangement requires the Court’s approval of the Final Order. Prior to the mailing of this Information Circular, Denison obtained the Interim Order authorizing and directing Denison to call, hold and conduct the Meeting and to submit the Arrangement to the Shareholders for approval. A copy of the Interim Order is attached as Appendix B to this Information Circular. Subject to the approval of the Arrangement Resolution by the Shareholders, the hearing in respect of the Final Order is expected to take place at the Ontario Superior Court of Justice (Commercial List) in Toronto, Ontario on June 27, 2012. See “Principal Legal Matters – Court Approval and Completion of the Arrangement” and the Interim Order and Notice of Application for the Final Order at Appendix B.

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Other Conditions and Approvals

The completion of the Arrangement is also subject to a number of additional conditions and receipt of any required regulatory approvals, in addition to approval of the Shareholders and the Court, which are described in more detail under “The Arrangement Agreement – Conditions of Closing”.

Certain Canadian Federal Income Tax Considerations

There are important tax consequences with respect to the Arrangement. See “Canadian Federal Income Tax Considerations”. On the exchange of Class A Common Shares for New Denison Shares and an interest in the EFI Note pursuant to the Arrangement, a Shareholder resident in Canada will be considered to have received a dividend only to the extent that the interest in the principal amount of the EFI Note that is assigned to such Shareholder exceeds the paid-up capital of the Shareholder’s Class A Common Shares. The Corporation estimates that the principal amount of the EFI Note to be distributed to Shareholders will be less than the paid-up capital of the Class A Common Shares at such time and, as a result, no deemed dividend should arise. Provided the Shareholder has an adjusted cost basis in its Denison Shares of an amount greater than or equal to the value of the EFI Note distributed pursuant to the Arrangement, a Shareholder should not recognize a capital gain on the share exchange under the Arrangement or on the repayment of the EFI Note by the issuance of EFI Payment Shares to the Shareholders.

This Information Circular contains a general summary of the principal Canadian federal income tax considerations relevant to residents and non-residents and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Certain Canadian Federal Income Tax Considerations”. Shareholders should consult their own tax advisors as to the consequences to them of the Arrangement and the receipt of EFI Shares.

Certain US Federal Income Tax Considerations

Subject to the PFIC rules described under “Certain US Federal Income Tax Considerations”, it is the intent of Denison and Energy Fuels that the exchange of the EFI Note for the Purchased Shares and the Acquired Debt will be treated for US federal income tax purposes as an exchange in which gain or loss is recognized, and the distribution by Denison to its Shareholders of interests in the EFI Note will be treated, with respect to each US Shareholder who is a corporation, as a distribution in an amount equal to the fair market value of the EFI Payment Shares to which such shareholder is entitled pursuant to the Arrangement in payment of such Shareholder’s interest in the EFI Note and taxed as a dividend to the extent of Denison’s current and accumulated earnings and profits (“E&P”), next as a return of capital to the extent of such Shareholder’s tax basis in the Denison Shares, and as a capital gain with respect to any balance in excess of such share of E&P and tax basis. No loss will be recognized if the fair market value of the distribution to any US Shareholder exceeds the sum of such Shareholder’s share of Denison’s E&P and such Shareholder’s basis in the Denison Shares. The holding period with respect to the Class A Common Shares received pursuant to the Arrangement will include the holding period of the Denison Shares. The holding period of the EFI Payment Shares received pursuant to the Arrangement will commence on the date such shares are constructively received pursuant to the Arrangement.

A limited discussion of certain material US federal income tax consequences applicable to US Shareholders resulting from the acquisition, ownership and disposition of the EFI Shares received pursuant to the Arrangement is included under the heading “Certain US Federal Income Tax Considerations” below, and the foregoing is qualified in full by the information in that section. US Shareholders are strongly urged to read that section in its entirety.

This Information Circular contains a general summary of the principal US federal income tax considerations relevant to US Residents and Non-US Residents and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “Certain US Federal Income Tax Considerations”. Shareholders should consult their own tax advisors as to the consequences to them of the Arrangement and the receipt of EFI Shares.

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Rights of Dissent

Under the Interim Order, registered holders of Denison Shares on the Record Date have the right to dissent from the Arrangement Resolution upon strict compliance with the Dissent Procedures under Section 185 of the OBCA, the Interim Order and Plan of Arrangement, as described under “Rights of Dissenting Shareholders”. Persons who are beneficial holders of Denison Shares should be aware that only registered holders of Denison Shares are entitled to exercise Dissent Rights. See “Rights of Dissenting Shareholders” and Appendix E to this Information Circular.

Unless waived by Denison, it is a condition to the Arrangement becoming effective that rights of dissent in respect of the Arrangement shall not have been exercised in respect of more than 5% of the Denison Shares.

Procedures for Receipt of EFI Payment Shares

Distribution Record Date

Shareholders of record on the Business Day immediately preceding the Effective Date (the Distribution Record Date), which day is currently expected to be June 28, 2012, will be entitled to receive on the Effective Date, for each Denison Share held, one New Denison Share and approximately 1.106 EFI Shares, or 0.1106 of an EFI Post-Consolidation Share if the EFI Share Consolidation is completed prior to the Arrangement.

Fractional Shares

No certificates representing fractional EFI Shares will be issued upon the repayment of the EFI Note. In the event that the repayment of the EFI Note would otherwise result in the issuance to a Shareholder of a number of EFI Shares which is not a whole number, the EFI Shares to be issued to such Shareholder shall be rounded down to the nearest whole number.

Securities Certificates

Class A Common Share Certificates

Recognizing that the Denison Shares shall be renamed and re-designated as Class A Common Shares and that the Class A Common Shares shall be partially exchanged for New Denison Shares, Denison shall not issue replacement share certificates representing the Class A Common Shares.

New Denison Share Certificates

The Plan of Arrangement provides that from and after the Effective Date, share certificates representing Denison Shares not deemed to have been cancelled pursuant to the exercise of dissent rights shall for all purposes be deemed to be share certificates representing New Denison Shares, and no new share certificates shall be issued with respect to the New Denison Shares issued in connection with the Arrangement. Denison is currently undertaking discussions with CDS and DTC regarding the mechanics for Shareholders to receive their New Denison Shares and their EFI Payment Shares. It is possible that, even though the Plan of Arrangement provides that the certificates representing the Denison Shares will continue to represent the New Denison Shares, Denison may be required to replace the certificates representing the Denison Shares with certificates representing the New Denison Shares, including as a result of CDS and/or DTC requiring a new CUSIP/ISIN number for the New Denison Shares. If Shareholders are required to exchange the existing Denison Share certificates with new certificates for the New Denison Shares, Denison will issue a press release prior to the Effective Date to provide Shareholders with information regarding the procedure that will be implemented to issue new replacement share certificates.

EFI Share Certificates

To facilitate the transfer of the EFI Shares to the Shareholders as of the Distribution Record Date, on or immediately prior to the Effective Time, Energy Fuels will deliver or arrange to be delivered to the Depositary certificates representing the EFI Payment Shares for distribution to Shareholders together with an irrevocable direction to distribute and transfer the EFI Payment Shares to Shareholders in accordance with the Plan of Arrangement. For greater certainty, in the event that the EFI Shares are consolidated on a 10-for-1 basis prior to the completion of the Plan of Arrangement, the EFI Shares will be registered and distributed on a post-consolidation basis only.

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Risk Factors

There are risks associated with the completion of the Arrangement. Some of these risks include: (a) the Arrangement Agreement may be terminated by Denison or Energy Fuels in certain circumstances, in which case the market price for Denison Shares may be adversely affected; and (b) if Shareholders receive EFI Shares, such receipt will be based on a fixed exchange ratio, the number of EFI Shares to be received by Shareholders will not be adjusted based on fluctuations in the market value of EFI Shares. In addition, Shareholders will become shareholders of EFI as a result of the Arrangement and accordingly will be subject to risks associated with the ownership of EFI Shares. See “Risk Factors” and Appendix G “Information Concerning Energy Fuels – Risk Factors”.

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GLOSSARY

Unless the context otherwise requires, in this Information Circular, the following terms have the meanings set forth below. Further, capitalized terms used herein that are not defined in this Information Circular have the meanings given to them in the Arrangement Agreement, a copy of which is attached hereto as Appendix C.

“1933 Act” means the Securities Act of 1933, as amended, of the United States, and the rules and regulations promulgated from time to time thereunder.

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States, and the rules and regulations promulgated from time to time thereunder.

“Acquired Debt” means all of the indebtedness of the Denison US Group owing to Denison and the Subsidiaries of Denison other than the Denison US Group as of the Effective Time.

“Acquisition Proposal” means any inquiry or the making of any proposal or offer, or public announcement of an intention to make a proposal or offer, to the Receiving Party or its securityholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Section 91(1) of the Securities Act which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(a)	in the case of Denison, the acquisition of all or a substantial part of the US Mining Division; or

(b)	in the case of Energy Fuels, a significant business combination of Energy Fuels’ business with another business or other transaction which would be inconsistent with the Arrangement.

“Additional Director Nominees” means two individuals designated by Denison and approved by Energy Fuels, acting reasonably, prior to the Effective Date.

“Affiliate” means an “affiliate” within the meaning of Part XX of the Securities Act.

“Applicable Law” means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, published guidelines, standards, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation), treaties, ordinances, municipal bylaws and orders of and the terms of all judgments, orders, decrees, directives, awards and writs issued by any Authorized Authority by which such person is bound or which has application to the transaction or event in question.

“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms and subject to the conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto (i) made in accordance with Section 6.1 of the Plan of Arrangement or (ii) made at the direction of the Court in the Final Order and with the consent of Energy Fuels and Denison, each acting reasonably, or (iii) otherwise made in accordance with Section 7.1 of the Arrangement Agreement.

“Arrangement Agreement” means the arrangement agreement together with the schedules attached thereto dated May 23, 2012 between Denison and Energy Fuels with respect to the Arrangement, a copy of which is attached as Appendix C to this Information Circular, as may be supplemented, modified or amended.

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on by the Shareholders at the Meeting in the form set forth in Appendix A to this Information Circular.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Section 183 of the OBCA to be filed with the Director after the Final Order has been granted giving effect to the Arrangement.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario.

“Canadian GAAP” means generally accepted accounting principles in effect from time to time in Canada, being those accounting principles set forth by the Institute of Chartered Accountants in Canada.

“Canadian Securities Laws” means the Securities Act, all other applicable Canadian securities laws, rules and regulations and published policies thereunder.

“CDS” means CDS Clearing and Depositary Services Inc.

“Certificate” means the certificate which may be issued by the Director pursuant to Subsection 183(2) of the OBCA, or if no certificate is to be issued, the proof of filing in respect of the Arrangement.

“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum.

“Class A Common Shares” means the Denison Shares, after being re-named and re-designated Class A Common Shares in accordance with the Plan of Arrangement which shares shall have the same rights and restrictions as the Denison Shares except that each Class A Common Share shall be entitled to two votes at any meeting of the Shareholders.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Completion Deadline” means August 15, 2012, being the latest date by which the Arrangement is to be completed.

“Court” means the Ontario Superior Court of Justice.

“Denison” or the “Corporation” means Denison Mines Corp., a corporation existing pursuant to the laws of Ontario.

“Denison AIF” means the annual information form of the Corporation dated March 28, 2012 for the year ended December 31, 2011.

“Denison Board” means the board of directors of Denison.

“Denison Disclosure Memorandum” means the memorandum dated May 23, 2012 delivered by Denison to Energy Fuels, as amended or supplemented from time to time in accordance with the Arrangement Agreement, with respect to certain matters in the Arrangement Agreement.

“Denison Material Entity” means each of DMHC, White Canyon, Denison Mines (USA) Corp., Denison White Mesa LLC, Denison Henry Mountains LLC, Denison Colorado Plateau LLC, Denison Arizona Strip LLC and Utah Energy Corporation.

“Denison Non-Completion Fee” means a payment by Energy Fuels to Denison of Cdn$3,000,000 if the Arrangement Agreement is terminated under certain circumstances.

“Denison Offtake Agreement” shall have the meaning ascribed to such term in the Arrangement Agreement.

“Denison Options” means options to purchase Denison Shares issued pursuant to the stock option plan of Denison.

“Denison Shares” means the voting, common shares in the capital of Denison.

“Denison Support Agreements” means the support agreements entered into between Energy Fuels and each of Zebra Holdings and Investments SARL, Lorito Holdings SARL, and each of the directors and officers of Denison who are Shareholders as of the date of the Arrangement Agreement pursuant to which such Shareholders have agreed to vote the Denison Shares and any other Denison securities beneficially owned or controlled by them in favour of the Arrangement and to otherwise support the Arrangement, as provided therein.

“Denison US Group” means collectively DMHC, White Canyon and all of the direct and indirect subsidiaries of DMHC.

“Depositary” means such trust company, bank or financial institution that may be agreed to in writing between Energy Fuels and Denison for the purpose of, among other things, issuing certificates representing the EFI Payment Shares to Shareholders in connection with the Arrangement.

“DES” means Denison Environmental Services, a division of DMI.

“Director” mean the Director appointed under Section 278 of the OBCA.

“Dissent Procedures” means the dissent procedures in Section 185 of the OBCA, the Interim Order and Plan of Arrangement, as described under “Rights of Dissenting Shareholders”.

“Dissent Rights” means the rights of dissent which each Dissenting Shareholder is entitled to exercise in respect of the Arrangement Resolution in compliance with the Dissent Procedures.

“Dissenting Shareholder” means a holder of Denison Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for his, her or its Denison Shares.

“Distribution Payment Date” means the date which the New Denison Shares, the interests in the EFI Note and EFI Payment Shares are distributed to Shareholders pursuant to the Plan of Arrangement, which will be the Effective Date.

“Distribution Record Date” means the Business Day immediately preceding the Effective Date, established for the purpose of determining the Shareholders entitled to receive New Denison Shares, interests in the EFI Note and the EFI Payment Shares pursuant to the Plan of Arrangement.

“DMHC” means Denison Mines Holdings Corp., a wholly-owned subsidiary of Denison.

“DMHC Common Shares” means the shares of common stock, par value US$1.00 per share, in the capital of DMHC.

“DMHC Preferred Shares” means the shares of preferred stock, par value US$1,000 per share, in the capital of DMHC.

“DMHC Shares” means all of the issued and outstanding shares of DMHC, being 15.7 DMHC Common Shares and 2,000 DMHC Preferred Shares, subject to adjustment in accordance with the Arrangement Agreement.

“DMI” means Denison Mines Inc., a wholly-owned subsidiary of Denison.

“DTC” means The Depository Trust Company, a subsidiary of the Depositary Trust & Clearing Corporation.

“Due Bill” means an instrument used to evidence the transfer of title to any dividend, distribution, interest, security or right to a listed security contracted for, or evidencing, the obligation of a seller to deliver such dividend, distribution, interest, security or right to a subsequent purchaser.

“Effective Date” means the date shown on the certificate of arrangement issued under the OBCA giving effect to the Arrangement.

“Effective Time” means 11:59 p.m. (Toronto time) on the Effective Date.

“EFI Board” means the board of directors of Energy Fuels.

“EFI Disclosure Memorandum” means the memorandum dated May 23, 2012 delivered by Energy Fuels to Denison, as amended or supplemented from time to time in accordance with the Arrangement Agreement, with respect to certain matters in the Arrangement Agreement.

“EFI Material Subsidiaries” means EFRC, Magnum, Magnum USA, Titan, Uranium Power and EFW.

“EFI Meeting” means the special meeting of EFI Shareholders to be held June 25, 2012, to consider the Arrangement and related matters, and any adjournment thereof.

“EFI Non-Completion Fee” means a payment by Denison to Energy Fuels of Cdn$3,000,000 if the Arrangement Agreement is terminated under certain circumstances.

“EFI Note” means the non-interest bearing promissory note issued to Denison by Energy Fuels with a principal amount equal to the aggregate fair market value determined as of the Effective Date of the EFI Payment Shares.

“EFI Payment Shares” means 425,441,494 EFI Shares or, if the EFI Share Consolidation is effected prior to the Effective Time, 42,544,149 EFI Post-Consolidation Shares, which shares are to be issued to Shareholders pursuant to and as part of the Arrangement in satisfaction of the EFI Note.

“EFI Post-Consolidation Shares” means common shares in the capital of Energy Fuels after giving effect to the EFI Share Consolidation.

“EFI Share Consolidation” means the proposed share consolidation of the EFI Shares on the basis of one EFI Post-Consolidation Share for each ten EFI Shares.

“EFI Shareholder” means, at any time, a holder of EFI Shares.

“EFI Shareholder Approval” means the approval by ordinary resolution of the EFI Shareholders at the EFI Meeting of the issuance of the EFI Payment Shares, and, if required, the consent to the waiver of the application of Energy Fuels’ shareholder rights plan to the Arrangement.

“EFI Shares” means the common shares in the capital of Energy Fuels.

“EFI Support Agreements” means the support agreements entered into between Denison and each of Dundee Resources Limited, Pinetree Capital Ltd., Mega Uranium Ltd. and each of the directors and officers of Energy Fuels who are EFI Shareholders as of the date of the Arrangement Agreement.

“EFRC” means Energy Fuels Resources Corporation, a wholly-owned subsidiary of Energy Fuels.

“EFW” means Energy Fuels Wyoming Inc., a wholly owned subsidiary of Uranium Power.

“Energy Fuels” means Energy Fuels Inc., a corporation continued under the OBCA.

“Energy Fuels AIF” means the annual information form of Energy Fuels dated December 17, 2011 for the year ended September 30, 2011.

“eU3O8 ” refers to equivalent U3O8 grade derived by gamma logging of drill holes.

“Fairness Opinion” means the written fairness opinion provided to the Denison Board dated May 23, 2012 from Haywood Securities in connection with the Arrangement, a copy of which is attached as Appendix F to this Information Circular. The Fairness Opinion confirms the oral fairness opinion provided to the Denison Board on April 9, 2012 and April 16, 2012 and confirmed orally on May 22, 2012 from Haywood Securities, in connection with the Arrangement.

“Final Order” means the order of the Court pursuant to Subsection 182(5)(f) of the OBCA approving the Arrangement in a form acceptable to Denison and Energy Fuels, as such order may be amended at any time prior to the Effective Date with the consent of Denison and Energy Fuels, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

“Form of Proxy” has the meaning ascribed thereto under the heading “General Proxy Matters – Solicitation of Proxies”.

“Governmental Entity” means any applicable (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agency, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Haywood Securities” means Haywood Securities Inc., financial advisor to Denison and the Denison Board.

“Historical estimate” means an estimate of the quantity, grade or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepare before the issuer acquiring, or entering into an agreement to acquire an interest in the property that contains the deposit.

“IFRS” means International Financial Reporting Standards, being the standards and interpretations adopted by the International Accounting Standards Board, as amended from time to time, in effect and generally accepted in Canada as applicable to publicly accountable enterprises.

“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“Information Circular” means this information circular dated May 28, 2012 prepared by the Corporation and forwarded as part of the proxy solicitation materials to Shareholders in respect of the Meeting.

“Interim Order” means the interim order of the Court in a form acceptable to the Denison and Energy Fuels providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of the Parties, acting reasonably.

“IUC” means International Uranium Corporation, the former name of Denison.

“KEPCO” means Korea Electric Power Corporation.

“KEPCO Offtake Agreement” means the uranium offtake agreement dated June 15, 2009 among Denison, KEPCO and Korea Hydro & Nuclear Power Co., Ltd. providing for the delivery of 20% of Denison’s annual uranium production (±10%), but not less than 350,000 pounds U3O8 per year (±10%) from 2010 to 2015 and for the purchase of 20% of Denison’s annual uranium production after 2015, subject to certain conditions.

“KEPCO SRA” means a strategic relationship agreement dated June 15, 2009 among Denison, KEPCO and KEPCO Canada Uranium Investment Limited Partnership.

“KEPCO Waiver” shall have the meaning ascribed to such term in the Arrangement Agreement.

“Laws” means all applicable laws, including international, national, provincial, state, municipal and local laws (including common and civil law), treaties, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions, judgments, directives, decisions, rulings, decrees or other requirements of any Governmental Entity or Regulatory Authority having the force of law.

“Letter Agreement” means the binding letter agreement dated April 16, 2012 between Denison and Energy Fuels relating to the transactions contemplated by the Arrangement Agreement, as amended and extended pursuant to an extension letter agreement dated May 11, 2012.

“Liability” of any person shall mean and include: (a) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (b) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (c) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

“Magnum” means Magnum Uranium Corp., a wholly-owned subsidiary of Energy Fuels.

“Magnum USA” means Magnum Minerals USA Corp., a wholly-owned subsidiary of Magnum.

“Match Period” has the meaning ascribed to such term in the Arrangement Agreement.

“Material Adverse Effect” means, in respect of any Party, a state of facts, which either individually or in the aggregate, are or would reasonably be expected to be material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party or, in the case of Denison, the US Mining Division, taken as a whole, other than any change, effect, event or occurrence:

(a)	relating to the US, Canadian or global economy, political conditions or securities markets in general;

(b)	affecting the worldwide uranium mining industries in general and which does not have a materially disproportionate effect on the Party or, in the case of Denison, the US Mining Division; or

(c)	resulting from changes in the price of uranium.

“Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Meeting” means the special meeting of Shareholders to be held June 25, 2012, to consider the Arrangement and related matters, and any adjournment thereof.

“Meeting Record Date” means May 25, 2012.

“Mineral Reserve” means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Pre-Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

“misrepresentation” has the meaning given to such term in the Securities Act.

“New Denison Shares” means the shares of a new class of voting common shares in the capital of Denison which Denison will create and issue under the Plan of Arrangement and which immediately after completion of the transactions comprising the Plan of Arrangement will be identical in every relevant respect to the Denison Shares.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“Notice of Dissent” means a written objection to the Arrangement Resolution made by a registered Shareholder in accordance with the Dissent Procedures.

“Notified Party” has the meaning ascribed to such term in the Arrangement Agreement.

“NYSE MKT” means the trading market operated by NYSE MKT LLC.

“OBCA” means the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, including the regulations promulgated thereunder.

“Party” means either of Denison or Energy Fuels and “Parties” means both of them.

“Permitted Encumbrances” means:

(a)	minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially adversely affect the use, operation or enjoyment of the property subject thereto;

(b)	undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) arising or incurred in the ordinary course of business of the Denison US Group which individually or in the aggregate do not have a Material Adverse Effect on the Denison US Group;

(c)	statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the properties owned by the Denison US Group or served upon Denison or any member of the Denison US Group pursuant to Laws or that relate to obligations not due or delinquent, save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable; and

(d)	the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the properties of the Denison US Group or materially impair the operation or enjoyment of the properties.

“Person” includes an individual, corporation, partnership, trust, joint venture or other form of business organization.

“PFIC” has the meaning scribed to such term under the heading “Certain US Federal Income Tax Considerations – US Federal Income Tax Rules Applicable to US Holders of the Corporation with Respect to the Arrangement”.

“Piñon Ridge Mill” means Energy Fuels’ proposed Piñon Ridge Mill a proposed 500 ton per day uranium and vanadium processing facility, which is located near Naturita, Colorado.

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Appendix D to this Information Circular, as may be amended, varied or supplemented from time to time in accordance with the terms thereof or at the discretion of the Court in the Final Order.

“Pre-Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource demonstrated by at least a Pre-Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Pre-Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“Purchase and Sale Transaction” has the meaning ascribed to such term in the Arrangement Agreement.

“Purchased Shares” means all of the issued and outstanding White Canyon Shares and all of the issued and outstanding DMHC Shares (other than the DMHC Shares held by White Canyon).

“Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these that is relevant to his or her professional degree or area of practice; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association of geoscientists and/or engineers meeting the criteria set out in NI 43-101.

“Receiving Party” has the meaning ascribed to such term in the Arrangement Agreement.

“Receiving Party Board” has the meaning ascribed to such term in the Arrangement Agreement.

“Reclamation Account” has the meaning ascribed to such term in the Arrangement Agreement.

“Regulatory Authority” means:

(a)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(b)	any self-regulatory organization or stock exchange, including the TSX and, as applicable to Denison only, the NYSE MKT;

(c)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing.

“Representative” means, in respect of a person, its Subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act, R.S.O. 1990, c. S.5, as amended, including the regulations promulgated thereunder.

“Securities Authorities” means, collectively, the SEC, the Ontario Securities Commission and the other securities regulatory authorities in each of the provinces of Canada.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Share Consideration” means cash in the aggregate amount of Cdn$10.00 payable by cheque or wire transfer.

“Shareholder” means, at any time, a holder of Denison Shares.

“Sheep Mountain Project” means the mining claims and state mining leases comprising the Sheep Mountain uranium exploration property located in Fremont County, Wyoming, that is wholly owned, directly or indirectly, by Titan.

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date of the Letter Agreement and did not result from the breach of Section 4.1(e) or Section 4.2(e) of the Arrangement Agreement, as the case may be, or Section 6.1 of the Arrangement Agreement by the Receiving Party or its Representatives and that the Receiving Party Board determines in good faith after consultation with its legal and financial advisors:

(a)	is made either to the Receiving Party or to all the Receiving Party common shareholders and in compliance with applicable securities Laws;

(b)	that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal;

(c)	if consummated in accordance with its terms, would result in a transaction financially superior for the Receiving Party and its securityholders than the Arrangement;

(d)	is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and

(e)	that the taking of action in respect of such Acquisition Proposal is necessary for the Receiving Party Board in discharge of its fiduciary duties under applicable Laws.

“Superior Proposal Notice” shall have the meaning ascribed to such term in the Arrangement Agreement.

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder.

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes.

“Titan” means Titan Uranium Inc., a wholly owned subsidiary of Energy Fuels.

“Titan Arrangement” means the business combination of Energy Fuels and Titan by way of plan of arrangement under the Canada Business Corporations Act completed on February 29, 2012 whereby Energy Fuels acquired all of the issued and outstanding common shares of Titan and each shareholder of Titan received 0.68 of an EFI Share (rounded down to the nearest whole EFI Share) for each Titan share held.

“TSX” means the Toronto Stock Exchange.

“UF6” means uranium hexafluoride.

“U3O8” means triuranium octoxide.

“UPC” means Uranium Participation Corporation, an investment holding company. A wholly-owned subsidiary of Denison, DMI, manages UPC. UPC invests substantially all of its assets in uranium, either in the form of U3O8 or UF6, with the primary investment objective of achieving appreciation in the value of its uranium holdings.

“Uranium Power” means Uranium Power Corporation, a wholly owned subsidiary of Titan.

“US” or “United States” means the United States of America.

“US Mining Division” means all of Denison’s mineral exploration, development and mining assets and operations located in the United States owned directly or indirectly by the Denison US Group.

“US Securities Laws” means the federal and state securities legislation of the United States including without limitation the 1933 Act and the 1934 Act, and all rules, regulations and orders promulgated thereunder, as amended from time to time.

“V2 O5 ” means vanadium pentoxide.

“White Canyon” means White Canyon Uranium Limited, a wholly-owned subsidiary of Denison.

“White Canyon Acquisition” means the acquisition by Denison of 100% of the issued and outstanding White Canyon Shares at a price of Aus$0.24 per share for a total consideration of approximately Aus$57.0 million completed in August, 2011.

“White Canyon Shares” means the ordinary shares in the capital of White Canyon.

Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders.

REPORTING CURRENCIES

Unless otherwise indicated, all references in this Information Circular to “Cdn$” refer to Canadian dollars, all references to “$” and “US$” refer to US dollars and all references to “Aus$” refer to Australian dollars.

EXCHANGE RATES

The following table sets forth (i) the noon rates of exchange for the Canadian dollar, expressed in Canadian dollars per US dollar, in effect at the end of the period indicated, (ii) the average noon rates of exchange for such periods, and (iii) the high and low noon rates of exchange during such periods, in each case based on the noon rates of exchange as quoted by the Bank of Canada.

Canadian Dollar per US Dollar	January 1, 2012 through May 25, 2012	Year ended December 31
		2011	2010	2009
Noon rate at end of period	1.0275	1.0170	0.9946	1.0466
Average noon rate for period	1.0001	0.9891	1.0299	1.1420
High noon rate for period	1.0275	1.0604	1.0778	1.3000
Low noon rate for period	0.9807	0.9447	0.9946	1.0292

On May 25, 2012, based on the noon rate of exchange as quoted by the Bank of Canada, the rate of exchange for United States dollars to Canadian dollars was US$1.00:Cdn$1.0275.

INTRODUCTION

General

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Denison for use at the Meeting. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement and the Plan of Arrangement, copies of which are attached at Appendix C and Appendix D, respectively. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Information Circular is given as of May 28, 2012, unless otherwise specifically stated.

Note Regarding Forward-Looking Information

Certain statements contained in this Information Circular, and in certain documents incorporated by reference into this Information Circular, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of US Securities Laws (collectively, “forward-looking information”). All forward-looking information is based on the current expectations, estimates, projections, beliefs and assumptions of the Corporation and/or Energy Fuels, as applicable, based on information available at the time the information was provided and in light of management’s experience and perception of historical trends. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “plan”, “intend”, “design”, “target”, “undertake”, “view”, “indicate”, “maintain”, “explore”, “schedule”, “objective”, “strategy”, “likely”, “potential” and similar words and expressions are intended to identify forward-looking information. By its nature, forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. The Corporation and Energy Fuels, as applicable, believe that the expectations reflected in such forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this Information Circular should not be unduly relied upon. This information speaks only as of the date of this Information Circular or as of the date specified in the documents incorporated by reference into this Information Circular, as the case may be.

In particular, this Information Circular, and the documents incorporated by reference herein, contains forward-looking information pertaining to, among other things: the satisfaction of conditions in respect of the Arrangement; the completion of the Arrangement; the perceived benefits of the Arrangement and impact of the Arrangement on the Shareholders; the timing of the EFI Share Consolidation, the Final Order, the Effective Date and the Distribution Record Date; certain Canadian and US federal income tax consequences resulting from the completion of the Arrangement; the business of the Meeting; the effects of the Arrangement on Denison, including but not limited to, the plans, business and operations of the Corporation following completion of the Arrangement; information about the US Mining Division, including without limitation, mineral reserves and resources estimates, production estimates, estimated production costs, litigation matters, development expenditures and reclamation costs, expectations respecting the receipt of regulatory approvals, permits and licences and expectations respecting treatment under governmental regulatory regimes and tax, environmental and other laws; the effects of the Arrangement on Energy Fuels, including but not limited to, the business, operations and financial position and performance of Energy Fuels following completion of the Arrangement; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance relating to the Corporation, the US Mining Division and Energy Fuels.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information throughout this Information Circular. These factors and assumptions include, but are not limited to: the Corporation and Energy Fuels complying with the terms and conditions of the Arrangement Agreement; the receipt of all necessary securityholder, regulatory, Court and third party approvals in respect of the Arrangement; no occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; no unforeseen changes in the legislative and operating framework for the business of the Corporation (including with respect to the US Mining Division) or Energy Fuels; capital expenditure programs; no significant adverse changes in commodity prices, foreign currency exchange rates, interest rates or economic conditions; schedules and timing of certain projects and strategies for growth; future operating and financial results; no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity; the successful implementation of business plans and strategies; general economic, business and market conditions; global financial conditions; market prices for uranium and vanadium; the market price of the Denison Shares and the EFI Shares; ability to access capital; currency exchange rates and interest rates; estimates respecting mineral reserves and resources and production; estimated reclamation and decommissioning liabilities; the timing and receipt of industry partner, government and other third party consents and approvals; the timing and receipt of obtaining permits and licences for development properties; geological, operational and price assumptions; geological, technical and processing expectations; the ability of Denison and Energy Fuels to meet obligations to creditors; actions taken by regulatory authorities with respect to mining activities the potential influence of, or reliance upon, its business partners; the adequacy of insurance coverage; and the ability to attract and retain qualified personnel.

Actual results could differ materially from those anticipated in the forward-looking information provided as a result of certain material risks and uncertainties including, without limitation: the Arrangement may not be completed in the manner or on the timelines anticipated, or at all; Denison and/or Energy Fuels may be unable to satisfy the conditions of the Arrangement including obtaining the required consents, permits or approvals, including Shareholder, EFI Shareholder, TSX and NYSE MKT approval and the Final Order of the Court approving the Arrangement; the occurrence of an event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; Energy Fuels may fail to realize the anticipated synergies and benefits of the acquisition of the US Mining Division; for reasons currently unforeseen, the completion of the Arrangement may not result in the benefits to Shareholders and the business and operations of Denison currently anticipated; volatility in market prices for commodities, including volatility in market prices for uranium and vanadium, and volatility and changes in foreign currency exchange rates and interest rates may, among other factors, have an adverse effect on the value of mineral reserves, earnings and cash flows of Denison and/or Energy Fuels and the market price of the Denison Shares and/or the EFI Shares; Denison and/or Energy Fuels may be negatively impacted by changes in general economic, market and business conditions in Canada, North America, and worldwide; adverse global financial conditions may impact the ability of Denison and/or Energy Fuels to obtain equity or debt financing in the future and, if obtained, on terms favourable to Denison and/or Energy Fuels, as applicable; if increased levels of volatility and market turmoil persist, the operations of Denison (including the US Mining Division) and/or Energy Fuels could be adversely impacted and the trading price of the Denison Shares and/or the EFI Shares could be adversely effected; Denison and Energy Fuels are unable to predict how future actions by governmental or regulatory authorities including changes in income tax laws may impact the financial condition of Denison and/or Energy Fuels; the market price of the Denison Shares or the EFI Shares may be subject to substantial volatility as a result of a number of factors many of which are outside of the control of Denison and Energy Fuels, respectively; there are certain liabilities inherent in mining operations; exploration for and development of mineral properties is speculative and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate; Denison and Energy Fuels, as applicable, are unable to ensure that current or future exploration and development programs will result in profitable, commercial mining operations or that current production at existing mining operations will be replaced with new mineral reserves; the exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and there can be no assurance that Denison and Energy Fuels, as applicable, will be successful in obtaining the required financing as and when needed on acceptable terms; there are uncertainties associated with estimating mineral reserves and resources and production; there is uncertainty as to the current and future reclamation and decommissioning liabilities of the Denison (including in respect of the US Mining Division) and Energy Fuels; the failure of Denison and/or Energy Fuels, as applicable, to obtain industry partner, government and other third party consents and approvals or delays in obtaining permits and licences for development properties, when required may result in an adverse impact to such party; Denison and/or Energy Fuels may be impacted by competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to nuclear energy or uranium mining may have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry which may, in turn, effect the business and operations of Denison and/or Energy Fuels; uranium industry competition and international trade restrictions may have a negative impact on Denison and/or Energy Fuels; risks related to the incorrect assessments of the value of acquisitions; the properties of Denison (including properties comprising the US Mining Division) and the properties of Energy Fuels may be subject to certain title risks; Denison and/or Energy Fuels may experience geological, technical and processing problems; risks relating to Denison’s and Energy Fuels’ ability to meet obligations to their respective creditors; actions taken by regulatory authorities with respect to mining activities the potential influence of, or reliance upon, business partners may adversely effect Denison and/or Energy Fuels; insurance coverage may not be adequate in all circumstances and no assurance can be given that reasonable insurance will continue to be available, that it will be available at economically feasible premiums or that it will provide sufficient coverage for all risks and hazards; Denison’s international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances; compliance with environmental law and any changes to such laws that require the Corporation and/or Energy Fuels, as applicable, to meet stricter environmental regulations may require the expenditure of significant additional financial and managerial resources; failure to meet the requirements and conditions of certain operating and environmental permits, licenses and approvals may impact the right of Denison’s and/or Energy Fuels’, as applicable, to continue operating such party’s facilities and consequently, may have a material adverse impact on such party’s financial condition or results of operations; litigation risks; construction risks; maintaining safe work sites; project risks; and the impact of environmental issues, including climate change.

Readers are cautioned that the foregoing lists are not exhaustive. Additional information respecting forward-looking information specific to the US Mining Division and Energy Fuels is included in Appendix G under the heading “Introduction – Note Regarding Forward-Looking Information”. The information contained in this Information Circular, including the information provided under the heading “Risk Factors” herein, under the heading “Risk Factors” in Appendix G and in the documents incorporated by reference herein, discusses certain of the items identified above and their impact more fully and identifies additional factors and uncertainties that could affect the performance and operating results of Denison and Energy Fuels. Additional risks respecting the business and operations of Denison are also set forth under the heading “Risk Factors” in the Denison AIF which has been filed under Denison’s profile on SEDAR at www.sedar.com, which risk factors are incorporated by reference herein. Readers are urged to carefully consider those factors and the other information contained or incorporated by reference in this Information Circular. The impact of any one risk, uncertainty or other factor on specific forward-looking information is not determinable with certainty as these factors are interdependent and the future course of action by management of Denison or Energy Fuels, as applicable, will depend upon the assessment of all information at that time.

Denison has included the above summary of assumptions and risks related to forward-looking information provided in this Information Circular in order to provide Shareholders with a more complete perspective on Denison’s and Energy Fuels’ current and future business and operations and the future business and such information may not be appropriate for other purposes. The actual results, performance or achievements of Denison and/or Energy Fuels could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, the benefits that Denison, Energy Fuels or Shareholders will derive therefrom.

The Corporation does not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as may be required pursuant to applicable laws. Any forward-looking information contained or incorporated by reference herein is expressly qualified by this cautionary statement.

Cautionary Note Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the mineral properties of Denison and Energy Fuels included or incorporated by reference in this Information Circular, including Appendix G “Information Concerning Energy Fuels”, has been prepared in accordance with the requirements of Canadian Securities Laws, which differ in material respects from the requirements of US Securities Laws applicable to US companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “reserve”. In accordance with NI 43-101, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this Information Circular or in the documents incorporated by reference in this Information Circular have the meanings ascribed to those terms by the CIM, as the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by NI 43-101, the SEC does not recognize them. Shareholders who are US persons are cautioned that, except for that portion of the Mineral Resources classified as Mineral Reserves, Mineral Resources do not have demonstrated economic value. Inferred Mineral Resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under Canadian Securities Laws, estimates of Inferred Mineral Resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.

Therefore, Shareholders are cautioned not to assume that all or any part of an Inferred Mineral Resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, Shareholders are cautioned not to assume that all or any part of Measured Mineral Resource or Indicated Mineral Resources will ever be upgraded to Mineral Reserves.

Information for United States Shareholders

The New Denison Shares, the interests in the EFI Note and the EFI Payment Shares to be issued to and exchanged with Shareholders pursuant to the Arrangement have not been and will not be registered under the 1933 Act and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act provides an exemption from the registration requirements of the 1933 Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on May 28, 2012 and, subject to the requisite approval of the Arrangement Resolution by Shareholders, a hearing on the Arrangement will be held on June 27, 2012 at 10:00 a.m. (Toronto time) at the Ontario Superior Court of Justice (Commercial List), 330 University Avenue, Toronto, Ontario, M5G 1R7, or as soon thereafter as is reasonably practicable. All Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute the basis for the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof with respect to the securities to be issued to and exchanged with the Shareholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. See “Principal Legal Matters – Court Approval and Completion of the Arrangement”.

This solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act, and proxy statements under the 1934 Act.

The financial statements and other financial information included and incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP and IFRS, and are subject to Canadian or Australian, as applicable, accepted auditing standards and auditor independence rules, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements and financial information of United States companies.

Enforcement by the Shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Denison and Energy Fuels are organized under the laws of a jurisdiction other than the United States, that certain of their respective officers and directors are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States and that certain of the assets of Denison and Energy Fuels and such persons may be located outside the United States. Shareholders may not be able to sue such persons in a non-US court for violations of US Securities Laws. It may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon the parties to the Arrangement, certain of their respective officers and directors or certain of the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under US Securities Laws. In addition, Shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under US Securities Laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under US Securities Laws.

The New Denison Shares and the EFI Payment Shares to be issued to and exchanged with the Shareholders pursuant to the Arrangement will be freely transferable under US Securities Laws, except by persons who are “affiliates” of Denison or Energy Fuels, as applicable, after the Effective Date or were affiliates of Denison or Energy Fuels, as applicable, within 90 days prior to the Effective Date. Generally, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer. See “The Arrangement – United States Securities Laws Considerations”.

Shareholders should be aware that the Arrangement and the exchange of their Denison Shares for New Denison Shares, interests in the EFI Note, and EFI Payment Shares may have material tax consequences in the United States, including, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes. Certain tax considerations applicable to Shareholders subject to United States federal taxation are discussed under the heading “Certain US Federal Income Tax Considerations”. Shareholders who are resident in, or citizens of, the United States should consult their own tax advisors to determine the particular consequences to them of the Arrangement.

THE NEW DENISON SHARES, INTERESTS IN THE EFI NOTE AND THE EFI PAYMENT SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH STATE REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Information Contained in this Information Circular

All information relating to Energy Fuels and any affiliates of Energy Fuels contained in this Information Circular has been provided to Denison by Energy Fuels. The Denison Board has relied upon this information without having made any independent inquiries as to the accuracy or completeness thereof; however, it has no reason to believe such information is misleading or inaccurate. Neither the Denison Board nor Denison assumes any responsibility for the accuracy or completeness of such information or for any omission on the part of Energy Fuels to disclose facts or events which may affect the accuracy or completeness of any such information.

No person has been authorized to give any information or to make representations in connection with the Arrangement other than those contained in this Information Circular and, if given or made, any such information or representation should not be considered to have been authorized by Denison or Energy Fuels.

This Information Circular does not constitute the solicitation of an offer to acquire any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

You should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with your own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting, for the purposes set forth in this Information Circular and the accompanying Notice of Meeting. Proxies must be received (either directly or through a Shareholder’s broker or other intermediary) by Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not later than 5:00 p.m. on the date that is two days (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting, or any adjournment thereof. Shareholders of record at the close of business on May 25, 2012 (being the Meeting Record Date) will be entitled to vote at the Meeting.

The instrument appointing a proxy must be in writing and be executed by the Shareholder or his or her attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy or voting instruction form (each referred to as a “Form of Proxy”) are executive officers of Denison. A Shareholder submitting the proxy has the right to appoint a person (who does not have to be a Shareholder) to represent him or her at the Meeting other than the individuals named in the Form of Proxy. To exercise this right, the Shareholder should insert the name of the desired representative in the blank space provided in the Form of Proxy and strike out the name of the management designee, or submit another appropriate proxy and return it in the enclosed envelope. If a Shareholder plans to attend the Meeting and vote his or her Denison Shares in person, the Shareholder must insert his or her own name in the space provided for on the Form of Proxy to appoint themselves as proxyholder and return it in the enclosed envelope without completing the remainder of the Form of Proxy, as such Shareholder’s votes will be taken at the Meeting.

Notice to Beneficial Holders of Denison Shares

The information set forth in this section is of significant importance to a substantial number of Shareholders who do not hold their Denison Shares in their own name. Shareholders who do not hold their Denison Shares in their own name (referred to in this section as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Denison Shares can be recognized and acted upon at the Meeting. If Denison Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Denison Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Denison Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Denison Shares are registered under the name of “CDS & Co.” the registration name for CDS, which company acts as a nominee for many Canadian brokerage firms. In the United States, the vast majority of such Denison Shares are registered under the name of “Cede & Co.”, the registration name for DTC, which company acts as a nominee for many US brokers firms. Denison Shares held by brokers or their nominees can only be voted for or against resolutions upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting Denison Shares for their clients. The Corporation does not know for whose benefit the Denison Shares registered in the name of CDS & Co. or Cede & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Denison Shares are voted at the Meeting. The purpose of a Form of Proxy supplied to a Beneficial Shareholder by its broker is limited to instructing the broker how to vote on behalf of the Beneficial Shareholder. The majority of brokers in Canada and the United States now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications, Inc. (“Broadridge”). Broadridge typically mails a scannable Voting Instruction Form in lieu of the Instrument of Proxy issued by the Corporation. Beneficial Shareholders are requested to complete and return the Voting Instruction Form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (as noted on the Voting Instruction Form) to deliver their voting instructions and vote the Denison Shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Denison Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Denison Shares directly at the Meeting as the Voting Instruction Form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Denison Shares voted. Beneficial Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Denison Shares at the Meeting.

Although a Shareholder may not be recognized directly at the Meeting for the purposes of voting their Denison Shares, a Shareholder may attend at the Meeting as a proxyholder and vote their Denison Shares in that capacity. To do this, a Shareholder must enter their own name in the blank space on the Form of Proxy provided to them and return the document to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Revocability of Proxy

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise of that proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by (a) instrument in writing executed by the registered Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either at the head office of the Corporation at any time prior to 4:30 p.m. (Toronto time) on the last Business Day before the day of the Meeting, or an adjournment or postponement of the Meeting, or with the Chair of the Meeting on the day of the Meeting, and in either case, the proxy will be considered to be revoked or (b) by transmitting, by telephone or electronic means; a revocation that complies with the timing set out in (a) and that is signed by electronic signature that permits a reliable determination that the document was created or communicated by or on behalf of the Shareholder or the attorney, as the case may be.

Beneficial Shareholders should contact their broker, financial institution or other nominee through which their Denison Shares are held in order to revoke any previous submitted proxy or voting instructions.

Persons Making the Solicitation

This solicitation is made by management of the Corporation. The costs incurred in the preparation and mailing of the Form of Proxy, this Information Circular and the accompanying Notice of Meeting will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, or by other means of communication or by the directors, officers and employees of Denison, who will not be remunerated for such activities.

Exercise of Discretion by Proxy

The Denison Shares represented by proxies in favour of management nominees will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting, and where the Shareholder specifies a choice with respect to any matter to be acted upon, the Denison Shares will be voted in accordance with the specification so made.

In the absence of such specification, such Denison Shares will be voted FOR the matters to be acted upon as set out herein, including the Arrangement Resolution. The persons appointed under the Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Form of Proxy and Notice of Meeting and with respect to any other matters which may properly be brought before the Meeting. If amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this Information Circular, management of Denison knows of no such amendment, variation, or other matter.

Procedure and Votes Required

The Interim Order provides that each registered Shareholder at the close of business on the Record Date will be entitled to receive notice of and to attend the Meeting.

Pursuant to the Interim Order:

•	each Denison Share will entitle a Shareholder to one vote at the Meeting, other than Denison Shares for which Dissent Rights have been exercised;

•

the number of votes required to pass the Arrangement Resolution shall be not less than 66 2/3% of the votes cast by Shareholders voting as a single class, either in person or by proxy, in respect of the Arrangement Resolution at the Meeting; and

•	the quorum at the Meeting shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Denison Shares.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement

The Denison Board, with the assistance of Denison’s management, continually reviews options available to Denison to ensure that Shareholders’ value is maximized. As part of this ongoing process, the Denison Board held a strategy session in October, 2011, at which it considered the conditions in the uranium market and options for increasing Shareholder value through restructuring of the Corporation. The Denison Board recognized that the challenging uranium market conditions and disproportionate investor focus on Denison’s US-based production business may have the effect of overshadowing the potential of Denison’s exploration and development business. In light of these factors, the Denison Board determined that management should investigate potential corporate development opportunities with a view to potentially separating Denison’s two distinct business segments, being its mid-sized US production business and its global exploration and development business. The Denison Board considered that the separation of these two units may give investors more choice and unlock value by allowing each business unit to focus on its distinct operations. The Denison Board directed management to identify potential opportunities for further consideration. In late October, 2011, Denison engaged Haywood Securities to provide advice with respect to potential corporate development opportunities, including opportunities relating to the separation of its two business segments.

From late October, 2011, to March, 2012, management of Denison, with the assistance of Haywood Securities, identified a limited number of potential counterparties with respect to a transaction of the kind described above. Denison engaged in informal discussions with a number of these potential parties regarding possible transactions, including transactions relating to the disposition of the US Mining Division. None of the preliminary discussions resulted in any formal negotiations.

One of the parties that had been identified as a potential fit to acquire the US Mining Division was Energy Fuels. On March 6, 2012, Ron Hochstein, President and Chief Executive Officer of Denison, and representatives of Haywood Securities met with Stephen P. Antony, President and Chief Executive Officer of Energy Fuels, and representatives of Dundee Securities Ltd. to discuss potential opportunities with respect to a combination of Energy Fuels and the US Mining Division. At the conclusion of the meeting, Messrs. Hochstein and Antony determined to continue discussions with respect to a potential transaction.

On March 8, 2012, at the regularly scheduled meeting of the Denison Board, management presented to the Denison Board a report prepared by Haywood Securities regarding its assessment of potential corporate development opportunities for Denison relating to the separation of the US Mining Division. Although no formal determination with respect to proceeding with such a transaction was made, the Denison Board indicated its support to management to pursue the potential initiatives that had been identified by management and Haywood Securities, including with respect to a potential transaction with Energy Fuels.

Following the March 8, 2012 meeting, management of Denison conducted further discussions with management of Energy Fuels with respect to a potential transaction. Management of Denison felt at that time that a potential transaction with Energy Fuels may represent the most promising prospect for a transaction of the type being contemplated. Denison and Energy Fuels determined to proceed with further discussions and on March 12, 2012, Denison and Energy Fuels entered into a confidentiality agreement which included customary standstill and non-solicitation clauses. Denison ceased discussions with all other parties with which it had been communicating. Denison commenced preliminary due diligence with respect to Energy Fuels and Energy Fuels began preliminary due diligence with respect to the US Mining Division. On March 15, 2012, Denison engaged Haywood Securities to provide advisory services in connection with the potential sale of the US Mining Division to Energy Fuels. During the second half of March, 2012, Denison and Energy Fuels continued their initial due diligence and began preliminary discussions with respect to potential transaction terms. During this period, Denison consulted its legal and tax advisors with respect to the legal, regulatory and tax issues associated with potential structures which would permit Energy Fuels to acquire the US Mining Division for newly issued shares, and for those shares to be distributed to Shareholders. On March 23, 2012, Denison and Energy Fuels entered into a non-binding letter of intent that set forth a framework for continued discussions and negotiation of a transaction agreement, as well as the parties’ initial mutual understanding of the key terms of a potential transaction. Upon the execution of the letter of intent, Denison and Energy Fuels determined to proceed with discussions on an exclusive basis.

Following the execution of the non-binding letter of intent, each of Denison and Energy Fuels commenced more detailed business due diligence, and directed their respective legal counsel and other advisors to conduct more detailed due diligence on the other party’s business and legal structure. Denison and Energy Fuels also commenced negotiation of a binding agreement setting out the terms of the potential transaction.

On April 2, 2012, Mr. Hochstein met with Mr. Antony, as well as Mark Goodman and Richard Patricio, two of Energy Fuels’ directors, in Toronto to discuss more specific transaction terms and structures. Among the topics discussed at this meeting were the Energy Fuels request that two members of the Denison Board be included on the Energy Fuels Board following closing and integration of the Energy Fuels and the US Mining Division management personnel following completion of the transaction to ensure continuity for the business going forward. Denison also raised the desire to retain two members of the US Mining Division staff for its international projects. The parties also discussed matters related to the transaction structure and the nature and value of the consideration to be exchanged in the transaction. On April 4 and 5, 2012, Mr. Hochstein met with Mr. Antony in Denver, Colorado to discuss the potential transaction in more detail. On April 5, 2012, Denison and Energy Fuels reached a general resolution regarding the value for the US Mining Division and corresponding number of EFI Shares to be issued in the transaction.

On April 9, 2012, the Denison Board met to receive an update with respect to the proposed transaction with Energy Fuels. At that time, the Denison Board received an oral fairness opinion from Haywood Securities with respect to the transaction and discussed the key deal terms that were under discussion. The Denison Board indicated its general support in principle of the transaction as proposed, subject to settlement of the terms of the Letter Agreement in a manner satisfactory to the Denison Board. The Denison Board directed management to continue negotiations with Energy Fuels with respect to the completion of the Letter Agreement. On April 16, 2012, Denison and Energy Fuels settled the final terms of the Letter Agreement. Denison’s Board held a meeting to approve the Letter Agreement. At that meeting Haywood Securities confirmed its oral fairness opinion to the Denison Board. Denison and Energy Fuels executed the Letter Agreement that day and announced the transaction to the public.

Following the execution of the Letter Agreement, Denison’s management began preparations for the Denison meeting and commenced negotiation of the terms of the Arrangement Agreement. Denison and Energy Fuels also completed some final confirmatory due diligence during this period, and Denison’s and Energy Fuels’ tax and legal advisors prepared a further detailed analysis of an appropriate structure to carry out the transaction contemplated by the Letter Agreement. The Letter Agreement provided a deadline to enter into the Arrangement Agreement of May 11, 2012. Discussions with respect to the structure of the Plan of Arrangement, as well as the final terms of the Arrangement Agreement and the Support Agreements, were continuing at May 11, 2012. On May 11, 2012, the parties entered into an amendment to the Letter Agreement which extended the Arrangement Agreement deadline date to May 23, 2012.

Between May 11, 2012 and May 23, 2012, Denison and Energy Fuels continued negotiations on the terms of the Arrangement Agreement including the final structure of the Plan of Arrangement. On May 22, 2012 the Denison Board met to consider the Arrangement Agreement. The Denison Board unanimously approved the terms of the Arrangement Agreement. At this meeting Haywood Securities re-confirmed its oral fairness opinion to the Denison Board. On May 23, 2012, Energy Fuels and Denison agreed on the final terms of the Arrangement Agreement and executed the Arrangement Agreement. The Denison Support Agreements and EFI Support Agreements were concurrently executed and delivered by the applicable directors, officers and shareholders of Denison and Energy Fuels.

Reasons for the Arrangement

In the course of its evaluation of the Arrangement, the Denison Board consulted with senior management, legal counsel and Haywood Securities, conducted due diligence and reviewed publicly available information concerning Energy Fuels, and considered a number of factors including, among others, the following:

(a)	Strategic Business Focus. The Arrangement will improve and expand Denison’s ability to focus on and pursue both short and long-term objectives and strategies best suited to a uranium exploration and development company.

(b)	Increased Market Clarity. The Arrangement and operational focus resulting from the Arrangement is expected to allow investors and analysts to more accurately compare and evaluate Denison against appropriate peers, benchmarks and performance criteria specific to a mining exploration and development company and that this, in turn, will allow Denison to realize the appropriate valuation for its exploration and development assets which may not have been accorded if all of Denison’s assets continued to be held within the same entity.

(c)	Continued Participation by Shareholders in the US Mining Division through Energy Fuels. Under the terms of the Arrangement, Shareholders will receive an aggregate of 425,441,494 EFI Shares on a pro rata basis such that, for each Denison Share held on the Distribution Record Date, a Shareholder will receive approximately 1.106 EFI Shares (or 0.1106 of an EFI Post-Consolidation Share in the event that the EFI Share Consolidation is completed before the Effective Date) and as such will continue to participate in any value increases associated with the development and operation of the US Mining Division.

(d)	Fairness Opinion. The Denison Board considered the Fairness Opinion of Haywood Securities to the effect that, as of the date thereof and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications as set forth in the Fairness Opinion, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Shareholders.

(e)	The Terms of the Arrangement Agreement. Under the Arrangement Agreement, the Denison Board remains able to respond, in accordance with its fiduciary duties, to unsolicited proposals that are more favourable than the Arrangement.

(f)	Support Agreements. Certain Shareholders holding approximately 10.7% of the outstanding Denison Shares have entered into Support Agreements with Energy Fuels pursuant to which they have agreed that they will vote in favour of the Arrangement.

(g)	Dissent Rights. Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Denison Shares in accordance with the Plan of Arrangement.

(h)

Approval Thresholds. The Denison Board considered the fact that the Arrangement Resolution must be approved by 66 2/3% of the votes cast in person or by proxy at the Meeting. The Arrangement must also be approved by the Court, which will consider the fairness of the Arrangement to all Shareholders.

In the course of its deliberations, the Denison Board also identified and considered a variety of risks, including:

(a)	the consideration received by Denison and ultimately distributed to Shareholders will be in the form of the EFI Note, the principal amount of which is repayable in EFI Shares, the number of EFI Shares to be used to repay the EFI Note is a fixed amount, and the number of EFI Shares to be received by Shareholders pursuant to the Arrangement will not be adjusted based on fluctuations in the market value of EFI Shares; and

(b)	the risks to the Corporation if the Arrangement is not completed, including the costs to the Corporation in pursuing the Arrangement and the diversion of management attention away from the conduct of the Corporation’s business.

The foregoing summary of the information and factors considered by the Denison Board is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Denison Board did not quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. The Denison Board’s recommendation was made after consideration of all of the above-noted factors and in light of its collective knowledge of the business, financial condition and prospects of the Corporation, and was also based upon the advice of Haywood Securities and legal advisors. In addition, individual members of the Denison Board may have assigned different weights to different factors.

Recommendation of the Denison Board

The Denison Board has unanimously determined that the Arrangement is fair to Shareholders and is in the best interests of Denison, and recommends that Shareholders vote FOR the Arrangement Resolution.

The directors and officers of Denison and their associates beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2,819,382 Denison Shares, representing approximately 0.7% of the outstanding Denison Shares. Shareholders, holding an aggregate of 41,019,382 Denison Shares, representing approximately 10.7% of the outstanding Denison Shares, have entered into Denison Support Agreements to vote all of their Denison Shares in favour of the Arrangement Resolution.

FAIRNESS OPINION

On April 9, 2012 and April 16, 2012, prior to Denison executing the Letter Agreement, Haywood Securities delivered an oral fairness opinion to the Denison Board. Haywood Securities confirmed the fairness opinion orally at a meeting held May 22, 2012 prior to Denison executing the Arrangement Agreement. On May 23, 2012, Haywood Securities delivered the Fairness Opinion to the Denison Board. Both the oral fairness opinion and the Fairness Opinion provide that, as of the dates thereof and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in the Fairness Opinion, the consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view to the Shareholders.

The Fairness Opinion addresses the fairness, from a financial point of view, of the consideration to be received by the Shareholders pursuant to the Arrangement and does not address any other aspect of the Arrangement or any related transaction, including any tax consequences of the Arrangement to Denison or Shareholders. The Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Denison, its associates or affiliates and their respective advisors or otherwise or the underlying business decision of Denison to effect the Arrangement or any related transaction. As set forth in the Fairness Opinion, Haywood Securities has relied upon, and assumed the completeness, accuracy and fair presentation of all financial information, business plans, forecasts, and other information, data, advice, opinions, and representations obtained by Haywood Securities from public sources or provided by or on behalf of Denison. Haywood Securities was not asked to prepare, and has not prepared, a formal valuation or appraisal of Denison or any of its respective assets or securities. The Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution, or how to act with respect to any matters relating to the Arrangement.

Under the terms of the engagement of Haywood Securities, Denison has agreed to pay Haywood Securities a fee for delivery of the Fairness Opinion. In addition, Denison has agreed to reimburse Haywood Securities for its reasonable out-of-pocket expenses, and to indemnify Haywood and related parties against liabilities relating to, or arising out of, its engagement.

The Fairness Opinion, as well as the oral fairness opinion provided by Haywood on April 9, 2012 and April 16, 2012 and confirmed on May 22, 2012, was among the important factors considered by the Denison Board in evaluating the Arrangement and unanimously concluding that the Arrangement is in the best interests of Denison and the Shareholders. See “Background to and Reasons for the Arrangement – Reasons for the Arrangement”.

The full text of the Fairness Opinion including the assumptions made, procedures followed, scope of review, matters considered and limitations on the review undertaken by Haywood is attached at Appendix F to this Information Circular. Shareholders are encouraged to read the Fairness Opinion carefully and in its entirety.

THE ARRANGEMENT

The following is a summary only of the material terms of the Arrangement Agreement and the Plan of Arrangement. Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement, as attached at Appendix C and Appendix D, respectively.

Summary of the Arrangement

If the issuance of the EFI Payment Shares is approved by the requisite number of EFI Shareholders and the Arrangement is approved by the requisite number of Shareholders and the Court, the following transactions will occur sequentially in the following order, among other things:

(a)	Denison and Energy Fuels shall complete the Purchase and Sale Transaction pursuant to which Denison shall sell to Energy Fuels, and Energy Fuels shall purchase from Denison (i) all of the Purchased Shares in consideration and payment of the Share Consideration to Denison and (ii) all of the Acquired Debt in consideration for the issuance of the EFI Note to Denison;

(b)	each Denison Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Denison and Denison shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 of the Plan of Arrangement, and the name of such holder shall be removed from the central securities register as a holder of Denison Shares and such Denison Shares so transferred to Denison shall thereupon be cancelled;

(c)	in the course of a reorganization of capital:

(i)	the authorized share capital of Denison shall be reorganized and altered by:

A.	renaming and re-designating all of the issued and unissued Denison Shares as the Class A Common Shares which shares shall have the same rights and restrictions as the Denison Shares except that each Class A Common Share shall be entitled to two votes at any meeting of the Shareholders, and

B.	creating an unlimited number of the New Denison Shares without par value, with rights, privileges, restrictions and conditions identical to the Denison Shares;

(ii)	Denison’s Articles of Amalgamation (as amended) shall be amended to reflect the alterations in section 3.1(c)(i) of the Plan of Arrangement;

(iii)	pursuant to the reorganization, each issued and outstanding Class A Common Share shall be exchanged for one New Denison Share and an assignment by Denison of that portion of the principal amount of the EFI Note determined by dividing the fair market value of the EFI Note by the number of Class A Common Shares outstanding;

(iv)	the Class A Common Shares, none of which will be allocated and issued once the steps referred to in section 3.1(c)(iii) of the Plan of Arrangement are completed, shall be cancelled and the authorized capital of Denison shall be changed by deleting the Class A Common Shares as a class of shares of Denison;

(v)	the amount added to the stated capital of the New Denison Shares shall be the excess, if any, of (1) paid-up capital (as that term is used for the purposes of the Tax Act) of the Denison Shares (other than the Denison Shares held by the Dissenting Shareholders) immediately prior to the Effective Time, less (2) the principal amount of the EFI Note; and the stated capital of the Class A Common Shares shall, for greater certainty, be nil;

(vi)	Denison’s Articles of Amalgamation (as amended) shall be amended to reflect the alterations in section 3.1(c)(iv) of the Plan of Arrangement; and

(d)	pursuant to the terms of the EFI Note, Energy Fuels will repay the EFI Note by issuing the EFI Payment Shares to the Shareholders in full and final satisfaction of the EFI Note. No fractional EFI Shares shall be issued. In the event that the repayment of the EFI Note would otherwise result in the issuance to a Shareholder of a number of EFI Shares which is not a whole number, the number of EFI Shares to be issued to such Shareholder shall be rounded down to the nearest whole number.

On or promptly after the Effective Date, Energy Fuels will deliver or arrange to be delivered to the Depositary certificates representing the EFI Payment Shares to be issued to the Shareholders on the repayment of the EFI Note and in accordance with the provisions of the Arrangement, which certificates shall be held by the Depositary as agent and nominee for such Shareholders for distribution to such Shareholders in accordance with the provisions of the Plan of Arrangement.

Subject to the provisions of Article 5 of the Plan of Arrangement, Shareholders (other than Dissenting Shareholders) shall be entitled to receive delivery of the certificates representing the EFI Shares to which they are entitled pursuant to the Arrangement.

Following the completion of these transactions, the US Mining Division will be owned by Energy Fuels and the Shareholders will in aggregate own approximately 66.5% of the issued and outstanding EFI Shares. See “The Arrangement Agreement” and “Information Concerning Energy Fuels After the Arrangement”.

Interests of Certain Persons or Companies in the Matter to be Acted Upon

To the knowledge of the Denison Board and management and except as otherwise disclosed herein, none of senior management or the directors of Denison, or any associate or affiliate thereof, has a material interest, direct or indirect by way of beneficial ownership of securities or otherwise in the Arrangement.

The officers and directors of Denison and their associates and affiliates beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 2,819,382 Denison Shares, representing approximately 0.7% of the Denison Shares outstanding as of the close of business on May 25, 2012. All of the Denison Shares held by the executive officers and directors of Denison will be treated in the same fashion under the Arrangement as Denison Shares held by any other Shareholder.

Vote Required to Approve the Arrangement

Subject to any further order of the Court, the Interim Order provides that the Arrangement Resolution must be approved by the affirmative vote thereon at the Meeting by at least 66 2/3% of the Denison Shares held by Shareholders, present in person or represented by proxy at the Meeting and entitled to vote.

Denison has been advised that each of the members of the Denison Board and Denison’s senior officers intends to vote the Denison Shares he or she beneficially owns in favour of the Arrangement Resolution.

Denison Support Agreements

Certain Shareholders have entered into Denison Support Agreements pursuant to which each has agreed, subject to the terms thereof, among other things, to vote in favour of the Arrangement Resolution, not to sell or transfer any of their Denison Shares to any person other than Energy Fuels, and not to grant a security interest over such Shareholder’s Denison Shares.

Shareholders holding 41,019,382 Denison Shares (approximately 10.7% of the outstanding Denison Shares), have entered into Denison Support Agreements. The Denison Support Agreements can only be terminated: (a) by mutual consent of Energy Fuels and the Shareholder; (b) if the Arrangement Agreement is terminated in accordance with its terms; (c) by the Shareholder if Energy Fuels has not complied in any material respect with its covenants contained in the Denison Support Agreement or if any representation or warranty of Energy Fuels in the Denison Support Agreement is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Arrangement and is not curable or, if curable, is not cured by the earlier of: (i) the date that is five days from the date of written notice of such breach; and (ii) the Business Day prior to the Effective Time; provided that at the time of such termination pursuant to the provisions of the Denison Support Agreement by the Shareholder, the Shareholder is not in default in any material respect in the performance of its obligations under the Denison Support Agreement; and (d) by Energy Fuels if the Arrangement Resolution is not approved by the requisite majority of Shareholders.

Canadian Securities Laws Considerations

The EFI Shares distributed to Shareholders under the Arrangement will be issued in reliance on exemptions from the prospectus requirement of applicable Canadian Securities Laws and will generally not be subject to any resale restrictions under applicable Canadian Securities Laws (provided the conditions set out in Subsection 2.6(3) of National Instrument – Resale of Securities, are satisfied). Shareholders should consult with their own financial and legal advisors with respect to the tradability of the EFI Shares received on completion of the Arrangement.

Multilateral Instrument 61-101 Considerations

The Ontario and Québec securities commissions have adopted Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), which governs transactions that raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. In assessing whether the Arrangement could be considered a “business combination” for the purposes of MI 61-101, Denison reviewed benefits and payments that related parties of Denison are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a “collateral benefit”. For these purposes, the only related parties of Denison that are entitled to a benefit, directly or indirectly, as a consequence of the Arrangement are certain senior officers and directors of Denison. Pursuant to the terms of the employment agreement entered into between Denison Mines (USA) Corp. and Philip G. Buck and the employment agreement entered into between International Uranium (USA) Corporation (a predecessor to Denison Mines (USA) Corp.) and David C. Frydenlund, the Arrangement will be considered to be a “change of control” of Denison Mines (USA) Corp. and accordingly, upon the Effective Date, each of Messrs. Buck and Frydenlund would be entitled to resign and receive a severance amount as specified in each such individual’s employment agreement. It is a condition to the completion of the Arrangement that the Additional Director Nominees be appointed as directors of Energy Fuels at or prior to the Effective Time. The Additional Director Nominees are currently expected to be Ron Hochstein, the President and Chief Executive Officer and a director of Denison, and Robert Dengler, a director of Denison. Directors of Energy Fuels are entitled to annual retainer payments as well as per-meeting fees, and members serving as the chairpersons of committees of the EFI Board are entitled to additional retainers. Directors of Energy Fuels may also receive grants of stock options under Energy Fuels’ stock option plan from time to time at the discretion of the EFI Board. See the information circular for Energy Fuels dated January 10, 2012 for Energy Fuels’ annual general and special meeting dated February 10, 2012 under the heading “Executive Compensation – Director Compensation”, which is incorporated by reference herein, for details regarding the fees payable to members of the EFI Board.

None of these benefits or payments is a “collateral benefit” for the purposes of MI 61-101 since: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for the Denison Shares relinquished under the Arrangement; (ii) the benefit is not conditional on the related party supporting the Arrangement in any manner, (iii) full particulars of the benefit have been discussed in this Information Circular, and (iv) each of the related parties receiving the benefit exercised control or direction over, or beneficially owned, less than 1% of the outstanding Denison Shares at the date on which the proposed Arrangement was agreed to.

United States Securities Laws Considerations

The New Denison Shares, the interests in the EFI Note, and the EFI Payment Shares to be issued to and exchanged with Shareholders pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. Section 3(a)(10) exempts the offer and sale of securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on May 28, 2012 and, subject to the approval of the Arrangement by Shareholders, a hearing on the Arrangement will be held on June 27, 2012 by the Court. The Court must determine, prior to approving the Final Order, that the terms and conditions of the issuance and exchange of the New Denison Shares, the interest in the EFI Note and the EFI Payment Shares for the Denison Shares is fair to the Shareholders. The Court has been informed that the approval of the Final Order, if obtained, will constitute the basis for the exemption under Section 3(a)(10) of the 1933 Act with respect to the securities to be issued to and exchanged with the Shareholders pursuant to the Arrangement. See “Principal Legal Matters – Court Approval and Completion of the Arrangement”.

The New Denison Shares and EFI Payment Shares issuable pursuant to the Arrangement will be freely transferable under US Securities Laws, except by persons who are “affiliates” of Denison or Energy Fuels, as applicable, after the Effective Date or were affiliates of Denison or Energy Fuels, as applicable, within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such New Denison Shares and EFI Payment Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may resell such New Denison Shares and EFI Payment Shares outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. If available, such affiliates (and former affiliates) may also resell such New Denison Shares and EFI Payment Shares pursuant to Rule 144 under the 1933 Act.

Subject to certain limitations, at any time that Denison or Energy Fuels, as applicable, is a “foreign private issuer” (as defined in Rule 405 under the 1933 Act), Shareholders who are affiliates of Denison or Energy Fuels, as applicable, after the Effective Date or within 90 days prior to the Effective Date, solely by virtue of their status as an officer or director of Denison or Energy Fuels, as applicable, may immediately resell the New Denison Shares and EFI Payment Shares they receive under the Arrangement outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, such persons may resell such securities in an “offshore transaction” if (i) no offer is made to a person in the United States, (ii) either (A) at the time the buyer’s buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believes that the buyer is outside the United States, or (B) the transaction is executed in, on or through a “designated offshore securities market” (which would include a sale through the TSX) and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States, (iii) neither the seller, nor any affiliate of the seller nor or any person acting on any of their behalf engages in any “directed selling efforts” in the United States, and (iv) no selling concession, fee or other remuneration is paid in connection with the offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. For the purposes of Regulation S under the 1933 Act, “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered in the resale transaction. Shareholders who are affiliates of Denison or Energy Fuels, as applicable, after the Effective Date or within 90 days prior to the Effective Date, not solely by virtue of their status as an officer or director of Denison or Energy Fuels, as applicable, will be subject to additional requirements in order to effect resales of the New Denison Shares and EFI Payment Shares under Rule 903 of Regulation S under the 1933 Act.

In general, under Rule 144 of the 1933 Act, persons who are affiliates of Denison or Energy Fuels, as applicable, after the Effective Date (or were affiliates of Denison or Energy Fuels, as applicable, within 90 days prior to the Effective Date) will be entitled to sell, during any three-month period, the New Denison Shares and EFI Payment Shares that they receive in connection with the Arrangement, provided that the number of such securities sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange (such as the NYSE MKT) and/or reported through the automated quotation system of a US registered securities association, the average weekly trading volume of such securities during the four calendar week period preceding the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about Denison or Energy Fuels, as applicable. Unless certain conditions are satisfied, Rule 144 is not available for resales of securities of issuers that have ever had (i) no or nominal operations and (ii) no or nominal assets other than cash and cash equivalents. If Energy Fuels were ever to be deemed to have been such an issuer in its past, Rule 144 under the 1933 Act may be unavailable for resales of the EFI Payment Shares unless and until Energy Fuels has satisfied the applicable conditions. In general terms, the satisfaction of such conditions would require Energy Fuels to have been a registrant under the 1934 Act for at least 12 months, to be in compliance with its reporting obligations thereunder, and to have filed certain information with the SEC for at least 12 months prior to the intended resale.

For purposes of this section, “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

The foregoing discussion is only a general overview of certain requirements of federal US Securities Laws applicable to the resale of the New Denison Shares and EFI Payment Shares received upon completion of the Arrangement. All holders of such New Denison Shares and EFI Payment Shares are urged to consult with counsel to ensure that the resale of their New Denison Shares and EFI Payment Shares complies with applicable securities legislation. Further information applicable to Shareholders in the United States is disclosed under “Introduction – Information for United States Shareholders”.

Effects of the Arrangement

If the Arrangement is successfully completed, the US Mining Division will be owned by Energy Fuels and the Shareholders in aggregate will own approximately 66.5% of the issued and outstanding EFI Shares, with the remaining approximately 33.5% of the outstanding EFI Shares to continue to be owned by existing EFI Shareholders.

Expenses

The estimated fees, costs and expenses of Denison in connection with the Arrangement contemplated herein including, without limitation, financial advisors’ fees, filing fees, legal and accounting fees and printing and mailing costs, excluding taxes and severance payments, are anticipated to be approximately Cdn$2,300,000.

Effective Date of the Arrangement

The Arrangement will be effective upon the Effective Date, which will be the date of filing of Articles of Arrangement (and such other documents that are required to give effect to the Arrangement) with the Director. Denison expects the Effective Date to be on or about June 29, 2012.

Other Material Facts

Denison is not aware of any material facts concerning the securities of Denison or any other matter not described in this Information Circular that has not been previously disclosed and is known to Denison but which would reasonably be expected to affect the decision of the Shareholders with respect to the matters to be voted upon at the Meeting.

THE ARRANGEMENT AGREEMENT

The following is a summary only of the material terms of the Arrangement Agreement. Shareholders are urged to read the Arrangement Agreement in its entirety. A copy of the Arrangement Agreement is attached to this Information Circular at Appendix C.

Covenants of Denison

Denison has given usual and customary covenants for an agreement of the nature of the Arrangement Agreement including a covenant that it and each member of the Denison US Group will carry on the business of the US Mining Division in the ordinary course of business consistent with past practice, a covenant that it will not withdraw any cash or assets from its Reclamation Account prior to the completion of the Arrangement, a covenant that it will not, without the prior written consent of Energy Fuels and where applicable the TSX, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase Denison Shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of any member of the Denison US Group and a covenant not to undertake certain actions outside of the ordinary course of business without Energy Fuels’ consent.

Covenants of Energy Fuels

Energy Fuels has given, in favour of Denison, usual and customary covenants for an agreement of the nature of the Arrangement Agreement, including a covenant that it will carry on its business in the ordinary course of business consistent with past practice, a covenant that it will issue the EFI Note and the EFI Payment Shares in accordance with the terms of the Plan of Arrangement, a covenant that it will use its reasonable commercial efforts to cause the EFI Payment Shares to be listed on the TSX as of the Effective Time, a covenant to cause its insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, a covenant not to settle or compromise any claim brought by an present, former or purported holder of any securities of Energy Fuels in connection with the Arrangement prior to the Effective Time without the prior written consent of Denison and a covenant not to undertake certain actions outside of the ordinary course of business without Denison’s consent. In addition, Energy Fuels has covenanted to not, without the prior consent of Denison, directly or indirectly do, agree to do, or permit to occur any of the following: (a) declare, set aside or pay any dividend or other distribution or payment in respect of any shares of Energy Fuels; (b) other than as provided for in the Arrangement Agreement, adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of Energy Fuels or adopt any plan of liquidation; (c) issue, or enter into any agreement providing for the issuance of EFI Shares or securities exchangeable for or convertible into EFI Shares; or (d) reduce its stated capital.

Exclusivity Covenant of Denison and Energy Fuels

Each of Denison and Energy Fuels have agreed that during the term of the Arrangement Agreement, neither it, its affiliates nor any of their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit or initiate enquiries from, or the submission of proposals or offers from, any other Person relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any other Person any further information with respect to, or otherwise co-operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date of the Arrangement Agreement, they shall be terminated immediately. Notwithstanding, the foregoing, a Party may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of such Party to, in the case of Energy Fuels, complete the Arrangement and, in the case of Denison, complete the Arrangement, including without limitation, a sale of any of the assets of Denison not owned by the Denison US Group, an acquisition of any other assets by Denison or a transaction involving an acquisition of Denison or other business combination which occurs following or subject to the completion of the Arrangement.

A Receiving Party shall promptly (and in any event within 24 hours) notify the Notified Party, at first orally and then in writing, of any proposal, inquiry, offer or request received by the Receiving Party or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to the Receiving Party or a Subsidiary of the Receiving Party, access to properties, books and records or a list of the holders of the Receiving Party shares or the shareholders of any Subsidiary of the Receiving Party. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and the Receiving Party shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that the Notified Party may reasonably request. The Receiving Party shall keep the Notified Party promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Notified Party with respect thereto.

Following the receipt by the Receiving Party of a bona fide written Acquisition Proposal made after the date of the Arrangement Agreement (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date of the Arrangement Agreement in contravention of the provisions of the Arrangement Agreement), the Receiving Party and its Representatives may:

(a)	contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(b)	if the Receiving Party Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal: (i) furnish information with respect to the Receiving Party and its Subsidiaries to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to the Receiving Party than those contained in the Confidentiality Agreement, and which also includes a standstill covenant that prohibits such person, for a period of six months, from acquiring, or offering to acquire, any equity securities of the Receiving Party, provided that the Receiving Party sends a copy of such confidentiality agreement to the Notified Party promptly following its execution and the Notified Party is promptly provided with a list of, and access to (to the extent not previously provided to the Notified Party) the information provided to such person; and (ii) engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period.

Notwithstanding subsection 6.1(b) of the Arrangement Agreement, the Receiving Party may (i) enter into an agreement (other than a confidentiality agreement contemplated by (b) above) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided: (A) the Receiving Party shall have complied with its obligations under the applicable provisions of the Arrangement Agreement; (B) the Receiving Party Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal; (C) the Receiving Party has delivered a Superior Proposal Notice to the Notified Party; (D) the Match Period has elapsed since the date the Superior Proposal Notice was received by the Notified Party and the exclusivity period of such Party set forth in the Arrangement Agreement shall automatically be extended so as to terminate no earlier than the second Business Day after the end of the Match Period; (E) if the Notified Party has offered to amend the terms of the Arrangement and the Arrangement Agreement during the Match Period pursuant to the following paragraph, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and the Arrangement Agreement offered by the Notified Party at the termination of the Match Period; and (F) the Receiving Party terminates the Arrangement Agreement in compliance with the applicable terms of the Arrangement Agreement and the Receiving Party has previously paid or, concurrently with termination, pays in cash the Denison Non-Completion Fee or the EFI Non-Completion Fee, as applicable, to the Notified Party.

During the Match Period, the Notified Party shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Arrangement Agreement and the Receiving Party shall cooperate with the Notified Party with respect thereto, including negotiating in good faith with the Notified Party to enable the Notified Party to make such adjustments to the provisions of the Arrangement and the Arrangement Agreement as the Notified Party deems appropriate and as would enable the Notified Party to proceed with the Arrangement on such adjusted provisions. The Receiving Party Board shall review any such offer by the Notified Party to amend the terms of the Arrangement and the Arrangement Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Notified Party’s offer to amend the Arrangement and the Arrangement Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and the Arrangement Agreement offered by the Notified Party. If the Receiving Party Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party and the Notified Party shall enter into an amendment to the Arrangement Agreement reflecting the offer by the Notified Party to amend the terms of the Arrangement and the Arrangement Agreement.

Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the applicable provision of the Arrangement Agreement.

Representations and Warranties

Under the Arrangement Agreement, Energy Fuels and Denison have each made certain customary representations and warranties related to, among other things, due organization, good standing, authorization to enter into the Arrangement Agreement, reporting status, consents required as a result of the transactions contemplated by the Arrangement Agreement, foreign private issuer status, non-investment company status and that the execution and delivery of the Arrangement Agreement will not result in any violation or breach of such Party’s organizational documents or the creation or imposition of any encumbrances over the assets of such Party or its Subsidiaries. The representations and warranties are, in some cases, subject to specified exceptions and qualifications. In addition, Denison has represented that, on April 17, 2012, Denison delivered the requisite notice to KEPCO as required pursuant to the KEPCO SRA and on May 15, 2012 KEPCO provided Denison with notice that it has determined not to exercise its right of first opportunity provided for in the KEPCO SRA.

Conditions of Closing

Mutual Conditions

The Arrangement Agreement provides that the respective obligations of Denison or Energy Fuels to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Effective Time and may be waived, in whole or in part, only with the consent of both Parties:

(a)

Either: (i) the rights and obligations of Denison under the KEPCO Offtake Agreement shall have been assigned to and assumed by Energy Fuels, DMHC or another member of the Denison US Group, and KEPCO shall have provided its consent to such assignment and released Denison from its obligations thereunder; or (ii) in the event that KEPCO shall not have provided its consent to the assignment contemplated in (a)(i), Denison and Energy Fuels shall have entered into the Denison Offtake Agreement pursuant to which Energy Fuels will agree to supply to Denison, and Denison will agree to purchase from Energy Fuels, sufficient U3O8 concentrates to satisfy Denison’s obligation to deliver the minimum quantities specified in section 2.02 of the KEPCO Offtake Agreement; the Denison Offtake Agreement shall be in form and substance satisfactory to each of Denison and Energy Fuels, shall have provisions relating to pricing, delivery mechanics, minimum delivery requirements, and damages upon default that are substantially equivalent to those set forth in the KEPCO Offtake Agreement and shall otherwise include customary terms and conditions for an agreement of its nature.

(b)	The Interim Order and the Final Order shall have been granted on terms acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably.

(c)	The Shareholders shall have approved the Arrangement, including the Arrangement Agreement, and shall have approved or consented to such other matters as Denison shall consider necessary or desirable in connection with the Arrangement, acting reasonably.

(d)	The EFI Shareholders shall have approved the issuance of the EFI Payment Shares and consented to the waiver of the application of Energy Fuels’ shareholder rights plan to the Arrangement and shall have approved or consented to such other matters as Energy Fuels shall consider necessary or desirable in connection with the Arrangement, acting reasonably.

(e)	Approval of the TSX and the NYSE MKT and all necessary consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, which either Energy Fuels or Denison shall consider necessary or advisable, acting reasonably, in connection with the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party, acting reasonably.

(f)	Except for the matters disclosed in the EFI Disclosure Memorandum, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or other person, in each case that has a reasonable likelihood of success: (i) seeking to prohibit or restrict the acquisition by Energy Fuels of any DMHC Shares or White Canyon Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from Energy Fuels or Denison any damages that are material in relation to Denison taken as a whole or material to Energy Fuels taken as a whole; (ii) seeking to prohibit or materially limit the ownership or operation by Energy Fuels of any portion of the business or assets of the Denison US Group or to compel Energy Fuels to dispose of or hold separate any portion of the business or assets of the Denison US Group as a result of the Arrangement; (iii) seeking to impose limitations on the ability of Energy Fuels to acquire or hold, or exercise full rights of ownership of, any DMHC Shares or White Canyon Shares, including the right to vote such shares purchased by it on all matters; (iv) seeking to prohibit Energy Fuels from effectively controlling the business or operations of the Denison US Group; or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Energy Fuels taken as a whole or the Denison US Group taken as a whole.

(g)	There shall have been no action taken under any applicable Law or by any government or governmental or Regulatory Authority which: (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on Energy Fuels taken as a whole or the Denison US Group taken as a whole, respectively.

(h)	The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Laws either by virtue of exemptive relief from the Securities Authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and shall not be subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons).

(i)	The New Denison Shares, the interests in the EFI Note and the EFI Payment Shares shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and shall otherwise be in compliance with all US Securities Laws.

(j)	The EFI Shares to be issued to holders of Denison Shares in connection with the Arrangement shall have been conditionally approved for listing on the TSX, subject to official notice of issuance and other normal conditions.

(k)	The Arrangement Agreement shall not have been terminated pursuant to the termination provisions contained therein.

Additional Conditions in Favour of Energy Fuels

The Arrangement Agreement provides that the obligations of Energy Fuels to complete the Arrangement are subject to the fulfillment of a number of additional conditions, each of which is for the benefit of Energy Fuels and may be waived, in whole or in part, by Energy Fuels. These additional conditions include:

(a)	Denison shall have performed and complied with all of the covenants, obligations and agreements under the Arrangement Agreement to be performed by or complied with by Denison prior to the Effective Date, to the satisfaction of Energy Fuels, acting reasonably.

(b)	The representations and warranties made by Denison in the Arrangement Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Denison shall have provided to Energy Fuels a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by Denison under the Arrangement Agreement shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Denison Disclosure Memorandum, or provided for or stated to be exceptions under the Arrangement Agreement.

(c)	There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on the US Mining Division.

(d)	The consolidated net working capital of the Denison US Group as of the Effective Date shall be not less than US$28,000,000, provided that, in calculating the working capital, amounts owing pursuant to the Acquired Debt will be disregarded as current liabilities of the Denison US Group.

(e)	At the Effective Time, there shall be no Encumbrances on the DMHC Shares, the White Canyon Shares, the Acquired Debt or the assets of the Denison US Group, other than Permitted Encumbrances.

(f)	Each of the Shareholders who have entered into a Denison Support Agreement with Energy Fuels shall have complied in all material respects with its Denison Support Agreement.

(g)	There shall have been no material change in the existing employment or consulting arrangements of any senior officer of any Denison Material Entity from the date of the Arrangement Agreement and no Denison Material Entity shall have hired any additional senior officers.

(h)	The Denison Board shall not have modified or amended, in a manner adverse to Energy Fuels, prior to the Meeting, its recommendation that Shareholders vote in favour of the Arrangement Resolution, provided that, for the avoidance of doubt, for the purposes of this paragraph (h), a resolution confirming the recommendation that Shareholders vote in favour of the Arrangement Resolution that is not unanimous shall not be considered a modification or amendment to the Denison Board’s existing recommendation.

(i)	The Denison Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Denison to permit the consummation of the Arrangement, in form and substance satisfactory to Energy Fuels, acting reasonably.

(j)	Denison shall have caused to be delivered to Energy Fuels the following: (i) certificates representing the Purchased Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer, and all such other assurances, consents and other documents as Energy Fuels reasonably requests to effectively transfer to Energy Fuels title to the Purchased Shares free and clear of all Encumbrances; (ii) original share registers, share transfer ledgers, minute books and corporate seals (if any) of each of DMHC and White Canyon; (iii) an assignment of the Acquired Debt in form and substance satisfactory to Energy Fuels, acting reasonably; (iv) all other books, records, files and papers of each of DMHC and White Canyon, including computer programs (including source codes and software programs), computer manuals, computer data, financial and tax working papers, financial and tax books and records, personnel and employment records and minute and share certificate books; (v) a certified copy of resolutions of the board of directors and shareholders of each of DMHC and White Canyon consenting to the transfer of the Purchased Shares to Energy Fuels as contemplated by the Arrangement Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by the Arrangement Agreement to be delivered by DMHC and White Canyon, respectively; (vi) written resignations of those directors and officers of each of DMHC and White Canyon specified by Energy Fuels, in each case with effect from the Effective Time; and (vii) such other documentation as Energy Fuels reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to Energy Fuels, acting reasonably.

Additional Conditions in Favour of Denison

The Arrangement Agreement provides that the obligation of Denison to complete the Arrangement is subject to the fulfillment of a number of additional conditions, each of which is for the benefit of Denison and may be waived, in whole or in part, by Denison. These additional conditions include:

(a)	Energy Fuels shall have performed and complied with all of the covenants and obligations under the Arrangement Agreement to be performed by or complied with by Energy Fuels prior to the Effective Date, to the satisfaction of Denison, acting reasonably.

(b)	The representations and warranties made by Energy Fuels in the Arrangement Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Energy Fuels shall have provided to Denison a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by Energy Fuels under the Arrangement Agreement shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the EFI Disclosure Memorandum, or provided for or stated to be exceptions under the Arrangement Agreement.

(c)	There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on Energy Fuels.

(d)	The consolidated working capital of Energy Fuels as of the Effective Date, without giving effect to the Arrangement, shall be not less than US$4,000,000.

(e)	Each of the EFI Shareholders who has entered into an EFI Support Agreement with Denison shall have complied in all material respects with its EFI Support Agreement.

(f)	The EFI Board shall not have modified or amended, in a manner adverse to Denison, prior to the EFI Meeting, its recommendation that EFI Shareholders vote in favour of the EFI Resolution, provided that, for the avoidance of doubt, for the purposes of this paragraph (f), a resolution confirming the recommendation that EFI Shareholders vote in favour of the EFI Resolution that is not unanimous shall not be considered a modification or amendment to the EFI Board’s existing recommendation.

(g)	The EFI Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by EFI to permit the consummation of the Arrangement and the other transaction contemplated in the Arrangement Agreement, including the appointment of the Additional Director Nominees to the board of directors of EFI effective at the Effective Time.

(h)	Shareholders holding no more than 5% of the outstanding Denison Shares shall have exercised Dissent Rights (and not withdrawn such exercise).

(i)	EFI shall have caused to be delivered to Denison the following: (i) the EFI Note; (ii) evidence that it has irrevocably instructed the registrar and transfer agent for the EFI Shares to issue the EFI Payment Shares to the Shareholders in accordance with the Plan of Arrangement; (iii) a certified copy of the proceedings of the EFI Board giving effect to the appointment of the Additional Director Nominees effective as of the Effective Time; and (iv) such other documentation as Denison reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to Denison, acting reasonably.

Termination of Arrangement Agreement and Non-Completion Fees

The Arrangement Agreement may be terminated:

(a)	by either Party if the conditions precedent to completion of the Arrangement set out in the Arrangement Agreement are not satisfied and are not reasonably capable of being satisfied on or prior to the Completion Deadline;

(b)	by either Party if such Party determines, acting reasonably, that it or the other Party will not be able to obtain the consents and approvals referred to in subsection 5.1(b), 5.1(c) and 5.1(d) of the Arrangement Agreement in form satisfactory to either Party, acting reasonably;

(c)	by either Party in accordance with Section 6.1 of the Arrangement Agreement if such Party receives a Superior Proposal;

(d)	by either Party if such Party determines that the representations and warranties of the other Party set out in the Arrangement Agreement are materially incorrect, and are not capable of being corrected or remedied within a reasonable time period; or

(e)	by either Party if such Party determines that the other Party has not complied with its material obligations under the Arrangement Agreement within the time period provided for in the Arrangement Agreement.

In the event that the Arrangement Agreement is terminated:

(a)	as a consequence of the failure to obtain the approval of Shareholders as contemplated by subsection 5.1(c) of the Arrangement Agreement if a third party has announced prior to the time of the Meeting an Acquisition Proposal relating to Denison or an intention to make an Acquisition Proposal relating to Denison, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Meeting;

(b)	by Denison pursuant to subsection 6.2(c) of the Arrangement Agreement; or

(c)	by Energy Fuels pursuant to subsections 6.2(d) or 6.2(e) of the Arrangement Agreement,

then Denison shall pay the Denison Non-Completion Fee (in the amount of Cdn$3,000,000) as liquidated damages for the loss of Energy Fuels’ rights under the Arrangement Agreement to Energy Fuels at the time of such termination in immediately available funds. In any event, Denison shall not be obligated to make more than one payment of the Denison Non-Completion Fee.

In the event that the Arrangement Agreement is terminated:

(a)	as a consequence of the failure to obtain the approval of EFI Shareholders as contemplated by subsection 5.1(d) of the Arrangement Agreement if a third party has announced prior to the time of the EFI Meeting an Acquisition Proposal relating to Energy Fuels or an intention to make an Acquisition Proposal relating to Energy Fuels, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Denison Meeting;

(b)	by Energy Fuels pursuant to subsection 6.2(c) of the Arrangement Agreement; or

(c)	by Denison pursuant to subsections 6.2(d) or 6.2(e) of the Arrangement Agreement,

then Energy Fuels shall pay the EFI Non-Completion Fee (in the amount of Cdn$3,000,000) as liquidated damages for the loss of Denison’s rights under the Arrangement Agreement to Denison at the time of such termination in immediately available funds. In any event, Energy Fuels shall not be obligated to make more than one payment of the EFI Non-Completion Fee.

Denison has also agreed in the Arrangement Agreement that if the Arrangement is not completed because the condition that holders of not more than 5% of the Denison Shares exercise Dissent Rights is not satisfied as a result of KEPCO exercising its Dissent Rights, then Denison will reimburse Energy Fuels for its reasonable costs and expenses incurred in connection with the transactions contemplated by the Arrangement Agreement, up to a maximum of Cdn$1,000,000.

Amendment

The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting or EFI Meeting, be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the Shareholders or the EFI Shareholders, as the case may be, and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any Party;

(b)	waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition contained in the Arrangement Agreement;

provided, however, that notwithstanding the foregoing: (i) following the Meeting, the principal amount of the EFI Note and number of EFI Payment Shares shall not be amended (other than to reflect the EFI Share Consolidation) without the approval of the Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; (ii) following the EFI Meeting, the principal amount of the EFI Note and number of EFI Payment Shares shall not be amended (other than to reflect the EFI Share Consolidation) without the approval of the EFI Shareholders; and (iii) the Arrangement Agreement and the Plan of Arrangement may be amended, in accordance with the Final Order but, in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Section 5.2, Section 5.3, Section 6.1 and Section 7.2 of the Arrangement Agreement shall remain unaffected.

INFORMATION CONCERNING ENERGY FUELS AFTER THE ARRANGEMENT

The information concerning Energy Fuels contained in this Information Circular has been provided by Energy Fuels. Although Denison has no knowledge that would indicate that any of such information is untrue or incomplete, Denison does not assume any responsibility for the accuracy or completeness of such information or the failure by Energy Fuels to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Denison.

General

Energy Fuels is a public company continued under the laws of Ontario. Energy Fuels was incorporated on June 24, 1987 in the Province of Alberta under the name “Volcanic Metals Exploration Inc.” On September 2, 2005, it was continued under the OBCA. Volcanic Metals Exploration Inc. changed its name to “Energy Fuels Inc.” on May 26, 2006.

The registered office of Energy Fuels is located at Suite 500, 2 Toronto Street, Toronto, Ontario, Canada, M5C 2B6. The principal office of Energy Fuels’ US subsidiaries is located at Suite 600, 44 Union Blvd., Lakewood, Colorado, 80228 USA.

Energy Fuels is a uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico through its wholly-owned Canadian subsidiaries Magnum, Uranium Power and Titan, its wholly-owned US subsidiaries EFRC and Magnum USA, and by way of joint venture interests in Arizona Strip Resources JV LLC (a Delaware LLC, 50% interest), Arizona Strip Partners LLC (a Delaware LLC, 50% interest), Colorado Plateau Partners LLC (a Delaware LLC, 50% interest) and West Lisbon LLC (a Delaware LLC, 50% interest).

The EFI Shares are listed on the TSX under the trading symbol ‘EFR’.

Upon completion of the Arrangement, DMHC and White Canyon will become wholly-owned subsidiaries of Energy Fuels and the businesses and assets of the US Mining Division will be owned by Energy Fuels. Energy Fuels will continue to be a corporation governed by the laws of Ontario and the registered office of Energy Fuels will remain at Suite 500, 2 Toronto Street, Toronto, Ontario, M5C 2B6. The EFI Shares will continue to trade on the TSX under the symbol ‘EFR’.

Pro Forma Operational Information

Upon completion of the Arrangement, Energy Fuels’ primary assets will consist of:

(a)	the Whirlwind mine located in Mesa County, Colorado and Grand County, Utah;

(b)	the Energy Queen mine located in San Juan County, Utah;

(c)	the San Rafael Project, located in Emery County, Utah;

(d)	the Sage Plain Project, located in San Juan County, Utah and San Miguel County, Colorado;

(e)	the Sheep Mountain Project, acquired through the Titan Arrangement, located in Fremont County, Wyoming;

(f)	the White Mesa mill, a 2,000-ton per day uranium and vanadium processing facility near Blanding, Utah;

(g)	the Piñon Ridge Mill (land, license and approvals);

(h)	the Colorado Plateau mines, straddling the Colorado and Utah border;

(i)	the Daneros uranium mine in the White Canyon district of southeastern Utah;

(j)	the Arizona Strip properties; and

(k)	the Henry Mountains uranium complex in southern Utah.

EFI Shares and the Principal Holders Thereof

The number of EFI Shares outstanding as at the time of completion of the Arrangement will be approximately 643,699,881 on a non-diluted basis (approximately 684,594,562 on a fully-diluted basis) and includes the approximate number of EFI Shares issuable to Dundee Securities Ltd. as part of the consideration for Dundee Securities Ltd.’s financial advisory services to Energy Fuels, and assumes no other EFI Shares are issued prior to the Effective Time. Provided the requisite approval of the EFI Shareholders is obtained, following the EFI Meeting the EFI Shares will be consolidated on a 10-for-1 basis. In the event that the EFI Share Consolidation is completed prior to the Arrangement, the number of EFI Post-Consolidation Shares outstanding as at the time of completion of the Arrangement will be approximately 64,369,988 on a non-diluted basis (approximately 68,459,456 on a fully-diluted basis), assuming no other EFI Shares are issued prior to the Effective Time other than the EFI Shares issuable to Dundee Securities Ltd.

Selected Pro Forma Financial Information

Certain selected unaudited pro forma consolidated financial information is set forth in the following table. Such information is in summary form and should be read in conjunction with the unaudited pro forma consolidated financial statements of Energy Fuels after giving effect to the Arrangement as at and for the six months ended March 31, 2012 and for the year ended September 30, 2011 included in Schedule 1 of Appendix G. For greater clarity, the unaudited pro forma consolidated statements for the six months ended March 31, 2012 and for the year ended September 30, 2011 also give effect to the acquisition of Titan by Energy Fuels as if the acquisition occurred on October 1, 2010. The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements or of the results expected in future periods. See Appendix G – Schedule 1.

Pro Forma Statement of Financial Position Data	At March 31
(Unaudited, in thousands of US dollars)	2012
Current assets	$56,301
Investments	50
Property, plant and equipment	52,661
Mineral properties	43,051
Exploration and evaluation costs	56,670
Restricted cash	29,252

Total assets	$237,985

Current liabilities	$11,663
Long-term debt obligations	622
Long-term decommissioning obligations	8,899
Long-term other liabilities	99

Total liabilities	21,283

Total shareholders’ equity	216,702

Total liabilities and shareholders’ equity	$237,985

	6 Months Ended	12 Months Ended
Pro Forma Statements of Comprehensive Loss Data	March 31	September 30
(Unaudited, in thousands of US dollars except per share amounts)	2012	2011
Revenues	$54,328	$71,003
Net income (loss) for the period	(6,965)	(30,619)
Comprehensive income (loss) for the period	(6,923)	(34,437)

Net income (loss) per share—basic	$(0.01)	$(0.05)
Net income (loss) per share—diluted	(0.01)	(0.05)

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Energy Fuels effective March 31, 2012, both before and after giving effect to the Arrangement (all dollar amounts have been rounded to the nearest US$1,000):

Designation	Authorized	Prior to giving effect to the Purchase and Sale Transaction as at March 31, 2012	After giving effect to the Purchase and Sale Transaction as at March 31, 2012(2)
EFI Shares(1)	Unlimited	US$92,047 (213,274,084 shares)	US$199,380 (642,715,578 shares)
Debt – Long Term	US$ —	US$622	US$ 622

Notes:

(1)	As at March 31, 2012, Energy Fuels also had options outstanding to purchase an aggregate of 12,957,800 EFI Shares all at an average exercise price of Cdn$0.48 per share, agents’ compensation warrants outstanding to purchase 1,610,000 EFI Shares at an exercise price of Cdn$0.50 per EFI Share, warrants outstanding to purchase 11,500,000 EFI Shares at an exercise price of Cdn$0.65 per EFI Share and warrants outstanding to purchase 14,926,881 EFI Shares at an average exercise price of Cdn$0.36 per EFI Share.

(2)	Amounts provided on a pre-consolidation basis. It is the intention of Energy Fuels, provided that the requisite EFI Shareholder approval is obtained, to consolidate the EFI Shares on a 10-for-1 basis subsequent to the Effective Date.

Fully Diluted Share Capital of Energy Fuels

The following table describes the anticipated fully-diluted share capital of Energy Fuels upon the completion of the Arrangement.

Designation of Security(1)	Number of Securities	%
EFI Shares held by current EFI Shareholders	214,336,818	31.3%
EFI Shares to be issued to Shareholders in connection with the Arrangement(2)	429,441,494	62.7%
EFI Shares reserved for issuance in respect of options	12,857,800	1.9%
EFI Shares reserved for issuance in respect of warrants	26,426,881	3.9%
EFI Shares reserved for issuance in respect of agents’ compensation warrants	1,610,000	0.2%
Total (fully-diluted)(3)	684,672,993	100%

Notes:

(1)	As at May 25, 2012.

(2)	Includes approximately 4,000,000 EFI Shares issuable to Dundee Securities Ltd. as partial payment of the completion fee payable by Energy Fuels for the financial advisory services of Dundee Securities Ltd. The actual number of EFI Shares issuable will be based on the volume weighted average trading price of the EFI Shares for the five trading days immediately preceding the Effective Date. The 4,000,000 EFI Shares included is based on an assumed weighted average price of Cdn$0.25.

(3)	Amounts provided on a pre-consolidation basis. It is the intention of Energy Fuels, provided that the requisite EFI Shareholder approval is obtained, to consolidate the EFI Shares on a 10-for-1 basis subsequent to the Effective Date.

For additional information relating to Energy Fuels after giving effect to the Arrangement, see Appendix G “Information Concerning Energy Fuels”.

INFORMATION CONCERNING DENISON

General

Denison is a Toronto, Ontario based corporation engaged in uranium exploration, development, mining and milling with uranium projects in both the United States and Canada and development projects in Canada, the United States, Zambia and Mongolia. Denison is a reporting issuer in all of the Canadian provinces. The Denison Shares are listed on the TSX under the trading symbol ‘DML’ and on the NYSE MKT under the trading symbol ‘DNN’. The registered and head office of Denison is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Canada. Denison’s website address is www.denisonmines.com.

Denison’s current assets include an interest in two of the four licensed conventional uranium mills in North America, with its 100% ownership of the White Mesa mill in Utah and its 22.5% ownership of the McClean Lake mill in Saskatchewan. Denison also produces vanadium as a co-product from some of its mines in Colorado and Utah and recycles uranium-bearing waste materials, referred to as “alternate feed materials”, for the recovery of uranium, along or in combination with other metals, at its White Mesa mill. Denison owns interests in a portfolio of exploration projects, including the Wheeler River property, along with other properties in close proximity to its mills in the Athabasca Basin in Saskatchewan and in the Colorado Plateau, Henry Mountains, White Canyon and Arizona Strip regions of the south western United States. Denison’s wholly-owned subsidiary, DMI, is the manager of UPC, a publicly traded company which invests in U3O8 and UF6. Denison is also engaged in mine decommissioning and environmental services through its DES division.

Intercorporate Relationships

Denison currently conducts its business through a number of subsidiaries. A diagram depicting the organizational structure of Denison and its subsidiaries, including the name, jurisdiction of incorporation and proportion of ownership interest as of December 31, 2011 is included as Exhibit 1 to the Denison AIF.

All of Denison’s US assets are held directly or indirectly through DMHC. Following the completion of the Arrangement, the following uranium mining and milling assets will be owned by Energy Fuels:

(a)	the White Mesa mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah through Denison White Mesa LLC;

(b)	the Colorado Plateau mines and exploration properties, straddling the Colorado and Utah border, through Denison Colorado Plateau LLC;

(c)	the Daneros uranium mine in the White Canyon district of southeastern Utah, and other exploration properties through Utah Energy Corporation;

(d)	the Arizona Strip properties through Denison Arizona Strip LLC;

(e)	the Henry Mountains uranium complex in southern Utah and other exploration properties through Denison Henry Mountains LLC; and

(f)	miscellaneous properties through Denison Properties LLC.

All of Denison’s US properties are operated by Denison Mines (USA) Corp., a wholly-owned subsidiary of DMHC.

Denison’s interest in the Gurvan Saihan Joint Venture in Mongolia is held through Denison Mines (Mongolia) Ltd, which is wholly owned by Denison Mines (Bermuda) I Ltd., a wholly-owned subsidiary of the Denison.

Denison’s Mutanga project in Zambia is held through a wholly-owned subsidiary of OmegaCorp Limited which, in turn, is a wholly-owned subsidiary of Denison. Denison acquired this project in 2007 when it acquired OmegaCorp Limited.

Denison’s Canadian uranium exploration properties are held directly or through DMI. DMI holds a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project, both of which are operated by Denison’s joint venture partner, AREVA Resources Canada Inc., a subsidiary of the AREVA Group (“AREVA”). DMI also holds a 60% interest in, and is the operator of the Wheeler River project, host of the Phoenix deposit.

Information Concerning Denison After the Arrangement

Following the completion of the Arrangement, Denison will continue to operate its exploration and development assets in Canada, Zambia and Mongolia. In particular, Denison’s principal assets following the Arrangement will be as follows:

In Canada:

•	22.50% interest in the McClean Lake uranium processing facility and uranium deposits in northern Saskatchewan;

•	25.17% interest in the Midwest uranium project, including the Midwest and the Midwest A deposits, Saskatchewan;

•	60% interest in the Wheeler River project including the Phoenix deposit, Saskatchewan;

•	75% interest in the Moore Lake property, Saskatchewan;

•	49% interest in the Park Creek property, Saskatchewan;

•	22.5% interest in the Wolly project, Saskatchewan;

•	various wholly-owned and joint ventured exploration properties in the Athabasca Basin, Saskatchewan;

•	management services agreement with UPC; and

•	environmental services business (DES).

In Mongolia:

•	85% interest in the Gurvan Saihan Joint Venture, which holds 181,574 hectares of uranium exploration properties in Mongolia.

In Zambia:

•	100% interest in the Mutanga uranium project, which holds two mining licences totalling 457,300 hectares in the southern part of Zambia.

Following the completion of the Arrangement Denison and its subsidiaries will have the following organizational structure.

The announcement of the proposed Arrangement does not impact Denison’s plans for the remainder of the Corporation in 2012. Denison plans to actively pursue its development and exploration plans on its properties in Canada, Zambia and Mongolia.

In Canada, Denison will manage or participate in six exploration programs, of which Wheeler River will continue to be the primary focus. At Wheeler River, a 15,000 metre summer drill program is planned to begin in early June. Denison also plans to carry out exploration work this summer on the Moore Lake, Murphy Lake, South Dufferin and Wolly projects.

In Canada, Denison will continue to move its development stage projects forward in 2012. The McClean North underground development feasibility study is being advanced to include the Sue D and Caribou deposits, along with continued evaluation and approval of the Environmental Assessment for the Midwest development project. This summer a three-hole test program of the surface access borehole mining method will be carried out on one of the McClean North ore pods.

In Zambia, the Corporation plans to follow up on its successful 2011 drill program on its 100% owned Mutanga project. A 15,000 metre exploration drill program is underway, which is focussing on several targets that have been identified near the existing resources.

In Mongolia, an exploration and development program is underway, which includes a 27,900 metre exploration program focused on the Ulziit and Urt Tsav 2011 discoveries.

For a detailed description of the business of Denison associated with its Canadian, Mongolian and Zambian assets, please refer to “General Development of the Business” and “Denison’s Business” in the Denison AIF, a copy of which is filed under Denison’s profile on SEDAR at www.sedar.com.

Denison Shares and Principal Holders Thereof

The Corporation is authorized to issue an unlimited number of Denison Shares. As at the Meeting Record Date, 384,660,915 Denison Shares were issued and outstanding on a non-diluted basis (approximately 393,907,829 on a fully-diluted basis). The holders of Denison Shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of Denison, to receive such dividends as the Denison Board declares and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.

To the knowledge of the directors and executive officers of Denison, as at the date hereof, other than as disclosed below, no person or company beneficially owns, or controls or directs, directly or indirectly, Denison Shares carrying 10% or more of the votes attached to the issued and outstanding Denison Shares.

Name	Number of Denison Shares	Percentage of Denison Shares on the Meeting Record Date
KEPCO through KEPCO Canada Uranium Investment Limited Partnership(1)	58,000,000	15.08%

Note:

(1)	This information was obtained from an Early Warning Report dated July 2, 2009 filed on behalf of KEPCO in accordance with the requirements of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, and has not been independently verified by Denison.

Dividends

Holders of Denison Shares are entitled to receive dividends if, as and when declared by the Denison Board. The directors have adopted a policy of dedicating cash flow to reinvestment in the business of Denison. Accordingly, no dividends have been declared to date. Further, the Corporation is restricted from paying dividends under the terms of its Credit Facility.

Price Range and Trading Volume of Denison Shares

The outstanding Denison Shares are listed and posted for trading on TSX under the trading symbol ‘DML’. The following table sets forth the closing price range and trading volume of the Denison Shares on TSX for the periods indicated.

Period	High	Low	Trading Volume
2011
April	2.48	2.14	23,187,044
May	2.39	1.92	19,950,396
June	2.32	1.61	16,336,088
July	2.08	1.74	16,549,038
August	2.02	1.36	19,690,468
September	1.61	1.06	12,849,796
October	1.68	0.87	18,272,399
November	1.62	1.24	19,974,226
December	1.59	1.23	15,129,831
2012
January	2.01	1.39	31,912,766
February	1.96	1.72	39,088,834
March	1.90	1.50	40,017,254
April	1.89	1.35	28,471,761
May 1 – 25	1.95	1.35	15,529,163

The closing price of the Denison Shares on TSX on April 13, 2012, being the last date on which the Denison Shares traded prior to the announcement of the signing of the Letter Agreement, was Cdn$1.43 per Denison Share. The closing price of the Denison Shares on TSX on May 25, 2012, being the last date on which the Denison Shares traded prior to the date hereof, was Cdn$1.63 per Denison Share.

Prior Sales

During the 12-month period prior to the date of this Information Circular the only issuances of Denison Shares or securities convertible or exchangeable into Denison Shares by Denison were as follows:

Description	Number of Securities	Exercise Price (Cdn$)	Date of Issuance
Grant of Options	30,000	1.56	August 5, 2011
Grant of Options	7,000	1.56	August 9, 2011
Grant of Options	1,920,000	1.52	March 9, 2012

Executive Officers’ and Directors’ Compensation

Information regarding the compensation of Denison’s directors and executive officers and regarding Denison’s security based compensation plans is set forth under the headings “Director Compensation”, “Executive Compensation” and “Equity Compensation Plan Information” in the management information circular of Denison dated March 26, 2012 in connection with the annual general meeting of the Shareholders held on May 10, 2012, which has been filed under Denison’s profile on SEDAR at www.sedar.com.

MATTER TO BE CONSIDERED AT THE MEETING

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution, the full text of which is set forth in Appendix A to this Information Circular. The Arrangement Resolution must be approved by not less than 66 2/3% of the votes cast by Shareholders, either in person or by proxy, at the Meeting. If the requisite Shareholder approval is not obtained at the Meeting, the Arrangement, as described herein, will not be completed. The Denison Board recommends that you vote FOR the Arrangement in the manner as set forth in the Arrangement Resolution. It is the intention of the persons named in the enclosed Form of Proxy, if not directed to the contrary in such Form of Proxy, to vote such proxies FOR the Arrangement in the manner set forth in the Arrangement Resolution.

RISK FACTORS

Shareholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Denison Shares and EFI Shares.

In assessing the Arrangement, Shareholders should carefully consider the risks described under the heading “Risk Factors” in the Denison AIF which risk factors are incorporated by reference herein and the risks described under the heading “Description of the Business – Risk Factors” in the Energy Fuels AIF which is incorporated by reference herein, together with the other information contained in, or incorporated by reference in this Information Circular. Risk factors related to the business of both Energy Fuels and Denison will generally continue to apply following contemplation of the Arrangement. If the Arrangement is completed, the business and operations of, and an investment in, Energy Fuels will be subject to the various risk factors set forth under the heading entitled “Risk Factors” in Appendix G. Shareholders who will become holders of EFI Shares as a result of the Arrangement should consider carefully the information contained herein and in the materials incorporated by reference. Additional risks and uncertainties, including those currently unknown, may also adversely affect the businesses of Denison and Energy Fuels going forward. In particular, the Arrangement is subject to certain risks including the following.

Termination of the Arrangement Agreement

Each of Denison and Energy Fuels has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Denison provide any assurance, that the Arrangement Agreement will not be terminated by either Denison or Energy Fuels before the completion of the Arrangement. In addition, the completion of the Arrangement is subject to a number of conditions, certain of which are outside the control of Denison or Energy Fuels, including Shareholders and EFI Shareholders approving the Arrangement and Court approval being obtained. There is no certainty, nor can Denison provide any assurance, that these conditions will be satisfied. If any of the required regulatory and third-party approvals cannot be obtained on terms satisfactory to the Denison Board or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Shareholders resulting from the Arrangement may be reduced. Alternatively, if the Plan of Arrangement cannot be amended so as to mitigate against the negative consequences of the failure to obtain a required regulatory or third-party approval, the Arrangement may not proceed at all. If for any reason the Arrangement is not completed, the market price of Denison Shares may be adversely affected. Moreover, if the Arrangement Agreement is terminated, there is no assurance that the Denison Board will be able to find a party willing to pay an equivalent or a more attractive price for the US Mining Division than the value to be received by Shareholders pursuant to the terms of the Arrangement. Further, if the Arrangement Agreement is terminated, Denison will still have incurred costs for pursuing the Arrangement, including costs related to the diversion of management’s attention away from the conduct of Denison’s business. As well, if the Arrangement Agreement is terminated, in certain circumstances, Denison may be obligated to pay the Energy Fuels Non-Completion Fee.

Possible Failure to Realize the Anticipated Benefits of the Arrangement and Risks Related to Changes to the Business of Denison and to the Integration of the Business of Energy Fuels

The ability of Energy Fuels and Denison to realize the benefits of the Arrangement including, among other things, those benefits set forth under the heading “Background to and Reasons for the Arrangement – Reasons for the Arrangement”, will depend in part on the ability of Denison, following the Arrangement to realize and capitalize on the strategic opportunities resulting from focusing its operations to its primarily exploration and development assets and on the ability of Energy Fuels, following the Arrangement, to realize and capitalize on the anticipated growth and capital opportunities resulting from integrating the US Mining Division with the business and opportunities of Energy Fuels. A variety of factors, including those risk factors set forth in this Information Circular and the documents incorporated by reference herein, may adversely affect the ability of Denison and Energy Fuels to achieve the anticipated benefits of the Arrangement.

In addition, the ability of Denison and Energy Fuels to realize the benefits of the Arrangement will depend in part on successfully transferring and/or integrating, as applicable, functions and operations, procedures and personnel in a timely and efficient manner, as well as on Denison’s ability to transition to a primarily exploration and development company and on Energy Fuels’ ability to realize the anticipated synergies from integrating the acquired Denison business and operations with those of Energy Fuels following completion of the Arrangement. The transition or integration, as applicable, will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of Denison or Energy Fuels, as applicable, following the completion of the Arrangement, and from operational matters during this process. The transition or integration process, as applicable, may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Denison and Energy Fuels to achieve the anticipated benefits of the Arrangement.

Market Risk Associated with EFI Shares

Shareholders will receive a fixed number of EFI Shares under the Arrangement, rather than EFI Shares with a fixed market value. Because this exchange ratio will not be adjusted to reflect any change in the market value of the EFI Shares, the market value of EFI Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Information Circular. For example, during the 12-month period ending on September 30, 2011, the closing price of EFI Shares on the TSX varied from a low of Cdn$0.23 to a high of Cdn$1.58 and ended that period at Cdn$0.25. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Energy Fuels, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, general market and economic conditions, commodity price changes and other factors over which Energy Fuels has no control.

Risks Relating to Ownership of EFI Shares

An investment in EFI Shares is subject to certain risks. Shareholders should carefully consider the risks described under the heading “Description of the Business – Risk Factors” in the Energy Fuels’ AIF which is incorporated by reference herein as well as the risk factors set forth in Appendix G hereto and elsewhere in this Information Circular.

PRINCIPAL LEGAL MATTERS

Court Approval and Completion of the Arrangement

An arrangement of a corporation under the OBCA requires Court approval. Prior to the mailing of this Information Circular, Denison obtained the Interim Order authorizing and directing Denison to call, hold and conduct the Meeting in accordance with the Notice of Meeting, the OBCA and the Interim Order and, in connection therewith, to submit the Arrangement to the Meeting and to seek approval of the Arrangement Resolution from the Shareholders in the manner set forth in the Interim Order. A copy of the Interim Order is attached at Appendix B to this Information Circular.

Subject to the requisite approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is scheduled to take place on June 27, 2012 at 10:00 a.m. (Toronto time) at the Ontario Superior Court of Justice (Commercial List), 330 University Avenue, Toronto, Ontario, M5G 1R7, or as soon thereafter as is reasonably practicable. At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. At the hearing, any Shareholder or other person who wishes to appear, or to be represented, or to present evidence or argument must serve and file a Notice of Appearance in accordance with the Ontario Rules of Civil Procedure, serving such notice upon Denison on or before 4:30 p.m. (Toronto time) on June 20, 2012 (being the date that is five Business Days prior to the hearing date for the Final Order) and satisfying any other requirements as provided in the Interim Order. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further notice of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. Please see the Interim Order attached to this Information Circular as Appendix B for further details.

The New Denison Shares, the interests in the EFI Note and the EFI Payment Shares to be issued to and exchanged with the Shareholders pursuant to the Arrangement have not been and will not be registered under the 1933 Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof. The Court must determine, prior to approving the Final Order, that the terms and conditions of the exchange of the Denison Shares for the New Denison Shares, the interests in the EFI Note and the EFI Payment Shares is fair to the Shareholders. The Court has been advised that the Final Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) thereof, with respect to issuance of the New Denison Shares, the interests in the EFI Note and the EFI Payment Shares issuable to Shareholders pursuant to the Arrangement.

Assuming that the Final Order is granted, and that the other conditions set forth in the Arrangement Agreement are satisfied or waived by the party or parties for whose benefit they exist, then the Articles of Arrangement will be filed with the Registrar to give effect to the Arrangement and all other arrangements and documents necessary to complete the Arrangement will be delivered as soon as reasonably practicable thereafter. Subject to receipt of the Final Order and the satisfaction of the other conditions to the completion of the Arrangement, the Effective Date of the Arrangement is expected to occur on or about June 29, 2012.

Due Bills

Due Bills are entitlements that can be used to defer the ex-dividend trading of listed securities undergoing certain material corporate events such as stock-splits, spin-offs or distributions representing 25% or more of the value of the listed security. Due Bills attach to trades two trading days prior to the applicable record date and come off the day after the payable date. This allows the security to carry the appropriate market value until the entitlement has been paid.

Historically the general process in the Canadian securities industry has been for the listed securities of an issuer to commence trading on an ex-distribution basis (the date on which purchases of the security will no longer have an attaching right to the distribution) at the opening two trading days prior to the record date (the “ex date”). For example, in the event of a material corporate event, listed securities begin to trade on a post-

event basis at the opening of trading on the ex date. Since regular settlement occurs three trading days after the trade date (T+3), purchases that occur on or after the ex date are settled without the entitlement to the additional securities. Valuation issues may occur because the market price drops on the ex date, but the receipt of the entitlement does not occur until the payment date. Client account positions may therefore not be adjusted until the payment date which can lead to confusion.

Without the use of Due Bills, trading on an ex-distribution basis would commence two trading days prior to the Distribution Record Date, and Shareholders would then be deprived of the value of the EFI Payment Shares between the ex date and the Distribution Payment Date. By deferring the ex date through the use of Due Bills, sellers of the Denison Shares during this period can realize the full value of the Denison Shares they hold by selling the Denison Shares with the Due Bills attached. The use of Due Bills will also avoid confusion regarding the market value of the Denison Shares.

Any Denison Shares traded after the Distribution Record Date will represent New Denison Shares as of the Effective Date and shall not carry any rights to receive EFI Shares. As the distribution by Denison of the EFI Payment Shares is conditional on the completion of the Purchase and Sale Transaction, the TSX and the NYSE MKT have approved the use by Denison of Due Bills such that ex-distribution trading of the Denison Shares will commence at the opening of the TSX and the NYSE MKT on the first trading day for each exchange after the Distribution Payment Date (being the Effective Date of the Arrangement), which is currently expected to be on or about July 3, 2012 for the TSX and on or about July 2, 2012 for the NYSE MKT.

Shareholders holding Denison Shares through brokerage accounts will not be required to take any special action. The entitlement will continue to be received into their brokerage accounts on, or immediately after, the Distribution Payment Date. Any trades that are executed during the Due Bill period will be automatically flagged to ensure purchasers receive the entitlement and sellers do not.

Antitrust and other Governmental Approvals

There are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Entity in Canada in connection with the Arrangement (including under any antitrust law or under the Investment Canada Act) except for the Court’s approval of the Final Order, which will be sought on or about June 27, 2012 and which is a condition to the completion of the Arrangement.

There are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any federal Governmental Entity in the United States in connection with the Arrangement (including under the United States Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended) except for the following. The Arrangement is subject to review under Section 721 of Title VII of the United States Defense Production Act of 1950, as amended, and the rules and regulations thereunder (the “Exon-Florio Amendment”) by the Committee on Foreign Investment in the United States (“CFIUS”). Under the Exon-Florio Amendment, the President of the United States is authorized to prohibit or suspend acquisitions, mergers or takeovers by foreign persons of persons engaged in interstate commerce in the United States if the President determines, after investigation, that there is credible evidence that such foreign persons in exercising control of such acquired persons might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate authority to protect national security. Pursuant to the Exon-Florio Amendment, a party or parties to a transaction may provide a voluntary notification to CFIUS, which has been designated by the President to administer the Exon-Florio Amendment, for review of the transaction. Notification is not mandatory, but CFIUS has authority to initiate a review of a transaction in the absence of a voluntary notification, including after the transaction has closed. Once a review has been initiated (whether by notification or CFIUS’s own initiative), CFIUS has 30 calendar days to decide whether to initiate a formal investigation. If CFIUS declines to investigate, the review process is complete. If CFIUS decides to investigate, it has 45 days in which to resolve the matter or prepare a recommendation to the President of the United States, who must then decide within 15 days whether to block the transaction. CFIUS may condition its clearance of a transaction upon commitments to be provided by the acquirer. These timetables may be extended in some circumstances if information is not provided as requested. Regardless of whether or not notification is made, there is no prohibition against the consummation of an acquisition, merger or takeover while a review is pending, but CFIUS retains jurisdiction to review a covered transaction following its consummation (unless a review was completed prior to closing). The parties are in contact with CFIUS. The notice is intended to be filed with CFIUS in late May 2012

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable as of the date hereof to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is an individual or a corporation, deals at arm’s length with and is not affiliated with the Corporation or Energy Fuels and holds Denison Shares as capital property. Provided a Shareholder does not use or hold its Denison Shares in the course of carrying on a business of buying or selling securities and did not acquire the Denison Shares in one or more transactions considered to be an adventure or concern in the nature of trade, the Denison Shares will generally be capital property to the Shareholder. A Shareholder who is a resident of Canada for purposes of the Tax Act and might not otherwise be considered to hold its Denison Shares as capital property may, in certain circumstances, be entitled to have them and any other “Canadian security” (as defined in the Tax Act) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Shareholder: (i) that is a “financial institution” or a “specified financial institution”, each as defined in the Tax Act; (ii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; or (iii) that has elected to determine its Canadian tax results in a foreign currency pursuant to the functional currency reporting rules.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) before the date hereof (“Proposed Amendments”) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Proposed Amendments will be enacted in the form publicly announced or at all.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to participation in the Arrangement. The income and other tax consequences of participating in the Arrangement will vary depending on a shareholder’s particular status and circumstances, including the province, territory or country in which the shareholder resides or carries on business. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of the Arrangement.

Shareholders Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada.

Re-designation of Denison Shares into Class A Common Shares

The re-designation of the Denison Shares as Class A Common Shares pursuant to the Arrangement should not cause a Shareholder to recognize a capital gain or capital loss. The adjusted cost base to a Shareholder of the Class A Common Shares will be equal to the adjusted cost base that the Shareholder had in their Denison Shares.

Exchange of Class A Common Shares for New Denison Shares and an Interest in the EFI Note

Deemed Dividend

A Shareholder will, on the exchange of his Class A Common Shares for New Denison Shares and an interest in the principal amount of the EFI Note pursuant to the Arrangement (the “Share Exchange”), be considered to have received a dividend to the extent, if any, that the interest in the principal amount of the EFI Note that is assigned to such Shareholder and the paid-up capital of the New Denison Shares received on the exchange exceeds the paid-up capital of such Shareholder’s Class A Common Shares (see “Taxation of Dividends” below).

Provided that the principal amount of the EFI Note that is assigned to the Shareholders is less than the paid-up capital of the Class A Common Shares, Denison will not be deemed to have paid a dividend to Shareholders under subsection 84(3) of the Tax Act. The Corporation estimates that the principal amount of the EFI Note to be distributed to Shareholders on the Share Exchange will be less than the paid-up capital of the Class A Common Shares at such time and, as a result, no deemed dividend should arise.

Current subsection 84(4.1) of the Tax Act deems an amount paid on a reduction of capital by a public corporation to be a dividend paid to its shareholders, other than in certain circumstances. The Corporation is a public corporation for the purposes of the Tax Act. However, subsection 84(4.1) does not apply where a transaction is effected under section 86 of the Tax Act. The Share Exchange will occur under section 86 of the Tax Act and current subsection 84(4.1) of the Tax Act will not apply to deem the distribution made to such shareholder to be a dividend.

Capital Gain

A Shareholder will only recognize a capital gain on the Share Exchange to the extent that the interest in the principal amount of the EFI Note that is assigned to such Shareholder and the adjusted cost base of the New Denison Shares received on the Share Exchange, less the amount of any dividend deemed to be received (as noted above), exceeds the adjusted cost base of the Shareholder’s Class A Common Shares determined immediately before the Share Exchange.

The adjusted cost base to a Shareholder of the interest in the EFI Note that is assigned to the Shareholder will be equal to the portion of the principal amount assigned to such Shareholder. The adjusted cost base to a Shareholder of the New Denison Shares received on the Share Exchange will be equal to the excess, if any, of such Shareholder’s adjusted cost base of the Class A Common Shares over the interest in the principal amount of the EFI Note that is assigned to the Shareholder.

Repayment of EFI Note

The repayment of the EFI Note, which shall be satisfied by the issuance of the EFI Payment Shares to the Shareholders, should not cause a resident Shareholder to recognize a capital gain or capital loss.

Taxation of Dividends

Any dividends received or deemed to be received by a Shareholder will be included in computing the income of such Shareholder and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A Shareholder that is a corporation will be required to include dividends in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income.

Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax at the rate of 33 1/3% of such dividends to the extent that such dividends are deductible in computing taxable income.

Taxation of Capital Gains or Capital Losses

One-half of any capital gain realized by a Shareholder will be included in the Shareholder’s income under the Tax Act as a taxable capital gain. One-half of any capital loss realized on the disposition of a Denison Share may be deducted against any taxable gains realized by the Shareholder in the year of disposition, in the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act.

In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Denison Shares may be reduced by the amount of dividends previously received or deemed to have been received to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Denison Shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns Denison Shares.

A Shareholder which is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the relevant taxation year will be subject to a refundable tax of 6  2/3% in respect of its aggregate investment income for the year, which will generally include an amount in respect of net taxable capital gains realized in the year. Capital gains realized by individuals and certain trusts may be subject to alternative minimum tax.

Dissenting Shareholders Resident in Canada

A Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by Denison the fair market value of the Denison Shares held by such Dissenting Shareholder. A Dissenting Shareholder who receives a cash payment from Denison in respect of the fair market value of the Dissenting Shareholder’s Denison Shares will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital (computed for purposes of the Tax Act) of such Denison Shares (see “Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Taxation of Dividends”).

A Dissenting Shareholder will also realize a capital gain (or a capital loss) to the extent that the amount of the payment received from Denison less the amount of any deemed dividend exceeds (or is exceeded by) the adjusted cost base of such Denison Shares to the Dissenting Shareholder and any reasonable costs of disposition (see “Canadian Federal Income Tax Considerations – Shareholders Resident in Canada – Taxation of Capital Gain or Capital Loss”).

In certain circumstances, dividends deemed to be received by a corporate Dissenting Shareholder may be re-characterized as proceeds of disposition under subsection 55(2) of the Tax Act with the result that the corporate Dissenting Shareholder may realize a capital gain. Corporate Dissenting Shareholders should consult their own tax advisors as to the possible application of subsection 55(2) of the Tax Act to payments received on the exercise of dissent rights.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to a Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada, does not use or hold the Denison Shares in carrying on business in Canada and is not an insurer who carries on an insurance business in Canada and elsewhere.

Generally, the tax treatment of a Shareholder who is a non-resident of Canada and who participates in the Arrangement will be the same as that described in more detail under the heading “Canadian Federal Income Tax Considerations – Shareholders Resident in Canada”, subject to the comments in the next paragraph.

A Shareholder who is a non-resident of Canada will not be subject to tax under the Tax Act in respect of any capital gain realized by such Shareholder on the Share Exchange unless that Shareholder’s Class A Common Shares constitute “taxable Canadian property” of the Shareholder for purposes of the Tax Act and the Shareholder is not entitled to relief under an applicable tax treaty. As long as the Class A Common Shares are listed on a prescribed stock exchange (which includes the TSX), such shares generally will not constitute taxable Canadian property of a Shareholder unless, at any time during the 5 year period immediately preceding the disposition, 25% or more of the issued shares of any class of Denison were owned or belonged to such Shareholder, alone or together with persons with whom the Shareholder does not deal at arm’s length.

Dissenting Shareholders Not Resident in Canada

A Dissenting Shareholder who receives a cash payment from Denison in respect of the fair market value of the Dissenting Shareholder’s Denison Shares generally will be deemed to have received a dividend equal to the amount, if any, by which the payment exceeds the paid-up capital (computed for purposes of the Tax Act) of such Denison Shares. Under the Tax Act, dividends paid or deemed to have been paid to a non-resident person are subject to withholding tax at the rate of 25%, but such rate may be reduced under the provisions of an income tax treaty or convention in force between Canada and the country of residence of the Dissenting Shareholder.

A Dissenting Shareholder will also realize a capital gain (or a capital loss) to the extent that the amount of the payment received from Denison less the amount of any deemed dividend exceeds (or is exceeded by) the adjusted cost base of such Denison Shares to the Dissenting Shareholder and any reasonable costs of disposition. A Dissenting Shareholder who is a non-resident of Canada will not be subject to tax under the Tax Act in respect of any capital gain realized by such Dissenting Shareholder on a disposition of its Denison Shares, unless such shares constitute taxable Canadian property of the Dissenting Shareholder for the purposes of the Tax Act (as described in more detail under the heading “Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada”).

CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the Arrangement as well as the ownership and disposition of EFI Payment Shares received pursuant to the Arrangement.

This summary addresses only Shareholders that are US Holders who are participants in the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Arrangement to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder.

No legal opinion from US legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US federal income tax consequences of the Arrangement to US Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: ANYTHING CONTAINED IN THIS SUMMARY CONCERNING ANY US FEDERAL TAX ISSUE IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY A US HOLDER, FOR THE PURPOSE OF AVOIDING US FEDERAL TAX PENALTIES UNDER THE CODE. THE DISCUSSION BELOW WAS WRITTEN TO SUPPORT DISCLOSURE AND DISSEMINATION OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT (INCLUDING THE ARRANGEMENT). EACH US HOLDER SHOULD SEEK US FEDERAL TAX ADVICE, BASED ON SUCH US HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-US Tax Convention”) and US court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

US Holders

For purposes of this summary, a “US Holder” is a Shareholder of the Corporation that, for US federal income tax purposes, is (a) an individual who is a citizen or resident of the US, (b) a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US, any state in the US, or the District of Columbia, (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holders

A “non-US Holder” is any Shareholder other than a US Holder. This summary does not address the US federal income tax consequences of the Arrangement to non-US Holders. Accordingly, non-US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the US federal income tax consequences of the Arrangement to US Holders that are subject to special provisions under the Code, including the following US Holders: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) US Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) US Holders that are dealers in securities or currencies or US Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) US Holders that have a “functional currency” other than the US dollar; (e) US Holders that own Denison Shares (or, after the Arrangement, New Denison Shares and EFI Payment Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) US Holders that hold Denison Shares (or, after the Arrangement, New Denison Shares and EFI Payment Shares) other than as a capital asset within the meaning of Section 1221 of the Code; and (g) US Holders that own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of all classes of shares of the Corporation (and/or after the Arrangement, Energy Fuels) entitled to vote. This summary also does not address the US federal income tax considerations applicable to US Holders who are (a) US expatriates or former long-term residents of the US; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Denison Shares (or after the arrangement, New Denison Shares and EFI Payment Shares) in connection with carrying on a business in Canada; (d) persons whose Denison Shares, New Denison Shares or EFI Payment Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention. US Holders that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal alternative minimum, US federal estate and gift, US state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Denison Shares, New Denison Shares or EFI Payment Shares.

If an entity that is classified as a partnership for US federal income tax purposes holds Denison Shares (or, after the Arrangement, New Denison Shares and EFI Payment Shares), the US federal income tax consequences of the Arrangement and owning and disposing of such shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for US federal income tax purposes should consult their own tax advisors regarding the US federal income tax consequences of the Arrangement and the ownership and disposition of Denison Shares, New Denison Shares and EFI Payment Shares.

Transactions Not Addressed

This summary does not address the US federal income tax consequences to US Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions (without regard as to whether such transactions are considered part of the Arrangement): (a) any conversion, exchange or adjustment of a Denison Option, or other right to acquire Denison Shares; or (b) any conversion, exchange, or adjustment of any note, debenture, or other debt instrument of the Corporation.

US Federal Income Tax Characterization of the Arrangement

The Arrangement will be effected under applicable provisions of Canadian corporate law, which are technically different from analogous provisions of US corporate law. Therefore, the US federal income tax consequences of certain aspects of the Arrangement are not certain. For purposes of this summary, the “Exchange” means (i) the transfer of the Purchased Shares for the cash payment of Cdn$10.00 and transfer of the Acquired Debt to Energy Fuels for the EFI Note, (ii) the redesignation of the Denison Shares as Class A Common Shares, (iii) the deemed exchange of Class A Common Shares for New Denison Shares and a pro rata amount of principal of the EFI Note, and (iv) the issuance by Energy Fuels of the EFI Payment Shares in repayment of the principal amount of the EFI Note.

This summary assumes that the Exchange will be treated by the IRS, under the step-transaction doctrine or otherwise, as if (i) the Corporation transferred the Purchased Shares to Energy Fuels for cash and Acquired Debt to Energy Fuels in exchange for the EFI Payment Shares and then distributed the EFI Payment Shares to Shareholders and (ii) the intervening steps of the Exchange (including those steps of the Exchange described in the preceding sentence) did not occur. However, because the Exchange will be effected under the applicable provisions of Canadian law that are technically different from analogous provisions of US corporate law, there can be no assurances that the IRS or a US court would not take a contrary view of the Exchange. In particular, it is possible that the IRS could analyze the various steps of the Exchange described above separately and independently, and could determine the US federal income tax consequences of the various steps of the Exchange on such a separate and independent basis. The following also assumes that, in all circumstances, the Exchange will be treated as a taxable transaction and will not be recharacterized for US federal income tax purposes as a tax-deferred exchange by Shareholders of the Denison Shares for EFI Payment Shares under Section 368(a) of the Code or as a tax-deferred exchange by the Corporation of the Purchased Shares for the EFI Payment Shares pursuant to Section 368(a)(1)(B) of the Code.

US Federal Income Tax Rules Applicable to US Holders of the Corporation With Respect to the Arrangement

Tax Consequences of the Arrangement if the Corporation Has Not Been a Passive Foreign Investment Company During the US Holder’s Holding Period

Subject to the Passive Foreign Investment Company (“PFIC”) rules discussed below (see “Certain US Federal Income Tax Considerations – US Federal Income Tax Rules Applicable to US Holders of the Corporation with Respect to the Arrangement – Effect of PFIC Rules with Respect to the Receipt of the EFI Payment Shares Pursuant to the Arrangement”), US Holders should experience the following US federal income tax consequences:

Corporate US Holders

A US Holder classified as a corporation for US federal income tax purposes (“Corporate US Holder”) should be treated as receiving a distribution with respect to the value of the EFI Payment Shares. A Corporate US Holder should be required to include the fair market value of the EFI Payment Shares received as a result of the Exchange in gross income (without reduction for any Canadian tax withheld from such amount) as a dividend to the extent of such holder’s share of the current or accumulated earnings and profits of the Corporation, as determined for US federal income tax purposes. To the extent that the fair market value of the EFI Payment Shares exceeds such Corporate US Holder’s share of the current and accumulated earnings and profits of the Corporation, the distribution of the EFI Payment Shares should be treated (a) first, as a tax-free return of capital to the extent of a US Corporate Holder’s tax basis in the exchanged Denison Shares and, (b) thereafter, as gain from the sale or exchange of such Denison Shares. A Corporate US Holder’s tax basis in the EFI Payment Shares will be the fair market value of such shares on the Effective Date of the Arrangement and such Corporate US Holder’s tax basis in the New Denison Shares will equal such Corporate US Holder’s basis in the Denison Shares immediately prior to the Arrangement reduced by that portion of the distribution treated as a return of capital. A Corporate US Holder’s holding period with respect to the New Denison Shares will include the holding period of the Denison Shares. The holding period of the EFI Payment Shares will commence with the date such shares are constructively received pursuant to the Arrangement. No loss will be recognizable as a result of the Arrangement. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation.

Non-Corporate US Holders

The US federal income tax consequences of the Arrangement with respect to US Holders that are not Corporate US Holders will depend on whether the receipt of an interest in the EFI Note pursuant to the Exchange qualifies as a partial liquidation under Section 302(b)(4) and (e) of the Code. Denison does intend to adopt a plan treating the Exchange transactions as a partial liquidation and does not believe that the Exchange transaction will constitute a qualifying partial liquidation of the Corporation. Accordingly, the US federal income tax treatment of US Holders who are not Corporate US Holders (“Non-Corporate US Holders”) will be the same as the treatment described above for Corporate US Holders. Under certain circumstances, a dividend resulting from the distribution of EFI Payment Shares could potentially qualify for the preferential rates applicable to “qualified foreign corporations”, Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate or trust.

The determination of what constitutes a corporate contraction is generally factual in nature, and there is no guaranty that the IRS would agree with the Denison’s characterization of the Exchange transaction. If the Exchange transactions were to constitute a partial liquidation within the meaning of Section 302(b)(4) and (e) of the Code, a Non-Corporate US Holder would receive sale or exchange treatment with respect to the EFI Payment Shares. In such case, a Non-Corporate US Holder will recognize gain or loss computed by comparing the fair market value of the EFI Payment Shares received to the basis allocable to such EFI Payment Shares. Under proposed Treasury Regulations, a Non-Corporate US Holder’s basis in the Denison Shares will be allocated between the EFI Payment Shares and the New Denison Shares on the basis of their relative fair market values at Effective Time of the Arrangement.

Denison anticipates that it will not have accumulated earnings and profits as of the Effective Date of the Arrangement nor will it have current earnings and profits for the taxable year during which the Arrangement will close. The calculation of a corporation’s earnings and profits for U.S. federal income tax purposes is highly complex and is open to differing interpretations. In addition, there is no assurance that Denison will not engage in other transactions during its current taxable year which may generate current earnings and profits not presently anticipated. Following the close of its tax year in which the Arrangement is consummated, Denison will endeavour to provide its U.S. Holders with Denison’s determination of its current and accumulated earnings and profits. There is no assurance that the U.S. Internal Revenue Service will agree with such determination. Each U.S. Holder should consult its own tax advisor concerning the U.S. federal income tax treatment of the distribution of the EFI Note.

Tax Consequences of the Arrangement if the Corporation is or Has Been a PFIC During the US Holder’s Holding Period

Status of the Corporation

Special, generally adverse, US federal income tax consequences apply to US taxpayers who hold interests in a PFIC as defined under Section 1297 of the Code, unless certain elections are available and timely and effectively made.

A foreign corporation generally will be a PFIC under Section 1297 of the Code if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income (the “income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the foreign corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income. In addition, under certain attribution rules, if the Corporation is a PFIC, US Holders will be deemed to own their proportionate share of subsidiaries of the Corporation which are PFICs (such subsidiaries referred to as “Subsidiary PFICs”), and will be subject to US federal income tax on (a) a distribution of the shares of a Subsidiary PFIC and (b) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

The Corporation has not prepared detailed calculations to determine its PFIC status; however it believes that it was not a PFIC for the taxable years ended December 31, 2011 and December 31, 2010, and based on current business plans and financial projections, does not expect to be a PFIC for its current taxable year. Energy Fuels believes that it was a PFIC in 2011 but has not made any determination as to whether it will not be a PFIC for its current taxable year or future taxable years. The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any taxable year depends on the assets and income of such corporation over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or a Subsidiary PFIC) concerning its PFIC status. Each US Holder should consult its own tax advisor regarding the PFIC status of the Corporation, Energy Fuels and each Subsidiary PFIC.

Effect of PFIC Rules with Respect to the Receipt of the EFI Payment Shares Pursuant to the Arrangement

If the Corporation is or has been a PFIC at any time during the period a US Holder has held Denison Shares during such PFIC status period (the “Denison PFIC Shares”), upon the receipt of EFI Payment Shares pursuant to the Arrangement such US Holder, will be subject to special tax rules on any gain or dividend income they realize with respect to such Denison PFIC Shares. Under these special tax rules, the gain or dividend income, if any, a US Holder realizes pursuant to the Arrangement, will be allocated ratably over such US Holder’s holding period for his or her New Denison Shares (which will include the holding period of the Denison PFIC Shares) as follows:

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Corporation was a PFIC will be treated as ordinary income; and

•	the amount allocated to each other year will be taxed at the highest US federal income tax rate on ordinary income in effect for that taxable year, and the interest charge generally applicable to underpayments of tax for the period beginning on the due date for the return applicable to such taxable year and ending with the due date for the return for the current taxable year in which the gain is recognized will be imposed as an addition to the resulting tax attributable to each such year.

•	no loss deduction will be allowed with respect to a loss realized upon the receipt of the Denison PFIC Shares unless a Mark-to-Market Election or QEF Election (described below under the heading “Certain US Federal Income Tax Considerations – PFIC Rules Applicable to the Ownership and Disposition of EFI Payment Shares if Energy Fuels is a PFIC”) had previously been made, and in which case special PFIC loss rules will be applicable.

All of the tax and interest described immediately above would be includable in a US Holder’s US federal income tax liability for the taxable year in which the Arrangement takes place. US Holders’ should speak to their tax advisors concerning the US federal income tax consequences of holding or disposing of their shares at a gain in the event that the Corporation is considered a PFIC.

US Holders Exercising Dissent Rights

A US Holder that exercises dissent rights in the Arrangement and is paid cash in exchange for all of such US Holder’s Denison Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such US Holder in exchange for Denison Shares (other than amounts, if any, that are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such US Holder in such Denison Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Denison Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

US Federal Income Tax Rules Applicable to the Ownership and Disposition of EFI Payment Shares Received in the Arrangement

Distributions on EFI Payment Shares

Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to an EFI Payment Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Energy Fuels, as computed for US federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Energy Fuels, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder’s tax basis in the EFI Payment Shares and thereafter as gain from the sale or exchange of such EFI Payment Shares. (See “Certain US Federal Income Tax Considerations – US Federal Income Tax Rules Applicable to the Ownership and Disposition of EFI Payment Shares Received in the Arrangement – Sale or Other Taxable Disposition of EFI Payment Shares” below). However, Energy Fuels may not maintain the calculations of earnings and profits in accordance with US federal income tax principles, and each US Holder should therefore assume that any distribution by EFI with respect to the EFI Payment Shares will constitute ordinary dividend income. Dividends received on the EFI Payment Shares generally will not be eligible for the “dividends received” deduction. Distributions by EFI Shares could potentially qualify for the preferential rates applicable to dividends from “qualified foreign corporations”. The dividend rules are complex, and each US Holder may consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of EFI Payment Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of EFI Payment Shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such US Holder’s tax basis in the shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Preferential rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

PFIC Rules Applicable to the Ownership and Disposition of EFI Payment Shares if Energy Fuels is a PFIC

Energy Fuels believes that it has been a PFIC for the taxable year ending December 31, 2011 and for all prior taxable years. No determination has been made as to whether EFI will be a PFIC for its current taxable year or future taxable years. If EFI is a PFIC for its current taxable year or future taxable years, the US federal income tax rules applicable to receipt of dividends on account of shares of a PFIC or to gain or loss recognized on the disposition of such PFIC shares are the same as described the section above under the heading “Certain US Federal Income Tax Considerations – US Federal Tax Rules Applicable to US Holders of the Corporation with Respect to the Arrangement – Effect of PFIC Rules With Respect to the Receipt of the EFI Payment Shares Pursuant to the Arrangement”.

A US Holder of shares in a foreign corporation treated as a PFIC may be able to avoid some or all of the consequences described above by making a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) or electing to treat such foreign corporation as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”). In the past Energy Fuels has provided to its US Holders who may wish to make QEF Elections the annual information statements needed to make such election. A description of these elections (and other elections that may potentially be made by a US Holder) is beyond the scope of this discussion. The PFIC rules, including the rules governing any elections that may potentially be made by a US Holder, are extremely complex. Each US Holder is urged to consult its own tax advisor regarding the PFIC rules and how the PFIC rules could affect such US Holder.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on EFI Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US income tax liability that the US Holder’s “foreign source” income bears such US Holder’s worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either “foreign source” or “US source”. Complex rules govern this classification process.

Receipt of Foreign Currency

The amount of any distribution paid to a US Holder in foreign currency, or on the sale, exchange or other taxable disposition of EFI Payment Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any US Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be US source income or loss for foreign tax credit purposes. Each US Holder should consult its own US tax advisor regarding the US federal income tax consequences of receiving, owning, and disposing of foreign currency.

Information Reporting; Backup Withholding Tax

Under US federal income tax law and Treasury regulations, certain categories of US Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new US return disclosure obligations (and related penalties) on US Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US person, any financial instrument or contract held for investment that has an issuer or counterparty other than a US person and any interest in a foreign entity. US Holders may be subject to these reporting requirements unless their New Denison Shares or EFI Payment Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. US Holders should consult with their own tax advisors regarding the requirements of filing information returns.

The exchange within the US or by a US payor or US middleman, of the EFI Payment Shares pursuant to the Arrangement as well as payments made within the US, or by a US payor or US middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of New Denison Shares or EFI Payment Shares, generally will be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a US Holder (a) fails to furnish such US Holder’s correct US taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect US taxpayer identification number, (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the US backup withholding tax rules will be allowed as a credit against a US Holder’s US federal income tax liability, if any, or will be refunded, if such US Holder furnishes required information to the IRS. Each US Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain US Holders who are individuals, estates and trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). US Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of New Denison Shares and EFI Payment Shares.

RIGHTS OF DISSENTING SHAREHOLDERS

In addition to any other right that a Dissenting Shareholder may have, a Dissenting Shareholder who complies with the Dissent Procedures described below is entitled, when the Arrangement becomes effective, to require Denison to pay such holder the fair value of his or her Denison Shares determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution was adopted. The following summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified in its entirety by reference to Section 185 of the OBCA, the full text of the Interim Order and the Plan of Arrangement. The full text of Section 185 of the OBCA is set forth as Appendix E to this Information Circular, the Interim Order is set forth at Appendix B to this Information Circular and the Plan of Arrangement is set forth at Appendix D to this Information Circular.

A Court hearing the application for the Final Order has the discretion to alter the Dissent Rights based on the evidence presented at such hearing.

A registered Shareholder is entitled, in addition to any other right such holder may have, to dissent and to be paid by Denison the fair value of the Denison Shares held by such holder, determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is adopted. Persons who are beneficial Shareholders who wish to dissent with respect to their Denison Shares should be aware that only the registered Shareholders of such Denison Shares are entitled to dissent with respect to them. A non-registered Shareholder who wishes to exercise Dissent Rights should immediately contact the intermediary who deals with his or her Denison Shares and either: (i) instruct the intermediary to exercise the Dissent Rights on the non-registered holder’s behalf (which, if the securities are registered in the name of CDS or DTC or other clearing agency, would require that the securities first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the securities in the name of the non-registered holder, in which case the non-registered holder would have to exercise the Dissent Rights directly.

A registered Shareholder desiring to exercise Dissent Rights must send to Denison Mines Corp. at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Attention: Corporate Secretary on or before 4:30 p.m. (Toronto time) on the Business Day preceding the Meeting, a written Notice of Dissent objecting to the Arrangement Resolution with respect to all the Denison Shares held by such holder. It is important that Dissenting Shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the OBCA.

The sending of a Notice of Dissent does not deprive such Dissenting Shareholder of its right to vote at the Denison Meeting. A vote against the Arrangement Resolution or the execution of a proxy which is so voted does not itself constitute a Notice of Dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Dissent in respect of the Arrangement Resolution, but any such proxy granted by a Shareholder who intends to dissent should be validly revoked in order to prevent the proxy holder from voting such Denison Shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, may constitute a waiver of a Shareholder’s right to dissent.

Within ten days after the adoption of the Arrangement Resolution by the Shareholders, Denison is required to notify in writing each Shareholder who has filed a Notice of Dissent and has not voted for the Arrangement Resolution or withdrawn its objection that the Arrangement Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after receiving notice of adoption of the Arrangement Resolution or, if such notice is not received, within 20 days after it learns that the Arrangement Resolution has been adopted, send to Denison a written notice (the “Demand for Payment”) containing such Shareholder’s name and address, the number of Denison Shares in respect of which it dissents and a demand for payment of the fair value of such shares. Within 30 days after sending its Demand for Payment, a Shareholder exercising Dissent Rights shall send the certificates representing the Denison Shares in respect of which it dissents to Denison or its transfer agent. Denison or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder and shall forthwith return the share certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his or her share certificates, such Dissenting Shareholder may lose the right to make a dissent claim. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of Denison Shares in respect of which it has dissented other than the right to be paid the fair value of such shares or options as determined under section 185 of the OBCA, as modified by the Interim Order, unless: (i) the Dissenting Securityholder withdraws its Demand for Payment before Denison makes a written offer to pay for the Dissenting Shareholder’s Denison Shares in an amount considered to be the fair value thereof accompanied by a statement showing how fair value was determined (the “Offer to Pay”); (ii) Denison fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the directors of Denison revoke the Arrangement Resolution, in all of which cases the Dissenting Shareholder’s rights as a Denison Shareholder are reinstated.

Not later than seven days after the later of the date on which the Arrangement Resolution is effective or the day on which Denison receives the Demand for Payment, Denison will send to each Dissenting Shareholder that has sent such notice, an Offer to Pay, or a notification that it is unable lawfully to pay Dissenting Shareholders for their Denison Shares. Every such Offer to Pay for Denison Shares shall be on the same terms. Unless otherwise unable to lawfully pay, Denison shall pay for the Denison Shares of a Dissenting Shareholder within ten days after the Offer to Pay has been accepted, but any offer lapses if not accepted within 30 days. If Denison fails to make such an Offer to Pay, or if a Dissenting Shareholder fails to accept an offer, Denison may within 50 days after the Arrangement is effective, or within such further period as the Court may allow, apply to the Court to fix a fair value for the Denison Shares of such Dissenting Shareholder. If Denison fails to apply to the Court in such manner and within such period, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or such further period as the Court may allow. Upon an application to the Court, all Dissenting Shareholders whose Denison Shares have not been purchased by Denison will be joined as parties and be bound by the decision of the Court. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Denison Shares of all Dissenting Shareholders. The Court may, in its discretion allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the date on which the Arrangement is effective until the date of payment. Provided that the Arrangement Resolution becomes effective, a Shareholder that complies with each of the steps required to dissent effectively is entitled to be paid the fair value of the Denison Shares in respect of which such Dissenting Shareholder has dissented.

Notwithstanding Section 185 of the OBCA, Dissenting Shareholders who duly exercise Dissent Rights and who are ultimately entitled to be paid for their Denison Shares will be deemed to have transferred their Denison Shares as of the Effective Time and without any further authorization, act or formality and free and clear of all liens, charges, claims and encumbrances, to Denison at the same time as all other Denison Shares are exchanged for Class A Common Shares and New Denison Share under the Arrangement. In the event that a Dissenting Shareholder fails to perfect or effectively withdraws a claim under Section 185 of the OBCA or forfeits the right to make a claim under that section or his or her rights as a Shareholder are otherwise reinstated, his or her Denison Shares will thereupon be deemed to have been exchanged at the same time as all other Denison Shares are exchanged for Class A Common Shares and New Denison Share under the Arrangement. In no case will such holders be recognized as holders of Denison Shares after the Effective Time.

Unless waived by Denison, it is a condition to the Arrangement becoming effective that rights of dissent in respect of the Arrangement shall not have been exercised in respect of more than 5% of the Denison Shares.

The above is only a summary of the Dissent Rights which are technical and complex. Shareholders desiring to avail themselves of their rights under those provisions should seek their own legal advice, as failure to comply strictly with the provisions of the Interim Order and the OBCA may prejudice their right of dissent.

All Shareholders that are considering exercising Dissent Rights are urged to consult their own tax advisors with respect to the income tax consequences to them of such action.

PROCEDURES FOR RECEIPT OF EFI PAYMENT SHARES

Distribution Record Date

Shareholders of record on the business day immediately preceding the Effective Date (the Distribution Record Date), which day is currently expected to be June 28, 2012, will be entitled to receive on the Effective Date, for each Denison Share held, one New Denison Share and a proportionate share of the 425,441,494 EFI Shares to be distributed by Energy Fuels in repayment of the EFI Note (42,544,149 if the EFI Share Consolidation is completed), representing approximately 1.106 EFI Shares per Denison Share (0.1106 of an EFI Post-Consolidation Share per Denison Share if the EFI Share Consolidation is completed).

Fractional Shares

No certificates representing fractional EFI Shares will be issued upon the repayment of the EFI Note. In the event that the repayment of the EFI Note would otherwise result in the issuance to a Shareholder of a number of EFI Shares which is not a whole number, the EFI Shares to be issued to such Shareholder shall be rounded down to the nearest whole number.

Securities Certificates

Class A Common Share Certificates

Recognizing that the Denison Shares shall be renamed and re-designated as Class A Common Shares and that the Class A Common Shares shall be partially exchanged for New Denison Shares, Denison shall not issue replacement share certificates representing the Class A Common Shares.

New Denison Share Certificates

The Plan of Arrangement provides that, from and after the Effective Date, share certificates representing Denison Shares not deemed to have been cancelled pursuant to the exercise of dissent rights shall for all purposes be deemed to be share certificates representing New Denison Shares, and no new share certificates shall be issued with respect to the New Denison Shares issued in connection with the Arrangement. Denison is currently undertaking discussions with CDS and DTC regarding the mechanics for Shareholders to receive their New Denison Shares and their EFI Payment Shares. It is possible that, even though the Plan of Arrangement provides that the certificates representing the Denison Shares will continue to represent the New Denison Shares, Denison may be required to replace the certificates representing the Denison Shares with certificates representing the New Denison Shares, including as a result of CDS and/or DTC requiring a new CUSIP/ISIN number for the New Denison Shares. If Shareholders are required to exchange the existing Denison Share certificates with new certificates for the New Denison Shares, Denison will issue a press release prior to the Effective Date to provide Shareholders with information regarding the procedure that will be implemented to issue new replacement share certificates.

EFI Share Certificates

To facilitate the transfer of the EFI Shares to the Shareholders as of the Distribution Record Date, on or immediately prior to the Effective Time, Energy Fuels will deliver or arrange to be delivered to the Depositary certificates representing the EFI Payment Shares for distribution to Shareholders together with an irrevocable direction to distribute and transfer the EFI Payment Shares to Shareholders in accordance with the Plan of Arrangement. For greater certainty, in the event that the EFI Shares are consolidated on a 10-for-1 basis prior to completion of the Plan of Arrangement, the EFI Shares will be registered and distributed on a post-consolidation basis only.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee or former director, executive officer or employee of the Corporation or its subsidiaries, nor any proposed nominee for election as a director of Denison, nor any associate of any of the foregoing, is, as at the date hereof, or has been since the beginning of the most recently completed financial year, indebted to the Corporation or any of its subsidiaries or indebted to another entity where the indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as may otherwise be disclosed herein, no informed person of Denison, nor any director of Denison, or any associate or affiliate of any of the foregoing, has or has had a material interest, direct or indirect, in any transaction since January 1, 2011, or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

OTHER MATTERS

As of the date of this Information Circular, the Denison Board and management of Denison know of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR under the Corporation’s profile at www.sedar.com. Financial information is provided in the Corporation’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2011, which may be found on SEDAR at www.sedar.com, or which may be obtained from the Corporation upon written request and without charge from the Secretary of Denison at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, or on the Corporation’s website at www.denisonmines.com.

Dated: May 28, 2012

APPROVAL OF THE BOARD OF DIRECTORS

The contents and mailing of this Information Circular to the Shareholders have been approved by the Board of Directors.

No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Information Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED at the City of Toronto, in the Province of Ontario, this 28th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF DENISON MINES CORP. (signed) “Ron F. Hochstein” President and Chief Executive Officer

AUDITORS’ CONSENTS

Consent of PricewaterhouseCoopers LLP

We have read the information circular of Denison Mines Corp. (the “Corporation”) dated May 28, 2012 with respect to a proposed plan of arrangement under the Business Corporations Act (Ontario) involving the Corporation, Denison Mines Holdings Corp. (“DMHC”), White Canyon Uranium Limited, Energy Fuels Inc. and the holders of common shares of the Corporation (the “Information Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion in the above-mentioned Information Circular of our report to the Directors of DMHC on the consolidated statements of financial position of DMHC as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of income (loss) and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2011 and December 31, 2010. Our report is dated May 22, 2012.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 28, 2012

Consent of RSM Bird Cameron Partners

We have read the information circular of Denison Mines Corp. (the “Corporation”) dated May 28, 2012 relating to the proposed plan of arrangement involving the Corporation, Denison Mines Holdings Corp., White Canyon Uranium Limited (“White Canyon”), Energy Fuels Inc. and the holders of common shares of the Corporation (the “Information Circular”). We have complied with Australian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion in the above mentioned Information Circular of our report to the members of White Canyon on the consolidated statement of financial position as at June 30, 2011 and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended June 30, 2011. Our report is dated May 21, 2012.

We consent to the inclusion in the above mentioned Information Circular of our report describing the material differences in the form and content of the auditor’s report prepared in accordance with Australian Auditing Standards and International Standards of Auditing as compared to an auditor’s report prepared in accordance with Canadian generally accepted auditing standards and indicating that that an auditor’s report prepared in accordance with Canadian generally accepted auditing standards would not contain a reservation.

(signed) “RSM Bird Cameron Partners”

Chartered Accountants

Perth, Australia

May 28, 2012

Consent of KPMG LLP

We have read the Notice of Application to the Ontario Superior Court of Justice (Commercial List) and the Notice of Special Meeting of Shareholders and Information Circular of Denison Mines Corp. dated May 28, 2012 (the “Information Circular”) in respect of the transaction involving the acquisition by Energy Fuels Inc. (the “Company”) of all of the outstanding shares of Denison Mines Holdings Corp. and White Canyon Uranium Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of the Company, on the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at September 30, 2011 and 2010, the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated December 21, 2011.

(signed) “KPMG LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

May 28, 2012

Consent of Davidson & Company

We have read the Information Circular of Denison Mines Corp. (the “Corporation”) dated May 28, 2012 relating to the proposed plan of arrangement involving the Corporation, Denison Mines Holdings Corp., White Canyon Uranium Limited, Energy Fuels Inc. and the shareholders of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned Information Circular of our report to the shareholders of Titan Uranium Inc. on the consolidated balance sheet of Titan Uranium Inc. as at August 31, 2011 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended August 31, 2011. Our report is dated December 12, 2011.

We also consent to the incorporation by reference in the above mentioned Information Circular of our report to the directors of Titan Uranium Inc. on the consolidated balance sheet of Titan Uranium Inc. as at August 31, 2011 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended August 31, 2011. Our report is dated December 12, 2011 (except as to Note 16 which is as of January 10, 2012).

(signed) “Davidson & Company”

Chartered Accountants

Vancouver, Canada

May 28, 2012

CONSENT OF HAYWOOD SECURITIES INC.

We have read the information circular of Denison Mines Corp. (the “Corporation”) dated May 28, 2012 relating to the proposed plan of arrangement involving the Corporation, Denison Mines Holdings Corp., White Canyon Uranium Limited, Energy Fuels Inc. and the holders of common shares of the Corporation (the “Information Circular”). We hereby consent to the inclusion in the Information Circular of our fairness opinion dated May 23, 2012 and references to our reference to our firm name and our fairness opinion contained in the Information Circular.

(signed) “Haywood Securities Inc.”

Vancouver, British Columbia

May 28, 2012

APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Denison Mines Corp. (the “Corporation”) as more particularly described in the management information circular of the Corporation (the “Information Circular”) dated May 28, 2012 (as such Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.	The plan of arrangement, as it may be amended (the “Plan of Arrangement”) involving the Corporation, Denison Mines Holdings Corp., White Canyon Uranium Limited, Energy Fuels Inc. (“Energy Fuels”) and the holders of common shares of the Corporation (the “Shareholders”), the full text of which is set forth in Appendix D to the Information Circular, is hereby authorized, approved and adopted.

3.	The arrangement agreement between the Corporation and Energy Fuels dated May 23, 2012 (the “Arrangement Agreement”), the actions of the directors of Denison in app100% Basis roving the Arrangement and the actions of the officers of Denison in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Shareholders or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the directors of Denison are hereby authorized and empowered, at their discretion, without further notice to or approval of the Shareholders (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and approved by the Court, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any officer or director of Denison is hereby authorized and directed for and on behalf of the Corporation to make application to the Court for an order approving the Arrangement and to deliver to the Director a certified copy of the Final Order (as defined in the Arrangement Agreement) and to execute and, if appropriate, deliver such other documents as are necessary or desirable to the Director for registration pursuant to the OBCA in accordance with the Arrangement Agreement.

6.	Any officer or director of Denison is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered, all such documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

NOTICE OF APPLICATION AND INTERIM ORDER

B-1

Court File No: CV-12-9726-00CL
ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST)
IN THE MATTER OF BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED
AND IN THE MATTER OF AN APPLICATION BY DENISON MINES CORP. RELATING TO A PROPOSED ARRANGEMENT INVOLVING DENISON MINES CORP. AND ENERGY FUELS INC.

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing on June 27, 2012 at 10:00 a.m., at Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer, or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

DATE: May 22, 2012	Issued by:	/s/ Natasha Brown
(Registry Officer)
Address of local office:

330 University Avenue 7th Floor Toronto, Ontario M5G 1R7

TO:	All Holders of Common Shares in the capital of Denison Mines Corp.

AND TO:	All Holders of Options to Purchase Shares in the Capital of Denison Mines Corp.

AND TO:	All Directors of Denison Mines Corp.

AND TO:	The Auditor for Denison Mines Corp.

AND TO:	BORDEN LADNER GERVAIS LLP
Scotia Plaza 40 King St. W, 44th Floor Toronto, ON M5H 3Y4

Dolores Di Felice
Tel: (416) 367-6128 Fax: (416) 361-7357

Lawyers for Energy Fuels Inc.

APPLICATION

1.	The Applicant Denison Mines Corp. (“Denison”) makes application for:

(a)	an order pursuant to section 182 of the Ontario Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”) approving a Plan of Arrangement (the “Arrangement”) proposed by the Applicant and described in the Denison Information Circular (the “Circular”) which Circular will be attached as an exhibit to the affidavit to be filed in support of this Application, and which will result in, among other things, (i) the sale of the shares of Denison subsidiaries holding Denison’s US Mining Division (as defined in the Circular), and certain inter-company indebtedness, to Energy Fuels Inc. (“EFI”) in exchange for a promissory note that will be repaid by the issuance of common shares of EFI (the “EFI Shares”); and (ii) the reorganization of the capital of Denison and distribution of EFI Shares to Denison shareholders on a pro rata basis;

(b)	an interim order for the advice and directions of this Court pursuant to subsection 182(5) of the OBCA with respect to the Arrangement and this Application (the “Interim Order”);

(c)	an order abridging the time for the service and filing or dispensing with service of the Notice of Application and Application Record, if necessary; and

(d)	such further and other relief as this Court may deem just.

2.	The grounds for the Application are:

(a)	Denison is a uranium producer with a diversified development portfolio of projects in the U.S., Canada, Zambia and Mongolia. Denison is incorporated pursuant to the provisions of the OBCA, and has its head office in Toronto. The Shares are listed and traded on the Toronto Stock Exchange under the symbol “DML” and on the NYSE MKT exchange under the symbol “DNN”;

(b)	EFI is a uranium and vanadium mineral development company focusing on mining properties in the Western United States. Energy is an Ontario corporation and is listed on the Toronto Stock Exchange under the symbol “EFR”;

(c)	the Arrangement is an “arrangement” within the meaning of subsection 182(1) of the OBCA;

(d)	all statutory requirements for an arrangement under the OBCA either have been fulfilled or will be fulfilled by the date of the return of this Application;

(e)	the directions set out and the approvals required pursuant to any Interim Order this court may grant have been followed and obtained, or will be followed and obtained by the return date of this Application;

(f)	the Arrangement is put forward in good faith;

(g)	the Arrangement is fair and reasonable and it is appropriate for this Court to approve the Arrangement;

(h)	section 182 of the OBCA;

(i)	rules 3.02(1), 14.05(2), 17.02, 37 and 38 of the Rules of Civil Procedure; and

(j)	such further and other grounds as counsel may advise and this Court may permit.

3.	The following documentary evidence will be used at the hearing of the Application:

(a)	such Interim Order as may be granted by this Court;

(b)	the affidavit of a representative of Denison, to be sworn, and the exhibits thereto;

(c)	such further affidavit(s) on behalf of the Applicant, Denison, reporting as to the compliance with any Interim Order of this Court and as to the result of any meetings ordered by any Interim Order of this Court; and

(d)	such further and other material as counsel may advise and this Court may permit.

4.	The Notice of Application will be sent to all registered holders of the common shares in the capital of Denison, as well as to holders of options to purchase common shares in the capital of Denison who will not otherwise receive a copy of the Notice of Application as a registered holders of common shares in the capital of Denison, at the address of each holder as shown on the books and records of Denison as at the close of business on May 25, 2012, or as this Court may direct in the Interim Order, pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure in the case of those holders whose addresses, as they appear on the books and records of Denison, are outside Ontario.

DATE: May 22, 2012	BLAKE, CASSELS & GRAYDON LLP
Barristers & Solicitors Box 25, Commerce Court West Toronto, Ontario M5L 1A9

Jeff Galway LSUC#: 28423P Tel: (416) 863-3859

Ryan A. Morris LSUC#: 50831C Tel: 416-863-2176 Fax: 416-863-2653

Lawyers for the Applicant, Denison Mines Corp.

Court File No: CV-12-9726-00CL

IN THE MATTER OF BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF AN APPLICATION BY DENISON MINES CORP. RELATING TO A PROPOSED ARRANGEMENT INVOLVING DENISON MINES CORP. AND ENERGY FUELS INC.

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

Proceeding Commenced at Toronto

NOTICE OF APPLICATION

BLAKE, CASSELS & GRAYDON LLP

Barristers and Solicitors

199 Bay Street, Ste. 4000

Commerce Court West

Toronto, ON M5L 1A9

Jeff Galway LSUC#: 28423P

Tel: (416) 863-3859

Ryan A. Morris LSUC#: 50831C

Tel: (416) 863-2176

Fax: (416) 863-2653

Lawyers for the Applicant,

Denison Mines Corp.

Court File No. CV-12-9726-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

(COMMERCIAL LIST)

THE HONOURABLE	)	MONDAY, THE 28TH
)
MR. JUSTICE NEWBOULD	)	DAY OF MAY, 2012

IN THE MATTER OF BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED
AND IN THE MATTER OF AN APPLICATION BY DENISON MINES CORP. RELATING TO A PROPOSED ARRANGEMENT INVOLVING DENISON MINES CORP. AND ENERGY FUELS INC.

INTERIM ORDER

THIS MOTION, made by the Applicant, Denison Mines Corp. (“Denison”), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on May 22, 2012, and the affidavit of James R. Anderson sworn May 23, 2012 (the “Anderson Affidavit”), including the Plan of Arrangement, which is attached as Appendix “D” to the draft Denison Information Circular (the “Circular”), which is attached as Exhibit “A” to the Anderson Affidavit, and on hearing the submissions of the lawyers for Denison and Energy Fuels Inc. (“EFI”),

Definitions

1. THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Denison is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares (the “Denison Shares”) in the capital of Denison, to be held at the St. Andrew’s Club and Conference Centre, 150 King Street West, Toronto, Ontario, on June 25, 2012 at 10:00 a.m. (Toronto time) in order for the shareholders of Denison (the “Denison Shareholders”) to consider and, if determined advisable, pass a special resolution authorizing, adopting, approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”).

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting of Denison Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of Denison, subject to what may be provided hereafter and subject to further order of this Court.

4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Denison Shareholders entitled to notice of, and to vote at, the Meeting shall be Friday, May 25, 2012.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	the Denison Shareholders or their respective proxyholders;

(b)	the officers, directors, auditors and advisors of Denison;

(c)	representatives and advisors of EFI; and

(d)	other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that Denison may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise properly be before the Meeting.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Denison and that the quorum at the Meeting shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Denison Shares.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that Denison is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Denison Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Denison Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval or the Arrangement.

9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Denison Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Denison may determine.

Amendments to the Information Circular

10. THIS COURT ORDERS that Denison is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. THIS COURT ORDERS that Denison, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Denison Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Denison may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Denison shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy, along with such amendments or additional documents as Denison may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), to the following:

(a)	the registered Denison Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)	by pre-paid ordinary or first class mail at the addresses of the Denison Shareholders as they appear on the books and records of Denison, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Denison;

(ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i), above; or

(iii)	by facsimile or electronic transmission to any Denison Shareholder, who is identified to the satisfaction of Denison, who requests such transmission in writing and, if required by Denison, who is prepared to pay the charges for such transmission;

(b)	non-registered Denison Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c)	the respective directors and auditors of Denison by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. THIS COURT ORDERS that, in the event that Denison elects to distribute the Meeting Materials, Denison is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or documents determined by Denison to be necessary or desirable (collectively, the “Court Materials”) to the holders of options to purchase shares in the capital of Denison (“Denison Options”) by any method permitted for notice to Denison Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 in this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Denison or its registrar and transfer agent at the close of business on the Record Date.

14. THIS COURT ORDERS that accidental failure or omission by Denison to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by the Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Denison, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Denison, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. THIS COURT ORDERS that Denison is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Denison may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Denison may determine.

16. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 and 13 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon persons described in paragraphs 12 and 13 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials of the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above.

Solicitation and Revocation of Proxies

17. THIS COURT ORDERS that Denison is authorized to use the proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Denison may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Denison is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Denison may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Denison Shareholders, if Denison deems it advisable to do so.

18. THIS COURT ORDERS that Denison Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s. 110(4)(a) of the OBCA be deposited either (a) at the registered office of Denison as set out in the Circular at any time prior to 4:30 p.m. (Toronto time) on the last Business Day before the day of the Meeting, or any adjournment or postponement of the Meeting, or with the Chair of the Meeting on the day of the Meeting; or (b) by transmitting, by telephone or electronic means; a revocation that complies with the timing set out in (a) and that is signed by electronic signature that permits a reliable determination that the document was created or communicated by or on behalf of the Denison Shareholder or his or her authorized attorney.

Voting

19. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Denison Shareholders as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Denison Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution by Denison Shareholders present in person or by proxy at the Meeting and entitled to vote. Such votes shall be sufficient to authorize Denison to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Denison Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Denison (other than in respect of the Arrangement Resolution), each Denison Shareholder is entitled to one vote for each Denison Share held.

Dissent Rights

22. THIS COURT ORDERS that each registered Denison Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Denison Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Denison, in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Denison not later than 4:30 p.m. (Toronto time) on the Business Day preceding the Meeting, and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Honourable Court.

23. THIS COURT ORDERS that, notwithstanding subsection 185(4) of the OBCA, Denison, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for Denison Shares held by Denison Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Denison Shareholders may be entitled pursuant to the terms of the Arrangement Agreement. In accordance with the Plan of Arrangement and the Circular, all references to the “corporation” in subsections 185(4) and 185(14) to (30), inclusive, of the OBCA (except for the second reference to “corporation” in subsection 185(15)) shall be deemed to refer to “Denison Mines Corp.” in place of the “corporation”, and Denison shall have all of the rights, duties and obligations of the “corporation” under subsections 185(14) to 185(30), inclusive, of the OBCA.

24. THIS COURT ORDERS that any Denison Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(a)	is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Denison Shares, shall be deemed to have transferred those Denison Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests, to Denison for cancellation pursuant to the Plan of Arrangement in consideration of a debt claim against Denison equal to such fair value; or

(b)	is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Denison Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Denison Shareholder;

but in no case shall Denison, EFI, or any other person be required to recognize such Denison Shareholders as holders of Denison Shares at or after the date upon which the Arrangement becomes effective and the names of such Denison Shareholders shall be deleted from Denison’s register of holders of Denison Shares at that time.

Hearing of Application for Approval of the Arrangement

25. THIS COURT ORDERS that upon approval by the Denison Shareholders of the Arrangement and Plan of Arrangement in the manner set forth in this Interim Order, Denison may apply to this Honourable Court for final approval of the Arrangement.

26. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Denison, with a copy to counsel for EFI, as soon as reasonably practicable, and, in any event, no less than five (5) days before the hearing of this Application at the following addresses:

BLAKE, CASSELS & GRAYDON LLP

Barristers and Solicitors

199 Bay Street, Suite 4000

Commerce Court West

Toronto, ON M5L 1A9

Attn: Jeff Galway and Ryan A. Morris

Lawyers for Denison Mines Corp.

BORDEN LADNER GERVAIS LLP

Scotia Plaza

40 King St. W., 44th Floor

Toronto, ON M5H 3Y4

Attn: Dolores Di Felice

Lawyers for Energy Fuels Inc.

28. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)	Denison;

(b)	EFI; and

(c)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

29. THIS COURT ORDERS that any materials to be filed by Denison in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. THIS COURT ORDERS that, in the event that the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Denison Shares, Denison Options, or the articles or by-laws of Denison, this Interim Order shall govern.

Extra-Territorial Assistance

32. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory, or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. THIS COURT ORDERS that Denison shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT A TORONTO

ON / BOOK NO:

LE / DANS LE REGISTRE NO.:

MAY 28 2012

Court File No: CV-12-9726-00CL

IN THE MATTER OF BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, CHAP. B.16, SECTION 182, AS AMENDED

AND IN THE MATTER OF AN APPLICATION BY DENISON MINES CORP. RELATING TO A PROPOSED ARRANGEMENT INVOLVING DENISON MINES CORP. AND ENERGY FUELS INC.

ONTARIO

SUPERIOR COURT OF JUSTICE –

COMMERCIAL LIST

Proceeding commenced at Toronto

INTERIM ORDER

BLAKE, CASSELS & GRAYDON LLP

Barristers & Solicitors

199 Bay Street, Ste. 4000

Commerce Court West

Toronto, Ontario M5L 1A9

Jeff Galway LSUC#: 28423P

Tel: (416) 863-3859

Ryan A. Morris LSUC#: 50831C

Tel: (416) 863-2176

Fax: (416) 863-2653

Lawyers for the Applicant,

Denison Mines Corp.

APPENDIX C

ARRANGEMENT AGREEMENT

C-1

ARRANGEMENT AGREEMENT

between

ENERGY FUELS INC.

— and —

DENISON MINES CORP.

May 23, 2012

- i -

ARTICLE 7 — AMENDMENT	66

7.1 Amendment	66
7.2 Mutual Understanding Regarding Amendments	67

ARTICLE 8 — GENERAL	67

8.1 Denison Indemnity	67
8.2 EFI Indemnity	68
8.3 Notices	69
8.4 Remedies	70
8.5 Expenses	70
8.6 Time of the Essence	71
8.7 Entire Agreement	71
8.8 Further Assurances	71
8.9 Governing Law	71
8.10 Execution in Counterparts	71
8.11 Waiver	71
8.12 No Personal Liability	71
8.13 Enurement and Assignment	72
8.14 United States Tax Considerations	72

Schedule A—Plan of Arrangement under Section 182 of the Business Corporations Act (Ontario)

- ii -

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of May 23, 2012

BETWEEN:

ENERGY FUELS INC., a corporation existing under the Business Corporations Act (Ontario)

(“EFI”)

- and -

DENISON MINES CORP., a corporation existing under the Business Corporations Act (Ontario)

(“Denison”)

WHEREAS:

A.	The respective boards of directors of EFI and Denison have approved the transactions contemplated hereby, providing for, among other things, (A) the acquisition by EFI of the Purchased Shares and the Acquired Debt (as such terms are hereinafter defined) in consideration for the issuance of the EFI Note (as hereinafter defined); (B) the distribution of interests in the EFI Note to Denison Shareholders on a pro rata basis as part of a reorganization of the capital of Denison; and (C) the repayment of the EFI Note by way of the issuance of the EFI Payment Shares;

B.	The Parties intend to carry out the proposed transaction by way of a Plan of Arrangement under the provisions of Section 182 of the Business Corporations Act (Ontario);

C.	The board of directors of Denison has determined that the Plan of Arrangement is in the best interests of Denison, is fair to the Denison Shareholders and has recommended that the Denison Shareholders vote in favour of the Arrangement; and

D.	The board of directors of EFI has determined that the Purchase and Sale Transaction is in the best interests of EFI and has recommended that the EFI Shareholders vote in favour of the issuance of the EFI Payment Shares in satisfaction of the principal amount of the EFI Note.

NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1—DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(c)	“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(d)	“Acquired Debt” means all indebtedness of the Denison US Group owing to Denison and the Subsidiaries of Denison other than the Denison US Group as of the Effective Time, as more particularly described in the Denison Disclosure Memorandum;

(e)	“Acquisition Proposal” means any inquiry or the making of any proposal or offer, or public announcement of an intention to make a proposal or offer, to the Receiving Party or its securityholders from any Person or group of Persons “acting jointly or in concert” (within the meaning of Section 91(1) of the Securities Act (Ontario)) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i)	in the case of Denison, the acquisition of all or a substantial part of the US Mining Division; or

(ii)	in the case of EFI, a significant business combination of EFI’s business with another business or other transaction which would be inconsistent with the Arrangement;

(f)	“Additional Director Nominees” means two individuals designated by Denison, and approved by EFI, acting reasonably, prior to the Effective Date;

(g)	“Affiliate” means an “affiliate” within the meaning of Part XX of the Securities Act (Ontario);

(h)	“Agreement” means this Arrangement Agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(i)	“Arrangement” means the arrangement under the provisions of Section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment, variation or supplement thereto (i) made in accordance with Section 6.1 of the Plan of Arrangement or (ii) made at the direction of the Court in the Final Order and with the consent of EFI and Denison, each acting reasonably, or (iii) otherwise made in accordance with Section 7.1;

(j)	“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario are open for the conduct of business;

(k)	“Canadian GAAP” means generally accepted accounting principles in effect from time to time in Canada, being those accounting principles set forth by the Institute of Chartered Accountants in Canada;

(l)	“Claim” shall have the meaning ascribed to that term in Section 8.1(a) of this Agreement;

(m)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(n)	“Completion Deadline” means August 15, 2012, being the latest date by which the Arrangement is to be completed;

(o)	“Confidentiality Agreement” means the confidentiality agreement dated as of March 12, 2012 between EFI and Denison;

(p)	“Court” in the context of Article 2 means the Ontario Superior Court of Justice;

(q)	“Denison Common Shares” means common shares in the capital of Denison as constituted on the date hereof;

(r)	“Denison Disclosure Memorandum” means the memorandum dated the date hereof delivered by Denison to EFI, as amended or supplemented from time to time in accordance with Section 3.3, with respect to certain matters in this Agreement;

(s)	“Denison Material Agreements” shall have the meaning ascribed to that term in Section 3.2(p) of this Agreement;

(t)	“Denison Material Entity” means each of DMHC, White Canyon, Denison Mines (USA) Corp., Denison White Mesa LLC, Denison Henry Mountains LLC, Denison Colorado Plateau LLC, Denison Arizona Strip LLC and Utah Energy Corporation;

(u)	“Denison Material Properties” shall have the meaning ascribed to that term in Section 3.2(w) of this Agreement;

(v)	“Denison Meeting” shall have the meaning ascribed to that term in Section 4.2(c) of this Agreement;

(w)	“Denison New Common Shares” means the shares of a new class of voting common shares in the capital of Denison which Denison will create and issue under the Plan of Arrangement;

(x)	“Denison Offtake Agreement” shall have the meaning ascribed to that term in subsection 5.1(a)(ii) of this Agreement;

(y)	“Denison Proxy Circular” shall have the meaning ascribed to that term in Section 4.2(d) of this Agreement;

(z)	“Denison Public Disclosure Documents” shall have the meaning ascribed to that term in Section 3.2(ee) of this Agreement;

(aa)	“Denison Resolution” shall have the meaning ascribed to that term in Section 4.2(c) of this Agreement;

(bb)	“Denison Secured Credit Facility” means Denison’s revolving secured term credit facility with The Bank of Nova Scotia pursuant to an amended and restated credit agreement dated as of June 30, 2011 as described in the Denison Disclosure Memorandum;

(cc)	“Denison Shareholder Approval” shall have the meaning ascribed to that term in subsection 2.2(a)(ii) of this Agreement;

(dd)	“Denison Shareholders” means, at any time, the holders of Denison Common Shares;

(ee)	“Denison Support Agreements” means the support agreements entered into between EFI and each of Zebra Holdings and Investments SARL, Lorito Holdings SARL, and each of the directors and officers of Denison who are Denison Shareholders as of the date of this Agreement;

(ff)	“Denison US Group” means collectively, DMHC, White Canyon and each of the direct and indirect Subsidiaries of DMHC;

(gg)	“Depositary” means such trust company, bank or financial institution that may be agreed to by the Parties;

(hh)	“Dissent Rights” means the rights of dissent in respect of the Arrangement, as described in the Plan of Arrangement;

(ii)	“DMHC” means Denison Mines Holdings Corp., a corporation existing under the laws of the State of Delaware, U.S.;

(jj)	“DMHC Common Shares” means the shares of common stock, par value US$1.00 per share, in the capital of DMHC as constituted on the date hereof;

(kk)	“DMHC Financial Statements” shall have the meaning ascribed to that term in subsection 3.2(r)(i) of this Agreement;

(ll)	“DMHC Preferred Shares” means the shares of preferred stock, par value US$1,000 per share, in the capital of DMHC as constituted on the date hereof;

(mm)	“DMHC Shares” means all of the issued and outstanding shares of DMHC, being 15.7 DMHC Common Shares and 2,000 DMHC Preferred Shares, subject to adjustment in accordance with Section 8.14(d);

(nn)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(oo)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(pp)	“EFI Common Shares” means common shares in the capital of EFI as constituted on the date hereof (and, for greater certainty, before giving effect to the EFI Share Consolidation);

(qq)	“EFI Disclosure Memorandum” means the memorandum dated the date hereof delivered by EFI to Denison, as amended or supplemented from time to time in accordance with Section 3.3, with respect to certain matters in this Agreement;

(rr)	“EFI Financial Statements” means, collectively, the audited consolidated financial statements of EFI for the financial year ended September 30, 2011 and the unaudited condensed consolidated interim statements of EFI for the six months ended March 31, 2012;

(ss)	“EFI Material Agreements” shall have the meaning ascribed to that term in Section 3.1(l) of this Agreement;

(tt)	“EFI Material Properties” has the meaning ascribed to that term in Section 3.1(r) of this Agreement;

(uu)	“EFI Material Subsidiaries” means: (i) Energy Fuels Resources Corporation, a corporation existing under the laws of the State of Colorado, U.S.; (ii) Magnum Uranium Corp., a corporation existing under the laws of the province of British Columbia; (iii) Magnum Minerals USA Corp., a corporation existing under the laws of the State of Nevada, U.S.; (iv) Titan Uranium Inc., a corporation existing under the federal laws of the Canada; (v) Uranium Power Corp., a corporation existing under the laws of the province of British Columbia; and (vi) Energy Fuels Wyoming Inc., a corporation existing under the laws of the State of Nevada, U.S.;

(vv)	“EFI Meeting” shall have the meaning ascribed to that term in Section 4.1(c) of this Agreement;

(ww)	“EFI Note” means the non-interest bearing promissory note to be issued to Denison by EFI with a principal amount equal to the aggregate fair market value of the EFI Payment Shares on the Effective Date;

(xx)	“EFI Payment Shares” means 425,441,494 EFI Common Shares or, if the EFI Share Consolidation is effected prior to the Effective Time, 42,544,149 EFI Post-Consolidation Common Shares, which shares are to be issued to Denison Shareholders pursuant to and as part of the Arrangement in satisfaction of the EFI Note;

(yy)	“EFI Post-Consolidation Common Shares” means common shares in the capital of EFI after giving effect to the EFI Share Consolidation;

(zz)	“EFI Proxy Circular” shall have the meaning ascribed to that term in Section 4.1(c) of this Agreement;

(aaa)	“EFI Public Disclosure Documents” shall have the meaning ascribed to that term in Section 3.1(z) of this Agreement;

(bbb)	“EFI Resolution” shall have the meaning ascribed to that term in Section 4.1(c) of this Agreement;

(ccc)	“EFI Share Consolidation” means the proposed share consolidation of the EFI Common Shares on the basis of one (1) EFI Post-Consolidation Common Share for each ten (10) EFI Common Shares;

(ddd)	“EFI Shareholder Approval” means the approval by ordinary resolution of the EFI Shareholders at the EFI Meeting of the issuance of the EFI Payment Shares, and, if required, the consent to the waiver of the application of EFI’s shareholder rights plan to the Arrangement;

(eee)	“EFI Shareholders” means, at any time, the holders of EFI Common Shares;

(fff)	“EFI Support Agreements” means the support agreements entered into between Denison and each of Dundee Resources Limited, Pinetree Capital Ltd., Mega Uranium Ltd. and each of the directors and officers of EFI who are EFI Shareholders as of the date of this Agreement;

(ggg)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(hhh)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, orders, filings or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(iii)	“Environmental Laws” means all Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(jjj)	“Final Order” means the order of the Court pursuant to Subsection 182(5)(f) of the OBCA approving the Arrangement in a form acceptable to the Parties, as such order may be amended at any time prior to the Effective Date with the consent of the Parties, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(kkk)	“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(lll)	“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste, contaminant, radioactive materials, radioactive waste, naturally-occurring radioactive materials, technologically-enhanced naturally-occurring radioactive materials or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(mmm)	“IFRS” means International Financial Reporting Standards, being the standards and interpretations adopted by the International Accounting Standards Board, as amended from time to time, in effect and generally accepted in Canada as applicable to publicly accountable enterprises;

(nnn)	“Interim Order” means the interim order of the Court in a form acceptable to the Parties providing for, among other things, the calling and holding of the Denison Meeting, as the same may be amended by the Court with the consent of the Parties, acting reasonably;

(ooo)	“KEPCO” means Korea Electric Power Corporation;

(ppp)	“KEPCO Offtake Agreement” shall have the meaning ascribed to that term in subsection 5.1(a)(i) of this Agreement;

(qqq)	“KEPCO Strategic Relationship Agreement” the strategic relationship agreement dated as of June 15, 2009 among Denison, KEPCO, and KEPCO Canada Uranium Investment Limited Partnership;

(rrr)	“KEPCO Waiver” means KEPCO’s waiver of its right of first opportunity provided for in Section 4.1 of the KEPCO Strategic Relationship Agreement, or the expiry of KEPCO’s right of first opportunity provided for therein without KEPCO exercising such right;

(sss)	“Laws” means all applicable laws, including international, national, provincial, state, municipal and local laws (including common and civil law), treaties, statutes, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions, judgments, directives, decisions, rulings, decrees or other requirements of any Governmental Entity or Regulatory Authority having the force of law;

(ttt)	“Letter Agreement” means the letter agreement between EFI and Denison dated April 16, 2012 relating to the transactions contemplated by this Agreement;

(uuu)	“Liability” of any person means and includes: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(vvv)	“Losses” shall have the meaning ascribed to that term in Section 8.1(a) of this Agreement;

(www)	“Match Period” shall have the meaning ascribed to that term in Section 6.1(c) of this Agreement;

(xxx)	“Material Adverse Effect” means, in respect of any Party, a state of facts, which either individually or in the aggregate, are or would reasonably be expected to be material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party or, in the case of Denison, the US Mining Division, taken as a whole, other than any change, effect, event or occurrence:

(i)	relating to the U.S., Canadian or global economy, political conditions or securities markets in general;

(ii)	affecting the worldwide uranium mining industries in general and which does not have a materially disproportionate effect on the Party or, in the case of Denison, the US Mining Division; or

(iii)	resulting from changes in the price of uranium;

(yyy)	“misrepresentation” shall have the meaning ascribed to that term in the Securities Act (Ontario);

(zzz)	“Notified Party” shall have the meaning ascribed to that term in Section 6.1(a);

(aaaa)	“NYSE MKT” means the trading market operated by NYSE MKT LLC;

(bbbb)	“OBCA” means the Business Corporations Act (Ontario);

(cccc)	“Party” means either of EFI or Denison and “Parties” means both of them;

(dddd)	“Permitted Encumbrances” means:

(i)	minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially adversely affect the use, operation or enjoyment of the property subject thereto;

(ii)	undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) arising or incurred in the ordinary course of business of the Denison US Group, which individually or in the aggregate do not have a Material Adverse Effect on the Denison US Group;

(iii)	statutory liens, adverse claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the properties owned by the Denison US Group or served upon Denison or any member of the Denison US Group pursuant to Laws or that relate to obligations not due or delinquent, save and except for statutory liens, adverse claims or Encumbrances related to Taxes which are due and payable; and

(iv)	the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the properties of the Denison US Group or materially impair the operation or enjoyment of the properties;

(eeee)	“Person” includes an individual, corporation, partnership, trust, joint venture or other form of business organization;

(ffff)	“Plan of Arrangement” means the Plan of Arrangement set forth in Schedule A hereto;

(gggg)	“Purchase and Sale Transaction” shall have the meaning ascribed to that term in Section 2.1(b);

(hhhh)	“Purchased Shares” means all of the issued and outstanding White Canyon Shares and all of the issued and outstanding DMHC Shares (other than the DMHC Shares held by White Canyon);

(iiii)	“Receiving Party” shall have the meaning ascribed to that term in Section 6.1(a) of this Agreement;

(jjjj)	“Receiving Party Board” shall have the meaning ascribed to that term in Section 6.1(b) of this Agreement;

(kkkk)	“Reclamation Account” shall have the meaning ascribed to that term in Section 3.2(s) of this Agreement;

(llll)	“Regulatory Authority” means:

(i)	any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any self-regulatory organization or stock exchange, including the TSX and, as applicable to Denison only, the NYSE MKT;

(iii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(iv)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

(mmmm)	“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(nnnn)	“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, cleanup, remediation, closure, site restoration, remedial response or remedial work;

(oooo)	“Representative” means, in respect of a person, its Subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

(pppp)	“Section 3(a)(10) Exemption” shall have the meaning ascribed to that term in Section 2.7 of this Agreement;

(qqqq)	“Securities Authorities” means, collectively, the U.S. Securities and Exchange Commission, the Ontario Securities Commission and the other securities regulatory authorities in each of the provinces of Canada;

(rrrr)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(ssss)	“Share Consideration” means cash in the aggregate amount of Cdn$10.00 payable by cheque or wire transfer;

(tttt)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(uuuu)	“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date of the Letter Agreement and did not result from the breach of Section 4.1(e) or Section 4.2(e), as the case may be, or Section 6.1 by the Receiving Party or its Representatives and that the Receiving Party Board determines in good faith after consultation with its legal and financial advisors:

(i)	is made either to the Receiving Party or to all the Receiving Party common shareholders and in compliance with applicable securities Laws;

(ii)	that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal;

(iii)	if consummated in accordance with its terms, would result in a transaction financially superior for the Receiving Party and its securityholders than the Arrangement;

(iv)	is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and

(v)	that the taking of action in respect of such Acquisition Proposal is necessary for the Receiving Party Board in discharge of its fiduciary duties under applicable Laws.

(vvvv)	“Superior Proposal Notice” shall have the meaning ascribed to that term in Section 6.1(c) of this Agreement;

(wwww)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity;

(xxxx)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(yyyy)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(zzzz)	“Titan” means Titan Uranium Inc.;

(aaaaa)	“Titan Financial Statements” shall have the meaning ascribed to that term in subsection 3.1(n)(ii) of this Agreement;

(bbbbb)	“TSX” means the Toronto Stock Exchange;

(ccccc)	“U.S.” means the United States of America;

(ddddd)	“U.S. Securities Laws” means all applicable U.S. federal and state securities laws and regulations, including, without limitation, the 1933 Act and the 1934 Act and the rules and regulations promulgated from time to time thereunder;

(eeeee)	“US Mining Division” means all of Denison’s mineral exploration, development and mining assets and operations located in the United States of America owned directly or indirectly by the Denison US Group;

(fffff)	“White Canyon” means White Canyon Uranium Limited, a corporation existing under the laws of Australia;

(ggggg)	“White Canyon Financial Statements” shall have the meaning ascribed to that term in subsection 3.2(r)(ii) of this Agreement;

(hhhhh)	“White Canyon Ordinary Shares” means ordinary shares in the capital of White Canyon as constituted on the date hereof; and

(iiiii)	“White Canyon Shares” means all of the issued and outstanding shares of White Canyon, being 230,679,770 White Canyon Ordinary Shares.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by either Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to “U.S. dollars”, and “US$” are to lawful money of the United States of America, and references to “Canadian dollars”, “$” and “Cdn$” are to Canadian dollars.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

1.9	Knowledge

Where the phrases “to the knowledge of EFI”, “to EFI’s knowledge”, “to the knowledge of Denison”, “to Denison’s knowledge” or phrases to similar effect are used: such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of EFI, the collective actual knowledge (after reasonable enquiry of those who ought to know) of the President and Chief Executive Officer and the Chief Financial Officer; and (b) in the case of Denison, the collective actual knowledge (after reasonable enquiry of those who ought to know) of the President and Chief Executive Officer and the Chief Financial Officer.

1.10	Meaning of Ordinary Course of Business

In this Agreement the phrase “in the ordinary course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration, development and mining of uranium and/or vanadium, in the construction and operation of uranium and/or vanadium mines, and in the milling and processing of uranium and/or vanadium ores.

1.11	Schedules

The following schedule is attached to, and is deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan of Arrangement

ARTICLE 2—THE TRANSACTION

2.1	Plan of Arrangement; Purchase and Sale of Purchased Shares

(a)	Subject to the terms and conditions of this Agreement, commencing as of the Effective Time, Denison and EFI shall effect the Arrangement as set forth in the Plan of Arrangement attached hereto in Schedule A.

(b)	For greater certainty, as the first step of the Plan of Arrangement, Denison shall sell to EFI and EFI shall purchase from Denison (i) all of the Purchased Shares free and clear of all Encumbrances in consideration of the payment by EFI to Denison of the Share Consideration and (ii) all of the Acquired Debt free and clear of all Encumbrances, and in consideration therefor EFI shall issue the EFI Note to Denison (collectively, the “Purchase and Sale Transaction”).

(c)	Unless this Agreement is earlier terminated in accordance with its terms, prior to the Effective Time, the parties shall execute and deliver in escrow all documents required to give effect to the Purchase and Sale Transaction. Without limiting the generality of the foregoing, at such time Denison shall deposit in escrow all certificates, agreements, documents and instruments as required under Section 5.2(j), and EFI shall deposit in escrow all payments, certificates, agreements, documents and instruments as required under Section 5.3(i). Subject to the terms and conditions of this Agreement, such documents shall become effective commencing at the Effective Time, and shall be released from escrow and delivered to the party entitled thereto forthwith after the Effective Time.

(d)	Subject to the terms and conditions of this Agreement, the Plan of Arrangement shall become effective at the Effective Time on the Effective Date.

2.2	Interim Order

(a)	Denison shall, as soon as reasonably practicable, apply to the Court in a manner acceptable to EFI, acting reasonably, under Section 182 of the OBCA for the Interim Order, which application shall request that the Interim Order provide:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Denison Meeting and for the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Denison Resolution shall be 66 2/3% of the votes cast on the Denison Resolution by the holders of Denison Common Shares present in person or by proxy at the Denison Meeting (the “Denison Shareholder Approval”);

(iii)	that in all other respects, the terms, conditions and restrictions of the Denison constating documents, including quorum requirements and other matters, shall apply in respect of the Denison Meeting;

(iv)	for the grant of Dissent Rights to the holders of Denison Common Shares;

(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Denison Meeting may be adjourned from time to time by management of Denison without the need for additional approval of the Court;

(vii)	that the record date for Denison Shareholders entitled to notice of and to vote at the Denison Meeting will not change in respect of any adjournment(s) of the Denison Meeting;

(viii)	that it is Denison’s intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance of interests in the EFI Note, the Denison New Common Shares and the EFI Payment Shares to the Denison Shareholders pursuant to the Arrangement to implement the transactions contemplated hereby;

(ix)	for notice to EFI of the Denison Meeting and the right of the representatives of EFI to attend such meeting;

(x)	that the Plan of Arrangement may be amended as contemplated herein and in accordance with Section 7.1 without notice to or approval of any Denison Shareholders except as required by Section 7.1 or the Interim Order; and

(xi)	for such other matters as Denison may reasonably require, subject to obtaining the prior consent of EFI, such consent not to be unreasonably withheld or delayed.

(b)	The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the Applications referred to in this Section shall be in a form satisfactory to EFI and Denison, acting reasonably.

2.3	Final Order

If the Interim Order is obtained and Denison Shareholder Approval is obtained as provided for in the Interim Order and EFI Shareholder Approval is obtained, then subject to the terms of this Agreement, Denison shall apply to the Court for the Final Order and shall diligently pursue such Application. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the Applications referred to in this Section shall be in a form satisfactory to EFI and Denison, acting reasonably.

2.4	Proxy Circulars

(a)	EFI shall prepare and file the EFI Proxy Circular, together with any other documents required by applicable Laws, in all jurisdictions where the EFI Proxy Circular is required to be filed, and mail the EFI Proxy Circular as soon as practicable, but in any event within the prescribed time in order to hold the EFI Meeting and in accordance with all applicable Laws, in and to all jurisdictions where the EFI Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable securities requirements, and not containing any misrepresentation with respect thereto, other than with respect to any information relating to or provided by Denison. If, at any time prior to the Effective Date, EFI becomes aware that the EFI Proxy Circular contains a misrepresentation, EFI shall promptly prepare a supplement or amendment to the EFI Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to EFI Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws. If, at any time prior to the Effective Date, Denison becomes aware that information relating to or provided by Denison for use in the EFI Proxy Circular contains a misrepresentation, Denison shall immediately advise EFI and EFI shall promptly prepare a supplement or amendment to the EFI Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to EFI Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws.

(b)	Denison shall prepare and file the Denison Proxy Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Denison Proxy Circular is required to be filed, and mail the Denison Proxy Circular as soon as practicable, but in any event within the prescribed time in order to hold the Denison Meeting and as ordered by the Interim Order, and in accordance with all applicable Laws, in and to all jurisdictions where the Denison Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable securities requirements, and not containing any misrepresentation with respect thereto, other than with respect to any information relating to or provided by EFI. If, at any time prior to the Effective Date, Denison becomes aware that the Denison Proxy Circular contains a misrepresentation, Denison shall promptly prepare a supplement or amendment to the Denison Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to Denison Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws. If, at any time prior to the Effective Date, EFI becomes aware that information relating to or provided by EFI for use in the Denison Proxy Circular contains a misrepresentation, EFI shall immediately advise Denison and Denison shall promptly prepare a supplement or amendment to the Denison Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to Denison Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws.

2.5	Effecting the Arrangement

Subject to the rights of termination contained in Section 6.2 hereof, upon the Denison Shareholders providing Denison Shareholder Approval in accordance with the Interim Order, the EFI Shareholders providing EFI Shareholder Approval at the EFI Meeting, the Final Order being issued and satisfaction or waiver of the conditions precedent set forth in Article 5, the Final Order shall be filed by Denison with the applicable government registrar together with such other documents as may be required to effect the Arrangement and from and after the Effective Time, the Plan of Arrangement shall have all of the effects contemplated by law, including the OBCA.

2.6	Closing

The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, counsel to Denison in Toronto, Ontario, at 11:00 a.m. (Toronto time) on the Effective Date or such other time on the Effective Date as agreed by Denison and EFI.

2.7	U.S. Securities Law Matters

The parties agree that the Arrangement will be carried out with the intention that all Denison New Common Shares, interests in the EFI Note and the EFI Payment Shares will be issued in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the “Section 3(a)(10) Exemption”) and will otherwise be in compliance with all U.S. Securities Laws. In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the terms and conditions of the Arrangement to the Denison Shareholders;

(d)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement are approved by the Court as being fair to the Denison Shareholders;

(e)	Denison will ensure that the Denison Shareholders will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(f)	the Interim Order will specify that each Denison Shareholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.8	Consultation

Other than with respect to a press release by either Party announcing the termination of this Agreement in accordance with Section 6.2 of this Agreement and provided the other Party has been notified, EFI and Denison will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of EFI and Denison shall use its reasonable commercial efforts to enable each of the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

2.9	Effective Date

The Parties shall each use their reasonable commercial efforts to cause the Effective Date to occur on June 29, 2012.

ARTICLE 3—REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of EFI

EFI hereby represents and warrants to Denison as follows and hereby acknowledges that Denison is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)	Organization. Each of EFI and each EFI Material Subsidiary has been duly incorporated and is validly subsisting under its jurisdiction of incorporation and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each of EFI and each EFI Material Subsidiary is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction, as applicable, where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on EFI.

(b)	Capitalization. EFI is authorized to issue an unlimited number of EFI Common Shares, as well as an unlimited number of preferred shares issuable in series, and an unlimited number series A preferred shares (the preferred shares collectively, the “EFI Preferred Shares”). As at the date hereof, there are: (i) 214,336,818 EFI Common Shares issued and outstanding; (ii) 12,857,800 EFI Common Shares reserved for issuance upon exercise of currently outstanding options; (iii) no EFI Preferred Shares are issued or outstanding; and (iv) 28,036,881 EFI Common Shares reserved for issuance upon the exercise of currently outstanding warrants. The terms of EFI’s outstanding options and warrants are described in the EFI Disclosure Memorandum. Except for EFI’s outstanding options and warrants and as described in the EFI Disclosure Memorandum and pursuant to this Agreement and the Arrangement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating EFI to issue or sell any shares of EFI or any securities or obligations of any kind convertible into or exchangeable for any shares of EFI. All outstanding EFI Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. There are no outstanding bonds, debentures or other evidences of indebtedness of EFI having the right to vote with the EFI Shareholders on any matter. Except as disclosed in the EFI Disclosure Memorandum, there are no outstanding contractual obligations of EFI to repurchase, redeem or otherwise acquire any outstanding EFI Common Shares or with respect to the voting or disposition of any outstanding EFI Common Shares.

(c)	Authority. EFI has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by EFI as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement and the EFI Disclosure Memorandum by EFI and the completion by EFI of the Arrangement have been authorized by the directors of EFI and, other than the EFI Shareholder Approval, no other corporate proceedings on the part of EFI are necessary to authorize this Agreement or to complete the Arrangement.

(d)	EFI Material Subsidiaries. EFI directly owns all of the issued and outstanding shares of each of Energy Fuels Resources Corporation, Magnum Uranium Corp., and Titan Uranium Inc. Magnum Uranium Corp. owns all of the issued and outstanding shares of Magnum Minerals USA Corp. Titan Uranium Inc. owns all of the issued and outstanding shares of Uranium Power Corp., which owns all of the issued and outstanding shares of Energy Fuels Wyoming Inc., in each case, which shares constitute all issued and outstanding shares of such respective EFI Material Subsidiary. Except as disclosed in the EFI Disclosure Memorandum, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any of the EFI Material Subsidiaries to issue or sell any shares or any securities or obligations of any kind convertible into or exchangeable for any shares. All outstanding shares of the EFI Material Subsidiaries have been authorized and are validly issued and outstanding as fully paid and non-assessable shares.

(e)	Subsidiaries. Except for the EFI Material Subsidiaries or as disclosed in the EFI Disclosure Memorandum, EFI does not own a direct or indirect voting or equity interest of greater than 10% in any corporation, partnership, joint venture or other entity.

(f)	Enforceability. This Agreement and the EFI Disclosure Memorandum have been duly executed and delivered by EFI. This Agreement constitutes a legal, valid and binding obligations of EFI, enforceable against EFI in accordance with its terms, subject to bankruptcy, insolvency, and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(g)	Absence of Conflict. Except as disclosed in the EFI Disclosure Memorandum, the execution and delivery by EFI of this Agreement and the EFI Disclosure Memorandum and the performance by EFI of its obligations hereunder and the completion of the Arrangement do not and will not:

(i)	require any notice or consent or other material action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, amendment, renegotiation, acceleration or other change of any right or obligation or the loss of any benefit to which EFI or any EFI Material Subsidiary is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any contract, agreement, license, permit, certificate, authorization, consent, registration, order, filing, approval, instrument, franchise, lease, arrangement, commitment, understanding or other right, obligation (written or oral), instrument or approval to which EFI or any EFI Material Subsidiary is a party or by which EFI or any EFI Material Subsidiary is bound or affected or to which any of their properties or other assets is subject;

(ii)	result in the breach, contravention or violation of any of the provisions of, or constitute a default under, or conflict with any of its obligations under:

A.	any provision of the articles or by-laws (or their equivalent) or resolutions of the board of directors (or any committee thereof) or shareholders EFI or any EFI Material Subsidiary;

B.	any judgment, decree, order or award of any Governmental Authority having jurisdiction over EFI or any EFI Material Subsidiary; or

C.	any Laws; or

(iii)	result in the creation or imposition of any Encumbrance over any of the assets of EFI or any EFI Material Subsidiary;

other than any such notices, consents, defaults, terminations, accelerations, rights, violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on EFI.

(h)	Government Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by EFI (A) in connection with the execution and delivery of this Agreement or the consummation by EFI of the Arrangement, or (B) in order that the authority of EFI and the EFI Material Subsidiaries to carry on their respective businesses in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement, other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the EFI Disclosure Memorandum; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on EFI.

(i)	Directors’ Approvals. The board of directors of EFI has received a verbal opinion from Dundee Securities Ltd., the financial advisor to EFI, that the EFI Payment Shares issuable pursuant to the Arrangement is fair, from a financial point of view, to EFI and the directors of EFI have unanimously:

(i)	determined that the Arrangement is in the best interests of EFI;

(ii)	resolved to waive the application of EFI’s shareholder rights plan to the Arrangement, subject to obtaining the prior consent of the EFI Shareholders at the EFI Meeting to such waiver;

(iii)	resolved to recommend that the EFI Shareholders vote in favour of the EFI Resolution; and

(iv)	authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(j)	No Defaults. Except as disclosed in the EFI Disclosure Memorandum, neither EFI nor any EFI Material Subsidiary is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by any such Person under any contract, agreement, permit or licence that is material to the conduct of the business of EFI to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on EFI.

(k)	Absence of Changes. Since September 30, 2010, except as set out in the EFI Disclosure Memorandum, the EFI Public Disclosure Documents or expressly contemplated by this Agreement:

(i)	EFI has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	EFI has not incurred or suffered a Material Adverse Effect;

(iii)	EFI has not effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)	there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to EFI;

(v)	there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to EFI;

(vi)	other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by EFI of any debt for borrowed money, any creation or assumption by EFI of any Encumbrance, any making by EFI of any loan, advance or capital contribution to or investment in any other person (other than loans and advances in an aggregate amount that do not exceed US$100,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by EFI of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on EFI;

(vii)	other than in the ordinary course of business consistent with past practice, there has not been, nor has EFI agreed to, any material increase in or modification of the compensation payable to or to become payable by EFI to any of its respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of options) made to, for or with any of such directors or officers;

(viii)	EFI has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding EFI Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(ix)	other than the adoption of IFRS, EFI has not effected any material change in its accounting methods, principles or practices; and

(x)	EFI has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(l)	Contracts and Commitments. The EFI Disclosure Memorandum provides a list of all agreements to which EFI or any EFI Material Subsidiary is a party or by which such person is bound which is material to EFI, taken as a whole (the “EFI Material Agreements”). Except as disclosed in this Agreement or in the EFI Disclosure Memorandum, all EFI Material Agreements: (i) are valid, binding, in full force and effect in all material respects and enforceable by EFI or the applicable EFI Material Subsidiary in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement. Except as disclosed in the EFI Disclosure Memorandum, no agreement to which EFI or any EFI Material Subsidiary is a party commits EFI or any EFI Material Subsidiary to a capital expenditure in excess of US$100,000.

(m)	Employment Agreements. Other than as disclosed in the EFI Public Disclosure Documents or the EFI Disclosure Memorandum:

(i)	Neither EFI nor any EFI Material Subsidiary is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of EFI that cannot be terminated without payment of a maximum of three (3) times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than three (3) times an individual’s monthly salary;

(ii)	Neither EFI nor any EFI Material Subsidiary has any employee or consultant whose employment or contract cannot be terminated without payment upon a maximum of three (3) months’ notice;

(iii)	Neither EFI nor any EFI Material Subsidiary is: (a) a party to any collective bargaining agreement, (b) to the knowledge of EFI, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) subject to any current or, to the knowledge of EFI, pending or threatened strike or lockout;

(iv)	there are no change of control payments, severance payments or termination payments that EFI or any EFI Material Subsidiary is obligated to pay as a result of completion of the Arrangement, including without limitation, to any consultants, directors, officers, employees or agents;

(v)	Neither EFI nor any EFI Material Subsidiary is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of EFI, pending or threatened, or any litigation, actual or, to the knowledge of EFI, pending or threatened, relating to employment or termination of employment of employees or independent contractors; and

(vi)	EFI and each EFI Material Subsidiary has operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of EFI, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas.

(n)	Financial Matters.

(i)	The audited consolidated financial statements of EFI for the financial year ended September 30, 2011 were prepared in accordance with Canadian GAAP, consistently applied, and the unaudited condensed consolidated interim statements of EFI for the six months ended March 31, 2012 were prepared in accordance with IFRS, consistently applied. The EFI Financial Statements fairly present in all material respects the financial condition of EFI at the respective dates indicated and the results of operations of EFI for the periods covered on a consolidated basis. Except as disclosed in the EFI Financial Statements, EFI has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on EFI.

(ii)	The audited consolidated financial statements of Titan for the financial year ended August 31, 2011 and the unaudited consolidated interim statements of Titan for the three months ended November 30, 2011 (collectively, the “Titan Financial Statements”), in each case as contained in the business acquisition report of EFI dated May 10, 2012, were prepared in accordance with IFRS, consistently applied. The Titan Financial Statements fairly present in all material respects the financial condition of Titan at the respective dates indicated and the results of operations of Titan for the periods covered on a consolidated basis. Except as disclosed in the Titan Financial Statements, Titan has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, would reasonably be expected to have a Material Adverse Effect on EFI.

(o)	Books and Records. The corporate records and minute books of EFI and each EFI Material Subsidiary have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of EFI and each EFI Material Subsidiary in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of EFI and each EFI Material Subsidiary; and (iii) accurately and fairly reflect the basis for the EFI Financial Statements.

(p)	Litigation. Except as disclosed in the EFI Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(v) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of EFI, threatened against or relating to EFI or any EFI Material Subsidiary or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on EFI. None of EFI, any EFI Material Subsidiary, nor any of their respective properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of EFI and any EFI Material Subsidiary to conduct their respective businesses in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on EFI.

(q)	Bankruptcy. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of EFI, threatened against or relating to EFI before any Governmental Entity.

(r)	Title to Properties and Condition of Assets. The EFI Disclosure Memorandum provides a list of all of the mineral properties that are material to EFI, taken as a whole (the “EFI Material Properties”). Except as disclosed in either the EFI Disclosure Memorandum or the EFI Public Disclosure Documents, applying customary standards in the mining industry, EFI has sufficient title to or valid leasehold interests in the EFI Material Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on EFI. Each lease and agreement granting rights to the EFI Material Properties is in full force and effect and constitutes a legal, valid and binding agreement of EFI or an EFI Material Subsidiary thereof and EFI and/or the EFI Material Subsidiary, as the case may be, is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. Furthermore, all real and tangible personal property of EFI and the EFI Material Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on EFI.

(s)	Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of EFI disclosed in the EFI Public Disclosure Documents or the EFI Disclosure Memorandum have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of EFI, taken as a whole, from the amounts disclosed in the EFI Public Disclosure Documents.

(t)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on EFI:

(i)	all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of EFI and the EFI Material Subsidiaries have been properly and timely paid or accrued;

(ii)	all mines, mining-related activities and mineral processing activities where EFI or any EFI Material Subsidiary is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

(iii)	all mines located in or on the lands of EFI or any EFI Material Subsidiary or lands pooled or unitized therewith, which have been abandoned by EFI or any EFI Material Subsidiary have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

(iv)	all future abandonment, remediation and reclamation obligations have been accurately disclosed publicly by EFI without omission of information that would result in a misrepresentation.

(u)	Insurance. EFI maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of similar size and operations in the mining and mineral processing industries. The policies and the coverage provided thereunder are in full force and effect and EFI is in good standing under each policy. EFI has not received notice of, nor has any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against EFI or any EFI Material Subsidiary which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on EFI.

(v)	Environmental. Except as disclosed in the EFI Public Disclosure Documents or in the EFI Disclosure Memorandum:

(i)	EFI and each EFI Material Subsidiary has been and is operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI;

(ii)	all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by EFI and each EFI Material Subsidiary of the real property, assets, mines and other facilities owned or used by EFI and each EFI Material Subsidiary and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of EFI, any pending or threatened legal or administrative proceedings, will not be subject to requirements under Environmental Laws for amendment, replacement, or further Environmental Approvals, based on the execution of this Agreement or the consummation of the Arrangement, and to the knowledge of EFI, no proposals have been made to amend, revoke or replace such material Environmental Approvals;

(iii)	EFI’s and the EFI Material Subsidiaries’ properties have not been used by EFI or any EFI Material Subsidiary, or to the knowledge of EFI, any other person previously or currently in control of EFI’s and the EFI Material Subsidiaries’ properties, to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on EFI. None of EFI, any EFI Material Subsidiary, nor, to the knowledge of EFI, any other person in control of any of EFI’s and the EFI Material Subsidiaries’ properties, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any of EFI’s and the EFI Material Subsidiaries’ properties, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of EFI’s and the EFI Material Subsidiaries’ properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, there are no Hazardous Substances at, in, on, under or migrating from any of EFI’s and the EFI Material Subsidiaries’ properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on EFI;

(iv)	None of EFI, any EFI Material Subsidiary nor any other person for whose actions EFI or any EFI Material Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites, or sites requiring Remedial Action issued by any Governmental Entity, or to EFI’s knowledge, any similar federal or state lists; (ii) to the knowledge of EFI, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against EFI or any EFI Material Subsidiary, except to the extent that any enforcement action would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, no site or facility now or previously owned, operated or leased by EFI or any EFI Material Subsidiary is listed or, to the knowledge of EFI, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or similar federal or state lists, or is the subject of Remedial Action;

(v)	except to the extent that would not reasonably be expected to have a Material Adverse Effect on EFI, none of EFI, any EFI Material Subsidiary nor any other person for whose actions EFI or any EFI Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of EFI’s and EFI Material Subsidiaries’ properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not to the knowledge of EFI have a Material Adverse Effect on EFI; or (ii) would reasonably be expected to result in imposition of an Encumbrance or the expropriation on any of the properties or the assets of EFI or any EFI Material Subsidiary; and

(vi)	except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to EFI, EFI has not received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action, enforcement, order, or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(w)	Tax Matters. Except as disclosed in the EFI Public Disclosure Documents or the EFI Disclosure Memorandum or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on EFI:

(i)	Each of EFI and each EFI Material Subsidiary has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)	Each of EFI and each EFI Material Subsidiary has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes, payroll deductions and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)	the charges, accruals and reserves for Taxes reflected on the EFI Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP or IFRS, as applicable, to cover Taxes accruing through the date hereof;

(iv)	there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of EFI, threatened against EFI or any EFI Material Subsidiary that propose to assess Taxes in addition to those reported in the Tax Returns; and

(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to EFI or any EFI Material Subsidiary.

(x)	Pension and Employee Benefits. Where applicable, EFI and each EFI Material Subsidiary has complied with all of the terms of the pension and other employee compensation and benefit obligations of EFI and each such Subsidiary, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon EFI and each EFI Material Subsidiary other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on EFI.

(y)	Reporting Status. EFI is a reporting issuer or its equivalent in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The EFI Common Shares are listed on the TSX.

(z)	Reports. Since September 30, 2010, EFI has timely filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “EFI Public Disclosure Documents”). The EFI Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over EFI, except where such non- compliance has not and would not reasonably be expected to have a Material Adverse Effect on EFI. EFI has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(aa)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(v) above), EFI and each EFI Material Subsidiary has complied with and is not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on EFI.

(bb)	Restrictions on Business Activities. Except as disclosed in the EFI Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon EFI or any EFI Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of EFI or any EFI Material Subsidiary, any acquisition of material property by EFI or any EFI Material Subsidiary or the conduct of business by EFI and the EFI Material Subsidiaries as currently conducted.

(cc)	No Cease Trade. EFI is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of EFI, no investigation or other proceedings involving EFI that may operate to prevent or restrict trading of any securities of EFI are currently in progress or pending before any applicable stock exchange or Securities Authority.

(dd)	No Option on Assets. Except as disclosed in the EFI Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from EFI or any EFI Material Subsidiary any of the material assets of EFI, other than as described or contemplated herein.

(ee)	Certain Contracts. Except as disclosed in the EFI Disclosure Memorandum, none of EFI or any EFI Material Subsidiary is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of EFI and the EFI Material Subsidiaries is conducted; (ii) limit any business practice of EFI or any EFI Material Subsidiary in any material respect; or (iii) restrict any acquisition or disposition of any property by EFI or any EFI Material Subsidiary in any material respect.

(ff)	No Indebtedness. None of EFI nor any EFI Material Subsidiary owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with EFI and the EFI Material Subsidiaries, except as set forth in the EFI Financial Statements.

(gg)	No Agreement to Merge. Except for the Letter Agreement and this Agreement, none of EFI nor any EFI Material Subsidiary has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(hh)	Disclosure Controls and Procedures. EFI has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by EFI under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by EFI in EFI’s reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to EFI’s management, including its chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(ii)	Accounting Controls. EFI maintains internal control over financial reporting. EFI believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of EFI; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS that the receipts and expenditures of EFI is being made only in accordance with authorizations of management and directors of EFI; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of EFI’s assets that could have a material effect on its financial statements. There are no significant deficiencies in the design or operation of, or material weaknesses in, EFI’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in EFI’s internal control over financial reporting. Since September 30, 2010, EFI has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of EFI regarding questionable accounting or auditing matters.

(jj)	Disclosure of Material Contracts. Since September 30, 2010, all contracts and agreements required to be filed by EFI on SEDAR pursuant to applicable securities Laws have been filed on SEDAR by EFI and, except as set out in the EFI Disclosure Memorandum, or as contemplated herein, none of EFI nor any EFI Material Subsidiary has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by EFI or any EFI Material Subsidiary, whether by asset sale, transfer of shares or otherwise.

(kk)	Foreign Private Issuer. EFI is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(ll)	Investment Company Status. EFI is not registered, and is not required to be registered, as an “investment company” under the 1940 Act.

(mm)	Property and Related Payments. Except as disclosed in the EFI Disclosure Memorandum, none of EFI or any of the EFI Material Subsidiaries is required, pursuant to any agreement to which it is a party, to make any payment to earn or acquire an interest in any EFI Material Property or on account of any royalty in respect of any EFI

Material Property, other than payments to Governmental Entities in the ordinary course of business.

(nn)	Vote Required. EFI Shareholder Approval requires the approval as required by the TSX pursuant to section 611 of the TSX Company Manual, and is necessary to approve the Arrangement. The amendment to the articles of incorporation of EFI relating to the EFI Share Consolidation requires the approval of a special resolution of the EFI Shareholders. Other than the approvals set forth in this Section 3.1(nn), no other approvals or authorizations of the EFI Shareholders are required to give effect to the Arrangement and the transactions contemplated by this Agreement.

(oo)	No Broker’s Commission. Except as disclosed in the EFI Disclosure Memorandum, EFI has not entered into any agreement that would entitle any person to any valid claim against EFI for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement.

(pp)	1934 Act Matters. No securities of EFI or any EFI Material Subsidiary are registered or required to be registered under Section 12 of the 1934 Act, and neither EFI nor any EFI

Material Subsidiary is required to file reports under Section 13 or Section 15(d) of the 1934 Act.

3.2 Representations and Warranties of Denison

Denison hereby represents and warrants to EFI as follows and hereby acknowledges that EFI is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement as follows:

(a)	Organization. Each of Denison and each Denison Material Entity has been duly incorporated and is validly subsisting under its jurisdiction of incorporation, and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each Denison Material Entity is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction, as applicable, where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on the Denison US Group.

(b)	White Canyon Capitalization. White Canyon is authorized to issue an unlimited number of ordinary shares. As of the date hereof, there are 230,679,770 White Canyon Shares issued and outstanding, and such shares are the only issued and outstanding shares of White Canyon. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating White Canyon to issue or sell any shares of White Canyon or any securities or obligations of any kind convertible into or exchangeable for any shares of White Canyon. All outstanding White Canyon Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights.

(c)	DMHC Capitalization. DMHC is authorized to issue 100 DMHC Common Shares and 5,000 DMHC Preferred Shares. As of the date hereof, there are 15.7 DMHC Common Shares and 2,000 DMHC Preferred Shares issued and outstanding, and such shares are the only issued and outstanding shares of DMHC. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre- emptive, contingent or otherwise) obligating DMHC to issue or sell any shares of DMHC or any securities or obligations of any kind convertible into or exchangeable for any shares of DMHC, other than pursuant to this Agreement. All outstanding DMHC Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights,

(d)	White Canyon Shares and DMHC Shares. Denison is the registered and beneficial owner of all of the issued and outstanding White Canyon Shares, with good and marketable title thereto, free and clear of all Encumbrances other than under the Denison Secured Credit Facility and as set out in the Denison Disclosure Memorandum, and has the exclusive right to dispose of the White Canyon Shares as provided in this Agreement. Denison and White Canyon are the registered and beneficial owners of all of the issued and outstanding DMHC Shares, with good and marketable title thereto, free and clear of all Encumbrances other than under the Denison Secured Credit Facility, and have the exclusive right to dispose of the White Canyon Shares as provided in this Agreement. Other than pursuant to the Denison Secured Credit Facility, none of the DMHC Shares or the White Canyon Shares is subject to (i) any contract or agreement or restriction which in any way limits or restricts the transfer to EFI of the DMHC Shares and the White Canyon Shares or (ii) any voting trust, pooling agreement, shareholder agreement, voting agreement or other contract, arrangement or understanding with respect to the voting of the DMHC Shares or the White Canyon Shares. On completion of the Transaction, Denison will have no ownership interest in DMHC and White Canyon, whether direct or indirect, actual or contingent, and EFI shall have good title to the DMHC Common Shares the White Canyon Shares, free and clear of all Encumbrances created by Denison or its Affiliates. DMHC and White Canyon own all of the assets, undertakings and operations of the US Mining Division.

(e)	White Canyon. White Canyon holds no material assets other than 4.7 DMHC Common Shares, and has no material liabilities or obligations, whether accrued, absolute, contingent or otherwise, other than a portion of the Acquired Debt owing to Denison, as set forth in the Denison Disclosure Memorandum to be assigned by Denison to EFI as part of the Purchase and Sale Transaction.

(f)	Subsidiaries. DMHC directly owns all of the issued and outstanding shares of each member of the Denison US Group, in each case which shares constitute all issued and outstanding shares of such respective member of the Denison US Group. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating any member of the Denison US Group to issue or sell any shares or any securities or obligations of any kind convertible into or exchangeable for any shares. All outstanding shares of each member of the Denison US Group have been authorized and are validly issued and outstanding as fully paid and non-assessable shares.

(g)	Denison Material Entities. The Denison Material Entities are the only members of the Denison US Group that (i) are material to the Denison US Group taken as a whole and (ii) hold assets or properties which are material to the Denison US Group taken as a whole. Except for the Denison Material Entities, none of Denison, DMHC or White Canyon owns a direct or indirect voting or equity interest of greater than 10% in any corporation, partnership, joint venture or other entity which forms part of the US Mining Division, other than Denison Mines Recovery Corp., Denison Recovery LLC, Urizon Recovery Systems LLC, Denison Properties LLC, IUC Reno Creek LLC, and Denison Environmental Services LLC.

(h)	Acquired Debt. The Acquired Debt is as described in Schedule A to the Denison Disclosure Memorandum, and is collectible at full face value without set-off or counterclaim, and is free and clear of all Encumbrances.

(i)	Authority. Denison has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Denison as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement and the Denison Disclosure Memorandum by Denison and the completion by Denison of the Arrangement have been authorized by the directors of Denison and, other than the Denison Shareholder Approval required in connection with the completion of the Arrangement, no other corporate proceedings on the part of Denison are necessary to authorize this Agreement or to complete the Arrangement.

(j)	Enforceability. This Agreement and the Denison Disclosure Memorandum have been duly executed and delivered by Denison, This Agreement constitutes a legal, valid and binding obligation of Denison, enforceable against Denison in accordance with its terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally, and to general principles of equity.

(k)	Absence of Conflicts. Except as disclosed in the Denison Disclosure Memorandum, the execution and delivery by Denison of this Agreement and the Denison Disclosure Memorandum and the performance by Denison of its obligations hereunder and the completion of the Arrangement do not and will not:

(i)	require any notice or consent or other material action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, amendment, renegotiation, acceleration or other change of any right or obligation or the loss of any benefit to which any Denison Material Entity is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any contract, agreement, license, permit, certificate, authorization, consent, registration, order, filing, approval, instrument, franchise, lease, arrangement, commitment, understanding or other right, obligation (written or oral), instrument or approval to which any Denison Material Entity is a party or by which any Denison Material Entity is bound or affected or to which any of its properties or other assets is subject;

(ii)	result in the breach, contravention or violation of any of the provisions of, or constitute a default under, or conflict with any of its obligations under:

A.	any provision of the articles or by-laws (or their equivalent) or resolutions of its board of directors (or any committee thereof) or shareholders of any of Denison or any Denison Material Entity;

B.	any judgment, decree, order or award of any Governmental Authority having jurisdiction over Denison or any Denison Material Entity; or

C.	any Laws; or

(iii)	result in the creation or imposition of any Encumbrance over any of the DMHC Shares, the White Canyon Shares, or the assets of the Denison US Group,

other than any such notices, consents, defaults, terminations, accelerations, rights, violations, contraventions, breaches, defaults or Encumbrances that individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Denison US Group.

(l)	Government Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Denison or any Denison Material Entity (A) in connection with the execution and delivery of this Agreement or the consummation by Denison of the Arrangement, or (B) in order that the authority of the Denison US Group to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the Arrangement, other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the Denison Disclosure Memorandum; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group.

(m)	Directors’ Approvals. The board of directors of Denison has received a verbal opinion from Haywood Securities Inc., the financial advisor to Denison, that the consideration to be received by Denison Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Denison Shareholders, and the directors of Denison have unanimously:

(i)	determined that the Arrangement is fair to the Denison Shareholders and is in the best interests of Denison;

(ii)	resolved to recommend that the Denison Shareholders vote in favour of the Denison Resolution; and

(iii)	authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(n)	No Defaults. Except as disclosed in the Denison Disclosure Memorandum, neither Denison nor any Denison Material Entity is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Denison or any Denison Material Entity under any contract, agreement, permit or licence that is material to the conduct of the business of the US Mining Division to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group.

(o)	Absence of Changes. Since December 31, 2010, except as disclosed in the Denison Disclosure Memorandum or expressly contemplated by this Agreement:

(i)	Denison and each Denison Material Entity have conducted their business only in the ordinary course of business consistent with past practice;

(ii)	Neither Denison nor any Denison Material Entity has incurred or suffered a Material Adverse Effect;

(iii)	Neither Denison nor any Denison Material Entity has effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)	there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to the Denison US Group;

(v)	there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of the assets or properties, real, personal or mixed, immovable or movable (including securities) of any Denison Material Entity, that are material, individually or in the aggregate, to the Denison US Group;

(vi)	other than in the ordinary course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Denison or any Denison Material Entity of any debt for borrowed money, any creation or assumption by Denison or a Denison Material Entity of any Encumbrance, any making by Denison or a Denison Material Entity of any loan, advance or capital contribution to or investment in any other person (other than loans and advances in an aggregate amount that does not exceed US$250,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by Denison or a Denison Material Entity of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group;

(vii)	other than in the ordinary course of business consistent with past practice, there has not been, nor has Denison nor any Denison Material Entity agreed to, any material increase in or modification of the compensation payable to or to become payable by Denison or any Denison Material Entity to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of options) made to, for or with any of such directors or officers;

(viii)	Denison has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding Denison Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(ix)	other than the adoption of IFRS, Denison has not effected any material change in its accounting methods, principles or practices; and

(x)	neither Denison nor any Denison Material Entity has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(p)	Contracts and Commitments. The Denison Disclosure Memorandum provides a list of all agreements to which Denison or a Denison Material Entity is a party or by which it is bound which are material to the Denison US Group, taken as a whole (the “Denison Material Agreements”). Except as disclosed in this Agreement or in the Denison Disclosure Memorandum, all Denison Material Agreements: (i) are valid, binding, in full force and effect in all material respects and enforceable by Denison or such Denison Material Entity in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement. Except as disclosed in the Denison Disclosure Memorandum, no agreement to which Denison or any Denison Material Entity is a party commits Denison or any Denison Material Entity to a capital expenditure in excess of US$250,000.

(q)	Employment Agreements. Other than as disclosed in the Denison Public Disclosure Documents or the Denison Disclosure Memorandum:

(i)	Neither Denison nor any Denison Material Entity is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of any Denison Material Entity that cannot be terminated without payment of a maximum of three (3) times such individual’s monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than three (3) times an individual’s monthly salary;

(ii)	no Denison Material Entity has any employee or consultant whose employment or contract with such member of the Denison US Group cannot be terminated without payment upon a maximum of three (3) months’ notice;

(iii)	no Denison Material Entity is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Denison, pending or threatened, or any litigation, actual or, to the knowledge of Denison, pending or threatened, relating to employment or termination of employment of employees or independent contractors;

(iv)	each Denison Material Entity has operated in all material respects in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, or, to the knowledge of Denison, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas;

(v)	there are no change of control payments, severance payments or termination payments that any Denison Material Entity is obligated to pay, including without limitation, to any consultants, directors, officers, employees or agents; and

(vi)	no Denison Material Entity: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Denison, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Denison, pending or threatened, strike or lockout.

(r)	Financial Matters.

(i)	The audited consolidated financial statements of DMHC as at and for the financial years ended December 31, 2011 and 2010 and the unaudited condensed interim consolidated financial statements of DMHC as at and for the three months ended March 31, 2012 (collectively, the “DMHC Financial Statements”) were prepared in accordance with IFRS, consistently applied, and will fairly present in all material respects the financial condition of DMHC at the respective dates indicated and the results of operations of DMHC for the periods covered on a consolidated basis. Except as disclosed in the DMHC Financial Statements, DMHC has no liabilities and obligations (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on DMHC.

(ii)	The audited financial statements of White Canyon for the financial years ended June 30, 2010 and June 30, 2011 (collectively, the “White Canyon Financial Statements”) were prepared in accordance with IFRS and audited in accordance with Australian Auditing Standards, consistently applied, and the White Canyon Financial Statements fairly present in all material respects the financial condition of White Canyon at the respective dates indicated and the results of operations of White Canyon for the periods covered on a consolidated basis. Except as disclosed in the White Canyon Financial Statements, White Canyon has no liabilities and obligations (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, which would reasonably be expected to have a Material Adverse Effect on White Canyon.

(s)	Reclamation Account. As of March 31, 2012, DMHC held no less than US$24,668,000 in restricted cash and investments deposited to collateralize reclamation obligations (the “Reclamation Account”), as more particularly described in the Denison Disclosure Memorandum.

(t)	Books and Records. The corporate records and minute books of Denison and each Denison Material Entity have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of Denison and each Denison Material Entity in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Denison, and each Denison Material Entity, respectively; and (iii) accurately and fairly reflect the basis for the DMHC Financial Statements and the White Canyon Financial Statements, as the case may be.

(u)	Litigation. Except as disclosed in the Denison Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.2(aa) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Denison, threatened against or relating to Denison or any Denison Material Entity or affecting any of the properties or assets of the US Mining Division before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on the Denison US Group. Neither Denison nor any Denison Material Entity or any of the properties or assets comprising the US Mining Division is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Denison or any Denison Material Entity to conduct the business of the US Mining Division in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the Arrangement, except to the extent any such matter would not have a Material Adverse Effect on the Denison US Group.

(v)	Bankruptcy. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Denison, threatened against or relating to Denison or any Denison Material Entity before any Governmental Entity.

(w)	Title to Properties and Condition of Assets. The Denison Disclosure Memorandum provides a list of all of the mineral properties that are material to the Denison US Group, taken as a whole (the “Denison Material Properties”). Except as disclosed in either the Denison Disclosure Memorandum or the Denison Public Disclosure Documents, applying customary standards in the mining industry, the Denison Material Entities have sufficient title to or valid leasehold interests in the properties comprising the US Mining Division to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Denison US Group. Each lease and agreement granting rights to the properties comprising the US Mining Division is in full force and effect and constitutes a legal, valid and binding agreement of a Denison Material Entity and such Denison Material Entity is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. Furthermore, all real and tangible personal property of the Denison US Group is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on the Denison US Group.

(x)	Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves of the Denison US Group disclosed in the Denison Public Disclosure Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material change (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of the Denison US Group, taken as a whole, from the amounts disclosed in the Denison Public Disclosure Documents.

(y)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Denison US Group:

(i)	all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Denison US Group have been properly and timely paid or accrued;

(ii)	all mines, mining-related activities and mineral processing activities where a Denison Material Entity is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws;

(iii)	all mines located in or on the lands of any Denison Material Entity or lands pooled or unitized therewith, which have been abandoned by any Denison Material Entity have been developed, managed and abandoned in accordance with good mining practices and in compliance with all applicable Laws; and

(iv)	all future abandonment, remediation and reclamation obligations of the Denison US Group have been accurately disclosed publicly by Denison without omission of information that would result in a misrepresentation.

(z)	Insurance. Denison maintains policies of insurance relating to the US Mining Division with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of similar size and operations in the mining and mineral processing industries. The policies and the coverage provided thereunder are in full force and effect and Denison is in good standing under each policy. Denison has not received notice of, nor has any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against any Denison Material Entity which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on the Denison US Group.

(aa)	Environmental. Except as disclosed in the Denison Disclosure Memorandum or the Denison Public Disclosure Documents:

(i)	each Denison Material Entity has been and is operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Denison US Group;

(ii)	all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by any Denison Material Entity of the real property, assets, mines and other facilities owned or used by any Denison Material Entity and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of Denison, any pending or threatened legal or administrative proceedings, will not be subject to requirements under Environmental Laws for amendment, replacement or further Environmental Approvals, based on the execution of this Agreement or the consummation of the Arrangement, and to the knowledge of Denison, no proposals have been made to amend, revoke or replace such material Environmental Approvals;

(iii)	the properties comprising the US Mining Division have not been used by any Denison Material Entity, or to the knowledge of Denison, any other person previously or currently in control of the properties comprising the US Mining Division, to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. No Denison Material Entity, nor, to the knowledge of Denison, any other person in control of any of the properties comprising the US Mining Division, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any of the properties comprising the US Mining Division, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. To the knowledge of Denison, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the properties comprising the US Mining Division have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. To the knowledge of Denison, there are no Hazardous Substances at, in, on, under or migrating from any of the properties comprising the US Mining Division, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on the Denison US Group;

(iv)	no Denison Material Entity nor any other person for whose actions Denison may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites, or sites requiring Remedial Action issued by any Governmental Entity, or to Denison’s knowledge, any similar federal or state lists; (ii) to the knowledge of Denison, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against any Denison Material Entity, except to the extent that any enforcement action would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. To the knowledge of Denison, no site or facility now or previously owned, operated or leased by any Denison Material Entity is listed or, to the knowledge of Denison, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or similar federal or state lists, or is the subject of Remedial Action;

(v)	except to the extent that would not reasonably be expected to have a Material Adverse Effect on the Denison US Group, no Denison Material Entity nor any other person for whose actions any Denison Material Entity may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of Denison’s of the Denison US Group’s properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not to the knowledge of Denison have a Material Adverse Effect on the Denison US Group; or (ii) would reasonably be expected to result in imposition of an Encumbrance or the expropriation on any of the properties or the assets of any Denison Material Entity; and

(vi)	except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to the Denison US Group, neither Denison nor any Denison Material Entity has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action, enforcement, order or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(bb)	Tax Matters. Except as disclosed in the Denison Public Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Denison US Group:

(i)	Denison and each member of the Denison US Group has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon, in Denison’s case as such matters relate to the Denison US Group only;

(ii)	Denison and each member of the Denison US Group has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes, payroll deductions and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it, in Denison’s case as such matters relate to the Denison US Group only;

(iii)	the charges, accruals and reserves for Taxes reflected on the DMHC Financial Statements and the White Canyon Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under IFRS to cover Taxes with respect to DMHC, White Canyon and any member of the Denison US Group accruing through the date hereof;

(iv)	there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Denison, threatened against any member of the Denison US Group that propose to assess Taxes in addition to those reported in the respective Tax Returns;

(v)	there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Denison, threatened against Denison that propose to assess Taxes on the Denison US Group in addition to those reported in the Tax Returns or that would otherwise impose tax obligations on the Denison US Group;

(vi)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to any member of the Denison US Group;

(vii)	Denison will not owe any United States federal income tax as a result of Purchase and Sale Transaction; and

(viii)	Neither Denison nor any member of the Denison US Group has an unsatisfied withholding liability as that term is used in United States Treasury Regulation section 1.1445-3(c)(3).

(cc)	Pension and Employee Benefits. Where applicable, Denison and each Denison Material Entity has complied with all of the terms of the pension and other employee compensation and benefit obligations of Denison and such Denison Material Entity, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Denison or such Denison Material Entity other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on the Denison US Group.

(dd)	Reporting Status. Denison is a reporting issuer or its equivalent in each of the Provinces of Canada. The Denison Common Shares are listed on the TSX and the NYSE MKT.

(ee)	Reports. Since December 31, 2010, Denison has timely filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Denison Public Disclosure Documents”). The Denison Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over Denison, except where such non- compliance has not and would not reasonably be expected to have a Material Adverse Effect on the Denison US Group. Denison has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(ff)	Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.2(aa) above), each Denison Material Entity has complied with and is not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on the Denison US Group.

(gg)	Restrictions on Business Activities. Except as disclosed in the Denison Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon Denison or any Denison Material Entity that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of any member of the Denison US Group or any acquisition of material property by any member of the Denison US Group or the conduct of business by the Denison US Group as currently conducted.

(hh)	No Cease Trade. Denison is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Denison, no investigation or other proceedings involving Denison that may operate to prevent or restrict trading of any securities of Denison are currently in progress or pending before any applicable stock exchange or Securities Authority.

(ii)	No Option on Assets. Other than KEPCO or its Affiliates pursuant to the KEPCO Strategic Relationship Agreement, or as otherwise described or contemplated herein, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Denison or any member of the Denison US Group of any of the securities of any member of the Denison US Group or any of the material assets of the US Mining Division.

(jj)	Certain Contracts. Except as disclosed in the Denison Disclosure Memorandum, neither Denison nor any member of the Denison US Group is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of the US Mining Division; (ii) limit any business practice of any member of the Denison US Group in any material respect; or (iii) restrict any acquisition or disposition of any property by any member of the Denison US Group in any material respect.

(kk)	No Indebtedness. No member of the Denison US Group owes any money to, has any present loans to, has borrowed any monies from, or is otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with Denison and the Denison US Group.

(ll)	No Agreement to Merge. Except for the Letter Agreement and this Agreement, neither Denison nor any member of the Denison US Group has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations which would affect or relate to the US

Mining Division.

(mm)	Disclosure Controls and Procedures. Denison has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Denison under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Denison in Denison’s reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to Denison’s management, including its President and Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(nn)	Accounting Controls. Denison maintains internal control over financial reporting. Denison believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that: (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of Denison; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS that the receipts and expenditures of Denison being made only in accordance with authorizations of management and directors of Denison; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Denison’s assets that could have a material effect on its financial statements. There are no significant deficiencies in the design or operation of, or material weaknesses in, Denison’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in Denison’s internal control over financial reporting. Since December 31, 2010, Denison has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Denison regarding questionable accounting or auditing matters.

(oo)	Disclosure of Material Contracts. Since December 31, 2010 all contracts and agreements required to be filed on SEDAR by Denison pursuant to applicable securities Laws have been filed on SEDAR by Denison and, except as set out in the Denison Disclosure Memorandum, or as contemplated herein, Denison has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets located in the United States or any interest therein or the sale, transfer or other disposition of any material property or assets located in the United States or any interest therein currently owned, directly or indirectly, by Denison, whether by asset sale, transfer of shares or otherwise.

(pp)	Foreign Private Issuer. Denison is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(qq)	Investment Company Status. Denison is not registered, and is not required to be registered, as an “investment company”, under the 1940 Act.

(rr)	Vote Required. Subject to the Interim Order, the Denison Shareholder Approval is the only vote of the holders of any class or series of the Denison Common Shares or Denison options, as applicable, necessary to approve this Agreement, the Arrangement.

(ss)	No Broker’s Commission. Except as disclosed in the Denison Disclosure Memorandum, Denison has not entered into any agreement that would entitle any person to any valid claim against Denison for a broker’s commission, finder’s fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(tt)	Property and Related Payments. Except as disclosed in the Denison Disclosure Memorandum, no member of the Denison US Group is required, pursuant to any agreement to which it is a party, to make any payment to earn or acquire an interest in any Denison Material Property or on account of any royalty in respect of any Denison Material Property, other than payments to Governmental Entities in the ordinary course of business.

(uu)	1934 Act Matters. Other than the Denison Common Shares, no securities of Denison or any of its Subsidiaries are registered or required to be registered under Section 12 of the 1934 Act.

(vv)	KEPCO Strategic Relationship Agreement. Denison delivered on April 17, 2012 the requisite notice to KEPCO as required pursuant to the KEPCO Strategic Relationship Agreement, and the KEPCO Waiver was received by Denison on May 14, 2012. As a result of the receipt of the KEPCO Waiver, the KEPCO Strategic Relationship Agreement shall not apply to EFI or any member of the Denison US Group following completion of the Arrangement.

3.3 Additional Disclosures

All exceptions to the warranties and covenants in this Agreement that refer to the EFI Disclosure Memorandum, the EFI Public Disclosure Documents, the Denison Disclosure Memorandum, or the Denison Public Disclosure Documents shall mean the information disclosed in such documents as at the date of this Agreement. No information disclosed in any additional public filings or amendments or supplements to any such disclosure documents or memoranda by a Party after the date of this Agreement shall be binding on the other Party unless the other Party otherwise agrees in writing. A Party may consent in writing to changes to the representations and warranties of the other Party after the date of this Agreement.

3.4 Survival of Representations and Warranties

The representations and warranties contained in this Agreement and the covenants and other obligations contained in this Agreement shall, except as otherwise provided in this Agreement, survive the execution and delivery of this Agreement and the completion of the Arrangement and shall continue for a period of six months from the Effective Date. Any investigation by EFI or Denison and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4—COVENANTS

4.1 Covenants of EFI

EFI hereby covenants and agrees with Denison as follows:

(a)	Provide Information. Subject to obtaining any required consents or waivers (which EFI will use its reasonable commercial efforts to obtain) and subject to confidentiality obligations, EFI will provide Denison with reasonable access to its facilities, personnel, books, records and documents and promptly provide to Denison any information in the possession or control of EFI and relating to EFI that is reasonably requested by Denison or its counsel so that Denison may complete its due diligence investigations and prepare the Denison Proxy Circular.

(b)	Denison Proxy Circular. EFI hereby covenants that information furnished by EFI in connection with the Denison Proxy Circular will not contain, to the best of the knowledge of EFI, any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided. EFI shall use its reasonable commercial efforts to obtain consents of auditors and other advisors to use the use of financial, technical or other expert information in the Denison Proxy Circular.

(c)	EFI Meeting. EFI will convene and hold a special meeting of its shareholders (including any adjournment, the “EFI Meeting”) as soon as possible for the purpose of approving the issuance of the EFI Payment Shares contemplated hereunder, waiving the application of the EFI shareholder rights plan to the Arrangement (the “EFI Resolution”) and approving the EFI Share Consolidation, and in any event no later than July 31, 2012, or such other date that may be agreed to by EFI and Denison. Except as otherwise provided in this Agreement, EFI shall not adjourn or otherwise change the timing of the EFI Meeting without the prior written consent of Denison, such consent not to be unreasonably withheld.

(d)	EFI Proxy Circular. In connection with the EFI Meeting, as promptly as reasonably practicable, EFI shall prepare a management information circular including amendments thereto required as a result of the adjournment of the EFI Meeting (the “EFI Proxy Circular”) together with any other documents required by applicable Laws in connection with the approval of the EFI Resolution and the EFI Share Consolidation and EFI shall give Denison the opportunity to review and comment on the EFI Proxy Circular and all such other documents and the EFI Proxy Circular and all such other documents shall be reasonably satisfactory to Denison, acting reasonably, before they are filed or distributed to the shareholders of EFI, subject to any disclosure and filing obligations imposed by any Securities Authority or any stock exchange. EFI shall ensure that the EFI Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the EFI Proxy Circular does not contain any misrepresentation (other than with respect to any information relating solely to and provided by Denison, the accuracy of which information shall be the responsibility of Denison). In a timely and expeditious manner, EFI shall prepare (in consultation with Denison) and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the EFI Proxy Circular (which amendments or supplements shall be in a form satisfactory to Denison, acting reasonably) with respect to the EFI Meeting and mail such amendments or supplements, in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e)	Exclusivity. Subject to Article 6, EFI agrees that, during the term of this Agreement, neither it, its affiliates nor any of their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit or initiate enquiries from, or the submission of proposals or offers from, any other Person relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any other Person any further information with respect to, or otherwise co- operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date hereof, they shall be terminated immediately. For greater certainty, EFI may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of EFI to complete the Arrangement.

(f)	Ordinary Course. EFI shall conduct its business only in, and shall not take any action except in the usual, ordinary course of the business of EFI, consistent with the past practices of EFI or as contemplated by the EFI Disclosure Memorandum or this Agreement.

(g)	No Dividends, Amalgamation, Financings or Capital Reduction. EFI shall not, except as provided for in this Agreement or in the EFI Disclosure Memorandum, without prior consultation with and the consent of Denison, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of EFI; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of EFI or adopt any plan of liquidation; (iii) issue, or enter into any agreement providing for the issuance of, EFI Common Shares or securities exchangeable for, or convertible into, EFI Common Shares, other than pursuant to a private placement offering of EFI Common Shares and/or warrants to raise proceeds of up to Cdn$10,000,000; or
(iv)	reduce its stated capital.

(h)	Listing. EFI shall use its reasonable commercial efforts to cause the EFI Payment Shares to be listed on the TSX at the Effective Time as of the Effective Time.

(i)	Copy of Documents. Except for proxies and other non-substantive communications, EFI shall furnish promptly to Denison a copy of each notice, report, schedule or other document or communication delivered, filed or received by EFI in connection with this Agreement, the Arrangement, the EFI Meeting or any other meeting at which the EFI Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Purchase and Sale Transaction contemplated by this Agreement.

(j)	Certain Actions Prohibited. Other than as disclosed in the EFI Disclosure Memorandum, or in contemplation of or as required to give effect to the Arrangement, EFI shall not, without the prior written consent of Denison, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, EFI, other than the issue of EFI Common Shares pursuant to the exercise of EFI’s options or warrants, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the Articles or by-laws (or their equivalent) of EFI or any of the terms of outstanding options as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of EFI;

(v)	redeem, purchase or offer to purchase any EFI Common Shares and, other than pursuant to any EFI stock option plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)	return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(viii)	(A) satisfy or settle any claim or dispute, except such as have been included in the financial statements of EFI or which are, individually or in the aggregate, in an amount in excess of US$100,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of US$100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	enter into or amend any agreements, arrangements or transactions with any related entity;

(xi)	except as required by IFRS or any other generally accepted accounting principle to which EFI may be subject or any applicable Law, make any changes to the existing accounting practices of EFI or make any material tax election inconsistent with past practice; or

(xii)	enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with Arrangement.

(k)	Insurance. EFI shall use its reasonable commercial efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l)	Certain Actions. EFI shall:

(i)	use its reasonable commercial efforts to comply promptly with all requirements which applicable Law may impose on EFI with respect to the Arrangement;

(ii)	not take any action, or refrain from taking any action (subject to reasonable commercial efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or would render, or that could reasonably be expected to render, any representation or warranty made by EFI in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on EFI, provided that EFI may take any such action or refrain from taking such action (subject to reasonable commercial efforts) as a result of this Agreement, in the event EFI immediately notifies Denison in writing of such circumstances;

(iii)	promptly notify Denison of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of EFI; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by EFI of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of EFI contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(iv)	obtain all third party consents and approvals and give any notices required under any of the EFI Material Agreements; and

(v)	subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the EFI Resolution (provided that, for the avoidance of doubt, EFI shall not be required to engage a third party proxy solicitation firm unless it determines to do so in its own discretion); and (B) recommend (and the board of directors of EFI shall recommend) to all EFI Shareholders that they vote in favour of the EFI Resolution.

(m)	No Compromise. EFI shall not settle or compromise any claim brought by any present, former or purported holder of any securities of EFI in connection with the Arrangement prior to the Effective Time without the prior written consent of Denison.

(n)	Contractual Obligations. EFI shall not, and shall not cause or permit any of the EFI Material Subsidiaries to, enter into, renew or modify in any respect any EFI Material Agreement except with the consent of Denison or insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so is in the ordinary course of business.

(o)	Satisfaction of Conditions. EFI shall use its reasonable commercial efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its reasonable control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)	obtain the EFI Shareholder Approval in accordance with the OBCA and the requirements of the TSX and any other applicable Governmental Authority;

(ii)	obtain consents, approvals and authorizations as are required to be obtained by EFI under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Arrangement or have a Material Adverse Effect on EFI;

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any party before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the Arrangement;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by EFI; and

(vi)	cooperate with Denison in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate EFI to pay or cause to be paid any monies to cause such performance to occur.

(p)	Representations. EFI shall use its reasonable commercial efforts to conduct its affairs so that all of the representations and warranties of EFI contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date, unless Denison consents to a change to any representation or warranty.

(q)	Closing Documents. EFI shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by Denison or Denison’s counsel, all in form satisfactory to Denison or Denison’s counsel, acting reasonably.

(r)	Composition of Board. At the Effective Time, EFI shall take all actions necessary to reconfigure the board of directors to consist of ten (10) directors of whom two (2) will be the Additional Director Nominees.

(s)	Completion Date. EFI shall use its reasonable commercial efforts to complete the Arrangement on or prior to the Completion Deadline.

(t)	Agreements. Until the Effective Time, EFI shall not release any third party from any confidentiality or standstill agreement to which EFI and such third party are parties or amend any of the foregoing, and shall exercise all rights to require the return of information regarding EFI previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding EFI.

(u)	Issuance of EFI Note and EFI Payment Shares. In accordance with the Plan of Arrangement and the sequence specified therein, EFI shall issue (i) the EFI Note to Denison and (ii) the EFI Payment Shares to the Denison Shareholders in repayment of the EFI Note pursuant to the Arrangement.

(v)	Insurance Claim Reimbursement. In the event that, following the Effective Date, EFI, a member of the Denison US Group or any other affiliate of EFI receives any payment from Denison’s insurer (or a successor thereto) with respect to the insurance claim relating to the failure of leach tanks #1 and #2 at the White Mesa mill, then EFI shall pay to Denison the amount paid by the insurer in respect of such claim, up to the total of Denison’s expenditures made on the replacement of the leach tanks.

4.2 Covenants of Denison

Denison hereby covenants and agrees with EFI as follows:

(a)	Provide Information. Subject to obtaining any required consents or waivers (which Denison will use its reasonable commercial efforts to obtain) and subject to any confidentiality obligations, Denison will provide EFI with reasonable access to its facilities, personnel, books, records and documents and will promptly provide to EFI any information in the possession or control of Denison and relating to the US Mining Division that is reasonably requested by EFI or its counsel so that EFI may complete its due diligence investigations and prepare the EFI Proxy Circular.

(b)	EFI Proxy Circular. Denison hereby covenants that information furnished by Denison in connection with the EFI Proxy Circular will not contain, to the best of the knowledge of Denison, any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided. Denison shall use its reasonable commercial efforts to obtain consents of auditors and other advisors to use the use of financial, technical or other expert information in the EFI Proxy Circular.

(c)	Denison Meeting. Denison will convene and hold a special meeting of its shareholders (including any adjournment, the “Denison Meeting”) as soon as possible for the purpose of approving the Arrangement (the “Denison Resolution”) and in any event no later than July 31, 2012, or such other date that may be agreed to by EFI and Denison. Except as otherwise provided in this Agreement, Denison shall not adjourn or otherwise change the timing of the Denison Meeting without the prior written consent of EFI, such consent not to be unreasonably withheld.

(d)	Denison Proxy Circular. In connection with the Denison Meeting, as promptly as reasonably practicable, Denison shall prepare a management information circular including amendments thereto required as a result of the adjournment of the Denison Meeting (the “Denison Proxy Circular”) together with any other documents required by applicable Laws in connection with the approval of the Denison Resolution and Denison shall give EFI the opportunity to review and comment on the Denison Proxy Circular and all such other documents and the Denison Proxy Circular and all such other documents shall be reasonably satisfactory to EFI, acting reasonably, before they are filed or distributed to the shareholders of Denison, subject to any disclosure and filing obligations imposed by any Securities Authority or any stock exchange. Denison shall ensure that the Denison Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Denison Proxy Circular does not contain any misrepresentation (other than with respect to any information relating solely to and provided by EFI, the accuracy of which information shall be the responsibility of EFI). In a timely and expeditious manner, Denison shall prepare (in consultation with EFI) and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Denison Proxy Circular (which amendments or supplements shall be in a form satisfactory to EFI, acting reasonably) with respect to the Denison Meeting and mail such amendments or supplements, in accordance with the Interim Order and all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e)	Exclusivity. Subject to Article 6, Denison agrees that, during the term of this Agreement, neither it, its affiliates nor any of their respective representatives, officers, directors, employees, advisors or agents will, directly or indirectly, make, solicit or initiate enquiries from, or the submission of proposals or offers from, any other Person relating to any Acquisition Proposal or participate in any discussions or negotiations regarding, or furnish to any other Person any further information with respect to, or otherwise co-operate in any way with, or assist or participate in or facilitate, any effort or attempt by any person to do or seek to do any of the foregoing and, to the extent any such discussions or negotiations have occurred with third parties prior to the date hereof, they shall be terminated immediately. For greater certainty, Denison may participate in any such discussion or negotiations in respect of transactions which would not materially impede the ability of Denison to complete the Arrangement, including, without limitation, a sale of any of the assets of Denison not owned by the Denison US Group, an acquisition of any other assets by Denison or a transaction involving an acquisition of Denison or other business combination which occurs following or subject to the completion of the Arrangement.

(f)	Ordinary Course. Denison and each member of the Denison US Group shall conduct the business of the US Mining Division only in, and shall not take any action except in the usual, ordinary course of business of such member of the Denison US Group and consistent with past practices of Denison or as contemplated in the Denison Disclosure Memorandum and except as contemplated by this Agreement.

(g)	No Distributions. Denison will not permit the Denison US Group to transfer or distribute accounts receivable, inventories and/or material fixed assets related to the US Mining Division to Denison or a subsidiary of Denison other than the Denison US Group, other than as described in the Denison Disclosure Memorandum and in the ordinary course of business and consistent with past practices, and shall not make payments on account of the Acquired Debt except in the ordinary course of business and consistent with past practices as described in the Denison Disclosure Memorandum; provided that this Section 4.2(g) shall not restrict Denison, prior to the completion of the Transaction, from transferring to Denison or an affiliate of Denison other than the Denison US Group, by way of partial payment of the debt owed by the Denison US Group to Denison, amounts owing to the Denison US Group by certain subsidiaries of Denison, in an amount not exceeding US$10,000,000, as disclosed in the Denison Disclosure Memorandum.

(h)	Encumbrances. Denison will use its reasonable commercial efforts to cause all Encumbrances against the Denison US Group, including Encumbrances against the assets comprising the US Mining Division that are in place under the Denison Secured Credit Facility, to be released prior to the completion of the Arrangement.

(i)	Reclamation Account. Denison shall not withdraw any cash or assets from the Reclamation Account prior to the completion of the Arrangement. For greater certainty, it is acknowledged and agreed that upon completion of the Arrangement, the aggregate value of cash and investments in the Reclamation Account shall be not less than the value of the US mining and mill bonds posted as security for the reclamation obligations.

(j)	Copy of Documents. Except for proxies and other non-substantive communications, Denison shall furnish promptly to EFI a copy of each notice, report, schedule or other document or communication delivered, filed or received by Denison in connection with this Agreement, the Arrangement, the Interim Order, the Denison Meeting or any other meeting at which the Denison Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Arrangement.

(k)	Certain Actions Prohibited. Other than as disclosed in the Denison Disclosure Memorandum, or in contemplation of or as required to give effect to the Arrangement, Denison shall not, without the prior written consent of EFI, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)	issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, any member of the Denison US Group, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets of the Denison US Group, or enter into any agreement or commitment in respect of any of the foregoing;

(iii)	amend or propose to amend the Articles or by-laws (or their equivalent) of any member of the Denison US Group as they exist at the date of this Agreement;

(iv)	split, combine or reclassify any of the shares of any member of the Denison US Group;

(v)	redeem, purchase or offer to purchase any securities issued by any member of the Denison US Group;

(vi)	cause or permit any member of the Denison US Group to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)	cause or permit any member of the Denison US Group to return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(viii)	cause or permit any member of the Denison US Group to (A) satisfy or settle any claim or dispute which are, individually or in the aggregate, in an amount in excess of US$250,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of US$250,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary course of business and not for speculative purposes;

(ix)	cause or permit any member of the Denison US Group to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	cause or permit any member of the Denison US Group to enter into or amend any agreements, arrangements or transactions with any related entity;

(xi)	except as required by IFRS or any other generally accepted accounting principle to which DMHC or White Canyon may be subject or any applicable Law, make any changes to the existing accounting practices of DMHC or White Canyon;

(xii)	cause or permit any member of the Denison US Group to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) expenditures in the ordinary course of business; (B) expenditures required by law; and (C) expenditures made in connection with the Arrangement as contemplated in this Agreement; or

(xiii)	with respect to any member of the Denison US Group (A) fail to prepare and timely file all Tax Returns required to be filed before the Effective Date (taking into account any timely filed extensions) or timely withhold and remit any employment Taxes; (B) file any amended Tax Return; (C) make or change any election with respect to Taxes; or (D) settle or compromise any material Tax liability, enter into any Tax closing agreement, surrender any right to claim a refund of Taxes, waive any statute of limitations regarding any Tax, agree to any extension of time regarding the assessment of any Tax deficiency or take any other similar action relating to any Tax.

(l)	Employment Arrangements. Denison shall not, without the prior written consent of EFI and where applicable the TSX, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of any member of the Denison US Group.

(m)	Certain Actions. Denison shall:

(i)	carry out the terms of the Interim Order (including mailing the Denison Proxy Circular to Denison Shareholders as ordered by the Interim Order) and the Final Order applicable to it and use its reasonable commercial efforts to comply promptly with all requirements which applicable Law may impose on Denison with respect to the Arrangement;

(ii)	not take any action, or refrain from taking any action (subject to reasonable commercial efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the Arrangement or would render, or that could reasonably be expected to render, any representation or warranty made by Denison in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on the Denison US Group, provided that Denison may take any such action or refrain from taking such action (subject to reasonable commercial efforts) as a result of this Agreement, in the event Denison immediately notifies EFI in writing of such circumstances;

(iii)	promptly notify EFI of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Denison or the Denison US Group; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Denison of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Denison contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect;

(iv)	obtain all third party consents and approvals and give any notices required under any of the Denison Material Agreements; and

(v)	subject to the terms of this Agreement: (A) take all commercially reasonable lawful action to solicit proxies in favour of the Denison Resolution (provided that, for the avoidance of doubt, Denison shall not be required to engage a third party proxy solicitation firm unless it determines to do so in its own discretion); and (B) recommend (and the board of directors of Denison shall recommend) to all Denison Shareholders that they vote in favour of the Denison Resolution.

(n)	Contractual Obligations. Denison shall not cause or permit any member of the Denison US Group to enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which such member of the Denison US Group is a party or by which it is bound, except with the consent of EFI or insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so is in the ordinary course of business.

(o)	Net Working Capital. If necessary, Denison shall loan such funds to DMHC (which loans shall form part of the Acquired Debt to be assigned to EFI) as are necessary to satisfy the condition concerning consolidated net working capital of the Denison US Group set out in Section 5.2(d) of this Agreement.

(p)	Satisfaction of Conditions. Denison shall use its reasonable commercial efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its reasonable control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using its reasonable commercial efforts to:

(i)	obtain the Denison Shareholder Approval in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable Governmental Authority;

(ii)	obtain all other consents, approvals and authorizations as are required to be obtained by Denison under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the Arrangement or have a Material Adverse Effect on Denison or the Denison US Group;

(iii)	effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any party before any Governmental Entity;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the Arrangement or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the Arrangement;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Denison; and

(vi)	cooperate with EFI in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Denison to pay or cause to be paid any monies to cause such performance to occur.

(q)	Representations. Denison shall use its reasonable commercial efforts to conduct its affairs so that all of the representations and warranties of Denison contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date, unless EFI consents to a change to any representation or warranty.

(r)	Closing Documents. Denison shall execute and deliver, or cause to be executed and delivered, at the closing of the Arrangement such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by EFI or EFI’s counsel, all in form satisfactory to EFI or EFI’s counsel, acting reasonably.

(s)	Completion Date. Denison shall use its reasonable commercial efforts to complete the Arrangement on or prior to the Completion Deadline.

(t)	Agreements. Until the Effective Time, Denison shall not release any third party from any confidentiality or standstill agreement to which Denison and such third party are parties with respect to a potential acquisition of the Denison US Division or amend any of the foregoing and shall exercise all rights to require the return of information regarding the Denison US Division previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding the Denison US Division.

ARTICLE 5—CONDITIONS

5.1 Mutual Conditions

The obligations of EFI and Denison to complete the Arrangement shall be subject to the satisfaction of each of the following mutual conditions at or before the Effective Time:

(a)	KEPCO Offtake Agreement. Either:

(i)	the rights and obligations of Denison under the uranium offtake agreement dated June 15, 2009 among Denison, KEPCO and Korea Hydro & Nuclear Power Co., Ltd. (the “KEPCO Offtake Agreement”) shall have been assigned to and assumed by EFI, DMHC or another member of the Denison US Group, and KEPCO shall have provided its consent to such assignment and released Denison from its obligations thereunder; or

(ii)	in the event that KEPCO shall not have provided its consent to the assignment contemplated in subsection 5.1(a)(i) above, Denison and EFI shall have entered into an agreement (the “Denison Offtake Agreement”) pursuant to which EFI will agree to supply to Denison, and Denison will agree to purchase from EFI, sufficient U3O8 concentrates to satisfy Denison’s obligation to deliver the minimum quantities specified in Section 2.02 of the KEPCO Offtake Agreement; the Denison Offtake Agreement shall be in form and substance satisfactory to each of Denison and EFI, shall have provisions relating to pricing, delivery mechanics, minimum delivery requirements, and damages upon default that are substantially equivalent to those set forth in the KEPCO Offtake Agreement and shall otherwise include customary terms and conditions for an agreement of its nature;

(b)	Orders. The Interim Order and the Final Order shall have been granted on terms acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably.

(c)	Denison Shareholder Approval. The shareholders of Denison shall have approved the Arrangement, including this Agreement, and shall have approved or consented to such other matters as Denison shall consider necessary or desirable in connection with the Arrangement, acting reasonably.

(d)	EFI Shareholder Approval. The shareholders of EFI shall have approved the issuance of the EFI Payment Shares and consented to the waiver of the application of EFI’s shareholder rights plan to the Arrangement and shall have approved or consented to such other matters as EFI shall consider necessary or desirable in connection with the Arrangement, acting reasonably.

(e)	Consents. Approval of the TSX and the NYSE MKT and all necessary consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with, any Governmental Entity, all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, which either EFI or Denison shall consider necessary or advisable, acting reasonably, in connection with the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party, acting reasonably.

(f)	No Lawsuits. Except for the matters disclosed in the EFI Disclosure Memorandum, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or other person, in each case that has a reasonable likelihood of success: (i) seeking to prohibit or restrict the acquisition by EFI of any DMHC Shares or White Canyon Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from EFI or Denison any damages that are material in relation to Denison taken as a whole or material to EFI taken as a whole; (ii) seeking to prohibit or materially limit the ownership or operation by EFI of any portion of the business or assets of the Denison US Group or to compel EFI to dispose of or hold separate any portion of the business or assets of the Denison US Group as a result of the Arrangement; (iii) seeking to impose limitations on the ability of EFI to acquire or hold, or exercise full rights of ownership of, any DMHC Shares or White Canyon Shares, including the right to vote such shares purchased by it on all matters; (iv) seeking to prohibit EFI from effectively controlling the business or operations of the Denison US Group; or (v) which otherwise is reasonably likely to have a Material Adverse Effect on EFI taken as a whole or the Denison US Group taken as a whole.

(g)	No Action. There shall have been no action taken under any applicable Law or by any government or governmental or Regulatory Authority which:

(i)	makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; or

(ii)	results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on EFI taken as a whole or the Denison US Group taken as a whole, respectively.

(h)	Prospectus Exemptions. The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities Laws either by virtue of exemptive relief from the Securities Authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities Laws and shall not be subject to resale restrictions under applicable Canadian securities Laws (other than as applicable to control persons).

(i)	U.S. Registration Exemption. The Denison New Common Shares, the interests in the EFI Note and the EFI Payment Shares shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and shall otherwise be in compliance with all U.S. Securities Laws.

(j)	Listing of EFI Common Shares. The EFI Common Shares to be issued to holders of Denison Common Shares in connection with the Arrangement shall have been conditionally approved for listing on the TSX, subject to official notice of issuance and other normal conditions.

(k)	No Termination. This Agreement shall not have been terminated pursuant to Section 6.2 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived only with the consent of both of the Parties. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then, subject to Section 5.4, Section 6.2 and Section 6.3, either Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such Party.

5.2 Conditions of EFI

The obligations of EFI to complete the Arrangement shall be subject to the satisfaction of each of the following conditions precedent in full at or before the Effective Time:

(a)	Performance by Denison. Denison shall have performed and complied with all of the covenants, obligations and agreements under this Agreement to be performed by or complied with by Denison prior to the Effective Date, to the satisfaction of EFI, acting reasonably.

(b)	Representations and Warranties. The representations and warranties made by Denison in this Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and Denison shall have provided to EFI a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by Denison hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Denison Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on the US Mining Division.

(d)	Working Capital. The consolidated net working capital of the Denison US Group as of the Effective Date shall be not less than US$28,000,000, provided that, in calculating the working capital, amounts owing pursuant to the Acquired Debt will be disregarded as current liabilities of the Denison US Group.

(e)	No Encumbrances. At the Effective Time, there shall be no Encumbrances on the DMHC Shares, the White Canyon Shares, the Acquired Debt or the assets of the Denison US Group, other than Permitted Encumbrances.

(f)	Support Agreements. Each of the Denison Shareholders who has entered into a Denison Support Agreement with EFI shall have complied in all material respects with its Denison Support Agreement.

(g)	No Material Change in Employment Arrangements. There shall have been no material change in the existing employment or consulting arrangements of any senior officer of any Denison Material Entity from the date hereof and no Denison Material Entity shall have hired any additional senior officers.

(h)	No Modification. The board of directors of Denison shall not have modified or amended, in a manner adverse to EFI, prior to the Denison Meeting, its recommendation that Denison Shareholders vote in favour of the Denison Resolution, provided that, for the avoidance of doubt, for the purposes of this subsection 5.2(h), a resolution confirming the recommendation that Denison Shareholders vote in favour of the Denison Resolution that is not unanimous shall not be considered a modification or amendment to the board of directors’ existing recommendation.

(i)	Necessary Corporate Actions Taken. The board of directors of Denison shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Denison to permit the consummation of the Arrangement, in form and substance satisfactory to EFI, acting reasonably.

(j)	Denison Deliverables. Denison shall have caused to be delivered to EFI the following:

(i)	Certificates representing the Purchased Shares, accompanied by stock transfer powers duly executed in blank or duly executed instruments of transfer, and all such other assurances, consents and other documents as EFI reasonably requests to effectively transfer to EFI title to the Purchased Shares free and clear of all Encumbrances;

(ii)	Original share registers, share transfer ledgers, minute books and corporate seals (if any) of each of DMHC and White Canyon;

(iii)	An assignment of the Acquired Debt in form and substance satisfactory to EFI, acting reasonably;

(iv)	All other books, records, files and papers of each of DMHC and White Canyon, including computer programs (including source codes and software programs), computer manuals, computer data, financial and tax working papers, financial and tax books and records, personnel and employment records and minute and share certificate books;

(v)	A certified copy of resolutions of the board of directors and shareholders of each of DMHC and White Canyon consenting to the transfer of the Purchased Shares to EFI as contemplated by this Agreement and authorizing the execution, delivery and performance of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by DMHC and White Canyon, respectively;

(vi)	Written resignations of those directors and officers of each of DMHC and White Canyon specified by EFI, in each case with effect from the Effective Time;

(vii)	Such other documentation as EFI reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to EFI, acting reasonably.

The foregoing conditions are for the exclusive benefit of EFI and may be waived, in whole or in part, by EFI in writing at any time. If any of such conditions shall not be complied with or waived by EFI on or before the Effective Time or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 and Section 6.2 and Section 6.3, EFI may terminate this Agreement by written notice to Denison in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by EFI.

5.3 Conditions of Denison

The obligation of Denison to complete the Arrangement shall be subject to the satisfaction of each of the following conditions precedent in full at or before the Effective Time:

(a)	Performance by EFI. EFI shall have performed and complied with all of the covenants and obligations under this Agreement to be performed by or complied with by EFI prior to the Effective Date, to the satisfaction of Denison, acting reasonably.

(b)	Representations and Warranties. The representations and warranties made by EFI in this Agreement shall be true and correct as of the Effective Date with the same effect as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and EFI shall have provided to Denison a certificate of two officers thereof certifying such accuracy on the Effective Date. No representation or warranty made by EFI hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the EFI Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on EFI.

(d)	Working Capital. The consolidated working capital of EFI as of the Effective Date, without giving effect to the Arrangement, shall be not less than US$4,000,000.

(e)	Support Agreements. Each of the EFI Shareholders who has entered into an EFI Support Agreement with Denison shall have complied in all material respects with its EFI Support Agreement.

(f)	No Modification. The board of directors of EFI shall not have modified or amended, in a manner adverse to Denison, prior to the EFI Meeting, its recommendation that EFI Shareholders vote in favour of the EFI Resolution, provided that, for the avoidance of doubt, for the purposes of this Section 5.3(f), a resolution confirming the recommendation that EFI Shareholders vote in favour of the EFI Resolution that is not unanimous shall not be considered a modification or amendment to the board of directors’ existing recommendation.

(g)	Necessary Corporate Actions Taken. The board of directors of EFI shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by EFI to permit the consummation of the Arrangement and the other transaction contemplated hereby, including the appointment of the Additional Director Nominees to the board of directors of EFI effective at the Effective Time.

(h)	Dissents. Denison Shareholders holding no more than 5% of the outstanding Denison Common Shares shall have exercised the right to dissent contemplated by Section 4.1 of the Plan of Arrangement (and not withdrawn such exercise).

(i)	EFI Deliverables. EFI shall have caused to be delivered to Denison the following:

(i)	the EFI Note;

(ii)	evidence that it has irrevocably instructed the registrar and transfer agent for the EFI Common Shares to issue the EFI Payment Shares to the Denison Shareholders in accordance with the Plan of Arrangement;

(iii)	a certified copy of the proceedings of the EFI board of directors giving effect to the appointment of the Additional Director Nominees effective as of the Effective Time; and

(iv)	such other documentation as Denison reasonably requests on a timely basis in order to establish the completion of the Arrangement and the taking of all corporate proceedings in connection with the Arrangement, in each case in form and substance satisfactory to Denison, acting reasonably.

The foregoing conditions are for the benefit of Denison and may be waived, in whole or in part, by Denison in writing at any time. If any of such conditions shall not be complied with or waived by Denison on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.4 and Section 6.2 and Section 6.3, Denison may terminate this Agreement by written notice to EFI in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Denison.

5.4 Notice and Cure Provisions

Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 5.1, Section 5.2 and Section 5.3 hereof, as the case may be.

Neither Party may (a) elect not to complete the Arrangement by virtue of the conditions contained in Section 5.1, Section 5.2 and Section 5.3 hereof, as applicable, not being satisfied or waived or (b) exercise any termination right arising therefrom; unless (i) promptly and in any event prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Denison Meeting or EFI Meeting, then such meeting(s) shall be adjourned or postponed until the expiry of such period.

5.5 Merger of Conditions

Upon the issuance of the Final Order and the closing of the Arrangement, the conditions set out in Section 5.1, Section 5.2 and Section 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6—SUPERIOR PROPOSALS AND TERMINATION

6.1	Covenants Regarding Superior Proposals

(a)	Notice. A Party (in this Section 6.1, a “Receiving Party”) shall promptly (and in any event within 24 hours) notify the other Party (in this Section 6.1, a “Notified Party”), at first orally and then in writing, of any proposal, inquiry, offer or request received by the Receiving Party or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to the Receiving Party or a Subsidiary of the Receiving Party, access to properties, books and records or a list of the holders of the Receiving Party shares or the shareholders of any Subsidiary of the Receiving Party. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and the Receiving Party shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that the Notified Party may reasonably request. The Receiving Party shall keep the Notified Party promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by the Notified Party with respect thereto.

(b)	Superior Proposal. Following the receipt by the Receiving Party of a bona fide written Acquisition Proposal made after the date of this Agreement (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date hereof in contravention of Section 4.1(e) or Section 4.2(e), as the case may be), the Receiving Party and its Representatives may:

(i)	contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)	if the board of directors of the Receiving Party (the “Receiving Party Board”) determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal:

A.	furnish information with respect to the Receiving Party and its Subsidiaries to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to the Receiving Party than those contained in the Confidentiality Agreement, and which also includes a standstill covenant that prohibits such person, for a period of 6 months, from acquiring, or offering to acquire, any equity securities of the Receiving Party, provided that the Receiving Party sends a copy of such confidentiality agreement to the Notified Party promptly following its execution and the Notified Party is promptly provided with a list of, and access to (to the extent not previously provided to the Notified Party) the information provided to such person; and

B.	engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period (as defined below).

(c)	Change in Recommendation. Notwithstanding Section 6.1(b), the Receiving Party may (i) enter into an agreement (other than a confidentiality agreement contemplated by subsection 6.1(b)(ii)A hereof) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

(i)	the Receiving Party shall have complied with its obligations under Section 4.1(e) or Section 4.2(e), as the case may be, and under this Section 6.1;

(ii)	the Receiving Party Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal;

(iii)	the Receiving Party has delivered written notice to the Notified Party of the determination of the Receiving Party Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Receiving Party Board to approve or recommend such Superior Proposal and/or of the Receiving Party to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by the Receiving Party and a summary of the valuation analysis attributed by the Receiving Party Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the “Superior Proposal Notice”);

(iv)	at least five Business Days have elapsed since the date the Superior Proposal Notice was received by the Notified Party, which five Business Day period is referred to as the “Match Period” and the exclusivity period in Section 4.1(e) or Section 4.2(e), as the case may be, shall automatically be extended so as to terminate no earlier than the second Business Day after the end of the Match Period;

(v)	if the Notified Party has offered to amend the terms of the Arrangement and this Agreement during the Match Period pursuant to paragraph (d) below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by the Notified Party at the termination of the Match Period; and

(vi)	the Receiving Party terminates this Agreement in compliance with the terms of this Section 6.1 and the Receiving Party has previously paid or, concurrently with termination, pays in cash the termination payment referred to in Section 6.3 to the Notified Party.

(d)	Amendments. During the Match Period, the Notified Party shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and this Agreement and the Receiving Party shall cooperate with the Notified Party with respect thereto, including negotiating in good faith with the Notified Party to enable the Notified Party to make such adjustments to the provisions of the Arrangement and this Agreement as the Notified Party deems appropriate and as would enable the Notified Party to proceed with the Arrangement on such adjusted provisions. The Receiving Party Board shall review any such offer by the Notified Party to amend the terms of the Arrangement and this Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether the Notified Party’s offer to amend the Arrangement and this Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and this Agreement offered by the Notified Party. If the Receiving Party Board determines that the Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party and the Notified Party shall enter into an amendment to this Agreement reflecting the offer by the Notified Party to amend the terms of the Arrangement and this Agreement.

(e)	Successive Modifications. Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 6.1.

6.2 Termination

This Agreement may be terminated:

(a)	by either party if the conditions precedent to completion of the Arrangement set out in Section 5.1, Section 5.2 and Section 5.3, are not satisfied and are not reasonably capable of being satisfied on or prior to the Completion Deadline;

(b)	by either party if such party determines, acting reasonably, that it or the other party will not be able to obtain the consents and approvals referred to in Sections 5.1(b), 5.1(c) and 5.1(d) in form satisfactory to either party, acting reasonably;

(c)	by either party in accordance with Section 6.1 if such party receives a Superior Proposal;

(d)	by either party if such party determines that the representations and warranties of the other party set out in this Agreement are materially incorrect, and are not capable of being corrected or remedied within a reasonable time period; or

(e)	by either party if such party determines that the other party has not complied with its material obligations under this Agreement within the time period provided for herein or therein.

6.3	Termination Payment

(a)	In the event that this agreement is terminated:

(i)	as a consequence of the failure to obtain the approval of Denison shareholders as contemplated by Section 5.1(c) if a third party has announced prior to the time of the Denison Meeting an Acquisition Proposal relating to Denison or an intention to make an Acquisition Proposal relating to Denison, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Denison Meeting;

(ii)	by Denison pursuant to Section 6.2(c);

(iii)	by EFI pursuant to Section 6.2(d) or Section 6.2(e),

then Denison shall pay a termination payment in the amount of Cdn$3,000,000 as liquidated damages for the loss of Denison’s rights under this Agreement to EFI at the time of such termination in immediately available funds. Denison shall not be obligated to make more than one payment pursuant to this Section 6.3(a). Denison hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which EFI will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Denison hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by EFI, EFI shall have no further claim against Denison in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude EFI from seeking injunctive relief to restrain any breach or threatened breach by Denison of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith as described in Section 8.4.

(b)	In the event that this Agreement is terminated:

(i)	as a consequence of the failure to obtain the approval of EFI Shareholders as contemplated by Section 5.1(d) if a third party has announced prior to the time of the EFI Meeting an Acquisition Proposal relating to EFI or an intention to make an Acquisition Proposal relating to EFI, in either case which represents a Superior Proposal, and such proposal or intention is still in effect at the time of the Denison Meeting;

(ii)	by EFI pursuant to Section 6.2(c); or

(iii)	by Denison pursuant to Section 6.2(d) or Section 6.2(e),

then EFI shall pay a termination payment in the amount of Cdn$3,000,000 as liquidated damages for the loss of EFI’s rights under this Agreement to Denison at the time of such termination in immediately available funds. EFI shall not be obligated to make more than one payment pursuant to this Section 6.3(b). EFI hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which Denison will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. EFI hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by Denison, Denison shall have no further claim against EFI in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Denison from seeking injunctive relief to restrain any breach or threatened breach by EFI of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith as described in Section 8.4.

6.4 Reimbursement of Expenses

In the event that the Arrangement is not completed due to the condition in Section 5.3(h) not being satisfied as a result of KEPCO exercising its dissent rights contemplated by Section 4.1 of the Plan of Arrangement, then Denison shall reimburse EFI for its reasonable costs and expenses incurred in connection with the transactions contemplated by this Agreement, provided that Denison’s reimbursement obligation under this Section 6.4 shall not exceed Cdn$1,000,000.

ARTICLE 7—AMENDMENT

7.1 Amendment

This Agreement may, at any time and from time to time before or after the holding of the Denison Meeting or EFI Meeting, be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the Denison Shareholders or the EFI Shareholders, as the case may be, and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any Party;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Denison Meeting, the principal amount of the EFI Note and number of EFI Payment Shares shall not be amended (other than to reflect the EFI Share Consolidation) without the approval of the Denison Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; (ii) following the EFI Meeting, the principal amount of the EFI Note and number of EFI Payment Shares shall not be amended (other than to reflect the EFI Share Consolidation) without the approval of the EFI Shareholders; and (iii) this Agreement and the Plan of Arrangement may be amended, in accordance with the Final Order but, in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Section 5.2, Section 5.3, Section 6.1 and Section 7.2 hereof shall remain unaffected.

7.2	Mutual Understanding Regarding Amendments

(a)	In addition to the Arrangement or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date to use their respective reasonable commercial efforts to maximize present and future planning opportunities for Denison, the Denison Shareholders and EFI and the EFI Shareholders as and to the extent that the same shall not prejudice any Party or the shareholders thereof. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)	The Parties agree that, if either Party proposes to the other Party any amendment to this Agreement or the Plan of Arrangement, both Parties will reasonably consider such amendment. The Parties further agree that if neither Party nor its respective shareholders will be materially prejudiced, and the completion of the Arrangement will not be delayed, by reason of any such amendment, then the Parties will co-operate to, subject to applicable Laws, effect the amendment or amendments.

ARTICLE 8—GENERAL

8.1	Denison Indemnity

(a)	Indemnification by Denison. Denison shall indemnify and save harmless EFI and the Denison US Group from, and shall pay to EFI and the Denison US Group, on demand, the amount of any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, suffered or incurred by EFI or the Denison US Group, directly resulting from or arising out of any act, omission or state of facts and any demand, action, investigation, inquiry, suit, proceeding, claim, assessment, judgment or settlement or compromise relating thereto (a “Claim”), including the costs and expenses of any action, suit, proceeding, investigation, inquiry, arbitration award, grievance, demand, assessment, judgment, settlement or compromise relating thereto (“Losses”), as a result of or arising in connection with:

(i)	any inaccuracy of or any breach of any representation or warranty made by Denison in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement, whether or not EFI relied on or had knowledge of it;

(ii)	the litigation relating to the contractor for the construction of tailings pond cell 4b at the White Mesa Mill, provided that Denison shall be entitled to receive the proceeds of any amounts received or recovered by Denison or by the Denison US Group as a result of a favourable ruling in favour of Denison or the Denison US Group in connection with such litigation;

(iii)	any severance payments payable to employees of the Denison US Group who are entitled to receive such severance payments due to the change of control of DMHC resulting from the Transaction; and

(iv)	any Claim against, or Losses suffered by, EFI arising from matters which occurred prior to the Effective Date relating to White Canyon as a corporate entity, not including its former subsidiary Utah Energy Corporation or the assets thereof.

(b)	Notice of Claim. EFI or the Denison US Group, promptly on becoming aware of any circumstances that have given or could give rise to a Claim, shall give notice of those circumstances to Denison. The notice will specify with reasonable particularity (to the extent the information is available) the factual basis for the Claim and the amount of the Losses, if known. The failure to give, or delay in giving, a notice does not relieve Denison of its obligations except and only to the extent of any prejudice caused to Denison by that failure or delay.

(c)	Investigation. Following receipt of a notice in respect of a Claim, Denison has 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of that investigation, EFI shall make available to Denison the information relied on by EFI or the Denison US Group to substantiate the Claim, together with such information as Denison may reasonably request. If the Parties agree at or prior to the expiry of this 60 day period (or prior to the expiry of any extension of this period agreed to by the Parties) as to the validity and amount of that Claim, Denison shall immediately pay to EFI or the Denison US Group the full amount as agreed to by the Parties of the Claim. For clarity, EFI is deemed to have incurred or suffered Losses as of and from the Effective Date as a consequence of any reduction in the value of the US Mining Division resulting from an inaccuracy or breach of any representation or warranty by Denison under this Agreement.

8.2	EFI Indemnity

(a)	Indemnification by EFI. EFI shall indemnify and save harmless Denison from, and shall pay to Denison, on demand, the amount of any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, suffered or incurred by Denison directly resulting from or arising out of any act, omission or state of facts and any Claim, including any Losses, as a result of or arising in connection with any inaccuracy of or any breach of any representation or warranty made by EFI in this Agreement or in any contract, agreement, instrument, certificate or other document delivered pursuant to this Agreement, whether or not Denison relied on or had knowledge of it.

(b)	Notice of Claim. Denison, promptly on becoming aware of any circumstances that have given or could give rise to a Claim, shall give notice of those circumstances to EFI, The notice will specify with reasonable particularity (to the extent the information is available) the factual basis for the Claim and the amount of the Losses, if known. The failure to give, or delay in giving, a notice does not relieve EFI of its obligations except and only to the extent of any prejudice caused to EFI by that failure or delay.

(c)	Investigation. Following receipt of a notice in respect of a Claim, EFI has 60 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of that investigation, Denison shall make available to EFI the information relied on by Denison to substantiate the Claim, together with such information as EFI may reasonably request. If the Parties agree at or prior to the expiry of this 60 day period (or prior to the expiry of any extension of this period agreed to by the Parties) as to the validity and amount of that Claim, EFI shall immediately pay to Denison the full amount as agreed to by the Parties of the Claim. For clarity, Denison is deemed to have incurred or suffered Losses as of and from the Effective Date as a consequence of any reduction in the value of the EFI Payment Shares resulting from an inaccuracy or breach of any representation or warranty by EFI under this Agreement.

8.3 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties shall be as follows:

(a)	if to EFI:

44 Union Blvd., Suite 600

Lakewood, CO 80228

USA

Attention:    Stephen P. Antony, President and Chief Executive Officer

Facsimile:    303-974-2141

With a copy to:

Borden Ladner Gervais LLP

Scotia Plaza, 40 King Street West

Toronto, ON M5H 3Y4

Canada

Attention:    Mark F. Wheeler

Facsimile:    416-361-7376

(b)	if to Denison:

595 Bay Street, Suite 402

Toronto, ON M5G 2C2

Canada

Attention:    Ron F. Hochstein, President and Chief Executive Officer

Facsimile:    416-979-5893

With a copy to:

Blake, Cassels & Graydon LLP

855 – 2nd Street S.W.

Suite 3500, Bankers Hall East Tower

Calgary, AB T2P 4J8

Canada

Attention:    Daniel McLeod

Facsimile:    403-260-9700

8.4 Remedies

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by either Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Each Party agrees that it will not request that the court find that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such a request. The Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Denison (if EFI is the breaching Party) or EFI (if Denison is the breaching Party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance. Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such position.

Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief. Without limiting the generality of the foregoing, the Parties acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this Agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party seeking such relief. Subject to any other provision hereof including, without limitation, Section 8.4 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties.

8.5 Expenses

The Parties agree that, except for the termination payment provided for in Section 6.3, each Party shall be responsible for its own expenses including all out-of-pocket expenses incurred in connection with this Agreement and the Arrangement, the EFI Meeting, the Denison Meeting and the preparation and mailing of the EFI Proxy Circular and the Denison Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.5 shall survive the termination of this Agreement.

8.6 Time of the Essence

Time shall be of the essence in this Agreement.

8.7 Entire Agreement

The Confidentiality Agreement and this Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein. For the avoidance of doubt, this Agreement supersedes and replaces the Letter Agreement in its entirety.

8.8 Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.9 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.10 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy shall be effective as delivery of a manually executed counterpart of this Agreement, and either Party delivering an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy to the other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.11 Waiver

No waiver or release by either Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1 hereof.

8.12	No Personal Liability

(a)	No director or officer of EFI shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to Denison under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of EFI.

(b)	No director or officer of Denison shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to EFI under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Denison.

8.13 Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by either Party without the prior written consent of each of the other Parties.

8.14	United States Tax Considerations

(a)	The Parties contemplate that this Agreement, together with the Plan of Arrangement annexed hereto, shall not constitute a plan to effectuate a partial liquidation of Denison within the meaning of Sections 302(b)(4) and 302(e) of the Code.

(b)	Promptly upon signing this Agreement, Denison will apply for a withholding certificate from the United States Internal Revenue Service under United States Treasury Regulation section 1.1445-3(b) stating that no withholding on the Purchase and Sale Transaction or any other transaction described in the Plan of Arrangement is required under section 1445(a) of the Code. In reliance on representations in this Agreement and on Denison’s agreement to apply for a withholding certificate, EFI agrees to not reduce the EFI Note by the amount of withholding otherwise required under section 1445(a) of the Code. Denison will indemnify EFI for any amount that should have been withheld under section 1445(a) of the Code if the Internal Revenue Service fails to issue a withholding certificate or issues a withholding certificate that does not completely exempt Denison from withholding. Denison will provide EFI with a copy of the application and will forward all related correspondence to EFI immediately upon receipt. For purposes of the indemnification under this Section 8.14(b), Section 3.4 shall not apply to the representations contained in Section 3.2(bb)(vii) and Section 3.2(bb)(viii), and such representations and warranties shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall continue for a period of ending on the earlier of the receipt of the withholding certificate from the United States Internal Revenue Service showing no withholding is required or 24 months from the Effective Date.

(c)	The Parties agree that the sole consideration for the Purchased Shares is the Share Consideration, allocated 70% to the DMHC Common Shares and 30% to the White Canyon Ordinary Shares and no portion of the EFI Note or the EFI Payment Shares shall constitute consideration for the sale of the Purchased Shares. The Parties agree to characterize for all tax purposes the sale by Denison and the purchase by EFI of (i) the Purchased Shares in consideration of the payment of the Share Consideration and (ii) the Acquired Debt in consideration of the issuance of the EFI Note as a sale in which gain or loss is recognized. Neither Party shall take a position on any tax return inconsistent with such sale treatment except as required by a taxing authority and each Party hereby indemnifies the other for any loss realized by such other party arising out of a Party taking a tax position inconsistent with this Section 8.14(c) unless required by a taxing authority, in which case there will be no indemnification by either Party.

(d)	Notwithstanding any other provisions of this Agreement, if, five days before the Effective Time, the amount of the Acquired Debt exceeds the estimated value of the EFI Payment Shares (the difference being the “Acquired Debt Excess”), Denison will contribute a portion of the Acquired Debt to DMHC in an amount equal to the Acquired Debt Excess in exchange for newly issued equity securities of DMHC; provided, however, that Denison will not be required to make this contribution if doing so would give rise to additional tax to Denison under the Tax Act.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENERGY FUELS INC.

Per:	(signed) “Stephen P. Antony”
Name:	Stephen P. Antony
Title:	President and Chief Executive Officer

DENISON MINES CORP.

Per:	(signed) “Ron F. Hochstein”
Name:	Ron F. Hochstein
Title:	President and C.E.O.

- S1 -

SCHEDULE A

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

[See Appendix D.]

- A1 -

APPENDIX D

PLAN OF ARRANGEMENT

D-1

PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1—DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“Arrangement” means the arrangement under the provisions of the OBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(b)	“Acquired Debt” shall have the meaning ascribed thereto in the Arrangement Agreement;

(c)	“Arrangement Agreement” means the Arrangement Agreement dated as of May 23, 2012, between EFI and Denison, as amended, amended and restated or supplemented prior to the Effective Date;

(d)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario;

(e)	“Court” means the Ontario Superior Court of Justice;

(f)	“Denison” means Denison Mines Corp., a corporation existing under the OBCA;

(g)	“Denison Class A Shares” shall have the meaning ascribed thereto in section 3.1(c)(i)(A);

(h)	“Denison Meeting” means the special meeting of the Denison Shareholders and any adjournments thereof, to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(i)	“Denison Shareholders” means the holders of Denison Shares;

(j)	“Denison Shares” means the voting, common shares in the capital of Denison as constituted immediately prior to the Effective Time;

(k)	“Depositary” means such trust company, bank or financial institution agreed to in writing between EFI and Denison for the purpose of, among other things, issuing certificates representing EFI Payment Shares to the Denison Shareholders in connection with the Arrangement;

(l)	“Dissent Procedures” shall have the meaning ascribed thereto in section 4.1;

(m)	“Dissent Right” shall have the meaning ascribed thereto in section 4.1;

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(n)	“Dissenting Shareholder” means a holder of Denison Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Denison Shares;

(o)	“Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date, established for the purpose of determining the Denison Shareholders entitled to receive New Common Shares and an assignment of a portion of the principal amount of the EFI Note pursuant to this Plan of Arrangement;

(p)	“Effective Date” means the date shown on the certificate of arrangement issued under the OBCA giving effect to the Arrangement;

(q)	“Effective Time” means 11:59 p.m. (Toronto time) on the Effective Date;

(r)	“EFI” means Energy Fuels Inc., a corporation continued under the OBCA;

(s)	“EFI Common Shares” means the issued and outstanding common shares of EFI as constituted on the Effective Date;

(t)	“EFI Note” means the non-interest bearing promissory note issued to Denison by EFI with a principal amount equal to the aggregate fair market value, determined as of the Effective Date, of the EFI Payment Shares;

(u)	“EFI Payment Shares” means 425,441,494 common shares in the capital of EFI as constituted on May 23, 2012 or, if the EFI Share Consolidation is effected prior to the Effective Date, 42,544,149 common shares in the capital of EFI after giving effect to the EFI Share Consolidation;

(v)	“EFI Post-Consolidation Common Shares” means common shares in the capital of EFI after giving effect to the EFI Share Consolidation;

(w)	“EFI Share Consolidation” means the proposed share consolidation of the EFI Common Shares on the basis of one (1) EFI Post-Consolidation Common Share for each ten (10) EFI Common Shares;

(x)	“Final Order” means the final order of the Court approving the Arrangement;

(y)	“Interim Order” means the interim order of the Court made pursuant to subsection 182(5) of the OBCA in connection with the Arrangement, including any amendment thereto;

(z)	“New Common Shares” means a new class of voting common shares without par value which Denison will create and issue as described in section 3.1 of this Plan of Arrangement and for which the Denison Shares are, in part, to be exchanged under this Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Denison Shares immediately prior to the Effective Time;

(aa)	“OBCA” means the Business Corporations Act (Ontario);

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(bb)	“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time;

(cc)	“Purchase and Sale Transaction” shall have the meaning ascribed thereto in the Arrangement Agreement;

(dd)	“Purchased Shares” shall have the meaning ascribed thereto in the Arrangement Agreement;

(ee)	“Share Consideration” means cash in the aggregate amount of Cdn$10.00; and

(ff)	“Tax Act” means the Income Tax Act (Canada);

1.2 Meaning

Words and phrases used herein and defined in the OBCA and not otherwise defined herein shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.3 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof’, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.4 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.5 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.7 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

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1.8 Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE 2—ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3—ARRANGEMENT

3.1 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order at separate moments in time without any further act or formality:

(a)	Denison and EFI shall complete the Purchase and Sale Transaction pursuant to which Denison shall sell to EFI, and EFI shall purchase from Denison (i) all of the Purchased Shares in consideration for payment of the Share Consideration to Denison and (ii) all of the Acquired Debt in consideration for the issuance of the EFI Note to Denison;

(b)	each Denison Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Denison and Denison shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Denison Shares and such Denison Shares so transferred to Denison shall thereupon be cancelled;

(c)	in the course of a reorganization of capital:

(i)	the authorized share capital of Denison shall be reorganized and altered by:

A.	renaming and re-designating all of the issued and unissued Denison Shares as Class A common shares (the “Denison Class A Shares”) which shares shall have the same rights and restrictions as the Denison Shares except that each Denison Class A Share shall be entitled to two votes at any meeting of the Denison Shareholders, and

B.	creating an unlimited number of common shares without par value (the “New Common Shares”) with rights, privileges, restrictions and conditions identical to the Denison Shares;

(ii)	Denison’s Articles of Incorporation shall be amended to reflect the alterations in section 3.1(c)(i);

(iii)	pursuant to the reorganization, each issued and outstanding Denison Class A Share shall be exchanged for one New Common Share and an assignment by Denison of that portion of the principal amount of the EFI Note determined by dividing the fair market value of the EFI Note by the number of Denison Class A Shares outstanding;

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(iv)	the Denison Class A Shares, none of which will be allocated and issued once the steps referred to in section 3.1(c)(iii) are completed, shall be cancelled and the authorized capital of Denison shall be changed by deleting the Denison Class A Shares as a class of shares of Denison;

(v)	the amount added to the stated capital of the New Common Shares shall be the excess, if any, of (1) the paid-up capital (as that term is used for the purposes of the Tax Act) of the Denison Shares (other than the Denison Shares held by the Dissenting Shareholders) immediately prior to the Effective Time, less (2) the principal amount of the EFI Note; and the stated capital of the Denison Class A Shares shall, for greater certainty, be nil;

(vi)	Denison’s Articles of Incorporation shall be amended to reflect the alterations in section 3.1(c)(iv); and

(d)	pursuant to the terms of the EFI Note, EFI will repay the EFI Note by issuing the EFI Payment Shares to the Denison Shareholders in full and final satisfaction of the EFI Note. No fractional EFI Common Shares shall be issued. In the event that the repayment of the EFI Note would otherwise result in the issuance to a Denison Shareholder of a number of EFI Common Shares which is not a whole number, the number of EFI Common Shares to be issued to such Denison Shareholder shall be rounded down to the nearest whole number.

3.2	Post-Effective Date Procedures

(a)	On or promptly after the Effective Date, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the EFI Payment Shares to be issued to the Denison Shareholders on the repayment of the EFI Note and in accordance with the provisions of the Arrangement, which certificates shall be held by the Depositary as agent and nominee for such Denison Shareholders for distribution to such Denison Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, Denison Shareholders (other than Dissenting Shareholders) shall be entitled to receive delivery of the certificates representing the EFI Common Shares to which they are entitled pursuant to the Arrangement.

3.3	Deemed Fully Paid and Non-Assessable Shares.

All New Common Shares and EFI Payment Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the OBCA.

3.4 Supplementary Actions.

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

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ARTICLE 4—DISSENT RIGHTS

4.1 Dissent Rights

Holders of Denison Shares may exercise rights of dissent (the “Dissent Right”) pursuant to and in the manner set forth under the OBCA, as modified by the Interim Order (the “Dissent Procedures”), with respect to Denison Shares in connection with the Arrangement, provided that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Denison Shares, which fair value shall be the fair value of the Denison Shares immediately before the passing by the holders of the Denison Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Denison; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Denison Shares shall be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-dissenting holder of Denison Shares and shall be entitled to receive only the consideration contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall EFI, Denison or any other person be required to recognize holders of Denison Shares who exercise Dissent Rights as holders of Denison Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Denison Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Denison Shares at the Effective Time.

ARTICLE 5—CERTIFICATES

5.1 Denison Class A Shares

Recognizing that the Denison Shares shall be renamed and re-designated as Denison Class A Shares pursuant to subsection 3.1(c)(i)(A) and that the Denison Class A Shares shall be exchanged partially for New Common Shares pursuant to subsection 3.1(c)(iii), Denison shall not issue replacement share certificates representing the Denison Class A Shares.

5.2 EFI Payment Shares

On or immediately prior to the Effective Time, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the EFI Payment Shares for distribution to the Denison Shareholders, together with an irrevocable direction to distribute and transfer the EFI Payment Shares to the Denison Shareholders in accordance with this Plan of Arrangement.

5.3 New Common Shares

From and after the Effective Date, share certificates representing Denison Shares not deemed to have been cancelled pursuant to Article 4 shall for all purposes be deemed to be share certificates representing New Common Shares, and no new share certificates shall be issued with respect to the New Common Shares issued in connection with the Arrangement.

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5.4 Interim Period

Any Denison Shares traded after the Distribution Record Date will represent New Common Shares as of the Effective Date and shall not carry any rights to receive a pro rata portion of the EFI Note or EFI Payment Shares.

5.5 Withholding Rights

Denison and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Denison Shareholder such amounts as Denison or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Denison Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.6 Legality of Distribution of EFI Payment Shares

Notwithstanding anything else in this Plan of Arrangement, if it appears to EFI that it would be contrary to applicable law to issue EFI Payment Shares in repayment of the EFI Note pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the EFI Payment Shares that otherwise would be issued, as the case may be, to that person will be issued, as the case may be, and delivered to the Depositary for sale of the EFI Payment Shares by the Depositary on behalf of that person. The EFI Payment Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the EFI Payment Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the EFI Payment Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the EFI Payment Shares and any amount withheld in respect of applicable taxes) in lieu of EFI Payment Shares. The payment of the net proceeds will be subject to Section 5.5. None of EFI, Denison or the Depositary will be liable for any loss arising out of any such sales.

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ARTICLE 6—AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	EFI and Denison reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by EFI and Denison, (iii) filed with the Court if required by the Interim Order and, if made following the Denison Meeting, approved by the Court, and (iv) communicated to holders or former holders of Denison Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Denison at any time prior to the Denison Meeting provided that EFI shall have consented thereto in writing, and, if so proposed and accepted by the persons voting at the Denison Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Denison Meeting shall be effective only if: (i) it is consented to in writing by each of EFI and Denison; and (ii) if required by the Court, it is consented to by holders of the Denison Shares voting in the manner directed by the Court.

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APPENDIX E

SECTION 185 OF THE OBCA

185(1) Rights of dissenting shareholders

Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181; or
(e)	sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

185(2) Idem

If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170(5) or (6).

185(2.1) One class of shares

The right to dissent described in subsection (2) applies even if there is only one class of shares.

185(3) Exception

A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

185(4) Shareholder’s right to be paid fair value

In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

185(5) No partial dissent

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

185(6) Objection

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

185(7) Idem

The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

185(8) Notice of adoption of resolution

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

185(9) Idem

A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

185(10) Demand for payment of fair value

A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

185(11) Certificates to be sent in

Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

185(12) Idem

A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

185(13) Endorsement on certificate

A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

185(14) Rights of dissenting shareholder

On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholders’ rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

185(15) Offer to pay

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

185(16) Idem

Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

185(17) Idem

Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

185(18) Application to court to fix fair value

Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

185(19) Idem

If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

185(20) Idem

A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

185(21) Costs

If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

185(22) Notice to shareholders

Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

185(23) Parties joined

All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

185(24) Idem

Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

185(25) Appraisers

The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

185(26) Final order

The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

185(27) Interest

The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

185(28) Where corporation unable to pay

Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

185(29) Idem

Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

185(30) Idem

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

185(31) Court order

Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

185(32) Commission may appear

The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX F

FAIRNESS OPINION OF HAYWOOD SECURITIES

F-1

May 23, 2012

The Board of Directors

Denison Mines Corp.

595 Bay Street, Suite 402

Toronto, ON M5G 2C2

To the Board of Directors:

Haywood Securities Inc. (the “Advisor” or “Haywood Securities”) understands that Denison Mines Corp. (the “Corporation” and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) and Energy Fuels Inc. (“Energy Fuels”) have agreed to enter into a plan of arrangement transaction (the “Transaction”) pursuant to which (i) Energy Fuels will acquire all of the shares of the Corporation’s subsidiaries that own all of the Corporation’s mining assets and operations located in the United States (the “US Mining Division”) in exchange for a promissory note with a principal amount equal to the fair market value of 425,441,494 common shares of Energy Fuels (the “Note”), (ii) the Corporation will complete a capital reorganization in which, among other transactions, interest in the Note will be distributed to the holders of the common shares of Denison on a pro rata basis, and (iii) Energy Fuels will repay the Note by way of the issuance of 425,441,494 common shares of Energy Fuels (the “Shares”), as contemplated by the arrangement agreement dated May 23, 2012 between the Corporation and Energy Fuels (the “Arrangement Agreement” and which term shall include the schedules attached thereto). The Transaction will be described in detail in a management proxy circular (the “Circular”) to be prepared by the Corporation and sent to the shareholders of the Corporation.

The Board of Directors of the Corporation (the “Board of Directors”) has engaged Haywood Securities to render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of the Corporation in connection with the Transaction. Haywood Securities has not prepared a valuation of either the Corporation, the US Mining Division, or Energy Fuels, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

The Board of Directors initially contacted Haywood Securities regarding a potential advisory assignment in October, 2011 and Haywood Securities was formally engaged by the Board of Directors pursuant to an agreement dated March 15, 2012 between the Corporation and Haywood Securities (the “Advisory Agreement”). Under the Advisory Agreement, Haywood Securities agreed to render an opinion to the Board of Directors with respect to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of the Corporation in connection with the Transaction. Following the review of the terms of the Transaction by Haywood Securities, Haywood Securities rendered its oral opinion to the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of the Corporation in connection with the Transaction. This Fairness Opinion confirms the oral opinion rendered by Haywood Securities to the Board of Directors on April 9, 2012, and subsequently confirmed on April 16, 2012 and reconfirmed on May 22, 2012.

Head Office — Vancouver Waterfront Centre, 200 Burrard Street Suite 700 Vancouver, BC V6C 3L6 Phone: (604) 697-7100 Facsimile: (604) 697-7499 Toll-Free: (800) 663-9499	Toronto Brookfield Place, 181 Bay Street Suite 2910, PO Box 808 Toronto, ON M5J 2T3 Phone: (416) 507-2300 Facsimile: (416) 507-2399 Toll-Free: (866) 615-2225	Calgary 808 First Street SW, Suite 301 Calgary, AB T2P 1M9 Phone: (403) 509-1900 Facsimile: (403) 509-1999 Toll-Free: (877) 604-0044	London Haywood Securities (UK) Ltd. Grimaldi House, 28 St. James’s Square 2nd Floor London, SW1Y 4JH Phone: +44 (0)20 7031 8000 Facsimile: +44 (0)20 7031 8001

The terms of the Advisory Agreement provide that Haywood Securities is to be paid fees for its services under the Advisory Agreement.

Independence of Haywood Securities

Haywood Securities is not an insider, associate, or affiliate of the Corporation or Energy Fuels or any of their respective associates or affiliates. Haywood Securities has not entered into any other agreements or arrangements with the Corporation or Energy Fuels or any of their affiliates with respect to any future dealings. Haywood Securities, however, acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and Energy Fuels or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Energy Fuels or the Transaction. During the 24 months prior to the engagement of Haywood Securities by the Corporation, Haywood Securities has participated in a financing by Energy Fuels in which Haywood Securities acted as a syndicate member.

Credentials of Haywood Securities

Haywood Securities is one of Canada’s leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a)	reviewed the Arrangement Agreement between the Corporation and Energy Fuels concerning the proposed Arrangement, received May 23, 2012;

(b)	reviewed the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2010 and 2011;

(c)	reviewed the Management’s Discussion and Analysis of the Corporation for the financial years ended December 31, 2010 and 2011;

(d)	reviewed the unaudited consolidated financial statements of the Corporation for the financial quarters ended March 31, June 30, and September 30, 2011;

(e)	reviewed the Management’s Discussion and Analysis of the Corporation for the financial quarters ended March 31, June 30, and September 30, 2011;

(f)	reviewed the audited consolidated financial statements of Denison Mines Holdings Corp. (“DMHC”) for the financial years ended December 31, 2011 and 2010, and the unaudited interim financial statements of DMHC for the interim financial periods ended March 31, 2012 and 2011;

(g)	reviewed the audited consolidated financial statements for White Canyon Uranium Ltd. (“White Canyon”) for the financial years ended June 30, 2011 and 2010;

(h)	reviewed the Annual Information Form of the Corporation for the financial year ended December 31, 2010 and 2011;

(i)	reviewed Denison’s Management Information Circular dated March 26, 2012;

(j)	reviewed the audited consolidated financial statements of Energy Fuels for the financial years ended September 30, 2010 and 2011;

(k)	reviewed the Management’s Discussion and Analysis of Energy Fuels for the financial years ended September 30, 2010 and 2011;

(l)	reviewed the unaudited consolidated financial statements of Energy Fuels for the financial quarters ended December 31, 2010, March 31, 2011, June 30, 2011, and December 31, 2011;

(m)	reviewed the Management’s Discussion and Analysis of Energy Fuels for the financial quarters ended December 31, 2010, March 31, 2011, June 30, 2011, and December 31, 2011;

(n)	reviewed the Annual Information Form of Energy Fuels for the financial years ended September 30, 2010 and 2011;

(o)	reviewed Energy Fuels’ Management Information Circular dated January 10, 2012;

(p)	reviewed the Business Combination Agreement between Energy Fuels and Titan Uranium Inc. dated December 5, 2011;

(q)	reviewed the Business Acquisition Report relating to the acquisition of Titan Uranium Inc. by Energy Fuels dated May 10, 2012;

(r)	conducted discussions with the management of the Corporation concerning the current business plan of Energy Fuels, its operations, its financial condition, its future business prospects and potential alternatives to the Transaction;

(s)	reviewed public information relating to the business, financial condition and trading history of each of the Corporation and Energy Fuels and other select public companies we considered relevant;

(t)	reviewed 43-101 compliant technical reports of each of the Corporation and Energy Fuels;

(u)	reviewed certain historical financial information and operating data concerning the Corporation and Energy Fuels which was provided by the Corporation and Energy Fuels respectively;

(v)	reviewed certain projected financial and operating information, including without limitation, operational forecasts, financial forecasts and internal mine models, which were prepared and provided by the Corporation and Energy Fuels;

(w)	reviewed certain internal documents, including without limitation, monthly reports, management reports, material contracts and exploration reports, which were prepared and provided by the Corporation and Energy Fuels;

(x)	reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of Energy Fuels and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(y)	reviewed the financial results of the Corporation and Energy Fuels and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(z)	reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(aa)	compared the consideration to be received by the common shareholders of the Corporation and its implied transaction value to the historical market prices of the common shares of Energy Fuels;

(bb)	compared the consideration to be received by the common shareholders of the Corporation to the value per common share of Energy Fuels implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(cc)	reviewed certain industry reports and statistics that we deemed relevant for purposes of our analysis;

(dd)	reviewed certain other internal information, prepared for and by the Corporation; and

(ee)	reviewed and considered such other financial, market, technical and industry information, conducted such other investigations, analyses and discussions (including discussions with senior management, legal counsel to the Corporation and other third parties) as we considered relevant and appropriate in the circumstances.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities. Haywood Securities did not meet with the auditors of the Corporation or Energy Fuels and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation, Energy Fuels, DMHC and White Canyon and the reports of the auditor thereon.

Assumptions and Limitations

With the approval and agreement of the Board of Directors, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or Energy Fuels, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Energy Fuels, their respective subsidiaries, associates and affiliates, and to the Transaction. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations. We have relied upon the due diligence review of Energy Fuels conducted by the Corporation and its external consultants and advisors. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or Energy Fuels under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Energy Fuels.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty. Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation and Energy Fuels to which such financial analyses, forecasts, projections, estimates and/or budgets relate. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

We have also assumed that the Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Corporation, and that the other transactions contemplated by the Arrangement Agreement will be consummated as described in the Arrangement Agreement. In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, Energy Fuels and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

We have relied as to all legal matters relevant to rendering our opinion upon advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Energy Fuels or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation as they are reflected in the information provided by the Corporation and as they were represented to us in our discussions with the management of the Corporation. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Shares will trade at any future time. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation, the US Mining Division, or Energy Fuels or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the use of the Board of Directors of the Corporation only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval. Haywood Securities consents to the inclusion of this Fairness Opinion in the Circular. Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the consideration to be received by the common shareholders of the Corporation in connection with the Transaction is fair, from a financial point of view, to such common shareholders of the Corporation.

Yours truly,

HAYWOOD SECURITIES INC.

APPENDIX G

INFORMATION CONCERNING ENERGY FUELS

TABLE OF CONTENTS

Introduction	1
General	1
Technical Information	1
Note Regarding Forward-Looking Information	2
Documents Incorporated By Reference	3
Business of Energy Fuels	4
General	4
Intercorporate Relationships	5
Business of Energy Fuels	5
Recent Developments	6
Significant Acquisitions	7
EFI Shares and Principal Holders Thereof	7
Dividends	7
Price Range and Trading Volume of EFI Shares	7
Prior Sales	8
Business of Energy Fuels Following the Arrangement	8
General	8
Directors and Officers	8
Anticipated Changes in the Business of Energy Fuels	9
Intercorporate Relationships Following the Arrangement	10
Pro Forma Financial Information	10
Pro Forma Consolidated Capitalization	11
Pro Forma Principal Shareholders	11
Pro Forma Consolidated Capitalization of Energy Fuels	12
Proposed Private Placement of Energy Fuels	12
The US Mining Division	12
Operations	12
Mineral Properties	25
Mineral Exploration	40
Environmental and Safety Matters	42
Government Regulation	43
Land Tenure	44
Legal and Regulatory Proceedings	45
Risk Factors	46
Failure to Realize Anticipated Benefits of Strategic Acquisitions	46
Potential Exposure to Increased Environmental Costs and Liabilities	46
Market Price of EFI Shares	47
Dilution	47
Energy Fuels Financing Risk	47
Prior valuations	47
Interest of Informed Persons In Material Transactions	47
Auditor, Registrar and Transfer Agent	48
Exemptions	48
Interests of Experts	48
Additional Information	49
Schedule 1 Pro Forma Financial Information of Energy Fuels	1
Schedule 2 Financial Information of DMHC
Schedule 3 Financial Information of White Canyon

Unless otherwise defined in this Appendix G, all capitalized terms used in this Appendix G have the meaning given to such terms in the Information Circular.

No securities authority has expressed an opinion about the EFI Shares to be distributed to the Shareholders and it is an offence to claim otherwise.

INTRODUCTION

General

The information concerning Energy Fuels contained in this Appendix G, including without limitation, Energy Fuels’ plans in respect of the US Mining Division, has been provided by Energy Fuels. Although Denison has no knowledge that would indicate that any of such information is untrue or incomplete, Denison does not assume any responsibility for the accuracy or completeness of such information or the failure by Energy Fuels to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Denison.

Technical Information

The disclosure in this Appendix G, including in the documents incorporated herein by reference, of a scientific or technical nature for Energy Fuels’ material properties and for the properties comprising the US Mining Division is based on technical reports prepared for those properties in accordance with NI 43-101 and from other information that has been prepared by or under the supervision of Qualified Persons and included in this Information Circular with the consent of such persons. In particular, the technical information in this Appendix G regarding the US Mining Division was prepared in accordance with NI 43-101 and the technical information in this Appendix G regarding the Sheep Mountain Project was prepared by Douglas L. Beahm, P.E., P.G. of BRS Inc. in accordance with NI 43-101 and is extracted from the preliminary feasibility study for Sheep Mountain dated April 13, 2012 entitled “Sheep Mountain Uranium Project Fremont County, Wyoming USA, Updated Preliminary Feasibility Study National Instrument 43-101 Mineral Reserve and Resource Technical Report” which is filed on SEDAR at www.sedar.com. Terry Wetz, P.E., Denison’s Director of Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101, is responsible for the mineral resources estimates for Denison’s properties in the United States and all disclosure of scientific or technical information concerning mineral projects within the US Mining Division in this Appendix G. In addition, technical information was extracted from the following technical reports prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado: (i) the “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, dated March 15, 2011; (ii) “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Property, San Juan County, Utah”, dated March 15, 2011; and (iii) “Technical Report on Colorado Plateau Partners LLC (Energy Fuels Resources Corporation and Lynx-Royal JV) Sage Plain Project (Including the Calliham Mine and Sage Mine) San Juan County, Utah and San Miguel County, Colorado”, dated December 16, 2011, prepared for Colorado Plateau Partners LLC, a joint venture between subsidiaries of Energy Fuels and Aldershot Resources Ltd.; from “NI 43-101 Technical Report on San Rafael Uranium Project (including the Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”, dated March 21, 2011, prepared by O. Jay Gatten, Professional Geologist, of North American Exploration, Inc.; from “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.” dated February 26, 2007, prepared by Thomas C. Pool, Professional Engineer and David A. Ross. Professional Geoscientist of RPA Inc.; from “Technical Report on the Henry Mountains Complex Uranium Project, Utah, U.S.A” dated September 9, 2006, prepared by Thomas C. Pool, Professional Engineer of RPA Inc.; from “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.” dated June 24, 2009, prepared by David A. Ross, Professional Geoscientist and Christopher Moreton, Professional Geoscientist of RPA Inc.; from “Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex Uranium Project, Utah, U.S.A.” dated March 19, 2009, prepared by Douglas H. Underhill, Certified Professional Geologist and William E. Roscoe, Professional Engineer of RPA Inc.

The technical reports referred to or incorporated by reference herein have been filed on Energy Fuels’ and Denison’s SEDAR profiles, as applicable, and can be reviewed at www.sedar.com.

Note Regarding Forward-Looking Information

Certain statements contained in this Appendix G, and in certain documents incorporated by reference into this Appendix G, constitute “forward-looking information” within the meaning of applicable Canadian Securities Laws and “forward-looking statements” within the meaning of applicable US Securities Laws (collectively, “forward-looking information”). All forward-looking information is based on the current expectations, estimates, projections, beliefs and assumptions of Denison and Energy Fuels based on information available at the time the information was provided and in light of their experience and perception of historical trends. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “plan”, “intend”, “design”, “target”, “undertake”, “view”, “indicate”, “maintain”, “explore”, “schedule”, “objective”, “strategy”, “likely”, “potential” and similar words and expressions are intended to identify forward-looking information. By its nature, forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Denison and Energy Fuels believe the expectations reflected in its forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in, or incorporated by reference into, this Appendix G should not be unduly relied upon. This information speaks only as of the date of the Information Circular or as of the date specified in the documents incorporated by reference into this Appendix G, as the case may be.

In particular, this Appendix G, and the documents incorporated by reference herein, contains forward-looking information pertaining to, among other things: Energy Fuels’ strategies and objectives, both generally and specifically in respect of the proposed Piñon Ridge Mill facility and Energy Fuels’ Colorado, Utah, Arizona, New Mexico, Wyoming and Canadian properties; the potential for the development of the Piñon Ridge Mill; the outcome of litigation; the potential for the expansion of current mineral resources and mineral reserves; the timing of decisions and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for Energy Fuels’ ongoing exploration programs on its properties; Energy Fuels’ estimates of the quality and quantity of the mineral resources and mineral reserves at its mineral properties; Denison’s estimates of the quality and quantity of the resources at its mineral properties forming part of the US Mining Division; the timing and cost of the planned future exploration programs at the Sheep Mountain Project and the timing of the receipt of results therefrom; Energy Fuels’ future cash requirements; general business, market and economic conditions; Energy Fuels’ ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations; Energy Fuels’ ongoing business plan; expectations of Energy Fuels respecting integration risks; information about the US Mining Division and the effects of the Arrangement, including but not limited to, the business, operations and financial performance of Energy Fuels following completion of the Arrangement; and information about the EFI Share Consolidation, including but not limited to, Energy Fuels’ business, operations and financial performance following completion of the EFI Share Consolidation.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information throughout this Information Circular. These factors and assumptions include, but are not limited to: the ability of Energy Fuels following the Arrangement to realize the enhanced growth opportunities currently anticipated, in particular with respect to the US Mining Division; the market, level and volatility of the price of commodities in general, and uranium and vanadium in particular; conditions in the financial markets generally; general business and economic conditions; the completion of the Arrangement and the EFI Share Consolidation; the proposed timeline for the construction of the Piñon Ridge Mill and anticipated production dates; Energy Fuels’ ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs, especially with respect to the Sheep Mountain Property; Energy Fuels’ ability to attract and retain key staff; the accuracy of Energy Fuels’ and Denison’s mineral resource and mineral reserves estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based; the timing of the ability to commence and complete the planned work at the Sheep Mountain Property; the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Energy Fuels’ current properties and with respect to the US Mining Division and Energy Fuels’ ability to comply with such terms on a safe and cost-effective basis; and the ongoing relations of Energy Fuels with the underlying optionors and/or lessors and the applicable regulatory agencies.

Actual results could differ materially from those anticipated in the forward-looking information provided as a result of the material risks and uncertainties including, without limitation: the Arrangement and/or the EFI Share Consolidation may not be completed in the manner or on the timelines anticipated, or at all; Denison and/or Energy Fuels may be unable to satisfy the conditions of the Arrangement including obtaining the required consents, permits or approvals, including Shareholder, TSX and NYSE MKT approval and the Final Order of the Court approving the Arrangement; the occurrence of an event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; Energy Fuels may fail to realize the anticipated synergies and benefits of the Purchase and Sale Transaction; volatility in market prices for commodities; volatility in exchange rates for the Canadian dollar relative to other world currencies; changes in general economic, market and business conditions in Canada, North America, and worldwide; actions by governmental or regulatory authorities including changes in income tax laws; global financial conditions; volatility in market prices for uranium and vanadium; the risk that upon completion of the Arrangement and/or the EFI Share Consolidation the market value of EFI Shares will be different from the value at the time the Arrangement was agreed and the EFI Share Consolidation was approved; the ability of Energy Fuels to access capital required to carry out its intended business plans and operations; changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and mineral resources and production; uncertainty as to environmental, reclamation and decommissioning liabilities; risks related to the ability of Energy Fuels to identify one or more economic deposits on its current properties, variations in the nature, quality and quantity of any mineral deposits that may be located on its properties; failure to obtain industry partner, government and other third party consents and approvals, when required; delays in obtaining permits and licences for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Energy Fuels to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities the potential influence of, or reliance upon, its business partners; the adequacy of insurance coverage; compliance with environmental laws; litigation risk; construction risk; maintaining safe work sites; project risks; and the impact of environmental issues, including climate change.

Readers are cautioned that the foregoing lists are not exhaustive. The information contained in the Information Circular, including the information provided under the heading “Risk Factors” therein and the information provided under the heading “Risk Factors” in this Appendix G and in the documents incorporated by reference in this Appendix G, discusses certain of the items identified above and their impact more fully and identifies additional factors and uncertainties that could affect the performance and operating results of Energy Fuels and the US Mining Division. Readers are urged to carefully consider those factors and the other information contained or incorporated by reference in this Information Circular. The impact of any one risk, uncertainty or other factor on specific forward-looking information is not determinable with certainty as these factors are interdependent and the future course of action by management of Energy Fuels will depend upon the assessment of all information at that time.

Denison and Energy Fuels have included the above summary of assumptions and risks related to forward-looking information provided in this Appendix G in order to provide Shareholders with a more complete perspective on Energy Fuels’ current and future business and operations, the US Mining Division and the future business and operations of Energy Fuels and such information may not be appropriate for other purposes. The actual results, performance or achievements of Energy Fuels could differ materially form those expressed in, or implied by, this forward-looking information and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information will transpire or occur, or if any of them do so, the benefits that Energy Fuels or Shareholders will derive therefrom.

Denison and Energy Fuels do not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as may be required pursuant to applicable laws. Any forward-looking information contained or incorporated by reference herein is expressly qualified by this cautionary statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Appendix G from documents filed by Energy Fuels with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference concerning Energy Fuels may be obtained on request without charge from Energy Fuels at 2 Toronto Street, Suite 500, Toronto, Ontario M5C 2B6, telephone: (303) 974-2140, fax: (303) 974-2141. In addition, copies of the documents incorporated by reference in this Appendix G may be obtained under Energy Fuels’ profile on SEDAR at www.sedar.com.

The following documents, filed by Energy Fuels with securities commissions or similar authorities in certain provinces of Canada, are specifically incorporated by reference into and form an integral part of this Appendix G:

(a)	the Energy Fuels AIF;

(b)	the audited consolidated financial statements of Energy Fuels for the years ended September 30, 2011 and 2010 together with the report of the auditors thereon;

(c)	management’s discussion and analysis of the financial condition and operating results of Energy Fuels for the year ended September 30, 2011;

(d)	the unaudited interim consolidated financial statements of Energy Fuels for the three and six months ended March 31, 2012 and 2011;

(e)	management’s discussion and analysis of the financial condition and operating results of Energy Fuels for the three and six months ended March 31, 2012;

(f)	management information circular dated January 10, 2012 in connection with the annual and special meeting of EFI Shareholders held on February 10, 2012;

(g)	material change report dated March 8, 2012 respecting the completion of the Titan Arrangement;

(h)	business acquisition report dated May 10, 2012 respecting the completion of the Titan Arrangement;

(i)	technical report entitled “Sheep Mountain Uranium Project Fremont County, Wyoming, USA, Updated Preliminary Feasibility Study National Instrument 43-101 Mineral Reserve and Resource Technical Report” dated April 13, 2012 and effective March 20, 2012; and

(j)	material change report dated April 25, 2012 with respect to Energy Fuels entering into the Letter Agreement.

Any documents of the type described in Section 11.1(1) of Form 44-101F1 – Short Form Prospectus, if filed by Energy Fuels with the securities commissions or similar authorities in the provinces of Canada after the date of this Information Circular and before the Effective Date of the Arrangement, are deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Appendix G to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix G.

BUSINESS OF ENERGY FUELS

General

Energy Fuels is a public company continued under the laws of Ontario. Energy Fuels was incorporated on June 24, 1987 in the Province of Alberta under the name “Volcanic Metals Exploration Inc.” On September 2, 2005, it was continued under the OBCA. Volcanic Metals Exploration Inc. changed its name to “Energy Fuels Inc.” on May 26, 2006.

The registered office of Energy Fuels is located at Suite 500, 2 Toronto Street, Toronto, Ontario, M5C 2B6. The principal office of Energy Fuels’ US subsidiaries is located at Suite 600, 44 Union Blvd., Lakewood, Colorado, 80228.

The EFI Shares trade on the TSX under the symbol ‘EFR’.

For information relating to the business of Energy Fuels and its material mineral properties, please see the Energy Fuels AIF as filed on SEDAR at www.sedar.com and which is incorporated by reference in this Appendix G. Additional information may be found on Energy Fuels’ website at www.energyfuels.com.

Intercorporate Relationships

The following chart shows, in a simplified manner, the intercorporate relationships between Energy Fuels and its Material Subsidiaries as at the date hereof.

Business of Energy Fuels

Energy Fuels is a Toronto, Ontario based uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona and New Mexico. Energy Fuels’ mission has been to build a fully integrated uranium and vanadium production company through exploration, development, mining, milling and sales, primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado and Utah) and in the broader western United States. In addition, Energy Fuels has a corporate strategy of consolidating prospective uranium properties within the western United States and has been actively seeking suitable acquisition candidates.

Energy Fuels currently has two permitted mines in its mineral property portfolio. The Whirlwind Mine is located in the northern Uravan mineral belt approximately four miles southwest of Gateway, Colorado. The Energy Queen Mine is located in the mineral belt near the town of La Sal, Utah. The permit for the Energy Queen Mine was transferred by Denison Mines (USA) Corp., a wholly-owned subsidiary of DMHC, to Energy Fuels in January, 2008.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming and New Mexico, as well as exploration properties in Athabasca Basin in Saskatchewan totalling approximately 32,000 additional acres, Energy Fuels has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals.

On March 1, 2012, Energy Fuels announced an updated preliminary feasibility study for its Sheep Mountain Project. The study contemplates the concurrent development of the underground and open pit deposits for a 15 year mine life. This option generates a pre-tax internal rate of return (“IRR”) of 42% and a net present value (“NPV”) of US$201 million, at a 7% discount rate and a US$65/lb long term U3O8 price. This option has an expected initial capital expenditure requirement of US$109 million and operational expenditure of US$32.31 per lb recovered. The Sheep Mountain project is currently at an advanced stage of permitting. Production is expected to commence in 2015, with a peak production rate of 1.5 million lbs U3O8 per year.

The Sheep Mountain Project contains an Indicated Mineral Resource of 12,895,000 tons at an average grade of 0.12% eU3O 8 (30,285,000 lbs eU3O8 ). This figure includes Probable Reserves of 7,453,000 tons at an average grade of 0.123% eU3O8 (18,365,000 lbs eU3O8). Energy Fuels’ Colorado Plateau properties additionally contain Measured Mineral Resources and Indicated Mineral Resources of 1,960,000 tons at an average grade of 0.24% eU3O8 and 0.89% V2O5 (9,321,800 lbs eU3O8 and 35,017,000 lbs V2O5), comprised of 824,600 tons Measured Mineral Resources at an average grade of 0.24% eU3O8 and 0.89% V2O5 (3,722,100 lbs eU3O8 and 21,546,700 lbs V2O5) and 1,135,400 tons Indicated Mineral Resources at an average grade of 0.24% eU3O8 and 0.89% V2O5 (5,599,700 lbs eU3O8 and 13,470,300 lbs V2O5).

Management of Energy Fuels will continue to pursue and evaluate strategic options, including partnerships, joint ventures and acquisition opportunities that enhance shareholder value and which fit within Energy Fuels’ mineral resource development strategy. In the past, funding for exploration and development operations has been obtained through equity offerings. Future operations (and the ability to meet mineral property option commitments) are dependent upon Energy Fuels’ continuing ability to finance expenditures and achieve profitable operations. Energy Fuels continues to evaluate other funding sources such as debt, joint ventures, non-core asset divestitures, strategic partnerships and project financing to finance its growth.

Recent Developments

The following is a summary of recent developments since the Energy Fuels AIF was filed on December 17, 2011.

On February 29, 2012, Energy Fuels and Titan completed the Titan Arrangement whereby Titan was merged into Energy Fuels. On February 29, 2012, Titan became a wholly-owned subsidiary of Energy Fuels. Energy Fuels issued an aggregate of 89,063,997 EFI Shares in exchange for all of the 130,976,467 issued and outstanding common shares of Titan (“Titan Shares”) on the basis of 0.68 of an EFI Share for each whole Titan Share. In addition, 14, 926,881 EFI Shares were reserved for issuance upon exercise of warrants issued by Titan. As a part of the Titan Arrangement, Sheldon Inwentash, Richard Patricio and Larry Goldberg were added to the EFI Board. The Titan Arrangement added over 30 million lbs of eU3O8 to Energy Fuels’ portfolio from the Sheep Mountain Project located in Freemont County, Wyoming. At full production, the Sheep Mountain Project is anticipated to produce approximately 15 million lbs of U3O8 per year. It is anticipated that all permits for the Sheep Mountain Project will be obtained by 2015. These include an environmental impact statement and plan of operations approved by the U.S. Nuclear Regulatory Commission. Further details on the Titan Arrangement may be found in Energy Fuels’ public disclosure documents filed under Energy Fuels’ profile on SEDAR.

On March 1, 2012, Energy Fuels announced the results of a prefeasibility study on the Sheep Mountain Project (the “Sheep Mountain PFS”). The Sheep Mountain PFS was posted on SEDAR on April 13, 2012. The Sheep Mountain Project is an existing mine with both open and underground components. The U3O8 will be extracted in a heap leach recovery facility. The Sheep Mountain PFS analyzed three development scenarios for the Sheep Mountain Project (assuming a price of $65/lb of U3O8) as follows:

•

Open Pit and Underground – Concurrent Start: Under this scenario, production from both the open pit and underground components will begin simultaneously. This scenario has an IRR of 42%, an NPV of US$200.6 million (at 7%), initial capital expenditures of US$109.4 million and operating expenses of US$32.31/lb U3O8 .

•

Open Pit and Underground – Concurrent End: Under this scenario, production would initially be from the open pit and production from the underground component would begin later so that both open pit and underground mining would end at the same time. This scenario has an IRR of 35%, an NPV of US$173.5 million (at 7%), initial capital expenditures of US$118.5 million and operating expenses of US$32.31/lb U3O8.

•

Open Pit Only: Under this scenario, production would occur only in the open pit, with no underground mining. This scenario has an IRR of 33%, an NPV of US$96.0 million (at 7%), initial capital expenditures of US$60.8 million and operating expenses of US$31.31/lb U3O8.

On April 16, 2012, Energy Fuels and Denison announced the signing of the Letter Agreement.

Energy Fuels is the holder of a radioactive materials license issued by the State of Colorado for the Piñon Ridge Mill (the “Piñon License”). Since the spring of 2011, the Piñon License has been subject to a legal challenge from a non-governmental organization and two municipalities located about 60 miles from the proposed project. The challenge is being heard in State District Court in Denver, Colorado. If built, the Piñon Ridge Mill would be the second operating conventional uranium mill in the United States (the other being White Mesa). The Piñon Ridge Mill is being designed and permitted at a capacity of 500 tons per day. Since December 17, 2011, all of the parties to the challenge have submitted each of their briefs to the court. The parties are awaiting decisions by the court on various motions, including a request for oral arguments made by Energy Fuels and the Colorado Department of Public Health and Environment in their reply briefs. A decision on this case is expected by the summer or fall of 2012.

Significant Acquisitions

Energy Fuels did not complete any significant acquisitions during 2011 for which a business acquisition report under NI 51-102 has not been filed. Information concerning the Titan Arrangement is contained in the management information circular of Energy Fuels dated January 10, 2012 relating to the annual and special meeting of EFI Shareholders held on February 10, 2012 and in the business acquisition report of Energy Fuels respecting the Titan Arrangement dated May 10, 2012, which documents are incorporated by reference herein.

EFI SHARES AND PRINCIPAL HOLDERS THEREOF

Energy Fuels is authorized to issue an unlimited number of EFI Shares. As at May 25, 2012, 214,336,818 EFI Shares were issued and outstanding. The holders of EFI Shares are entitled to receive notice of, and to one vote per EFI Share at, every meeting of shareholders of Energy Fuels, to receive such dividends as the EFI Board declares and to share equally in the assets of Energy Fuels remaining upon the liquidation, dissolution or winding up of Energy Fuels after the creditors of Energy Fuels have been satisfied.

To the knowledge of the directors and executive officers of Energy Fuels, as at the date hereof, Dundee Resources Limited beneficially owns, or controls or directs, directly or indirectly, approximately 10.7 % of the issued and outstanding EFI Shares.

Dividends

Holders of EFI Shares are entitled to receive dividends if, as and when declared by the EFI Board. The directors of Energy Fuels have adopted a policy of dedicating cash flow to reinvestment in the business of EFI. Accordingly, no dividends have been declared to date.

Price Range and Trading Volume of EFI Shares

The outstanding EFI Shares are listed and posted for trading on TSX under the trading symbol ‘EFR’. The following table sets forth the closing price range and trading volume of the EFI Shares on TSX for the periods indicated.

Period	High	Low	Trading Volume
2011
April	0.60	0.44	503,654
May	0.485	0.365	240,876
June	0.42	0.315	177,510
July	0.435	0.36	200,464
August	0.385	0.285	162,642
September	0.33	0.22	117,687
October	0.465	0.20	193,446
November	0.295	0.145	91,945
December	0.34	0.28	119,200
2012
January	0.38	0.295	283,794
February	0.36	0.31	298,668
March	0.36	0.26	234,154
April	0.31	0.235	457,662
May 1 – 25	0.285	0.24	193,786

The closing price of the EFI Shares on the TSX on April 13, 2012, the last day on which the EFI Shares traded prior to the announcement of the Arrangement, was Cdn$0.24. The closing price of the EFI Shares on the TSX on May 25, 2012, the trading day prior to the date of the Information Circular was Cdn$0.26.

Prior Sales

During the 12-month period prior to the date of this Information Circular the only issuances of EFI Shares or securities convertible or exchangeable into EFI Shares by Energy Fuels were as follows:

Description	Number of Securities	Price per Security	Date of Issuance
EFI Options	136,000	$0.39	March 7, 2012
EFI Options	680,000	$0.86	March 7, 2012
EFI Options	5,840,000	$0.31	March 7, 2012
Titan Warrants	1,486,725	$0.74	February 29, 2012(1)
Titan Warrants	11,333,372	$0.66	February 29, 2012(1)
Titan Warrants	1,766,784	$0.44	February 29, 2012(1)
Titan Warrants	340,000	$0.31	February 29, 2012(1)

Note:

(1)	Pursuant to the Titan Arrangement, the warrants became exercisable for EFI Shares effective February 29, 2012.

BUSINESS OF ENERGY FUELS FOLLOWING THE ARRANGEMENT

General

On completion of the Arrangement, DMHC and White Canyon will become wholly-owned subsidiaries of Energy Fuels. Energy Fuels will continue to be a corporation governed by the laws of Ontario and the EFI Shares will continue to trade on the TSX under the symbol ‘EFR’.

Energy Fuels’ registered office will remain at 2 Toronto Street, Suite 500, Toronto, Ontario M5C 2B6.

Energy Fuels’ transfer agent will continue to be CIBC Mellon Trust Company and its auditors will continue to be KPMG LLP, Chartered Accountants.

Directors and Officers

On completion of the Arrangement, two of Denison’s directors will be nominated to the EFI Board. The Additional Director Nominees are Ron F. Hochstein and Robert Dengler.

Ron F. Hochstein was appointed President and Chief Executive Officer of Denison in 2009, after having served as its President and Chief Operating Officer since 2006, when IUC and DMI combined to form Denison. Mr. Hochstein served as President and Chief Executive Officer of IUC from 2000 to 2006 after service as Vice-President Corporate Development and Vice-President and Chief Operating Officer. Prior to joining IUC, Mr. Hochstein was a project manager with Simons Mining Group and was with Noranda Minerals as a metallurgical engineer. Mr. Hochstein is a Professional Engineer and holds an M.B.A. from the University of British Columbia and a B.Sc. from the University of Alberta.

Robert Dengler is currently engaged as a Corporate Director. In 2006, Mr. Dengler retired from his position as Non-Executive Vice-Chairman of Dynatec Corporation. Until January 2005, Mr. Dengler served as President and Chief Executive Officer of Dynatec Corporation, a position which he held for 25 years. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. Mr. Dengler has more than 40 years of management experience. Mr. Dengler obtained his B.Sc. from Queen’s University in 1964.

To accommodate the two Additional Director Nominees, Energy Fuels intends to increase the size of the EFI Board to ten directors. After giving effect to such changes, the EFI Board will consist of Stephen P. Antony, J. Birks Bovaird, Paul A. Carroll, Mark E. Goodman, Bruce D. Hansen, Larry Goldberg, Sheldon Inwentash, Richard Patricio, Ron F. Hochstein and Robert Dengler, being the current Energy Fuels directors plus the two Additional Director Nominees. Information with respect to Energy Fuels’ existing directors can be found in Energy Fuels’ management information circular dated January 10, 2012 in connection with the annual and special meeting of EFI Shareholders held on February 10, 2012, which has been filed on Energy Fuels’ SEDAR profile at www.sedar.com.

On completion of the Arrangement, Stephen P. Antony will continue as President and Chief Executive Officer of Energy Fuels, Jeffrey L. Vigil will continue as Vice President and Chief Financial Officer of Energy Fuels and Gary R. Steele, currently Executive Vice President – Corporate Marketing of Energy Fuels will become Senior Vice President – Corporate Marketing. In addition, the current Executive Vice President, US Operations of Denison Mines (USA) Corp., Harold R. Roberts, will become the Executive Vice President and Chief Operating Officer of Energy Fuels and the current Vice President, Regulatory Affairs, Counsel and Corporate Secretary of Denison Mines (USA) Corp., David C. Frydenlund, will become the Senior Vice President, Regulatory Affairs and General Counsel of Energy Fuels.

Harold R. Roberts was appointed Executive Vice President, US Operations in 2006. Prior to that date, he was Vice President Corporate Development of International Uranium (USA) Corporation from 2005 to 2006. Mr. Roberts also worked as a consultant to the Corporation from 2003 to 2004 and was Vice President of a predecessor company of International Uranium (USA) Corporation, from 2001 to 2003. Beginning in 1978, Mr. Roberts was employed by Energy Fuels Nuclear, Inc. in various technical and management positions including participation in the design and construction of the White Mesa Uranium Mill, located near Blanding, Utah. He was named the President of Energy Fuels Nuclear, Inc. prior to the acquisition of the Energy Fuels Nuclear, Inc. uranium assets by International Uranium (USA) Corporation in 1997, after which he held various positions related to operations oversight and project development. Mr. Roberts obtained his Bachelor of Science degree in Civil Engineering from Montana State University in 1975, and he is a registered professional engineer in several U.S. states.

David C. Frydenlund was appointed Vice President, U.S. Legal and Regulatory Affairs in 2006 and Corporate Secretary in February 2010. Prior to that, he was Vice President and General Counsel and Corporate Secretary from 1997 to 2006 and Chief Financial Officer and Treasurer from 2000 to 2005. Mr. Frydenlund was a Director of IUC from 1997 to 2005.

Anticipated Changes in the Business of Energy Fuels

Energy Fuels anticipates continuing Denison’s current operations in the US Mining Division and growing production at White Mesa as mine development and market conditions warrant.

The Arrangement is consistent with Energy Fuels’ consolidation strategy. If the Arrangement is completed, Energy Fuels will be the largest 100% US pure-play uranium producer and one of the largest holders of NI 43-101 compliant US-based uranium resources.

Upon completion of the Arrangement, Energy Fuels will continue to hold its rights to the Piñon Ridge Mill located in Montrose County, Colorado, the Whirlwind Mine, located in Mesa County, Colorado and Grand County, Utah, the Energy Queen Mine, located in San Juan County, Utah, the San Rafael Project, located in Emery County, Utah, the Sage Plain Project, located in San Juan County, Utah and San Miguel County, Colorado and its Sheep Mountain Project located in Fremont County, Wyoming. In addition, Energy Fuels will hold through its wholly-owned subsidiary DMHC the following material assets comprising the US Mining Division:

(a)	the White Mesa mill (“White Mesa”), a 2,000-ton per day uranium and vanadium processing facility near Blanding, Utah;

(b)	the Colorado Plateau mines and exploration properties, straddling the Colorado and Utah border (the “Colorado Plateau Mines”);

(c)	the Daneros uranium mine (“Daneros”) in the White Canyon District (as defined below) of southeastern Utah, and other exploration properties;

(d)	the Arizona Strip properties (“Arizona Strip”); and

(e)	the Henry Mountains Uranium Complex in southern Utah (“Henry Mountains Complex”) and other exploration properties through Denison Henry Mountains LLC.

Intercorporate Relationships Following the Arrangement

The following chart shows, in a simplified manner, the intercorporate relationship between Energy Fuels and its Material Subsidiaries after giving effect to the Arrangement.

Pro Forma Financial Information

Certain selected unaudited pro forma consolidated financial information is set forth in the following table. Such information is in summary form and should be read in conjunction with the unaudited pro forma consolidated financial statements of Energy Fuels after giving effect to the Arrangement as at and for the six months ended March 31, 2012 and for the year ended September 30, 2011 included in Schedule 1 to this Appendix G. For greater clarity, the unaudited pro forma consolidated statements for the six months ended March 31, 2012 and for the year ended September 30, 2011 also give effect to the acquisition of Titan by Energy Fuels as if the acquisition occurred on October 1, 2010.The pro forma adjustments are based upon the assumptions described in the notes to the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the pro forma consolidated financial statements or of the results expected in future periods. See Schedule 1 – Pro Forma Financial Information of Energy Fuels.

Pro Forma Statement of Financial Position Data		At March 31
(Unaudited, in thousands of US dollars)		2012
Current assets		$56,301
Investments		50
Property, plant and equipment		52,661
Mineral properties		43,051
Exploration and evaluation costs		56,670
Restricted cash		29,252

Total assets		$237,985

Current liabilities		$11,663
Long-term debt obligations		622
Long-term decommissioning obligations		8,899
Long-term other liabilities		99

Total liabilities		21,283

Total shareholders’ equity		216,702

Total liabilities and shareholders’ equity		$237,985

	6 Months Ended	12 Months Ended
Pro Forma Statements of Comprehensive Loss Data	March 31	September 30
(Unaudited, in thousands of US dollars except per share amounts)	2012	2011
Revenues	$54,328	$71,003
Net income (loss) for the period	(6,965)	(30,619)
Comprehensive income (loss) for the period	(6,923)	(34,437)

Net income (loss) per share—basic	$(0.01)	$(0.05)
Net income (loss) per share—diluted	(0.01)	(0.05)

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Energy Fuels effective March 31, 2012, both before and after giving effect to the Arrangement (all dollar amounts have been rounded to the nearest US$1,000):

Designation	Authorized	Prior to giving effect to the Purchase and Sale Transaction as at March 31, 2012	After giving effect to the Purchase and Sale Transaction as at March 31, 2012(2)
EFI Shares(1)	Unlimited	US$92,047 (213,274,084 shares)	US$199,380 (642,715,578 shares)
Debt – Long Term	US$ —	US$622	US$622

Notes:

(1)	As at March 31, 2012, Energy Fuels also had options outstanding to purchase an aggregate of 12,957,800 EFI Shares all at an average exercise price of Cdn$0.48 per share, agents’ compensation warrants outstanding to purchase 1,610,000 EFI Shares at an exercise price of Cdn$0.50 per EFI Share, warrants outstanding to purchase 11,500,000 EFI Shares at an exercise price of Cdn$0.65 per EFI Share and warrants outstanding to purchase 14,926,881 EFI Shares at an average exercise price of Cdn$0.36 per EFI Share.
(2)	Amounts provided on a pre-consolidation basis. It is the intention of Energy Fuels, provided that the requisite EFI Shareholder approval is obtained, to consolidate the EFI Shares on a 10-for-1 basis subsequent to the Effective Date.

Pro Forma Principal Shareholders

See “Information Concerning Energy Fuels After the Arrangement – Principal Shareholders” in the Information Circular for information concerning persons who will beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of the voting rights attached to the outstanding EFI Shares before and after giving effect to the Arrangement.

Pro Forma Consolidated Capitalization of Energy Fuels

See “Information Concerning Energy Fuels After the Arrangement – Pro Forma Consolidated Capitalization” in the Information Circular for a table that sets forth the consolidated capitalization of Energy Fuels effective March 31, 2012, before and after giving effect to the Arrangement on a pre-consolidation basis and assuming that no Dissent Rights are exercised.

Proposed Private Placement of Energy Fuels

A condition of the completion of the Arrangement is that the consolidated working capital of Energy Fuels as of the Effective Date, without giving effect to the Arrangement, shall not be less than US$4,000,000. In order to meet this financial requirement, Energy Fuels will need to raise additional working capital prior to the Effective Date. It is currently contemplated that such additional working capital will be raised by way of a private placement of EFI Shares and warrants exercisable for EFI Shares. The terms of such private placement have not been finalized and there is no assurance that such private placement will be completed.

THE US MINING DIVISION

Following the completion of the Arrangement, Energy Fuels will own and operate the US Mining Division. The following provides an overview of the material attributes of the US Mining Division.

Operations

White Mesa

White Mesa is a fully licensed uranium mill with a vanadium co-product recovery circuit located in southeastern Utah near the Colorado Plateau District (as defined below), the Henry Mountains Complex, the Arizona Strip and the White Canyon District. White Mesa is approximately six miles south of the city of Blanding, Utah. Access is by US Highway 191.

Construction of White Mesa began in 1979, and conventionally-mined uranium/vanadium ore was first processed in May, 1980. The mill uses sulphuric acid leaching and a solvent extraction recovery process to extract and recover uranium and vanadium. The mill has been operated on a campaign basis since its initial start-up due to variable uranium market conditions.

In addition to the conventional ore circuit, a circuit for processing certain types of alternate feed materials was built in 2009. This circuit enables the mill to process both conventional ore and alternate feed materials simultaneously. See “The US Mining Division – Operations – Alternate Feed Materials”.

White Mesa is licensed to process an average of 2,000 tons of ore per day and to produce up to 8.0 million pounds of U3O8 per year. In full operation, White Mesa employs approximately 150 people.

Current Condition and Operating Status

In late 2006, Denison began a program to refurbish White Mesa. The refurbishment program included the purchase of mobile equipment, restoration of the vanadium roasting, fusion and packaging circuits, replacement of major pumps and component drives, modernization of the mill’s instrumentation and process control systems, and completion of the relining of tailings cell 4A (“Cell 4A”). The total cost of the refurbishment program was approximately US$31.0 million and was completed in 2008.

In April, 2008, White Mesa began processing uranium/vanadium conventional ore and producing uranium concentrate. Production of vanadium began in July, 2008 after completion of the refurbishment of the vanadium circuit. Processing of conventional ore continued through the end of March, 2009 when the mill was shut down for approximately 30 days for relining of the semi-autogenous grinding mill and other critical maintenance activities. Processing of conventional ore recommenced near the end of April; however, conventional ore processing was discontinued near the end of May for the remainder of 2009 due to a decline in uranium prices. White Mesa began processing conventional ore again in March, 2010 and continued through to June, 2011. Conventional ore processing recommenced in November, 2011. During 2011, White Mesa processed approximately 110,000 tons of uranium/vanadium ore from the Colorado Plateau, 24,800 tons of ore from Arizona 1, 32,000 tons of ore from Daneros and 5,800 tons of ore from the Ore Purchase Program (defined below). See “The US Mining Division – Operations – Ore Purchase and Toll Milling”.

Processing of two different alternate feed materials occurred in 2011 using the separate alternate feed circuit built in 2009. In addition, two other alternate feed materials were processed using the conventional ore circuit in October, 2011.

Production at White Mesa over the past five years is shown below.

	2011	2010	2009	2008	2007
Alternate Feed Milled (tons)	12,040	310	177	—	44,136

Conventional Ore Milled (tons)	172,600	194,440	144,434	248,744	—

Uranium Production (‘000’s pounds U3O8 )
Alternate Feed	200	299	191	94	254
Conventional Ore	811	754	423	791	—
Total Uranium Production	1,011	1,053	614	885	254

Vanadium Production (‘000s pounds V2O5 )	1,290	2,347	501	1,223	—

Year-end Ore Stockpile (tons)	91,430	92,821	174,358	122,477	84,943

Tolled Ore Milled (tons)	—	39,289	—	—	—

White Mesa processed conventional ore during the first two months of 2012, and conventional ore processing will resume in August, 2012. Conventional ore from the Colorado Plateau, Daneros and Arizona 1 will be processed. Processing of four different alternate feed materials is expected to continue throughout 2012. Two of the alternate feed materials will be processed using the alternate feed circuit, while two other materials will be processed using the conventional ore circuit during the period when there is no conventional ore processing planned. Energy Fuels anticipates continuing with the implementation of Denison’s plans for White Mesa, but increasing production over time as mine development and market conditions warrant.

White Mesa Licence

White Mesa operates under a Radioactive Materials Licence issued by the State of Utah (the “Utah Radioactive License”). The licence came up for renewal on March 31, 2007. A Licence Renewal Application was submitted to the Utah Department of Environmental Quality (“UDEQ”), Division of Radiation Control (“DRC”) on February 28, 2007. The licence renewal process is underway. The licence remains in effect in its current form during the licence renewal process.

Tailings Disposal

Synthetic lined cells are used to contain tailings and, in one case, solutions for evaporation. As each tailings cell is filled with tailings, the water is drawn off and pumped to the evaporation pond and the tailings solids allowed to dry. When a cell reaches final capacity, reclamation will begin with the placement of interim cover over the tailings. Additional cells are excavated, and the overburden is used to reclaim previous cells. In this way, there is an ongoing reclamation process.

Denison completed a refurbishment of Cell 4A in August, 2008 and received an operating permit from the DRC in September, 2008. Cell 4A has been in operation since that time and provides approximately 2.0 million tons of tailings capacity.

To ensure sufficient volume for tailings and surface area for tailings solution evaporation, Denison began the licensing process for tailings cell 4B (“Cell 4B”) in 2009. Construction of Cell 4B was completed in December, 2010 and final approval to begin use of Cell 4B was received in January, 2011. Cell 4B is currently being used for additional evaporation capacity and provides an additional approximately 2.0 million tons of tailings capacity.

Environmental

Denison detected some chloroform contamination at the White Mesa site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. Elevated concentrations of nitrate and chloride were also observed in some monitoring wells at the mill site in 2008, a number of which were up-gradient of the mill’s tailings cells. In addition, the mill has reported consecutive exceedances of Groundwater Compliance Limits (“GWCLs”) under White Mesa’s Groundwater Discharge Permit (a “GWDP”) for several constituents in several wells, and there is a decreasing trend in pH in a number of wells across the White Mesa site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are upgradient of the White Mesa facilities and are currently being evaluated. See “US Mining Division – Environmental and Safety Matters”.

Alternate Feed Materials

The Utah Radioactive Licence gives Denison the right to process other uranium-bearing materials known as “alternate feed materials” pursuant to an alternate feed guidance adopted by the US Nuclear Regulatory Commission (“NRC”). Alternate feed materials are uranium-bearing materials, which usually are classified as waste products by generators of the materials. Requiring a routine amendment to its licence for each different alternate feed, Denison can process these uranium-bearing materials and recover uranium, in some cases, at a fraction of the cost of processing conventional ore, alone or together with other valuable metals such as niobium, tantalum and zirconium. In other cases, generators of alternate feed materials are willing to pay a recycling fee to Denison to process these materials to recover uranium and then dispose of the remaining by-product in White Mesa’s licensed tailings cells, rather than directly disposing of the materials at a disposal site. By working with Denison and taking the recycling approach, suppliers of alternate feed materials can significantly reduce their remediation costs, as there are only a limited number of disposal sites for uranium-bearing materials in the United States.

To date, White Mesa has received 15 licence amendments, authorizing the mill to process 18 different alternate feed materials. Of these amendments, nine involve the processing of feeds provided by nuclear fuel cycle facilities and private industry and one has involved the processing of material from the United States Department of Energy (“DOE”). These ten feed materials have been relatively high in uranium content and relatively low in volume. The remaining five amendments have been to allow White Mesa to process uranium-bearing soils from former defence sites, known as FUSRAP sites, which were being remediated by the US Army Corps of Engineers. These materials are typically relatively low in uranium content but relatively high in volume.

US Mines

The US Mining Division is currently involved in four mining districts: the Colorado Plateau District; the Henry Mountains District; the White Canyon District and the Arizona Strip. The mines are shown in the figure below and are described in further detail below.

Colorado Plateau District

The Colorado Plateau District is an area encompassing approximately 20,000 square miles and straddles the border of southeastern Utah and southwestern Colorado (the “Colorado Plateau District”). Denison’s principal mining complexes in the Colorado Plateau District consist of the La Sal, Van 4, Sunday, and East Canyon (Rim) zones. The bulk of the mineral deposits in the Colorado Plateau District are contained in three areas: the Sunday Mine complex, which includes the Sunday/St. Jude, West Sunday, Topaz and Carnation mines (the “Sunday Mine Complex”); the La Sal complex, which includes the La Sal, Beaver and Pandora mines (the “La Sal Complex”); and the East Canyon Area, which includes the Rim mine. All of these areas have developed permitted mines either in operation or on standby. The mines are located approximately 65 to 100 miles northwest of White Mesa. Haulage of the ore from the mines to White Mesa is along county and state highways.

Colorado Plateau

The Uravan mineral belt in the Colorado Plateau District has a lengthy mining history, with the first shipment of mined materials made to France in 1898. Vanadium was the focus of production from the 1920’s to the early 1940’s. World War II brought increased attention to the uranium mineralization in the area of the Uravan mineral belt, and by the 1950s this district was one of the world’s foremost producers of both uranium and vanadium. Historical production has yielded an overall V2O5 to U3O8 ratio of 5.79:1. Production continued more or less uninterrupted until 1984 when low uranium prices forced the closure of all operations. Production resumed in 1987 when vanadium prices spiked, but ceased in 1990. Except for limited production in 1998 and 1999, all operations were shut down until 2006 when several of the mines re-opened.

The uranium/vanadium deposits in the Colorado Plateau District were deposited as both alluvial fans by braided streams and meander belts of larger streams. The shape and size of the mineralized seams are extremely variable. As a result, exploration and mining have historically involved conducting exploration to find a seam and then merely following its erratic path, with little exploration other than development drilling in the course of following the seam. The unusual nature of these deposits has therefore traditionally resulted in a limited amount of financial resources being dedicated to delineate mineral resources or mineral reserves prior to mining.

Mining properties in the Colorado Plateau District are held by a combination of unpatented claims and leases with third parties. On the leased properties, there are uranium royalties payable ranging from 2.5% to 10.0% and vanadium royalties payable ranging from 4% to 12.5%. It should be noted that these royalties are only payable on ore recovered from specific claim areas and do not necessarily apply to the entire deposit.

Operations

Sunday/St. Jude, Topaz, West Sunday, La Sal and Pandora are all accessed by declines from the surface. Beaver is accessed by a shaft and is connected underground to Pandora and La Sal. Rim is a combination of a shaft and decline access but at the present time is only accessed through the decline. Sunday/St. Jude, West Sunday, Pandora, Rim and Beaver are mature operating mines with extensive underground workings. Topaz is relatively new with the initial development drift completed in 2007. The mining method is random room and pillar in which no set pillar pattern is established but rather both the size of the rooms and the pillars are variable and are defined by the deposit geometry. A typical room is about 20 feet wide with pillars as small as 12 feet square in highly mined areas.

The limited height of the mineral deposit means that mining in this area must be quite selective in order to maintain a satisfactory production grade. This is done by closely following the mineralized zones and by using the technique of “split shooting” wherein the mineral deposit and waste are blasted separately in a two-stage operation.

In June, 2006, Denison restarted mining activity in the United States with the re-opening of several mines in the Colorado Plateau District. Over a 12 month period, Denison re-opened five mines in the Colorado Plateau District. In late 2008, Denison began rehabilitation of Beaver which began shipping ore in February, 2009.

As a result of declining uranium prices, Denison placed Topaz on standby in January, 2009. In March, 2009, Denison placed Rim and Sunday/St. Jude on standby, followed by West Sunday in October, 2009. These mines have been maintained so that they can be restarted with minimal effort. Beaver and Pandora are the only two operating mines in the Colorado Plateau District at the present time.

5-Year Production History – Colorado Plateau Mines

Mine	2011	2010	2009	2008	2007
Beaver
Tons	48,176	42,941	33,701	729	—
% U3O8	0.23%	0.21%	0.18%	0.26%	—
% V2O5	1.22%	1.11%	0.97%	1.41%	—
Pandora
Tons	41,254	48,099	79,750	52,623	32,444
% U3O8	0.22%	0.21%	0.23%	0.23%	0.25%
% V2O5	1.18%	1.15%	1.23%	1.22%	1.34%
Rim
Tons	—	—	3,475	2,238	—
% U3O8	—	—	0.07%	0.04%	—
% V2O5	—	—	0.70%	0.40%	—
Sunday/St. Jude
Tons	—	—	16,073	27,497	10,879
% U3O8	—	—	0.18%	0.19%	0.16%
% V2O5	—	—	0.97%	1.04%	0.86%
Topaz
Tons	—	—	1,506	9,707	7,753
% U3O8	—	—	0.09%	0.13%	0.16%
% V2O5	—	—	0.48%	0.70%	0.86%
West Sunday
Tons	—	—	26,132	30,121	16,526
% U3O8	—	—	0.18%	0.21%	0.17%
% V2O5	—	—	0.97%	1.13%	0.92%

No Mineral Reserve or Mineral Resource estimates have been prepared in accordance with NI 43-101 for any of these mines. The uranium grades shown above are based on probe grades taken when the ore arrives at White Mesa. The vanadium grades are based on historical uranium/vanadium ratios.

In addition to the mine production detailed above, a number of low grade stockpiles from the Colorado Plateau Mines were shipped to White Mesa. In 2007 a total of 7,973 tons were shipped to White Mesa, grading 0.08% U3O8 and 0.43% V2O5 . In 2008, a total of 6,801 tons were shipped, grading 0.08% U3O8 and 0.39% V2O5, and in 2010, 213 tons, grading 0.09% U3O8 and 0.50% V2O5 were shipped. There was no low grade material shipped in 2009 or 2011.

Permitting

Pandora, Beaver, La Sal and Rim are all permitted for current operations. At all of the Colorado Plateau Mines, air permits have been obtained or are in the process of being obtained. Stormwater as well as spill prevention and pollution control plans were also updated for all Colorado Plateau Mines. These plans require regular monitoring and reporting.

Under Colorado laws, the Colorado Division of Reclamation, Mining and Safety (“CDRMS”) has determined that all uranium mines are Designated Mining Operations (“DMO”). If a mine is determined to be a DMO there is a requirement that it submit an Environmental Protection Plan (“EPP”). An EPP must identify the methods the operator will utilize for the protection of human health, wildlife, property and the environment from the potential toxic or acid forming material associated with the operations. An EPP must be submitted to CDRMS for review and, after approval by CDRMS, will be subject to public comment.

Representative samples were collected of ore, waste rock, and soils surrounding the mine sites. These samples were analysed, and arsenic was the only constituent considered to be of possible concern. Studies were conducted on the mechanisms of arsenic liberation, transport, and possible exposure to the environment and biota. The surface and ground water environments were also investigated under the DMO assessment. Groundwater sampling wells were installed in West Sunday to obtain samples of undisturbed groundwater and to assess possible impacts to water in contact with mine workings and the atmosphere.

Upon joint consultation with CDRMS, plans were developed to collect the necessary data and perform characterization testing and prepare assessments of toxic substance exposures and transport necessary for preparation of an EPP for the Sunday Mine Complex.

The EPP for the Sunday Mine Complex and Van 4 was filed in 2009 (the “Sunday Mine EPP”). The Sunday Mine EPP is in final review by CDRMS and upon approval groundwater monitoring wells will be installed, and a commitment to install ore pad liners will be finalized.

In February, 2009, the U.S. Bureau of Land Management (“BLM”) approved an amended Plan of Operations (“PO”) for Topaz incorporating all of the mines in the Sunday Mine Complex. The BLM made a Finding of No Significant Impact (“FONSI”), as a result of its Environmental Assessment (“EA”) of the project. CDRMS had already approved the conversion of the Topaz 110 permit (a permit for a mine with less than 10 acres of surface disturbance) to a 112 permit (a permit for a mine with greater than 10 acres of surface disturbance), allowing additional disturbance as needed for development and production at Topaz.

An appeal was made on the FONSI resulting in the state director of BLM remanding the decision record back to the local field office for further study and analysis (the “Remand Decision”). The data collection requirements mandated by the Remand Decision have been fulfilled and the reports of findings have been submitted. Upon finalization of the EPP approval by CDRMS, a dump leachate monitoring well will be installed at Topaz to address concerns raised by the remand and to fulfill EPP requirements.

As a result of routine permit applications for additional ventilation raises and exploration drilling for the La Sal Complex, the BLM, United States Forest Service (“USFS”) and State of Utah Department of Oil and Gas and Mining (“UDOGM”) requested that the PO (the “La Sal PO”) and Utah Mine Permit (the “La Sal Permit”) for the La Sal Complex be amended to include the current operating plans. Materials required for the formal amendment of the La Sal PO and La Sal Permit have been submitted and are under review by the BLM, USFS and UDOGM. The amendment involves the preparation of an EA and will proceed through public notice and a BLM decision record. Current operations have not been affected during this amendment process, but new disturbance activities, such as installation of new vent shafts and exploration drilling (on public lands), have been deferred until the amendment process is complete. The amendment process is expected to be completed and a decision record issued by the end of 2012.

Henry Mountains Complex

The Henry Mountains Complex is one contiguous property located in eastern Garfield County, Utah, 15 to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes the Bullfrog property on the north end of the property, hosting the Indian Bench, Copper Bench and Southwest uranium deposits (“Bullfrog”), and the Tony M property (the “Tony M Property”) located on the south end of the property, hosting the Tony M deposit and mine (“Tony M”). See “The US Mining Division – Mineral Properties – Henry Mountains Complex”.

The Bullfrog property was extensively explored by Exxon Minerals Company (“Exxon”) and Atlas Minerals & Chemicals Inc. in the period from 1974 to 1990. Development of Tony M began in September, 1977, and nearly 17 miles of underground workings were developed prior to suspension of mining in 1985, following which the mine was allowed to flood. Tony M is located approximately 117 miles west of White Mesa. Ore haulage to the mill is along county and state highways.

Denison acquired the Bullfrog property when it purchased substantially all of the uranium producing assets of Energy Fuels Ltd., Energy Fuels Exploration Company and Energy Fuels Nuclear, Inc. (collectively, “EFN”) in 1997. In February, 2005, Denison acquired Tony M, bringing it under common ownership with Bullfrog. Prior to 2005, all exploration, mine development and related activities for the two properties were conducted independently.

The Henry Mountains Complex is comprised of 202 unpatented BLM mining claims and one 640 acre Utah State Mineral Lease (the “Tony M Lease”). Seventeen of the claims, comprising a portion of Tony M, are subject to an escalating annual advance minimum royalty based on the uranium spot price, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The advance minimum royalties are deductible against the uranium and vanadium royalties payable. The Tony M Lease has an annual rental of US$640 and is subject to royalties set by the State of Utah including: an escalating annual advance minimum royalty based on the uranium spot price, a uranium royalty of 8% of gross value less certain deductions; and a vanadium royalty of 4% of gross value less certain deductions. Annual holding costs for Tony M (including advance royalties to the State of Utah, private parties and BLM claim maintenance fees) will total approximately $577,805 in 2012. The advance royalties on the Tony M Lease are only deductible against the uranium and vanadium royalties paid within the same year.

Operations

Upon receipt of an initial exploration permit, Denison engaged Dynatec Mining Corporation (“Dynatec”) as its mine contractor for Tony M. In May, 2007, Dynatec began limited rehabilitation work on the existing Tony M workings.

An operating permit for Tony M was received in September, 2007, allowing Dynatec to shift from rehabilitation work to mining of the Tony M deposit. As of the end of 2007, 9,368 tons of ore, grading 0.10% U3O8 had been shipped to White Mesa from Tony M.

In addition to re-opening the mine, Denison also constructed a number of surface facilities including a power generation station, compressor station, fuel storage facilities, maintenance building, offices and employee shower facilities. An evaporation pond, originally constructed when Tony M was in operation in the 1980’s and which is used for storage and evaporation of mine water, was reconstructed to allow for dewatering of the mine.

In 2008, 87,421 tons, grading 0.15% U3O8 , was shipped to White Mesa, as well as 64,755 tons of ore from the historic stockpiles, grading 0.11% U3O8 . In November, 2008, Denison placed Tony M on temporary stand-by due to high operating costs and the weakening of the uranium spot price. Shipping of ore from the historic stockpiles continued after the mine was placed on stand-by.

In March, 2009, shipping of the historic ore stockpile to White Mesa was completed, shipping 29,737 tons of ore, grading 0.11% U3O8.

Tony M remains on care and maintenance, and dewatering activities are continuing so that mining operations can resume quickly, when uranium prices reach viable levels.

Permitting

A Record of Decision and approved PO was received in September, 2007 for the Henry Mountain Complex which comprises both Tony M and Bullfrog.

The PO was challenged and on November 21, 2007, the BLM State Director issued a decision vacating the previously issued permit and remanded the case in order that an EA for the PO for Tony M (the “Tony M PO”) could be amended and a new Record of Decision issued. A new Record of Decision was issued by the BLM on November 23, 2007 approving the Tony M PO. The new decision was again appealed. The Utah State Director issued a decision denying the appeal and upholding the Tony M PO on February 19, 2008.

A PO for phase two development has been filed with the BLM and UDOGM. Phase two activities include the addition of ventilation shafts, upgrading of the shaft and site access road, installation of a production shaft and expansion of the mine water evaporation reservoir. Phase two permitting efforts continue with the BLM and UDOGM.

White Canyon

The White Canyon District is located in southeastern Utah in the Colorado Plateau (the “White Canyon District”). The White Canyon District generally encompasses the local geographic areas of Red, White and Fry Canyons, and Elk Ridge along State Highway 95 between Blanding and Hite, Utah. Energy Fuels will hold a 100% interest in various groups of mining claims and Utah State Leases comprising its White Canyon District holdings, including Daneros and adjoining historical mine sites which can be developed in conjunction with the Daneros project. Denison’s holdings in the White Canyon District also include exploration properties.

Major uranium deposits in the east-central Colorado Plateau occur principally in two fluvial sandstone sequences. The older is located at or near the base of the Upper Triassic Chinle Formation and the other occurs in the Late Jurassic Salt Wash Member of the Morrison Formation. Nearly all of the mineral deposits in the White Canyon District occur in fluvial channel deposits of the Shinarump Member, the basal member of the Chinle Formation.

The Shinarump Member consists of predominantly trough-crossbedded, coarse-grained sandstone and minor gray, carbonaceous mudstone and is interpreted as a valley-fill sequence overlain by deposits of a braided stream system. Uranium mineralization appears to be related to low-energy depositional environments in that uranium is localized in fluvial sandstones that lie beneath organic-rich lacustrine-marsh mudstones and carbonaceous delta-front sediments. The reducing environment preserved in these facies played an important role in the localization of uranium.

Uranium deposits consist of closely-spaced, lenticular mineral pods which are generally concordant with bedding in paleochannel sediments. Single mineral pods range from a few feet to a few hundred feet in length and from less than one to more than ten feet in thickness. Deposits range in size from a few tons to more than 600,000 tons. Deposits in the Shinarump Member generally have low vanadium content, and are therefore not processed for vanadium recovery. Historical production from the White Canyon District exceeds 11 million pounds U3O8 .

Between 1975 and 1985, Utah Power & Light (“UP&L”) conducted several phases of drilling in the White Canyon District near Daneros. Following 1985, the properties were idle and little or no exploration activity took place in the White Canyon District. From 2005 to 2007, predecessors of White Canyon began acquiring properties with known historic mineral deposits in the White Canyon District. In June, 2007, after consolidating a portfolio of properties and prospects, White Canyon initiated confirmation and definition drilling at Daneros. Based on the success of this initial drilling, 38 more holes were drilled in 2008, which provided the basis for mineral resource estimates relied upon by White Canyon to commence mine development work at Daneros.

Daneros is located 4.8 miles from Fry Canyon, Utah and is accessed via Radium King Road for approximately 14 miles, which is maintained by San Juan County. Daneros was developed and placed into active production by Utah Energy Corporation (“UEC”), the US operating entity for White Canyon at the time. The shipping distance from Daneros to White Mesa is 65 miles along county roads and state highways.

In January, 2010, Denison entered into a toll milling agreement with UEC, which was then a wholly-owned subsidiary of White Canyon. See “US Mining Division – Operations – Ore Purchase and Toll Milling”.

In June, 2011, Denison completed the White Canyon Acquisition. The assets acquired in the White Canyon Acquisition included all of White Canyon’s mining claims and mineral leases in Utah, including 547 claims and five Utah State Leases, totalling about 5,670 hectares (14,000 acres), all in southeastern Utah. The land holdings in the White Canyon District include 341 unpatented mining claims and two Utah State Leases, in total about 3,000 hectares (7,400 acres). The mining claims are maintained by making annual payments of US$140 per claim, and the Utah State Leases generally cost US$1 per acre annually.

A number of the properties acquired in the White Canyon Acquisition bear production royalties. Claims hosting Daneros are subject to royalties ranging between 15% of “market value” of the ore and 2.5% of gross proceeds. The exploration properties also have royalties in some cases, including Utah State Leases which provide for royalties of 8% on uranium and 4% on vanadium.

Operations

UEC gathered the necessary environmental data and submitted applications for approvals to open an underground mine at Daneros. A PO was submitted to the BLM and was approved in May, 2009 (the “Daneros PO”), following which UEC commenced active mine development, including driving a decline into the main deposit at Daneros. The first loads of ore from Daneros were delivered to White Mesa in December, 2009, and a toll milling campaign was conducted in the second half of 2010. Daneros is currently operated by Denison (through the use of contract miners) and ore from the mine is delivered to White Mesa and processed for Denison’s account.

The initial mine plan at Daneros involved driving twin declines (with the second decline for emergency escape and ventilation) into the center of the Daneros deposit and developing away from the entry point. Random room and pillar mining is employed, as is typical for the deposits in the local region. Mining utilizes rubber tired loaders and small trucks to transport ore to the surface, where it is loaded into over-the-road trucks, covered by a secure tarpaulin and transported to White Mesa.

The ore production from Daneros for 2010 and 2011 is shown below:

Source	2011	2010
UEC Production
Tons	19,415	46,150
% U3O8	0.26%	0.31%

Denison Production
Tons	14,953	—
% U3O8	0.30%	—

When White Canyon owned Daneros it prepared mineral resource estimates in accordance with the requirements of the Code for Reporting of Mineral Resources and Ore Reserves of Australasian Joint Ore Reserves Committee (the “JORC Code”) in August, 2010. Denison disclosed this information as a historical estimate under NI 43-101. See “US Mining Division – Mineral Properties – Historical Estimates – White Canyon Historical Estimates”. Upon completion of the Arrangement, Energy Fuels intends to prepare Mineral Resource estimates in accordance with the requirements of NI 43-101 in due course for Daneros.

Permitting

The primary permits required for mining operations at Daneros include a mine permit issued by UDOGM and the Daneros PO approved by the BLM. The Daneros PO required document preparation and public notice of an EA. The permits obtained by UEC were for the initial stage of operations and contemplated eventual expansion of the mining operations, with the inclusion of additional surface area for support facilities. Daneros does not discharge any water, so no discharge permit is required.

An appeal of the approval of the Daneros PO was denied by the Utah BLM State office, and is currently under appeal to the Department of Interior Board of Land Appeals.

Following the White Canyon Acquisition, work commenced to modify the Daneros PO to expand the footprint of mine operations to support continued production from Daneros and adjoining properties. Expansion of surface facilities at Daneros will also require an Air Permit from UDEQ, Division of Air Quality. Daneros will also become subject to requirements for monitoring and reporting of radon emissions from the mine and its vents; this program (National Emissions Standards for Hazardous Air Pollutants (“NESHAP”)) is also administered by the UDEQ, Division of Air Quality. Daneros is in compliance with all data collection and reporting requirements under stormwater and spill prevention programs.

Arizona Strip

The Arizona Strip is an area largely bounded on the north by the Arizona/Utah state line; on the east by the Colorado River and Marble Canyon; on the west by the Grand Wash Cliffs; and on the south by a midpoint between the city of Flagstaff, Arizona and the Grand Canyon. The area encompasses approximately 13,000 square miles.

Denison owns four developed and partially developed mines in the Arizona Strip, being Arizona 1, Canyon, Pinenut and Kanab North, all of which had been shut down since the 1980s. In February, 2007, Denison purchased from Pathfinder Mines Corporation (“Pathfinder”) five additional uranium deposits in the Arizona Strip: EZ1, EZ2, DB 1, WHAT and Moonshine Springs. Denison recommenced development work on Arizona 1 in April, 2007, and restarted mining operations in November, 2009. Development work on the Pinenut mine commenced in November, 2010.

Since 1980, when mine development first began at the Arizona Strip it has produced in excess of 19 million pounds of uranium from seven mines, each of which was owned and operated by EFN. Of these mines five are mined out and have been reclaimed.

Ore from the Arizona Strip mines is hauled by truck from the mine sites to White Mesa. Arizona 1 and Pinenut are approximately 307 road miles, and Canyon is 325 road miles from White Mesa.

Arizona Strip

The Arizona Strip mines are held by unpatented BLM claims, except for Moonshine Springs, which is held by a combination of mineral claims and a mineral lease. There is a 3.5% yellowcake royalty on Canyon.

Operations

In the mid-1980s, the shaft at Arizona 1 was sunk approximately 1,200 feet below surface before activity at the mine was shut down due to depressed uranium prices. The original target depth was 1,600 feet in order to reach the bottom of the mineral deposit. Denison decided to ramp down from the bottom of the existing shaft rather than deepen the shaft to access the lower parts of the mineral deposit.

Work began on the rehabilitation of the shaft in mid-2007. Denison engaged J.S. Redpath Corporation (“Redpath”) to work on rehabilitation of the surface facilities, the hoist and headframe and the underground workings. The rehabilitation of the shaft, underground development, sinking of an internal raise and the sinking of a ventilation shaft were completed in September, 2008. Due to ongoing delays in receipt of an air quality permit, Redpath was demobilized from the site at that time. The air quality permit for Arizona 1 was received in September, 2009. See “Permitting” below.

Arizona 1 is being mined using a combination of long hole and shrinkage stopping methods at a mining rate of up to 300 tons per day, four days per week. In 2010, Arizona 1 produced approximately 21,500 tons at an average grade of 0.56% U3O8 and in 2011 produced 39,900 tons at an average grade of 0.66% U3O8 . The mine is projected to operate through to the fourth quarter of 2012 unless additional ore resources can be identified through further drilling.

In November, 2009, a Complaint for Declaratory and Injunctive Relief against the Secretary of the Interior and the BLM was filed. See “US Mining Division – Legal and Regulatory Proceedings”. At this time, this legal action has not impacted the operations at Arizona 1.

In November, 2010, a production decision was made on Pinenut. Pinenut was partially developed in the late 1980’s and a limited amount of selective mining was conducted. A shaft was sunk to a depth of 1,350 feet and a high grade pod was mined in late summer 1988, yielding 25,500 tons, grading 1.03% U3O8, containing 526,000 pounds. Following extraction of the high grade pod, EFN placed the mine on standby in 1989.

Expansion of the stormwater storage pond and rehabilitation of the surface facilities were completed in 2011 and the rehabilitation of the mine workings is ongoing. First ore production is expected in 2012. Uranium production is expected to total approximately 936,000 pounds U3O8 , of which 526,000 pounds is expected to be produced in 2013, with the balance to be produced in 2014. Energy Fuels anticipates continuing with the implementation of Denison’s plan for Pinenut.

Canyon is proceeding through permitting based on the March, 2012 approval of the Denison Board to proceed with development. Kanab North remains on care and maintenance and a closure plan is being prepared for this mine site. Energy Fuels anticipates continuing with the implementation of Denison’s plans for Canyon and Kanab North.

Permitting

Prior to 2009, Arizona 1 had received all required permits, with the exception of an Air Quality Permit which is required under new Arizona requirements. The air quality permit was issued by the Arizona Department of Environmental Quality (“ADEQ”), Department of Air Quality after a period of public comment in September, 2009.

In 1992, Arizona updated its laws relating to groundwater issues, requiring that an aquifer protection permit be obtained for each mine. The Arizona 1 mine has an individual aquifer protection permit. Denison prepared documents applying for groundwater general permits for the on-site ponds, ore storage and development waste storage pads and stormwater collection for Pinenut and Canyon. In September, 2009, the groundwater general permits were received for the stormwater storage ponds for the Pinenut and Canyon mines. Air Quality Permits for Pinenut, Canyon and EZ1/EZ2 were issued by ADEQ in March, 2011.

At Pinenut approval of the operation from the EPA under NESHAP has been obtained. All other permits for operation are approved and in place for both operations.

The BLM has accepted the PO for EZ1 and EZ2 as complete and review is underway. A mineral examination by BLM is in progress and scoping for an Environmental Impact Statement is expected to commence in late 2012 or early 2013.

In July, 2009, the BLM issued a Notice of Proposed Withdrawal (“2009 Notice”). See “US Mining Division – Government Regulation – Land Tenure”. In January, 2012, the withdrawal proposed in the 2009 Notice was implemented. To confirm Energy Fuels’ rights to proceed with development and mining on its existing valid rights, mineral examinations will be prepared by the USFS for Canyon, and by the BLM for the EZ Complex and potentially DB 1 as well. Upon confirmation of a valid existing right at Canyon, commencement of site work is contemplated in early to mid-2012.

Ore Purchase and Toll Milling

In July, 2007, Denison initiated an ore purchase program to provide additional mill feed for White Mesa (the “Ore Purchase Program”). A schedule listing the price to be paid per ton is currently posted on Denison’s website at www.denisonmines.com from time to time. Denison adjusts the buying schedule periodically in response to changing factors such as uranium and vanadium prices, milling cost and uranium and vanadium recoveries. Energy Fuels intends to continue the Ore Purchase Program.

Under the Ore Purchase Program White Mesa received: 2,423 tons in 2008, at an average grade of 0.19% U3O8 and 1.0% V2O5 ; 9,077 tons in 2009, at an average grade of 0.32% U3O8 and 0.66% V2O5 from 11 different mines; 110 tons in 2010 and 589 tons in 2011.

In January, 2010, Denison entered into a toll milling agreement with UEC, under which White Canyon transported up to 55,000 tons per year of ore produced from White Canyon’s mines to White Mesa for processing. White Canyon paid Denison the operating costs to mill its ore, a capital charge, plus a toll milling fee per ton of ore, which was linked to the long-term uranium price. During 2010, Denison toll milled approximately 39,300 tons of ore for White Canyon producing approximately 204,000 pounds U3O8. The toll milling agreement was terminated pursuant to the White Canyon Acquisition.

Mineral Properties

Summary of Mineral Reserves and Resources

The following tables show Denison’s estimate of Mineral Reserves and Mineral Resources attributable to the US Mining Division as of December 31, 2011. NI 43-101 requires mining companies to disclose mineral reserves and resources using the subcategories of Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. Denison reports Mineral Reserves and Mineral Resources separately.

Proven Mineral Reserve Estimates

		100% Basis		Denison Share
Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
White Mesa—Ore Stockpile(1)	18.5	0.70	287	287
Total Proven Mineral Reserves				287

Indicated Mineral Resource Estimates(2)(3)

		100% Basis		Denison Share
Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
Henry Mountains—Bullfrog	651.7	0.33	4,674	4,674
Henry Mountains-Tony M	1,527.8	0.24	8,140	8,140

Total Indicated Mineral Resources				12,814

Inferred Mineral Resource Estimates(2)(4)

		100% Basis		Denison Share
Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
Henry Mountains—Bullfrog	685.2	0.35	5,332	5,332
Henry Mountains—Tony M	779.9	0.16	2,750	2,750
Arizona Strip—Arizona 1	48.9	0.64	685	685
Arizona Strip— Canyon	75.1	0.98	1,629	1,629
Arizona Strip— Pinenut	86.5	0.54	1,037	1,037
EZ Complex	203.4	0.47	2,105	2,105

Total Inferred Mineral Resources				13,538

Notes:

(1)

“White Mesa – Ore Stockpile” does not include stockpiled U3O8 which has been mined from deposits in the Colorado Plateau District or White Canyon District where no Mineral Reserve and Mineral Resource estimates have been prepared in accordance with NI 43-101.

(2)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(3)

The Measured Mineral Resources and Indicated Mineral Resources were estimated at various block cut-off grades and 0.20% eU3O8 with a minimum thickness of 4 feet was selected as most reasonable for Henry Mountains – Bullfrog and a 0.10% eU3O 8 with a minimum thickness of 2 feet for Henry Mountains – Tony M, 0.02% U (0.024% U3O8) .

(4)

The Inferred Mineral Resources were estimated at various block cut-off grades and 0.20% eU3O8 with a minimum thickness of 4 feet was selected as most reasonable for the for Henry Mountains – Bullfrog, 0.10% eU3O8 with a minimum thickness of 2 feet for Henry Mountains – Tony M and 0.20% eU3O8 for the Arizona Strip and EZ 1 and EZ 2.

Except as stated below, the Mineral Reserve and Mineral Resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 (the “Reports”) by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) (formerly Scott Wilson RPA), RPA Inc. and Denison. See “US Mining Division – Mineral Properties – Henry Mountains Complex” and “US Mining Division – Mineral Properties – Arizona Strip”.

Information on the White Mesa – Ore Stockpile consists of ore mined from the Arizona 1 deposit and was prepared from mill feed and mine production data. Mineral Reserve and Mineral Resource information in the reports has been adjusted to reflect ore mined into ore stockpile and updated, in the case of Arizona 1, Pinenut and Canyon, by Denison personnel.

The reconciliations shown below detail the changes from Denison’s Mineral Reserve and Mineral Resource estimates reported as of December 31, 2010.

Reconciliation of Denison’s Share of Uranium Mineral Reserves

(in thousands of pounds U3O8 )

Reserves	December 31, 2010	2011 Throughput (1)	2011 Additions (Deletions) (2)	December 31, 2011
White Mesa – Ore Stockpile(3)	42	(280)	525	287

Total Proven Reserves	42	(280)	525	287

Notes:

(1)	Corresponds to mill feed.
(2)	Additions or deletions of reserves include ore mined to stockpile and adjustments provided from mining and milling results.
(3)

“White Mesa – Ore Stockpile” does not include stockpiled U3O8 which has been mined from deposits in the Colorado Plateau District or White Canyon District where no mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101.

Reconciliation of Denison’s Share of Uranium Mineral Resources

(in thousands of pounds U3O8 )

Resources	December 31, 2010	2011 Ore Mined	2011 Additions (Deletions) (1)	December 31, 2011
Henry Mountains – Bullfrog(2)
indicated	4,674	0	0	4,674
inferred	5,332	0	0	5,332
Henry Mountains—Tony M(3)
indicated	8,140	0	0	8,140
inferred	2,750	0	0	2,750
Arizona Strip – Arizona 1
inferred	869	(525)	341	685
Arizona Strip – Canyon
inferred	1,523	0	106	1,629
Arizona Strip – Pinenut
inferred	1,037	0	0	1,037
EZ Complex
inferred	2,105	0	0	2,105

Notes:

(1)	Additions or deletions of Mineral Resources include reassessment of geological data and new or updated technical reports.

Henry Mountains – Bullfrog includes the Indian Bench and Copper Bench deposits. The Henry Mountains – Tony M includes the Southwest and Tony M deposits. See “US Mining Division – Mineral Properties – Henry Mountains Complex”.

The Southwest deposit, which was included in the Bullfrog resources in the Henry Mountains Technical Report, was re-estimated as part of the Henry Mountains Tony M – Southwest Technical Report and these resources were moved from Henry Mountains – Bullfrog to Henry Mountains – Tony M. See “US Mining Division – Mineral Properties – Henry Mountains Complex”.

Henry Mountains Complex

The Henry Mountains Complex is currently 100% indirectly owned by Denison, and is comprised of the Bullfrog property, hosting Indian Bench and Copper Bench and the Tony M property, hosting Southwest and Tony M.

On October 17, 2006, Denison filed on the SEDAR website at www.sedar.com an independent technical report entitled “Technical Report on the Henry Mountains Complex Uranium Project, Utah, USA.” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to its Henry Mountains Complex (“Henry Mountains Technical Report”). This report provided current estimates for Indian Bench, Copper Bench and Southwest and a historical resource estimate for Tony M.

On March 26, 2009, Denison received an independent review of current mineral resource estimates for Tony M and Southwest on the Henry Mountains Complex prepared by Scott Wilson RPA in accordance with NI 43-101 (“Henry Mountains Tony M – Southwest Technical Report”).

Property Description and Location

The Henry Mountains Complex is one contiguous property located in eastern Garfield County, Utah, 15 to 20 miles north of Bullfrog Basin Marina on Lake Powell and approximately 40 air miles south of the town of Hanksville, Utah. It is situated three miles west of Utah State Highway 276. The Henry Mountains Complex includes the Bullfrog property located to the north and the Tony M property located to the south.

The Henry Mountains Complex is comprised of 202 unpatented BLM mining claims totalling approximately 3,665 acres and the Tony M Lease. The surface rights are owned by the federal government and administered by the BLM, with the exception of the Tony M Lease which has associated state surface rights. Seventeen of the claims, comprising a portion of the Tony M property, are subject to an escalating annual advance minimum royalty based on the uranium spot price, and a 4% yellowcake royalty, less taxes and certain other deductions. There is also a vanadium production royalty which is a 2% gross royalty less certain deductions. The Tony M Lease has an annual rental of US$640 and is subject to royalties set by Utah including: an escalating annual advance minimum royalty based on the uranium spot price; a uranium royalty of 8% of gross value less certain deductions; and a vanadium royalty of 4% of gross value less certain deductions.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Road access to the Henry Mountains Complex is by paved Highway 276, running between Hanksville and Bullfrog Basin Marina, Utah. A gravel road, maintained by Garfield County and extending west from Highway 276, provides access to the southern end of the property. An unimproved county road passes by the portal of Tony M and extends northerly across the property. A network of unimproved, dirt exploration roads provide access over the property except for areas of rugged terrain. The Bullfrog Basin Marina airstrip is located approximately 15 miles south of the Henry Mountains Complex. The Henry Mountains Complex is located in a relatively remote area of Utah, and the infrastructure is limited. The distance to White Mesa is 117 miles.

Relief over the combined Bullfrog and Tony M properties is about 2,250 feet. The elevation ranges from 4,550 feet above sea level at the portal of Tony M, near the southern end of the property, to 6,800 feet above sea level over the northern end of the property. The terrain is typical canyon lands topography, with some areas deeply dissected by gullies and headwalls of canyons and the rest consisting of gently sloping gravel benches covering the northern half of the properties.

History

The Bullfrog property was initially explored by Exxon, while the Tony M property was explored and developed by Plateau Resources Inc. (“Plateau”), at that time a subsidiary of Consumers Power of Michigan.

Denison acquired Bullfrog when it purchased substantially all of the uranium producing assets of EFN in 1997. In February, 2005, Denison acquired Tony M, thus bringing it under common ownership with Bullfrog.

Prior to 2005, all exploration, mine development, and related activities for the two properties were conducted independently. Bullfrog and Tony M are therefore discussed separately, except where correlations and comparisons are made.

Bullfrog Property

Exxon conducted reconnaissance in the area of Bullfrog in 1974 and 1975, and then staked its first claims in the area in 1975 and 1976. A first phase drilling program conducted in 1977 resulted in the discovery of Southwest. Additional claims were subsequently staked and drilling was continued by Exxon. Several uranium and vanadium zones were discovered in the Southwest, and Copper Bench and Indian Bench areas. With the declining uranium markets of the early 1980s, Exxon prepared a prefeasibility report and then discontinued development of the property.

From July, 1982 to July, 1983, 112 drill holes were completed by Atlas Corp., under a purchase option with Exxon, delineating the Southwest and Copper Bench deposits on approximately 100 foot centres. From July, 1983 to March, 1984, a core drilling program was completed throughout the Bullfrog property with 133 rotary drill holes to delineate the Indian Bench deposit on approximately 200 foot centres.

In late 1992, EFN purchased the Bullfrog property from Exxon and conducted a geologic review and internal economic analysis of the property. Denison became the owner of the Bullfrog property in 1997.

Tony M Property

Exploration drilling in the area around Shootaring Canyon was initiated by Plateau during 1976 in the vicinity of outcropping uranium mineralization. In February, 1977, drilling commenced in what was to become Tony M. More than 2,000 rotary drill holes totalling about one million feet were drilled.

Development of Tony M started in September, 1977. By mid-1984, nearly 17 miles of underground workings had been developed in Tony M. During development of the Tony M entryways and crosscuts, a total of 237,441 tons of material with an average grade of 0.121% U3O8 was extracted and stockpiled.

In 1989, 30 to 40 rotary holes were drilled to delineate zones of high grade uranium mineralization.

Geological Setting

The Henry Mountains Complex uranium deposits occur within the Salt Wash Member of the Morrison Formation, located within the Colorado Plateau. The Morrison Formation is a complex fluvial deposit of Late Jurassic age that occupies an area of approximately 600,000 square miles, including parts of 13 western states and small portions of three Canadian provinces, far to the north and east of the boundary of the Colorado Plateau.

The Bullfrog and Tony M deposits consist of two extensive elongated, tabular zones containing a large concentration of mineralization. Together the Southwest deposit of the Bullfrog property and the Tony M deposit extend for a distance of about three miles along a north-south trend and have a maximum width of about one-half mile. The larger Indian Bench and Copper Bench deposits within the Bullfrog property extend about 3.5 miles along a northwesterly trend.

Mineralization in the Bullfrog property deposits occurs over three stratigraphic zones of the Salt Wash Member of the Morrison Formation, while mineralization at the Tony M property occurs over four zones. The Southwest deposit (like most of the adjacent Tony M property) occurs in the lowermost 35 feet to 40 feet of the Salt Wash Member sandstone. Mineralization forming the Copper Bench and Indian Bench deposits occurs between about 60 feet and 100 feet above the base of the Salt Wash Member.

The depth below the surface to the base of the three deposits ranges from about 475 feet (Southwest deposit) to nearly 1,100 feet in both the Copper Bench and Indian Bench deposits.

Exploration

Surface drilling using rotary tricone technology, together with radiometric gamma logging, was the primary exploration method used to discover and delineate uranium on the Bullfrog and Tony M properties.

During development of Tony M, Plateau also conducted an intensive mine geology program to collect detailed information on the occurrence of uranium, including its thickness, grade, and lateral extent. This was done through geological mapping, together with face and rib scanning, as well as gamma probing of short up and down holes extending to about eight feet. Probing was also done using long-hole drilling to test target zones up to about 150 feet from mine openings. The results of this program were recorded on a systematic set of cross sections through Tony M, developed at a scale of 10 feet to the inch. Scott Wilson RPA did not have access to the detailed information collected underground in Tony M.

Denison carried out no work on the Bullfrog and Tony M properties, with the exception of a review of available data and critical evaluation, until the end of 2005, when Denison initiated certain activities including underground reconnaissance and permitting on the Bullfrog and Tony M properties. See “US Mining Division – Operations – US Mines – Henry Mountains Complex”.

Mineralization

The uranium/vanadium mineralization in the Henry Mountains Complex is similar to deposits observed elsewhere in the Colorado Plateau. It occurs as intragranular disseminations within the fluvial sand facies of the Salt Wash Member. It also forms coatings on sand grains and associated organic masses. Coffinite is the dominant primary uranium mineral in the mineralized horizons, with uraninite occurring in only trace amounts.

Vanadium occurs as montroseite (hydrous vanadium oxide) and vanadium chlorite in primary mineralized zones located below the water table. Above the water table to the south, vanadium chlorite is absent, while montroseite and a suite of secondary uranium/vanadium minerals are present.

Drilling

Bullfrog Property

Most of the drilling done on the Southwest, Copper Bench, and Indian Bench deposits on the Bullfrog property was conducted by rotary drilling using a tricone bit. Additional drilling was done to collect core samples.

The Indian Bench deposit is delineated by drilling on approximately 200 foot centres, while the Southwest and Copper Bench deposits were drilled on 100 foot centres. In some areas, the rugged terrain made access difficult, resulting in an irregular drill pattern. A total of 2,232 drill holes were completed on the Bullfrog property.

The mineralization is approximately horizontal on the Bullfrog property, so vertical holes provide a reliable estimate of the thickness of the deposits.

Tony M Property

In February, 1977, drilling commenced in the Tony M deposit. Plateau drilled more than 2,000 rotary drill holes totalling about 1.0 million feet. The holes were drilled using rotary tricone technology. The rugged terrain over much of the Tony M property made drilling access difficult, resulting in an irregular drill pattern. The drilling includes 24 core holes. The core holes provided samples of the mineralized zone for chemical and amenability testing and to determine geologic and engineering properties of the mineralized zone.

Sampling and Analysis

Bullfrog Property

Downhole gamma logging of surface holes was done on the Bullfrog property. Standard logging suites included radiometric gamma, resistivity and self potential measurements, supplemented by neutron-neutron surveys for dry holes. Deviation surveys were conducted for most of the holes.

Assays of samples from core drilling were collected by company geologists and submitted to various commercial labs for analysis. Results of these analyses were compared to eU3O8 values from gamma logs to evaluate radiometric equilibrium, logging tool performance, and validity of gamma logging.

Metallurgical testing included leach amenability studies, settling, and filtration tests.

Mineral resource estimates for the Bullfrog property are based on the eU3O8% gamma log conversion values used to identify the mineralized zone, its thickness and calculate an average grade. The procedures implemented to identify the minimum grade and cut-off GT (Grade in U3O8 x thickness) product for mineral resource estimation are described below under the heading “US Mining Division – Mineral Properties – Henry Mountains Complex – Cut-Off Grade and Mining Considerations”.

Tony M Property

The same suite of logging surveys and procedures as employed at the Bullfrog property were conducted for the Tony M property. Assays of samples from core drilling were collected and submitted for analysis. Confirmation assays of chemical U3O8% were completed on drill core samples for comparison and calibration with eU3O8% values from gamma logging.

Status of Chemical Equilibrium of Uranium

Bullfrog Property

Exxon conducted analyses of samples from core drilling in the Southwest and Copper Bench deposits and found that the radioactive disequilibrium of potentially economic grade intercepts in cores, measured as the ratio of chemical U3O8 % to log radiometric equivalent (eU3O8%), varied from 0.80 to 1.35 and averaged 1.06, close to the equilibrium value of 1.0. Other investigations had identified no significant disequilibrium problem.

Tony M Property

Plateau conducted an extensive investigation of the state of chemical disequilibrium of uranium in the Tony M deposit. In 1989, Nuclear Assurance Corporation (“NAC”) reported that an analysis of results from 1,763 samples, including 1,137 composite samples collected from buggies coming from Tony M, was completed in 1983. Based on that analysis, it was concluded: (i) the state of disequilibrium varies from location to location within the deposit; (ii) with the exception of one small area in the southern part of the deposit, the equilibrium factor is positive; (iii) low grade material with less than 0.06% U3O8 is depleted in uranium; and (iv) higher grade material containing more than 0.06% U3O8 is enriched in uranium.

Scott Wilson RPA is of the opinion that based on the information available, the original gamma log data and subsequent conversion to eU3O8% values are reliable but slightly conservative estimates of the uranium U3O8% grade. Furthermore, there is no evidence that radiometric disequilibrium would be expected to negatively affect the uranium resource estimates of the Henry Mountains Complex.

Data Verification

Based on its review of the grade and thickness of uranium mineralization determined in the original gamma logs and a comparison with the computer generated GT composites, Scott Wilson RPA is of the opinion that the original gamma log data and subsequent conversion to eU3O8 values are reliable. Furthermore, Scott Wilson RPA reviewed the chemical analyses of core from diamond drill holes from the Bullfrog property and is of the opinion that the gamma logging results for the Bullfrog property provide a reliable, but conservative, estimate of the uranium content. The review suggests that the Mineral Resource estimate may underestimate the uranium content of the Bullfrog property by up to about 5%.

Security of Samples

Procedures followed during exploration were well documented and at the time followed best practices and standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limit the possibility of sample contamination or tampering.

Mineral Resource Estimation

In the Henry Mountains Technical Report, Scott Wilson RPA audited the 1993 EFN Mineral Resource estimate of the Copper Bench and Indian Bench deposits on the Bullfrog property and the Southwest deposit on the Tony M property, accepted them as a current Mineral Resource estimate and classified them as Indicated Mineral Resources and Inferred Mineral Resources.

The basis for this mineral resource estimation is the gamma logs from 1,801 rotary drill holes located on the Southwest, Copper Bench and Indian Bench deposits. This represents about 80% of the 2,232 total holes drilled on these deposits. A total of 81 core holes were drilled to recover samples for chemical and geologic analysis and to establish stratigraphic relationships. All of the drilling and analyses were conducted prior to Denison’s tenure. See “US Mining Division – Mineral Properties – Henry Mountains Complex – Drilling” above for further detail.

The grades of the mineralized zones were calculated on a polygonal block-by-block basis. The pounds of eU3O8 for each polygon were then tabulated along with the area and calculated volume for each block. The total number of tons and pounds of eU3O8 contained in the blocks were summed to provide a total inventory for each of the three deposits. Average grades for each deposit were estimated from the grades of the drill hole intersections used in the mineral resource estimate weighted by tonnage.

In the preparation of the Henry Mountains Tony M – Southwest Technical Report, Scott Wilson RPA audited the Mineral Resource estimates of the Tony M and Southwest deposits prepared by Denison using the contour method in 2008 and accepted them as a current Mineral Resource estimate, and has classified them as Indicated Mineral Resources and Inferred Mineral Resources. This new estimate provides an update of the Southwest deposit which was previously included in the Henry Mountains Technical Report.

The results of 1,671 drill holes were used to prepare the Mineral Resource estimates for the Tony M and the Southwest deposits. A total of 32 core holes were drilled to recover samples for chemical and geologic analysis and to establish a stratigraphic relationship. All of the drilling and analyses were conducted prior to Denison’s tenure. See “Drilling” above for further detail.

The following table lists the Mineral Resources by deposit for the entire Henry Mountains Complex.

Henry Mountains Complex Mineral Resource Estimates(1) (2) (3)

Deposit	Category	Tons (million)	Grade eU3O8 (%)	Contained eU3O8 (million pounds)
Tony M	Indicated	1.03	0.24	4.83
Southwest	Indicated	0.66	0.25	3.30
Indian Bench	Indicated	0.22	0.40	1.74
Copper Bench	Indicated	0.50	0.29	2.93

Total Indicated		2.41	0.27	12.80

Tony M	Inferred	0.65	0.17	2.17
Southwest	Inferred	0.21	0.14	0.58
Indian Bench	Inferred	0.25	0.42	2.09
Copper Bench	Inferred	0.50	0.32	3.24

Total Inferred		1.61	0.25	8.08

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The Tony M and Southwest mineral resources were estimated at a cut-off grade of 0.10% eU3O8 over a minimum thickness of 2 feet and a minimum GT of 0.2 feet-%.
(3)

The Indian Bench and Copper Bench mineral resources were estimated at a cut-off grade of 0.20% eU3O8, a minimum thickness of 4 feet and a minimum GT of 0.8 feet-% that does not include any intervals with less than a 0.5 foot intercept of 0.08% U3O8.

Cut-Off Grade and Mining Considerations

The selection of a 0.20% eU3O8 cut-off for the Copper Bench and Indian Bench was made by Scott Wilson RPA based on evaluations of current mining and processing costs made by both Denison and other operators in the region.

The 0.20% eU3O 8 cut-off maximizes the tonnage of higher grade mineralization while maintaining strong positive value. Based on the extensive review of the drilling, Scott Wilson RPA notes that lowering the cut-off criteria will increase total tonnage by increasing the number of drill hole intercepts meeting the cut-off, while also increasing the apparent continuity of mineralization between adjacent drill holes.

For the Tony M and Southwest deposits, Denison established minimum grade, thickness and GT parameters based on conventional Colorado Plateau mining practices and recent operating costs at Tony M.

As an initial step for the compositing of the drill hole assays, minimum grades of 0.10%, 0.08%, 0.05% and 0.03% eU3O8 were used over a minimum thickness of two feet, with a two foot minimum for exclusion of waste intervals. This resulted in minimum GT values of 0.20 feet-%, 0.16 feet-%, 0.10 feet-% and 0.06 feet-%, respectively. The two-foot thicknesses are based on the mining technique of split shooting, which is commonly used in the Uravan District. For inclusion of blocks in the mineral resource estimate, Denison used a cut-off grade of 0.10% eU3O8 .

Arizona Strip

Denison currently holds a 100% interest in eight breccia pipe uranium deposits in the Arizona Strip district of northwestern Arizona, being: Arizona 1, Canyon, Pinenut, EZ 1, EZ 2, WHAT, DB 1, and Kanab North. The EZ 1, EZ 2, WHAT, DB 1 and a fifth deposit, Moonshine Springs, were acquired from Pathfinder in 2007. Moonshine Springs is a sandstone hosted deposit near the surface which gradually becomes deeper toward the north.

On March 26, 2007, Denison filed, on the SEDAR website at www.sedar.com, an independent technical report entitled “Technical Report on the Arizona Strip Uranium Project” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to Arizona 1, Canyon and Pinenut (the “Arizona Strip Report”).

An independent technical report titled “Technical Report on the EZ1 and EZ2 breccia pipes, Arizona Strip District, USA” prepared by Scott Wilson RPA in accordance with the requirements of NI 43-101 with respect to Denison’s EZ 1 and EZ 2 properties (“EZ Complex”) was filed on August 11, 2009 (the “EZ Complex Report”).

Mining operations began at Arizona 1 in late 2009. At Pinenut, mine development activities began in late 2010. See “US Mining Division – Operations – US Mines – Arizona Strip”. At Canyon, all surface facilities for shaft sinking are in place, and development is anticipated to begin in 2012. Kanab North, mined previously, is reported to have only minor quantities of mineralized material remaining in place and is not included in the Mineral Resource estimates in the Arizona Strip Report. An EIS is being prepared for the EZ Complex. The DB 1 and Moonshine Springs properties have no development on site or plans for permitting at this time.

Property Description and Location

Prior to 1995, EFN located and developed to various stages, numerous uranium mineralized breccia pipe structures in northwestern Arizona, between Utah and the Grand Canyon, an area termed the “Arizona Strip.” Most of Energy Fuels’ breccia pipes are between the town of Fredonia, on the Arizona Utah state line, and Grand Canyon National Park. These include the Pinenut, Arizona 1 and EZ Complex pipes. Canyon is located south of the park.

Arizona 1 is located in Mojave County, Arizona, about 45 miles southwest from Fredonia, Arizona by unsurfaced road. Energy Fuels’ property position will consist of ten unpatented mining claims covering approximately 207 acres.

Pinenut consists of 10 unpatented mining claims encompassing 207 acres. It is located 45 miles south of Fredonia in Mojave County, Arizona and is accessible via an unsurfaced road.

Canyon is in north central Arizona, 153 miles north of Phoenix and ten miles south of Grand Canyon Village in the Kaibab National Forest, Coconino County and is accessible by an unsurfaced road. The Canyon site consists of nine unpatented mining claims encompassing approximately 186 acres. There is a 3.5% yellowcake royalty on Canyon.

The EZ Complex is also located in Mohave County, Arizona, about 30 miles southwest of Fredonia, Arizona. The EZ Complex is comprised of 12 unpatented mining claims covering approximately 248 acres. There is a 1.0% yellowcake royalty on the EZ Complex properties.

Accessibility, Local Resources, Physiography and Infrastructure

Climate in northern Arizona is semi-arid, with cold winters and hot summers. January temperatures range from about 7° F to 57° F and July temperatures range from 52° F to 97° F. Annual precipitation, mostly in the form of rain but some snow, is about 12 inches. Vegetation on the plateaus is primarily open piñon juniper woodland and shrubs. Mining operations can be conducted on a year around basis.

The region north of the Grand Canyon is very sparsely populated. Due to the inaccessibility and low population, infrastructure is not well developed. The nearest commercial centres to the Fredonia area are the towns of St. George and Cedar City, Utah, both approximately 88 miles to the northwest by road. White Mesa is approximately 275 miles by road from Fredonia and about 325 miles by road from Canyon.

Arizona 1 was substantially developed in the 1990’s with the production shaft completed 1,250 feet of the proposed final 1,650 foot depth. Drill stations were cut near the current shaft bottom, and some 40,000 feet of drilling were completed from those stations. A headframe, hoist and compressor are in place. Denison completed rehabilitation work, and following receipt of all necessary permits in 2009, recommenced mine development.

Pinenut is a fully developed underground mine that produced about 0.5 million pounds U3O8 in 1989. A hoist, headframe and compressor are in place. Denison completed the construction of a larger stormwater pond and has begun rehabilitation work in anticipation of commencing production in 2012.

Only surface development has been completed at Canyon with a headframe, hoist and compressor in place. The shaft has been collared to a depth of 50 feet. The Denison Board approved development of Canyon in March, 2012.

There is no infrastructure in place at the EZ Complex.

History

Uranium exploration and mining of uranium deposits started in 1951 when a geologist employed by the US Geological Survey noted uranium ore on the dump of an old copper prospect on the South Rim of the Grand Canyon in northern Arizona. The prospect was inside Grand Canyon National Park, but on fee land that predated the park. A mining firm acquired the prospect and mined a significant high grade uranium deposit, the Orphan Mine. By the time mining ended in the early 1960s, 4.26 million pounds of U3O8 and some minor amounts of copper and silver had been produced.

After the discovery of the first deposit in the 1950s, an extensive search for other deposits was made by the government and industry, but only a few low grade prospects were found. Exploration started again in the early 1970s. In the mid 1970s, Western Nuclear Inc. acquired a prospect located about 25 miles north of the Grand Canyon and found high grade uranium mineralization offsetting an old shallow copper/uranium site. In the next few years, a second deposit was found approximately one mile away.

EFN acquired the property from Western Nuclear Inc. in December, 1980. Development started promptly, with a mine in production by the end of 1981.

The Kanab North deposit was discovered in 1981, but development did not begin until late 1984. Kanab North was fully developed in 1988 and operated until December, 1990, when it was placed on standby. Production totalled about 2.8 million pounds of U3O8 at an average grade of just over 0.50% U3O8. Some minor quantity of mineralized material remains.

EFN drilled a total of 253 drill holes at Arizona 1, including: 18 core holes from underground drill stations with a total footage of 6,122 feet; 17 rotary holes from surface with a total footage of 25,289 feet; and 218 long holes from underground drill stations with a total footage of 36,189 feet. Mine development at Arizona 1 began in 1990 but was suspended in 1992, with the shaft at a depth of 1,254 feet.

Canyon is located on mining claims that EFN acquired in 1982. Drilling completed by EFN in 1983 identified a significant deposit. EFN drilled 36 holes from May, 1983, through April, 1985, to delineate the uranium mineralization and to determine placement of the mine shaft and water supply well. Additional drilling of six holes was completed in 1994. Development of the site was discontinued as a result of low uranium prices.

Pinenut was developed in 1989, but saw only minor production, approximately 0.5 million pounds U3O8 at an average grade of 1.02% U3O8, before being placed on standby.

The EZ Complex was drilled in the 1980’s by Pathfinder. Pathfinder drilled 81 holes, totalling 139,118 feet. Pathfinder entered into a joint venture with EFN and prepared mineral resource estimates in 1988. When Denison acquired EFN’s mining properties in 1997, the EFN/Pathfinder joint venture was terminated and control of EZ 1 and EZ 2 had reverted back to Pathfinder. Denison acquired EZ 1 and EZ 2 from Pathfinder in 2007.

EFN identified and investigated more than 4,000 circular features in northern Arizona. One hundred and ten of the most prospective features were explored by deep drilling, and approximately 50% of those drilled were shown to contain uranium mineralization. Ultimately, nine pipes were deemed worthy of development. Total mine production from the EFN breccia pipes from 1980 through 1991 was approximately 19.1 million pounds U3O8 at an average grade of just over 0.60% U3O8.

Most of the assets of EFN were acquired by Denison in 1997. Since that time, Denison has maintained its ownership of Kanab North, Pinenut, Arizona 1, and Canyon. All other EFN prospects were dropped. In addition to the EFN breccia pipe deposits, Denison acquired four additional breccia pipe deposits (EZ 1, EZ 2, WHAT and DB 1) and one sandstone type deposit (Moonshine Springs) from Pathfinder.

Geological Setting

Parts of two distinct physiographic provinces are found within Arizona: the Basin and Range Province in the southern and western edge of the state, and the Colorado Plateau Province in most of northern and central Arizona. The Arizona Strip lies within the Colorado Plateau Province.

Surface exposures within the Arizona Strip reveal sedimentary and volcanic rocks ranging in age from Upper Paleozoic to Quaternary. The area is largely underlain by Mississippian through Triassic sedimentary rock; however, exposed within the Grand Canyon are older rocks reaching Precambrian in age.

Arizona 1, in common with all other breccia pipes within the Arizona Strip, was believed by EFN to have had its origin as a solution collapse of the Redwall Limestone. This collapse worked its way upward through the overlying formations where the throat diameter is between 200 feet to 300 feet. Vertical displacement in the throat averages 175 feet. Uranium mineralization is distributed irregularly over a depth interval of approximately 650 feet mainly at the level of the Hermit Shale formation to a maximum depth of 1,400 feet from surface.

At Canyon, the surface expression of the pipe is a broad shallow depression in the Permian Kaibab Formation. The pipe is essentially vertical with an average diameter of less than 200 feet, but it is considerably narrower through the Coconino and Hermit horizons (80 feet). The cross sectional area is probably between 20,000 and 25,000 square feet. The pipe extends for at least 2,300 feet from the Toroweap limestone to the upper Redwall horizons. The ultimate depth of the pipe is unknown.

Mineralization extends vertically both inside and outside Canyon over 1,700 vertical feet, but ore grade mineralization has been found mainly in the Coconino, Hermit, and Esplanade horizons and at the margins of the pipe in fracture zones. Sulphide zones are found scattered throughout the pipe but are especially concentrated (sulphide cap) near the Toroweap Coconino contact, where the cap averages 20 feet thick and consists of pyrite and bravoite, an iron-nickel sulphide. The mineral assemblage consists of uranium-pyrite-hematite with massive copper sulphide mineralization common in and near the ore zone. The strongest mineralization appears to occur in the lower Hermit-upper Esplanade horizons in an annular fracture zone.

Uranium mineralization in EZ 1 and EZ 2 is located primarily in the Coconino and Hermit horizons.

Deposit Types

Paleozoic sedimentary rocks of northern Arizona are host to thousands of breccia pipes. The pipes are known to extend from the Mississippian Redwall Limestone to the Triassic Chinle Formation, which makes for approximately 4,000 feet of section. However, because of erosion and other factors, no single pipe has been observed cutting through the entire section. No pipe is known to occur above the Triassic Chinle Formation or below the Mississippian Redwall Limestone.

Breccia pipes within the Arizona Strip are vertical or near vertical, circular to elliptical bodies of broken rock. Broken rock is comprised of slabs and rotated angular blocks and fragments of surrounding and stratigraphically higher formations. Hence, many geologists consider the pipes to have been formed by solution collapse of underlying calcareous rocks, such as the Redwall Limestone. Surrounding the blocks and slabs making up the breccia is a matrix of fine material comprised of surrounding and overlying rock from various formations. The matrix has been cemented mostly by silicification and calcification.

Breccia pipes are comprised of three interrelated features: a basinal or structurally shallow depression at surface (designated by some as a collapse cone); a breccia pipe which underlies the structural depression; and annular fracture rings which occur outside of, but at the margin of the pipes. Annular fracture rings are commonly, but not always, mineralized. The structural depression may range in diameter up to 0.5 miles or more, whereas breccia pipe diameters range up to about 600 feet; the normal range is 200 feet to 300 feet.

Mineralized breccia pipes found to date appear to occur in clusters or trends. Spacing between pipes ranges from some hundreds of feet within a cluster to several miles within a trend. Pipe location may have been controlled by deep seated faults, but karstification of the Redwall Limestone in Mississippian and Permian times is considered to have initiated formation of the numerous and widespread breccia pipes in the region.

Exploration

Denison has not carried out any exploration on Arizona 1, Pinenut, Canyon or the EZ Complex since it acquired these properties.

Mineralization

In the breccia pipe deposits, uranium occurs largely as blebs, streaks, small veins, and fine disseminations of uraninite/pitchblende. Mineralization is mainly confined to matrix material, but may extend into clasts and larger breccia fragments, particularly where these fragments are of Coconino sandstone. In addition to uranium, an extensive suite of elements is reported to be anomalously concentrated in mineralized rock within breccia pipes throughout northern Arizona. Within many pipes, there is a definite mineralogical zoning in and around the uranium mineral body.

Breccia pipes are surrounded by bleached zones, particularly notable in the Hermit formation where unaltered red sediments contrast sharply with grey-green bleached material. Both age dating and disequilibrium determinations indicate that remobilization of uranium has occurred. Uranium concentrations in the upper levels of a pipe tend to be in equilibrium, with disequilibrium in the mineral bodies increasing in favour of the chemical assays in deeper levels of a pipe.

Uranium mineralization within Arizona 1 extends significantly in the vertical dimension. Continuous drill hole intersections of several tens of feet with grades exceeding 1.00% U3O8 or more are not uncommon. The maximum continuous surface drill hole intersection was 92.5 feet at an average grade of 1.55% U3O8. On average, the 12 drill holes from surface which had intersected uranium mineralization recorded 75 feet of 0.62% U3O8.

Uranium mineralization at Canyon is concentrated in three stratigraphic levels: Coconino, Hermit/Esplanade, and a lower zone. Mineralization extends vertically from a depth of 600 feet to over 2,100 feet. Intercepts range widely up to several tens of feet with grades in excess of 1.00% U3O8 . Twenty-two drill holes from surface encountered uranium mineralization averaging 100 feet of 0.45% U3O8 .

Uranium mineralization at EZ 1 occurs at two distinct vertical intervals. The upper zone is contained within a 400-foot interval, 1,170 to 1,560 feet below surface and at its widest point has a diameter of approximately 183 feet. The lower zone is at a depth of 1,812 to 2,143 feet and at its widest point has a diameter of 45 feet. At EZ 2, the mineralization occurs in three distinct zones: an upper, middle and lower zone. The larger upper zone is mushroom shaped and is approximately 300 feet wide at its widest point and occurs from 952 feet to 1,153 feet below surface. The middle zone is made up of two central deposits surrounded by multiple ring deposits. An array of deposits in the middle zone occurs between depths of 1,194 to 1,356 feet. The lower zone also is a mushroom shaped deposit from 1,417 to 1,512 feet.

Drilling

Exploration drilling of breccia pipes is a difficult process. Substantial depths, approximately 2,000 feet, small targets, approximately 200 feet in diameter, and non-homogeneous rock formations combine to limit the accuracy of the drilling process. The presence of cavernous and brecciated sediments near the present land surface can result in loss of circulation of drilling fluid and as a result, much drilling is conducted “blind.” Periodic “spot cores” are taken to determine whether or not holes are within the target structure or have drifted away from the pipe. Indeed, most pipes cannot be completely drilled out from the surface due to deviation from desired targets. All drill holes are surveyed for deviation and logged with gamma logging equipment.

If surface drilling provides sufficient encouragement that a mine can be developed, on that basis a vertical shaft is sunk or drilled to its ultimate depth and underground drill stations are established at various levels to provide platforms for further exploration and delineation drilling. Drilling from underground stations typically utilizes large bore percussion drills. The resulting drill holes, out to as much as approximately 200 feet or so, are then gamma logged and surveyed as a supplement to surface drilling.

Sampling Method and Approach

All of the historical drill holes on the Arizona Strip properties were gamma logged and surveyed for deviation. This data provided the basic building blocks from which quantities of mineralized material were estimated. Core holes were drilled to supplement this data, to provide information for determination of disequilibrium, and to accommodate material for metallurgical testing. The process was consistent with industry standards when completed and the work carried out by EFN was judged by Scott Wilson RPA to have been of superior quality.

All of the basic data for calculation of quantities and grades of mineralized material for Arizona 1, Pinenut, Canyon, and EZ1 and EZ2 was derived directly by gamma log interpretation. Numerous checks were completed on this data by means of chemical assays, closed-can assays, and various beta gamma analyses.

Sample Preparation, Analyses and Protocols

Industry standards for uranium exploration in the western United States are based almost completely on the gamma logging process with a number of checks, including: (i) frequent calibration of logging tools, (ii) core drilling and chemical analysis of core as a check on gamma log values and the potential for disequilibrium; (iii) possible closed-can analysis as an adjunct to chemical assays; and (iv) possible gamma logging by different tools and/or companies.

EFN used the GAMLOG computer program to interpret gamma-ray logs (“GAMLOG”). GAMLOG was developed by the US Atomic Energy Commission. The essence of the method is a trial and error iterative process by which U3O8 grades are determined for a series of  1/2-foot or 1-foot layers which can be considered to comprise the zone under analysis. The objective of the iterative process is to find a grade for each separate layer such that an imaginary set of separate gamma-ray anomalies (one from each separate layer) could be composited to form an overall anomaly which would closely match the real anomaly under analysis.

Security of Samples

There are no specific provisions for security of data or samples other than those employed for confidentiality. The previous property owners are deemed to have met or exceeded industry standards for the exploration process.

Data Verification

Data verification in uranium exploration in the western United States takes the form of a combination of logging tool calibration, chemical assays on core, and various checks by other logging units and outside laboratories. Most of this verification process is internal and company specific. Independent verification has not been part of the industry standard process. EFN operations in the Arizona Strip are judged by Scott Wilson RPA to have met or exceeded industry standards.

Mineral Resource and Mineral Reserve Estimates

Initial Mineral Resource estimates were prepared for Arizona 1, Canyon, Pinenut and the EZ Complex using historical drill hole data provided by Denison. Scott Wilson RPA interpreted a set of cross sections and plan views to construct 3-D grade-shell wireframe models at 0.2% eU3O8 . Variogram parameters were interpreted and eU3O8 grades were estimated in the block model using kriging. The grade-shell wireframes were used to constrain the grade interpolation. All blocks within the 0.2% eU3O8 grade-shell wireframes, regardless of grade, were included in the mineral resource estimate. There are no mineral reserves estimated at any of the five deposits at this time. Scott Wilson RPA estimated the inferred mineral resources as shown below.

Arizona Strip Inferred Mineral Resource Estimates(1)

	Tons (,000)	Grade eU3O8(2)(3) (%)	Contained eU3O8 (,000 pounds)
Arizona 1	70.3	0.68	956
Canyon	70.5	1.08	1,523
Pinenut	99.2	0.44	873
EZ 1	110.5	0.51	1,127
EZ 2	113.7	0.43	978

Notes:

(1)	The Mineral Resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	Interval grades were converted from the gamma log data and are therefore equivalent U3O8 (eU3O8).
(3)	High eU3O8 grades were cut to 6% at Arizona 1, 10% at Canyon, and 8% at Pinenut, EZ 1 and EZ 2.

Cut-off Grade

In its feasibility studies of the various Arizona Strip breccia pipes compiled during the 1980s and 1990s, EFN typically used a cut-off grade of 0.15% U3O8. A reasonable cut-off grade for long term sustainable market conditions would be approximately 0.20% U3O8. This cut-off grade was applied by Scott Wilson RPA to all the breccia pipes deposits.

Mineral Resource and Reserve Update

Since the Mineral Resource estimates were prepared by Scott Wilson RPA, the Mineral Resources were updated for Pinenut and Canyon by Denison. Furthermore, at Arizona 1, mining operations have been underway since late 2009. As a result of the updates and the mining operations, the following illustrates the current mineral resource estimates for the Arizona Strip properties.

Arizona Strip Inferred Mineral Resource Estimate Update (in thousands of pounds U3O8)

Resources	Initial Resource Estimate	Uranium Mined	Additions (Deletions) (1)	Current Resource Estimate
Arizona 1	956	(765)	494	685
Canyon	1,523	0	106	1,629
Pinenut	873	0	164	1,037
EZ 1	1,127	0	0	1,127
EZ 2	978	0	0	978

Note:

(1)	Additions or deletions to Mineral Resource estimates include reassessment of geological data.

Historical Estimates

On several of the mineral properties, estimates of Mineral Reserves or Mineral Resources have not been prepared in accordance with NI 43-101; however, historical mineral resource estimates exist for the projects, as discussed below. Denison did not treat the following historical estimates as current Mineral Resources or Mineral Reserves. Denison did not undertake the work necessary to have the historical estimates verified by a Qualified Person. These historical estimates have not been categorized. The properties will require confirmatory drilling and data collection to convert historical estimates into NI 43-101 compliant resources.

In 2007, Denison acquired five uranium deposits located in the Arizona Strip district in northeastern Arizona from Pathfinder, including four breccia pipe type deposits (EZ 1, EZ 2, WHAT and DB 1) and a sandstone hosted deposit occurring at surface and gradually becoming deeper towards the north (Moonshine Springs).

Shown below are the historical mineral resource estimates for DB 1 and Moonshine Springs as presented by Pathfinder to Denison and estimated in 1996 (the “Pathfinder Historical Estimates”). No cut-off grades have been reported for DB 1, while a 0.05% U3O8 cut-off has been used for Moonshine Springs.

Pathfinder Historical Estimates(1)(2)

Deposit	Tons (,000)	Grade % U3O8	Pounds of U3O8 (,000)
DB 1	103.6	0.44%	911
Moonshine Springs	761.7	0.16%	2,483

Notes:

(1)	The historical estimates do not comply with the requirements of NI 43-101. CIM definitions are not used.
(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

The Pathfinder Historical Estimates are based on data, reports and documentation obtained from and prepared by previous operators, including AREVA, which were not verified by Denison. The properties will require considerable further evaluation to upgrade this historical estimate as a current Mineral Resource estimate, which, provided the Arrangement is completed, Energy Fuels’ management and consultants intend to carry out in due course.

In the Colorado Plateau District, Denison mined uranium and vanadium bearing ore from Sunday and Rim from November, 1997 to mid-1999, then Topaz, Sunday/St. Jude and West Sunday beginning in 2008 to 2009, and is currently mining ores from Pandora and Beaver. In 2011, 172,600 tons of ore from the Colorado Plateau were milled at White Mesa.

The mineral resource estimates shown below are based on historical estimates prepared by EFN, adjusted for production from the Colorado Plateau Mines.

Colorado Plateau Historical Estimate(1)(2)(3)

	Mineral Tons (,000)	% U3O8	Pounds U3O8 (,000)	%V2O5	Pounds of V2O5 (,000)
Colorado Plateau	1,232	0.21	5,247	1.19	29,414

Notes:

(1)	The historical estimate does not comply with requirements of NI 43-101. CIM definitions are not used.
(2)	The historical estimate cannot be verified and the estimate is not necessarily indicative of the mineralization on the property.
(3)	The historical estimate was adjusted by Denison to reflect actual mine production by Denison.

The Colorado Plateau historical estimates are based on data, reports and documentation obtained from and prepared by previous operators, including EFN, which have not been verified by Denison. The properties will require considerable further evaluation to upgrade this historical estimate as a current Mineral Resource estimate, which, provided the Arrangement is completed, Energy Fuels’ management and consultants intend to carry out in due course.

In June, 2011, Denison acquired uranium and vanadium properties in southeastern Utah pursuant to the White Canyon Acquisition. The properties are in two widely separated geographic areas: a northern area in the region of Thompson, Utah, which is in the Colorado Plateau District; and, a southern area called the White Canyon District. Historical estimates have been reported for the following White Canyon properties (the “White Canyon Historical Estimates”).

White Canyon Historical Estimates(1)(2)

Deposit	Tons (,000)	Grade % U3O8	Pounds of U3O8 (,000)
Daneros & Lark Royal(3)	184.0	0.33%	1,207
Geitus – Deer Flats	49.0	0.24%	239
Blue Jay	25.0	0.20%	99
Marcy Look	11.0	0.25%	52

Notes:

(1)	The historical estimates do not comply with the requirements of NI 43-101. CIM definitions are not used.
(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the properties.
(3)	The Daneros and Lark Royal historical estimate has been adjusted to reflect actual mine production by White Canyon and Denison.

The White Canyon Historical Estimates for Daneros and Lark Royal are based on Denison’s analysis of work conducted by a previous operator, UP&L. In 2010 and 2011, White Canyon prepared the following estimates:

“Technical Report on Utah Energy Corporation’s Geitus—Deer Flat Project, San Juan County, Utah, February 15, 2011” prepared by Integrated Production Resources of Centennial, Colorado.

“Technical Report on Utah Energy Corporation’s Blue Jay Project, San Juan County, Utah, February 22, 2011” prepared by Integrated Production Resources of Centennial, Colorado.

“Technical Report on Utah Energy Corporation’s Geitus—Marcy Look Project ,San Juan County, Utah, December 28,2010” prepared by Integrated Production Resources of Centennial, Colorado.

These reports were prepared in accordance with the JORC Code prior to Denison’s involvement with White Canyon. These reports were based on analysis by Integrated Production Resources utilizing data, reports, and documentation obtained from and prepared by previous operators, which have not been verified by Denison. The properties will require considerable further evaluation to upgrade these historical estimates to Mineral Resource estimates pursuant to NI 43-101, which work Energy Fuels’ management and consultants intend to carry out in due course provided the Arrangement is completed.

To Energy Fuels’ knowledge, no Mineral Resources estimates have been prepared for the properties in the Colorado Plateau District.

Mineral Exploration

DMHC indirectly holds exploration properties in the Colorado Plateau, White Canyon, and Arizona Strip Districts. Exploration drilling has been conducted in the Colorado Plateau District in recent years, with the majority of the work directed to brown fields drilling to extend active mining areas.

In the Colorado Plateau District, exploration projects include extensions of the geologic trends in the vicinity of the Sunday Mines Complex. Properties are also held which cover areas that are favourable for exploration for new discoveries for salt wash uranium/vanadium deposits similar to the deposits in the Sunday Mines area.

The majority of 2010 drilling in the US was directed to the Beaver area. A total of 62 holes totalling 13,755 metres (45,129 feet) were completed along known trends and in areas between mineralized pods where historical drilling is limited. A new mineralized channel was delineated parallel to active mining in the west Beaver area; the new zone is approximately 300 metres long. Eleven holes totalling 1,963 metres (6,440 feet) were drilled in advance of active mine areas at Pandora. Results of this drilling were negative, and future drilling will focus on stepping out to new target areas further removed from current mining areas. Energy Fuels anticipates implementing Denison’s plans in the Beaver area.

Drilling at Beaver and Redd Block in 2011 totalled 15,510 metres (50,889 feet) in 68 holes, which includes nine monitoring wells installed at Redd Block for baseline data collection and future groundwater monitoring. Two new areas of mineralization were discovered which can be accessed from existing mine workings. These Mineral Resources more than replaced production from Beaver in 2011.

For 2012, Denison planned three drill programs in the vicinity of the Pandora, Beaver and Redd Block areas. In total, the program was anticipated to drill 20,125 metres in approximately 80 drill holes. Energy Fuels anticipates completing the drill program as planned.

In the Arizona Strip District, Denison holds 100% interest in several claims blocks, all of which host confirmed breccia pipe features. Mineralization has been encountered in past drilling on a number of these features, and additional deep drilling is required to confirm Mineral Resources. Denison had plans to drill six deep exploration holes, to confirm a known discovery and to support Mineral Resource estimation, on DB 1. DB 1, as well as nearly all of the known breccia pipes exploration targets on lands that will be held by Energy Fuels in the Arizona Strip District, is within the area withdrawn by the US Department of Interior. Drilling at DB 1 in 2012 is contingent upon BLM accepting Denison’s notice of intent to explore on withdrawal lands.

The White Canyon District includes claims and Utah State Leases covering historical mineral deposits in the Elk Ridge and Deer Flats areas. Exploration notices for surface drilling were obtained by UEC for the Geitus, Blue Jay, and Marcy Look areas. Denison is evaluating historic information on these areas to assess plans for exploration drilling.

Exploration notices have also been approved for brown fields drilling around Daneros. These Exploration notices cover the Daneros, Lark and Royal areas. Energy Fuels will review plans for additional surface drilling in the Daneros area.

Quality Assurance and Quality Control Procedures and Protocols

The following section details the Quality Assurance and Quality Control (“QA/QC”) procedures and protocols for all exploration programs operated by DMHC.

All uranium exploration technical information is obtained, verified and compiled under a formal QA/QC assurance and quality control program in the southwestern United States. The following details the protocols used by all Denison staff and consultants.

Processes for Determining Uranium Content by Gamma Logging

Exploration for uranium deposits in the southwest United States typically involves identification and testing of permeable sandstones within reduced sedimentary sequences. The primary method of collecting information is through extensive drilling and the use of down hole geophysical probes. The down hole geophysical probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

The radiometric (gamma) probe measures gamma radiation which is emitted during the natural radioactive decay of uranium. The gamma radiation is detected by a sodium iodide crystal, which when struck by a gamma ray emits a pulse of light. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse. The gamma probe is lowered to the bottom of a drill hole and data is recorded as the tool is withdrawn up the hole. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval, then uranium grade can be calculated solely from the gamma intensity measurement. Down hole cps data is subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of and type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” or “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor”, and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Core Sampling, Processing, and Assaying

Core samples are collected for a number of purposes: verification of lithology as determined from geophysical logging and examination of drill cuttings; determination of uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are close to balance (“radiometric disequilibrium”); whole rock analysis; and specific geochemistry for uranium species and other minerals of interest. Typically core is only taken over select intervals of interest as identified from logging of drill holes. This reduces the amount of core through barren zones or horizons of no interest and greatly reduces overall exploration costs.

Core diameter is typically 2 1/2 – 3 1/4 inches. For zones selected for laboratory analyses, one half of the core will normally be used. The minimum length of core submitted is usually one foot and the maximum length per sample is two feet. Sample intervals are selected by geologists in the field based on lithology, oxidation/reduction, and uranium grade (from gamma logging and from hand-held gamma counters).

Core samples are prepared at White Mesa. Samples are crushed and then ground to -200 mesh. The sample pulps are split to 250 to 300 grams for laboratory work.

Quality Assurance and Quality Control Measures

Drill hole logging is conducted by Denison in-house personnel. The logging capabilities are designed specifically to meet Denison’s logging requirements in the southwest United States. The tools, and a complete set of spares, were manufactured by Mount Sopris Instrument Company in Golden, Colorado. Denison has retained the services of a senior geophysical consultant to oversee training, implementation, and quality control protocols for the southwest United States’ operations. All tools are checked and calibrated before being used, and a variety of system checks and standards are also established for routine checking and calibration of tools.

Drill hole logging data is stored on digital media in the logging truck at the exploration sites. The digital data is periodically brought in from the field locations to the Egnar, Colorado field office. The raw and converted logging data are copied and then sent via e-mail to Denison’s Denver office, where all data is checked and reviewed.

Samples of core are chosen on the basis of radiometric data collected during core logging. This radiometric data is obtained by using a hand held scintillometer. The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale and the respective count rates are recorded manually by the geologist logging the core. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades. However, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling.

Additional samples are collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths are selected according to radiometric values and lithologic breaks or changes. All reasonable efforts are made to ensure that splitting of the core is representative and that no significant sampling biases occur. Once the sample intervals are identified, an exclusive sample number is assigned each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core are split longitudinally at the drill site. One half of the core is placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core is re-assembled in the core box and stored for future reference. Samples are stored at the Egnar, Colorado office under the supervision of the project geologists and delivered to either White Mesa or Activation Laboratories Ltd. for preparation. As standard procedure, field duplicates are included in assay suites sent to the laboratories, and reference samples are used to verify laboratory controls and analytical repeatability.

Environmental and Safety Matters

Denison has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Denison’s commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, Denison has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and to Denison’s employees and to ensure compliance with regulatory requirements. The EHS Policy also sets out Denison’s requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board regarding Denison’s compliance and the results of Denison’s monitoring. Energy Fuels plans to review the EHS Policy adopted by Denison and adopt it as written or with minor modifications.

White Mesa

White Mesa processed conventional ore through June, 2011, at which time processing ceased for maintenance work. Conventional ore processing resumed in November, 2011. The alternate feed circuit was operating throughout 2011. Mill operations registered one lost time accident in 2011, ending White Mesa’s record of 1.6 million man-hours without a lost time accident.

Denison has detected some chloroform contamination at the mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the mill’s tailings cells. In April, 2003, Denison commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This will enable Denison to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2011. Denison is continuing to work with Utah to develop a long-term corrective action plan. A draft corrective action plan was submitted and is currently being reviewed by Utah. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

In 2008, elevated concentrations of nitrate and chloride were observed in some monitoring wells at the mill site, a number of which are upgradient of the mill’s tailings cells. Pursuant to a stipulated consent agreement with UDEQ, Denison retained INTERA, Inc. (“INTERA”), an independent professional engineering firm, to investigate these elevated concentrations and to prepare a contamination investigation report for submittal to UDEQ. The investigation was completed in 2009 and the contamination investigation report was submitted to UDEQ in January, 2010 (the “INTERA Report”). INTERA concluded in the INTERA Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the mill property and is not the result of mill activities. UDEQ reviewed the INTERA Report and concluded that further investigations were required before UDEQ can determine the source of the contamination or assign the responsibility for clean up. Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after over two years of investigation, it has been determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it has therefore not been possible to date to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater. For those reasons, UDEQ could not eliminate mill activities as a potential cause, either in full or in part, of the contamination. Denison and UDEQ have agreed that resources will be better spent in developing a corrective action plan, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised stipulated consent agreement, Denison submitted to UDEQ in November, 2011 a draft corrective action plan for remediation of the contamination, which involves a program of pumping the nitrate contaminated groundwater to White Mesa’s tailings cells, similar to its chloroform remedial program. UDEQ is currently reviewing the proposed corrective action plan. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

Reclamation

White Mesa is subject to decommissioning liabilities. Denison, as part of the Utah Radioactive Licence, is required to annually review its estimate for the decommissioning of the White Mesa site and submit it to UDEQ for approval. The estimate of closure costs for the mill is US$19.4 million, and financial assurances are in place for the total amount.

US Mines

During 2011, Denison had four active mining operations, two in Utah and two in Arizona. There were five mines which were on care and maintenance.

In 2011, Arizona 1 received the 2010 US Department of Labor’s MSHA Sentinels of Safety Award in the small underground metal mine category. In 2010, Arizona 1 personnel worked a total of 56,417 injury-free hours. Daneros was recognized as a runner up with a total of 23,674 injury-free hours. The Sentinels of Safety Award acknowledges the men and women at those mines in the United States that have worked the most employee-hours without experiencing a lost-time injury.

There were two lost time accidents at the mining operations in 2011.

During 2011 and 2012, White Mesa reported consecutive exceedances of GWCLs under White Mesa’s GWDP for several constituents in several wells, and there is a decreasing trend in pH in a number of wells across the White Mesa site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are upgradient of the White Mesa facilities, far down-gradient of the White Mesa site and at the White Mesa site itself. These consecutive exceedances of GWCLs have resulted in violations of White Mesa’s GWDP, and Denison has submitted a plan and schedule to UDEQ to evaluate and further characterize the exceedances and trends. However, given the fact that trends in a number of constituents at the site have previously been determined to have been the result of natural causes, and that the exceedances and trends that have been recently identified and are the subject of current violations are widespread and include wells that are upgradient and far downgradient from the activities at White Mesa, Denison believes that these recently identified consecutive exceedances and trends are not the result of activities at White Mesa. If the exceedances and trends are determined to be the result of natural causes, then the applicable GWCLs may have to be re-evaluated. If the exceedances are determined to be caused by activities at White Mesa, then a corrective action plan for remediation would be required, the scope and costs of which would have to be determined and could be significant.

Reclamation

All of Energy Fuels’ mines in the US are subject to closure and reclamation liabilities. Denison estimated the reclamation costs for the various mining operations in Colorado, Utah and Arizona to be US$3.7 million. Financial bonds are in place for the total amount.

Government Regulation

Uranium milling in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials as well as regulating most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”).

On August 16, 2004, Utah became an Agreement State for the regulation of uranium mills. This means that the primary regulator for White Mesa is now UDEQ rather than NRC. At that time, the mill’s NRC Source Material Licence was transferred to Utah and became the Utah Radioactive Licence. Utah incorporates, through its own regulations or by reference, all aspects of 10 CFR pertaining to uranium recovery facilities. White Mesa’s licence was due for renewal on March 31, 2007. Denison submitted its application for renewal of the licence on February 28, 2007. A draft renewal licence was published for comment by UDEQ in the fourth quarter of 2011 and will be republished for comment in the second quarter of 2012. Denison expects that the renewed license will be issued by UDEQ by the end of 2012. During the period that Utah is reviewing the licence renewal application, the mill can continue to operate under the Utah Radioactive Licence. The mill’s licence was initially issued in 1980 and was renewed in 1987 and 1997.

When Utah became an Agreement State it required that a GWDP be put in place. The GWDP is required for all similar facilities in Utah, and specifically tailors the implementation of Utah groundwater regulations to the mill site. Utah requires that every operating uranium mill have a GWDP, regardless of whether or not the facility discharges to groundwater. The GWDP for White Mesa was finalized and implemented in March, 2005. The GWDP required that the mill add over 40 additional monitoring parameters and fifteen additional monitoring wells at the site. The GWDP came up for renewal in 2010, and is currently in the renewal process. During the review period the mill can continue to operate under its existing GWDP.

White Mesa also maintains permit approvals for air emissions with the UDEQ, Division of Air Quality.

Uranium mining is subject to regulation by a number of agencies including: (1) local county and municipal government agencies; (2) the applicable State divisions responsible for mining and protecting the environment within Utah, Colorado and Arizona; (3) the BLM and the USFS on public lands under their jurisdiction; (4) the U.S. Mine Safety and Health Administration; and (5) other U.S. federal agencies where certain conditions exists, including the U.S. Fish and Wildlife Service and U.S. Army Corp of Engineers. A review of the major permits for each mine is included in the operations sections herein.

Land Tenure

Energy Fuels’ land holdings in the US will be held in fee simple by Energy Fuels by leases from the fee simple owners (private parties or the state or the federal government) or in patented or unpatented mining claims located on property owned by the US Federal Government. Annual fees must be paid to maintain unpatented mining claims, but work expenditures are not required. Holders of unpatented mining claims are generally granted surface access to conduct mineral exploration and mining activities; however, additional mine permits and plans are generally required prior to conducting exploration or mining activities on such claims.

On July 9, 2009, BLM issued a notice of proposed withdrawal (“2009 Notice”) under which it proposed that a total of approximately one million acres of public lands around the Grand Canyon National Park be withdrawn from location and entry under the Mining Law of 1872 (the “Mining Law”), subject to valid existing rights. In the 2009 Notice, BLM stated that the purpose of the withdrawal, if determined to be appropriate, would be to protect the Grand Canyon watershed from any adverse effects of locatable hardrock mineral exploration and mining. The 2009 Notice segregated the lands from location and entry under the mining laws for up to two years to allow time for various studies and analysis, including appropriate National Environmental Policy Act (“NEPA”) analysis. In order to allow more time for BLM to complete its NEPA analysis, the US Department of the Interior (“DOI”) published Public Land Order 7773 on June 21, 2011, which effected a six-month emergency withdrawal of the area. The emergency withdrawal prevented the lands from opening to location and entry under the Mining Law upon expiration of the two-year segregation while the DOI completed the decision–making process on the proposed withdrawal. The emergency withdrawal was effective from July 21, 2011, to January 20, 2012. During the two-year segregation and six month emergency withdrawal, the BLM, along with its cooperating agencies, completed various studies and analyses of resources in the withdrawal area, including an Environmental Impact Statement (“EIS”) under NEPA. These studies and analyses were undertaken to provide the basis for the final decision regarding whether or not to proceed with the proposed withdrawal or to select an alternative action. Based on this analysis, on January 9, 2012, the Department of the Interior announced its final decision to withdraw from location and entry under the Mining Law, subject to valid existing rights, the total of approximately one million acres of lands originally proposed in the 2009 Notice, for a 20-year period. Lawsuits challenging this decision have been filed by various industry groups and interested parties.

No new mining claims may be filed on the withdrawn lands and no new POs may be approved, other than POs on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or the USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes the discovery of a valuable mineral deposit.

All Arizona Strip properties, with the exception of Moonshine Springs are located within the withdrawn lands. BLM is currently undertaking a mineral examination on the EZ Complex, in conjunction with its review of the proposed PO for that project. Mineral examinations are not required for Arizona 1 and Pinenut, which have previously approved POs and are currently undergoing mining activities. Although Canyon also has an approved PO, and a mineral examination is not required, the USFS has elected to perform a mineral examination on that project, which is expected to be completed in the second quarter of 2012.

Denison believes that all of its material Arizona Strip projects are on valid mining claims that will each withstand a mineral examination. However, there can be no guarantee that a mineral examination will not result in one of more of Denison’s, and following the Arrangement, Energy Fuels’ mining claims being considered invalid, which could prevent a project from proceeding.

Legal and Regulatory Proceedings

Arizona 1 Licence Challenge

On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the US District Court for the District of Arizona (the “District Court”) against the US Secretary of the Interior and the BLM (together, the “Defendants”) seeking an order declaring that the Defendants violated environmental laws in relation to Arizona 1 by not requiring a new PO in connection with the start of mining activities. The Plaintiffs also claim that, if a new PO is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing PO for the mine was approved by BLM in 1988. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to Arizona 1, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at Arizona 1 until BLM complies with all applicable laws. On October 7, 2011, the District Court issued its final ruling in favour of the Defendants on all counts. On November 28, 2011, the Plaintiffs appealed the District Court’s ruling to the Ninth Circuit Court of Appeals (the “Court of Appeals”), and on December 8, 2011 filed a motion in the District Court for preliminary injunction, pending appeal. That motion was denied by the District Court on January 11, 2012. On January 26, 2012, the Plaintiffs filed an emergency motion for an injunction pending appeal in the Court of Appeals, which was denied by the Court of Appeals on February 24, 2012. The appeal of the District Court’s ruling is under way, and oral arguments and a decision from the Court of Appeal is expected in the 3rd or 4th quarter of 2012. If the Plaintiffs are successful on the appeal, Denison, and following the Arrangement Energy Fuels, may be required to stop mining activities at Arizona 1 pending resolution of this matter. Any required stoppage of mining could have a significant adverse impact on Denison, and following the Arrangement Energy Fuels.

La Sal Complex

On February 17, 2012, Uranium Watch and Living Rivers filed a Notice of Appeal and Petition for Stay with the Interior Board of Land Appeals (“IBLA”), relating to a January 18, 2012 response by BLM to a request for information made by Uranium Watch and Living Rivers. In that request, Uranium Watch and Living Rivers asked BLM to confirm, among other things, that the existing PO and related EA for a portion of La Sal are sufficient under BLM regulations and NEPA. In responding to that request, BLM stated that the PO is sufficient, that no new decisions have been made and that the related EA is sufficient until a new decision needs to be made. Uranium Watch and Living Rivers have alleged that this response by BLM constitutes an appealable decision by BLM and have requested a stay of operations at La Sal pending a decision by IBLA on the appeal. Denison was added as an intervener in this action on March 7, 2012. Both BLM and Denison have filed responses and motions to dismiss this action for lack of standing, on the basis that an appealable decision has not been made by BLM. A decision from IBLA is pending at this time.

Daneros

On July 28, 2011, the Southern Utah Wilderness Alliance filed a Notice of Appeal with the IBLA challenging BLM’s FONSI for Daneros’ EA, requesting that IBLA set aside the FONSI and remand the EA to the BLM with instructions to prepare an EIS or to revise the EA. Denison has been added as an intervenor in this action and believes this challenge is without merit and should be dismissed. Responses were filed by BLM and Denison in early December, 2011, and a decision from IBLA is pending at this time.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of Energy Fuels and the US Mining Division. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this document. Readers should carefully consider the risks described under the heading “Description of the Business - Risk Factors” in the Energy Fuels AIF and the risk factors contained in Energy Fuels’ management’s discussion and analysis for the year ended September 30, 2011, which are incorporated by reference in and form an integral part of this Appendix G, as well as the risk factors set forth below.

Such risks may not be the only risks facing Energy Fuels. Additional risks not currently known may also negatively impact Energy Fuels’ business operations and results of operations. Readers are cautioned that the risk factors contained in and incorporated by reference in this Appendix G are not exhaustive.

Failure to Realize Anticipated Benefits of Strategic Acquisitions

Energy Fuels expects to continue to selectively seek strategic acquisitions. Energy Fuels’ ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on Energy Fuels’ resources, and to the extent necessary, Energy Fuels’ ability to obtain financing on satisfactory terms, if at all. Future acquisitions may expose Energy Fuels to additional risks, including: difficulties in integrating administrative, financial reporting, operational and information systems and managing newly-acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all of Energy Fuels’ operations; difficulties in retaining key employees of the acquired operations; and disruptions to Energy Fuels’ ongoing business.

In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. Energy Fuels may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize. Energy Fuels’ failure to effectively address any of these issues could have a material adverse effect on Energy Fuels’ business, financial condition, results of operations and cash flows.

While Energy Fuels’ acquisition process typically includes due diligence on the business or assets to be acquired, and the acquisition agreements typically include detailed representations and warranties respecting the business or assets being acquired, there can be no assurance that Energy Fuels will not become subject to certain undisclosed liabilities in proceeding with such transactions. These representations and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or for other reasons.

Energy Fuels has completed a number of acquisitions, including the Titan Arrangement and there may exist liabilities that Energy Fuels’ due diligence did not or was unable to discover prior to the consummation of these acquisitions. To the extent that prior owners of businesses failed to comply with or otherwise violated applicable laws, Energy Fuels, as a successor-owner, may be financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on Energy Fuels’ business, financial condition and future prospects.

Potential Exposure to Increased Environmental Costs and Liabilities

Energy Fuels and Denison are subject to a broad range of environmental laws and regulations in each jurisdiction in which they operate and are exposed to potentially significant environmental costs and liabilities. By acquiring the US Mining Division, Energy Fuels will be subject to additional liabilities for any environmental damage occurring on the properties comprising the US Mining Division under such environmental laws. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and the remediation of environmental contamination. The costs of complying with these laws and regulations including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past practices and activities.

Market Price of EFI Shares

If the Arrangement is completed, a significant number of additional EFI Shares will be issued and will become available for trading in the public market. The increase in the number of EFI Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, the EFI Shares.

Dilution

The issuance of EFI Shares upon the completion of the Arrangement will result in a substantial dilution of the equity interests of EFI Shareholders and any person who may become an EFI Shareholder as a result of or subsequent to the Arrangement.

Further, Energy Fuels may issue additional EFI Shares in the future, which may dilute a shareholder’s holdings in Energy Fuels or negatively affect the market price of the EFI Shares. Energy Fuels’ articles permit the issuance of an unlimited number of EFI Shares and an unlimited number of preferred shares, issuable in series, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of Energy Fuels have the discretion to determine the provisions attaching to any series of the preferred shares and the price and the terms of issue of further issuances of EFI Shares. Also, additional EFI Shares will be issued by Energy Fuels on the exercise of stock options under Energy Fuels’ stock option plan, upon the exercise of warrants, or pursuant to other share compensation arrangements.

Energy Fuels Financing Risk

If the Arrangement is completed, Energy Fuels will require additional funding in order to expand exploration, development and production projects on the US Mining Division and the Sheep Mountain Project and potential development of the Piñon Ridge Mill. If Energy Fuels’ proposed programs are successful, additional funds will required for the building of the Piñon Ridge Mill and the mining of uranium from the Sheep Mountain Project. The primary sources of future funds presently available to Energy Fuels are the sale of equity capital, or the offering by Energy Fuels of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There can be no assurance that any such funds will be readily available to fund Energy Fuels’ future operations. Failure to obtain additional financing on a timely basis could cause Energy Fuels to reduce, delay or terminate its proposed operations, with may lead to the possible loss of such operations and corresponding adverse impact on the financial position of Energy Fuels.

PRIOR VALUATIONS

To the knowledge of Energy Fuels and the EFI Board and management, after reasonable enquiry, there have been no prior valuation opinions obtained within the 12 months preceding the date of this Information Circular by Denison or Energy Fuels required by securities legislation or a Canadian exchange or market to support the consideration paid by Energy Fuels for the US Mining Division.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described elsewhere in this Appendix G, the management of Denison is not aware of any material interest, direct or indirect, of any directors or executive officers of Energy Fuels, any directors or executive officers of any person or company that is itself an informed person or subsidiary of Energy Fuels, any person or company which beneficially owns or controls or directs, directly or indirectly, more than 10% of the outstanding voting rights attached to the outstanding EFI Shares, or any known associate or affiliate of such persons, in any transaction during the most recently completed financial year or during the current financial year that has materially affected or is reasonably expected to materially affect Energy Fuels or a subsidiary of Energy Fuels.

AUDITOR, REGISTRAR AND TRANSFER AGENT

The auditor of Energy Fuels is KPMG LLP, Chartered Accountants, Toronto, Ontario, who were first appointed as auditor of Energy Fuels effective April 12, 2007. The registrar and transfer agent of Energy Fuels is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

EXEMPTIONS

As the completion of the Purchase and Sale Transaction by Energy Fuels will constitute a significant acquisition (as defined by NI 51-102), pursuant to applicable Canadian Securities Laws, the Information Circular must include all of the disclosure prescribed by Section 14.2 of Form 51-102F5 – Information Circular of NI 51-102 (including certain financial statements, as set forth in Part 8 of NI 51-102). In connection with such requirements, Denison and Energy Fuels have made an application to the applicable securities regulatory authorities for and received exemptive relief from: (a) certain requirements in respect of permitted auditing standards in section 4.12 of National Instrument 52-107 – Acceptable Accounting Principals and Auditing Standards (“NI 52-107”) with respect to “acquisition statements” (as defined in NI 52-107) that are required to be included in this Appendix G; (b) the requirement in section 4.11(4) of NI 52-107 to reconcile acquisition statements to the issuer’s generally accepted accounting principles; (c) the requirement in section 4.14(1) of NI 52-107 that pro forma financial statements must be prepared in accordance with the issuer’s generally accepted accounting principles; and (d) the requirement in section 8.4(3) of NI 51-102 to provide interim financial statements for each related business for the most recently completed interim period. Pursuant to the exemptive relief received: (a) the annual financial statements of White Canyon, attached hereto at Schedule 3, have been prepared in accordance with IFRS and audited in accordance with Australian Auditing Standards and are accompanied by a statement from the auditor of White Canyon that describes the material differences in the form and content of the auditor’s report as compared to an auditor’s report prepared in accordance with Canadian generally accepted auditing standards (“GAAS”) and indicates that an auditor’s report prepared in accordance with Canadian GAAS would not contain a reservation; (b) the pro forma financial statements respecting Energy Fuels attached hereto as Schedule 1 have been prepared in accordance with IFRS (as opposed to Canadian GAAP) and identify accounting policy differences between Canadian GAAP and IFRS that would potentially have a material impact and which could be reasonably estimated in the notes to such pro forma statements; and (c) no interim financial statements for White Canyon on a stand-alone basis for any period after June 30, 2011 have been provided; rather, for the period from July 1, 2011 to December 31, 2011 the results of White Canyon (including its subsidiary UEC) have been consolidated from July 1, 2011 in the DMHC annual consolidated financial statements for the year ended December 31, 2011 and for the period from January 1, 2012 to March 31, 2012 the results of White Canyon (including its subsidiary UEC) have been consolidated in the DMHC interim consolidated financial statements for the three months ended March 31, 2012.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the auditors of DMHC and have confirmed that they are independent with respect to DMHC within the meaning of the Rules of Professional Conduct of the Institute of Charted Accounts of Ontario.

RSM Bird Cameron Partners, Chartered Accountants, are the auditors of White Canyon and have confirmed that they are independent with respect to White Canyon within the meaning of the auditor independence requirements defined in the Australian Corporations Act 2001 and the Australian Auditing Standard – ASA 102 Compliance with Ethical Requirements when Performing Audits, Reviews and Other Assurance Engagements.

KPMG LLP, Chartered Accountants, are the auditors of Energy Fuels and have confirmed that they are independent with respect to Energy Fuels within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Davidson & Company LLP, Chartered Accountants, are the auditors of Titan and have confirmed that they are independent with respect to Titan within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Terry V. Wetz, P.E., Director of Project Development of Denison, who is a “qualified person” within the meaning of this term in NI 43-101, has prepared sections of the disclosure respecting the US Mining Division in this Appendix G that are of a scientific or technical nature pertaining to Denison’s mineral projects in the United States, and has verified the data disclosed therein. To the knowledge of Denison, Terry V. Wetz is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Denison Shares.

The persons or companies that have prepared reports relating to Denison’s mineral properties that are referenced in this Appendix G are David A. Ross, P.Geo., Thomas C. Pool, P.E., Douglas H. Underhill, Ph.D., C.P.G., William Roscoe, Ph.D., P.Eng., and Christopher Moreton, Ph.D., P.Geo. of RPA Inc. (formerly Scott Wilson RPA). As at the date hereof, each of the aforementioned individuals, the directors, officers and employees in the aggregate, as applicable, of RPA Inc. (formerly Scott Wilson RPA) beneficially own, directly or indirectly, less than 1% of the Denison Shares.

The persons or companies that have prepared reports relating to Energy Fuels’ mineral properties that are referenced or incorporated by reference in this Appendix G are Douglas C. Peters, P.Geo. of Peters Geosciences, O. Jay Gatten, P.Geo., of North American Exploration, Inc. and Douglas L. Beahm, P.E., P.G., of BRS Inc. As at the date hereof, each of the aforementioned individuals, the directors, officers and employees in the aggregate, as applicable, of each of Peters Geosciences, North American Exploration, Inc. and BRS Inc. and each of such companies beneficially own, directly or indirectly, less than 1% of the EFI Shares.

ADDITIONAL INFORMATION

Additional information relating to Energy Fuels is available under Energy Fuels’ profile on SEDAR at www.sedar.com. Additional copies of the documents incorporated herein by reference, including copies of Energy Fuels’ financial statements and management’s discussion and analysis, are available by contacting Energy Fuels at Energy Fuels’ offices at 2 Toronto Street, Suite 500, Toronto, Ontario M5C 2B6, telephone: (303) 974-2140, fax: (303) 974-2141 which documents are also available on SEDAR at www.sedar.com. Financial information is provided in Energy Fuels’ comparative financial statements and management’s discussion and analysis for the year ended September 30, 2011.

SCHEDULE 1

PRO FORMA FINANCIAL INFORMATION OF ENERGY FUELS

Schedule 1

ENERGY FUELS INC.

Pro Forma Condensed Consolidated Statement of Financial Position

As at March 31, 2012

(Unaudited)

(Expressed in US dollars)

	Energy Fuels Inc. March 31, 2012	DMHC March 31, 2012	Note		Pro Forma Adjustments	Pro Forma Consolidated Energy Fuels Inc.
ASSETS
Current assets
Cash and cash equivalents	$2,135,158	$281,570	4	(b)	$(1,189,223)	$1,227,505
Accounts receivable	776,169	16,494,220			—	17,270,389
Marketable securities	3,102,793	—			—	3,102,793
Deferred Denison Mines transaction costs	35,552	—	4	(b)	(35,552)	—
Raw materials inventories	—	20,862,910			—	20,862,910
Concentrate inventories	—	12,300,540	4	(m)	558,000	12,858,540
Prepaid expenses and other assets	122,773	856,495			—	979,268

	6,172,445	50,795,735			(666,775)	56,301,405
Non-current
Investments	—	50,200			—	50,200
Property, plant and equipment	13,461,805	39,199,424			—	52,661,229
Mineral properties	—	43,051,430			—	43,051,430
Exploration and evaluation costs	56,669,536	—			—	56,669,536
Restricted cash	4,582,987	24,668,620			—	29,251,607
Long-term receivables	—	9,616,302	4	(e)	(9,616,302)	—

	$80,886,773	$167,381,711			$(10,283,077)	$237,985,407

LIABILITIES & SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2,576,090	$6,613,373	4	(e)	(1,061,786)	8,127,677
Due to related parties	1,017,861	—			—	1,017,861
Current portion of decommissioning	58,771	—			—	58,771
Current portion of deferred revenue	—	1,150,275			—	1,150,275
Current portion of debt obligations	1,308,145	124,624,560	4	(e)	(124,624,560)	1,308,145

	4,960,867	132,388,208			(125,686,346)	11,662,729
Non-current
Long-term decommissioning liability	1,660,918	7,237,861			—	8,898,779
Long-term portion of debt obligations	622,261	—			—	622,261
Other liabilities	—	2,034,538	4	(e)	(1,934,945)	99,593

	7,244,046	141,660,607			(127,621,291)	21,283,362

SHAREHOLDERS’ EQUITY
Capital stock	92,046,632	189,164,457	4	(c)	106,360,374	199,380,206
			4	(b)	973,200
			4	(d)	(189,164,457)
Preferred stock	—	2,000,000	4	(n)	(2,000,000)	—
Contributed surplus	15,683,307	—			—	15,683,307

Share purchase warrants	4,836,119	—			—	4,836,119

Accumulated deficit	(37,579,106)	(165,493,553)	4	(f)	165,493,553	(1,853,362)
			4	(b)	(2,197,975)
			4	(a)	37,923,719
Accumulated other comprehensive income (loss)	(1,344,225)	50,200	4	(g)	(50,200)	(1,344,225)

	73,642,727	25,721,104			117,338,214	216,702,045

	$80,886,773	$167,381,711			$(10,283,077)	$237,985,407

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.

Pro Forma Condensed Consolidated Statement of Comprehensive Loss

For the Year Ended September 30, 2011

(Unaudited)

(Expressed in U.S. Dollars)

	Energy Fuels Inc. Year Ended September 30, 2011	Titan Uranium Inc. Year Ended August 31, 2011	DMHC Year Ended December 31, 2011	Note		Pro Forma Adjustments	Pro Forma Consolidated Energy Fuels Inc
REVENUES	$—	$—	$71,003,000			$—	$71,003,000

EXPENSES
Operating expenses	—	—	(76,923,000)			—	(76,923,000)
General & administrative	(3,583,935)	(2,722,378)	(5,253,000)			—	(11,559,313)
Goodwill impairment	—	—	(32,625,261)	4	(h)	32,625,261	—
Impairment of property, plant & equipment	—	(15,301,101)	(44,079,000)	4	(i)	44,079,000	(15,301,101)

	(3,583,935)	(18,023,479)	(158,880,261)			76,704,261	(103,783,414)

OTHER
Finance income	11,492	46,528	614,000	4	(k)	(14,356)	657,664
Finance expense	(396)	—	(2,350,000)	4	(l)	1,819,494	(530,902)
Other income	5,567	455,006	912,000	4	(j)	(242,647)	1,129,926
Income tax expense:
Current	—	—	(26,000)			—	(26,000)
Deferred	—	1,496,132	(565,000)			—	931,132

NET LOSS FOR THE YEAR	(3,567,272)	(16,025,813)	(89,292,261)			78,266,752	(30,618,594)
Foreign currency translation reserve	(1,251,438)	—	—			—	(1,251,438)
Unrealized derivative liability loss	—	(1,332,520)	—			—	(1,332,520)

Unrealized loss on investments	—	(1,080,362)	(154,000)			—	(1,234,362)

COMPREHENSIVE LOSS FOR THE YEAR	$(4,818,710)	$(18,438,695)	$(89,446,261)			$78,266,752	$(34,436,914)

LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.03)						$(0.05)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 5)	111,376,261						631,138,241

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY_FUELS_INC.

Pro Forma Condensed Consolidated Statement of Comprehensive Loss

For the Six Months Ended March 31, 2012

(Unaudited)

(Expressed in U.S. Dollars)

	Energy Fuels Inc. Six Months Ended March 31, 2012	Titan Uranium Inc. Six Months Ended February 29, 2012	DMHC Six Months Ended March 31, 2012	Note	Pro Forma Adjustments	Pro Forma Consolidated Energy Fuels Inc.
REVENUES	$—	$—	$54,327,827		$—	$54,327,827

EXPENSES
Operating expenses	—	—	(52,684,189)		—	(52,684,189)
General & administrative	(3,296,628)	(1,444,738)	(3,129,833)		—	(7,871,199)
Goodwill impairment	—	—	(32,625,261)	4(h)	32,625,261	—
Impairment of property, plant & equipment	—	(973,980)	(44,079,000)	4(i)	44,079,000	(973,980)

	(3,296,628)	(2,418,718)	(132,518,283)		76,704,261	(61,529,368)

OTHER
Finance income	7,246	3,447	329,567	4(k)	(14,356)	325,904
Finance expense	(38,510)	—	(1,269,614)	4(l)	1,061,786	(246,338)
Other income (expense)	323,831	531,134	(430,347)	4(j)	(242,647)	181,971
Income tax expense	—	—	(25,221)		—	(25,221)

NET LOSS FOR THE PERIOD	(3,004,061)	(1,884,137)	(79,586,071)		77,509,044	(6,965,225)
Unrealized loss on marketable securities	(343,386)	—	(1,300)		—	(344,686)
Unrealized derivative liability gain	—	112,782	—		—	112,782
Foreign currency translation reserve	250,599	23,257	—		—	273,856

COMPREHENSIVE LOSS FOR THE PERIOD	$(3,096,848)	$(1,748,098)	$(79,587,371)		$77,509,044	$(6,923,273)

LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.02)					$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 5)	123,999,665					643,761,645

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

ENERGY FUELS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011

(Unaudited)

(Expressed in U.S. dollars)

1.	Basis of presentation

These unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition (the “Acquisition”) of Denison Mines Holding Corp. (“DMHC”) and White Canyon Uranium Limited (“White Canyon”) by Energy Fuels Inc. (“EFI” or the “Company”).

These unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Note 4 to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2012 gives effect to the proposed Acquisition by EFI as if it had occurred as at March 31, 2012. The unaudited pro forma condensed consolidated statement of comprehensive loss for the twelve month period ended September 30, 2011 and for the six month period ended March 31, 2012 give effect to the proposed Acquisition as if it had occurred as at October 1, 2010. These unaudited pro forma condensed consolidated statements of comprehensive loss also give effect to the acquisition of Titan Uranium Inc. (“Titan”) by Energy Fuels as if the acquisition occurred on October 1, 2010.

White Canyon’s net assets and comprehensive loss have been excluded from these pro forma financial statements. White Canyon’s primary asset is its investment in DMHC and its remaining net assets are immaterial.

These unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized after consummation of the proposed Acquisition, if successful, have been excluded from the unaudited pro forma condensed consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for DMHC are based on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after the asset and liability valuations are finalized.

In preparing the unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of comprehensive loss, the following historical information, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, was used:

a.	Pro forma statement of financial position as at March 31, 2012 combines the unaudited condensed consolidated statement of financial position of EFI as at March 31, 2012 and the unaudited condensed consolidated statement of financial position of DMHC as at March 31, 2012.

b.	Pro forma statement of comprehensive loss for the year ended September 30, 2011 combines the unaudited condensed consolidated statement of comprehensive loss of EFI for the year ended September 30, 2011 (as disclosed in the Company’s December 31, 2011 financial report), the unaudited condensed consolidated statement of comprehensive loss for Titan for the year ended August 31, 2011 (as disclosed in Titan’s November 30, 2011 financial report, which was translated to the U.S. dollar for the period shown using the average exchange rate of 1.0109) and the audited condensed consolidated statement of comprehensive loss of DMHC for the year ended December 31, 2011.

ENERGY FUELS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011

(Unaudited)

(Expressed in U.S. dollars)

1.	Basis of presentation (continued)

c.	Pro forma statement of comprehensive loss for the six months ended March 31, 2012 combines the unaudited condensed consolidated statement of comprehensive loss for the six months ended March 31, 2012 of EFI, the unaudited condensed consolidated statement of comprehensive loss for the period beginning on September 1, 2011 and ending on February 28, 2012 of Titan (the construction was based on Titan’s unaudited condensed consolidated statement of comprehensive loss for the three-month period ended November 30, 2011 and Titan’s internal unaudited condensed consolidated statement of comprehensive loss from the period beginning on December 1, 2011 and ending on February 28, 2012, which was translated to the U.S. dollar for the period shown using the average exchange rate of 1.0055) and the constructed pro forma statement of condensed comprehensive loss of DMHC for the six months ended March 31, 2012 (the construction was based on the DMHC’s internal unaudited condensed consolidated statement of comprehensive loss for the three-month period ended December 31, 2011 and the unaudited condensed consolidated statement of comprehensive income for the three months ended March 31, 2012)

The comprehensive loss of DMHC for the three months ended December 31, 2011 has been included in both the pro forma statement of comprehensive loss for the year ended December 31, 2011 and in the six months ended March 31, 2012, respectively.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of comprehensive loss should be read in conjunction with the above noted financial statements, including the notes thereto. Certain of DMHC’s assets, liabilities, income and expenses have been reclassified to conform to EFI’s consolidated financial statement presentation.

2.	Significant accounting policies

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are consistent with those set out in EFI’s unaudited condensed consolidated financial statements as at December 31, 2011. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken by management of EFI to identify accounting policy differences where the impact was potentially material and could be reasonably estimated, to which none were identified. DMHC’s policy with respect to exploration expenditures is to expense these costs as incurred; this difference in accounting policy is not considered to be material by EFI. Accounting differences may be identified after consummation of the proposed Acquisition.

3.	Share acquisition of Denison Mines Holding Corp. and White Canyon Uranium Limited

On May 23, 2012 the Company and Denison Mines Corp. (“Denison”) entered into an Arrangement Agreement (“Arrangement”) to complete a transaction whereby EFI will acquire from Denison all of the outstanding shares of DMHC and White Canyon held by Denison. Upon completion of the Arrangement, EFI will hold all of the shares of DMHC and White Canyon, and Denison’s shareholders will in aggregate own approximately 66.5% of the issued and outstanding common shares of EFI.

The obligations of EFI and Denison to complete the Arrangement shall be subject to the satisfaction of the following mutual conditions:

(1)	Waiver by Korea Electric Power Corporation (“KEPCO”) to its right of first opportunity.

(2)	The assignment of KEPCO’s Offtake Agreement with Denison to EFI or DMHC.

(3)	Approval of the Arrangement by Denison shareholders.

(4)	Approval of the Arrangement by EFI shareholders.

ENERGY FUELS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011

(Unaudited)

(Expressed in U.S. dollars)

3.	Share acquisition of Denison Mines Holding Corp. and White Canyon Uranium Ltd. (continued)

(5)	Approval of the Toronto Stock Exchange and the NYSE MKT, including requisite consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with any Governmental Entities and other essential parties.

(6)	No pending or threatened lawsuits, actions or proceedings by any Governmental Entity, unless previously disclosed.

The Arrangement contains customary deal protection mechanisms, including a break fee payable in certain events, non-solicitation provisions and rights to match a superior proposal.

The cost of the acquisition will include the fair value of the issuance of 425,441,494 EFI common shares (based on the five-day average closing price of $0.25 for the Company’s shares ended May 18, 2012) plus EFI estimated transaction costs of $2,197,975.

The acquisition is expected to be accounted for as a business combination under IFRS. For the purposes of the pro forma statement of financial position, the value of the share consideration has been based on the five-day average closing price of the Company’s shares ended May 18, 2012 (the effective date of presentation of the Acquisition for purposes of the unaudited pro forma statement of financial position). The Company will value the share consideration component based on the closing price of the Company’s shares on the date the Acquisition closes, which may result in an increase or decrease in the consideration for accounting purposes. For every $0.01 change in share price of the Company, the purchase price will change by $4,254,415.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets and the liabilities to be acquired. Moreover, this preliminary fair value is supported by an earlier fairness opinion provided to EFI. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation as further analysis (including identification of intangible assets, if any, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price is likely to result in different adjustments than those in the unaudited pro forma consolidated statements. EFI will complete a full and detailed valuation of the DMHC assets. Therefore, it is likely that the fair values of assets and liabilities acquired, including mineral properties and property, plant & equipment, will vary from those shown below and the differences may be material.

ENERGY FUELS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011

(Unaudited)

(Expressed in U.S. dollars)

3.	Share acquisition of Denison Mines Holding Corp. and White Canyon Uranium Ltd. (continued)

The preliminary allocation of fair value assumed in these unaudited pro forma condensed consolidated financial statements is subject to change and is summarized as follows:

	Book Value	Fair Value Adjustments	Fair Value
Purchase price
Issuance of 425,441,494 common shares of EFI			$106,360,374

Fair value of assets and liabilities acquired
Cash and cash equivalents	$281,570	$—	$281,570
Accounts receivable	16,494,220	—	16,494,220
Raw material inventories	20,862,910	—	20,862,910
Concentrate inventories	12,300,540	558,000	12,858,540
Prepaid expenses and other assets	856,495	—	856,495
Investments	50,200	—	50,200
Property, plant and equipment	39,199,424	—	39,199,424
Mineral properties	43,051,430	—	43,051,430
Restricted cash	24,668,620	—	24,668,620
Accounts payable and accrued liabilities (1)	(5,551,587)	—	(5,551,587)
Deferred revenue	(1,150,275)	—	(1,150,275)
Decommissioning liabilities	(7,237,861)	—	(7,237,861)
Other liabilities (1)	(99,593)	—	(99,593)
Gain on bargain purchase	—	(37,923,719)	(37,923,719)

	$143,726,093	$(37,365,719)	$106,360,374

(1)	The book value reported has been adjusted to exclude intercompany accounts.

4.	Effect of Acquisition on the unaudited pro forma consolidated financial statements

The unaudited pro forma condensed consolidated financial statements incorporate the following adjustments:

a.	An adjustment of $37,923,719 to reflect the excess of the fair value of the assets acquired by EFI over the consideration transferred, which has been recognized as a gain on bargain purchase. The bargain purchase resulted from the share price used in calculating the purchase price decreasing without a subsequent change in the underlying fair value of the DMHC assets and liabilities;

b.	An adjustment of $2,197,975 to reflect EFI’s estimated costs and expenses of the transaction. EFI’s transaction costs are comprised of previously deferred costs of $35,552, additional cash costs of $1,189,223, and by the issuance of 4,000,000 EFI common shares having an aggregate market price of $973,200, valued based on the five-day average price the Company’s shares at the date ended May 18, 2012.

c.	An adjustment of $106,360,374 to reflect the issuance of 425,441,494 common shares of EFI for the common shares of DMHC and White Canyon;

d.	An adjustment of $189,164,457 to eliminate the historical capital stock account of DMHC;

e.	An adjustment to eliminate acquired intercompany balances;

ENERGY FUELS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

For the Six Months Ended March 31, 2012 and the Year Ended September 30, 2011

(Unaudited)

(Expressed in U.S. dollars)

f.	An adjustment of $165,493,553 to eliminate DMHC’s accumulated deficit;

g.	An adjustment of $50,200 to eliminate DMHC’s accumulated other comprehensive income;

h.	An adjustment of $32,625,261 to eliminate DMHC’s goodwill impairment related to its proposed transaction with EFI;

i.	An adjustment of $44,079,000 to eliminate DMHC’s impairment of U.S. mining assets related to its proposed transaction with EFI;

j.	An adjustment of $242,647 to eliminate DMHC’s intercompany-related consulting income related to Denison’s Mongolia projects;

k.	An adjustment of $14,356 to eliminate DMHC’s intercompany-related interest income related to Denison’s Mongolia projects;

l.	An adjustment to eliminate DMHC’s intercompany-related interest expense;

m.	An adjustment of $558,000 to reflect the increase in the fair value of uranium concentrates; and

n.	An adjustment of $2,000,000 to eliminate the historical preferred stock account of DMHC.

5.	Pro forma shares outstanding

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	Six Months Ended March 31, 2012	Year Ended September 30, 2011
Weighted average shares outstanding of EFI (excluding Titan)	123,999,665	111,376,261
Shares issued to acquire Titan	89,063,997	89,063,997
Shares issued to settle Titan transaction costs	1,256,489	1,256,489
Shares issued to acquire DMHC	425,441,494	425,441,494
Shares issued to settle transaction costs	4,000,000	4,000,000

Pro forma weighted average shares of EFI (1)	643,761,645	631,138,241

(1)	The pro forma weighted average shares of EFI does not reflect the consolidation of EFI shares on a 10-for-1 basis which is expected to occur subsequent to the acquisition.

SCHEDULE 2

FINANCIAL INFORMATION OF DMHC

Schedule 2

INDEPENDENT AUDITOR’S REPORT

To the Directors of Denison Mines Holdings Corp.

We have audited the accompanying consolidated financial statements of Denison Mines Holdings Corp. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income (loss) and comprehensive income (loss), the consolidated statements of changes in equity, and the consolidated statements of cash flow for the years ended December 31, 2011 and December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Denison Mines Holdings Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its results of operations and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with IFRS.

Original signed by “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

May 22, 2012

DENISON MINES HOLDINGS CORP.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

	At December 31 2011	At December 31 2010	At January 1 2010
ASSETS
Current
Cash	$230	$9,551	$232
Trade and other receivables (note 6)	7,940	14,892	2,279
Inventories (note 7)	34,496	26,368	31,228
Prepaid expenses and other	1,120	1,221	938

	43,786	52,032	34,677
Non-Current
Investments	46	200	117
Restricted cash and investments (note 8)	24,651	20,315	19,564
Property, plant and equipment (note 9)	80,678	94,400	79,948
Long-term receivables (note 15)	9,595	9,151	8,525

Total assets	$158,756	$176,098	$142,831

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,462	$8,926	$6,562
Current portion of long-term liabilities:
Deferred revenue	893	—	—

	8,355	8,926	6,562
Non-Current
Deferred revenue	—	3,339	3,186
Debt obligations (note 15)	116,755	103,993	100,322
Reclamation obligations (note 11)	7,140	6,383	8,609
Other liabilities (note 15)	2,035	1,810	100

Total liabilities	134,285	124,451	118,779

EQUITY
Share capital (note 13)	191,164	128,894	117,450
Deficit	(166,739)	(77,447)	(93,515)
Accumulated other comprehensive income	46	200	117

Total equity	24,471	51,647	24,052

Total liabilities and equity	$158,756	$176,098	$142,831

Commitments and contingencies (note 17)
Subsequent events (note 18)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

Original signed by “Ron F. Hochstein”	Original signed by “David C. Frydenlund”
Director	Director

DENISON MINES HOLDINGS CORP.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
	2011	2010
REVENUES (note 14)	$71,003	$79,142

EXPENSES
Operating expenses (note 14)	(76,245)	(66,602)
Mineral property exploration	(678)	(566)
General and administrative	(5,253)	(5,276)
Goodwill impairment (note 10)	(32,625)	—
Impairment of property, plant and equipment (note 9)	(44,079)	—
Other income (note 14)	912	11,566

	(157,968)	(60,878)

Income (loss) before finance charges	(86,965)	18,264

Finance expense (note 14)	(1,736)	(1,728)

Income (loss) before taxes	(88,701)	16,536

Income tax recovery (expense) (note 12):
Current	(26)	(468)
Deferred	(565)	—

Net income (loss) for the period	$(89,292)	$16,068

Comprehensive income (loss):
Unrealized gain (loss) on investments	(154)	83

Comprehensive income (loss) for the period	$(89,446)	$16,151

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES HOLDINGS CORP.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
	2011	2010
Share capital
Balance–beginning of period	$128,894	$117,450
Capital contribution	—	11,444
Share issues	62,270	—

Balance–end of period	191,164	128,894

Deficit
Balance–beginning of period	(77,447)	(93,515)
Net income (loss)	(89,292)	16,068

Balance-end of period	(166,739)	(77,447)

Accumulated other comprehensive income
Balance–beginning of period	200	117
Unrealized gain (loss) on investments	(154)	83

Balance–end of period	46	200

Total Equity
Balance–beginning of period	$51,647	$24,052

Balance–end of period	$24,471	$51,647

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES HOLDINGS CORP.

Consolidated Statements of Cash Flow

(Expressed in thousands of U.S. dollars)

	Year Ended
	December 31	December 31
CASH PROVIDED BY (USED IN):	2011	2010
OPERATING ACTIVITIES
Net income (loss) for the period	$(89,292)	$16,068
Items not affecting cash:
Depletion, depreciation, amortization and accretion	33,934	30,803
Goodwill impairment	32,625	—
Impairment on property, plant and equipment	44,079	—
Losses (gains) on asset disposals	534	(56)
Gains on restricted investments	(401)	(207)
Non-cash inventory adjustments	150	(10,235)
Deferred income tax expense (recovery)	565	—
Change in non-cash working capital items (note 14):	(22,151)	(17,384)

Net cash provided by operating activities	43	18,989

INVESTING ACTIVITIES
Cash acquired from business transfer (note 5)	1,197	—
Decrease (increase) in notes receivable	784	(857)
Expenditures on property, plant and equipment	(20,352)	(23,494)
Proceeds on sale of property, plant and equipment	33	110
Increase in restricted cash and investments	(3,788)	(544)

Net cash used in investing activities	(22,126)	(24,785)

FINANCING ACTIVITIES
Increase in debt obligations	12,762	3,671
Capital contributions	—	11,444

Net cash provided by financing activities	12,762	15,115

Increase (decrease) in cash	(9,321)	9,319
Cash, beginning of period	9,551	232

Cash, end of period	$230	$9,551

Supplemental cash flow disclosure:
Interest paid	1,809	1,658
Income taxes paid (recovered)	$25	$(1,386)

The accompanying notes are an integral part of the consolidated financial statements

DENISON MINES HOLDINGS CORP.

Notes to the consolidated financial statements for the years ended December 31, 2011 and 2010

(Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Holdings Corp. and its subsidiary companies (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and has interests in a number of nearby mines. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5 ”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Holdings Corp. (“DMHC”) is incorporated in the State of Delaware and domiciled in the United States. The address of its registered head office is 1050 17th Street, Suite 950, Denver, Colorado, United States, 80265. The Company is a wholly owned subsidiary of Denison Mines Corp. (the “Parent”), which holds all of the Company’s common shares either directly or indirectly through White Canyon Uranium Limited (“WCU”), another subsidiary of the Parent. The Parent is a publicly listed corporation incorporated under the Business Corporations Act (Ontario) and domiciled in Canada.

References to “2011” and “2010” refer to the year ended December 31, 2011 and the year ended December 31, 2010 respectively.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

The consolidated financial statements are the Company’s first annual financial statements and have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All adjustments considered necessary by management for fair presentation have been included in these financial statements.

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on May 22, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)	Consolidation

The financial statements of the Company consolidate the accounts of DMHC and its subsidiaries. Subsidiaries are those entities which DMHC controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether DMHC controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by DMHC and are de-consolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

(b)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each entity in the DMHC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency (primary indicators have priority over secondary indicators). Primary indicators include the currency that mainly influences sales prices and the currency that mainly influences labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained. The U.S. dollar has been determined to be the functional currency for the Company and its subsidiaries.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

(ii)	Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income.

(c)	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their acquisition-date fair values. The acquisition date is the date the Company acquires control over the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees and other professional or consulting fees are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The maximum length of time for the measurement period is one year from the acquisition date.

(d)	Cash

Cash includes cash on hand and deposits held with banks which are subject to an insignificant risk of changes in value.

(e)	Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)	Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income in the period in which they arise.

(ii)	Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of income.

(iii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv)	Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

•	“Restricted cash and investments” are classified as FVPL and any period change in fair value is recorded through the results from operations.

•

The Company’s current holdings of equity instruments in “Investments” are classified as available-for-sale and any period change in fair value is recorded through other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in the results of operations in the period of impairment.

•

“Cash”, “Trade and other receivables” and “Long-term receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income, as applicable.

•

“Accounts payable and accrued liabilities”, “Debt obligations” and “Other liabilities” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income, as applicable.

(f)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the obligor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and iv) in the case of equity securities, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)	Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)	Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)	Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per ton of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued according to the first-in first-out method (FIFO) or at weighted average cost, depending on the type of inventory or work-in-process.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to fifteen years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan. When assets are retired or sold, the resulting gains or losses are reflected in current earnings as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

• Buildings	15 years;

• Production machinery and equipment	5 - 7 years;

• Other	3 - 5 years.

(i)	Mineral property acquisition, exploration and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration and evaluation expenditures are expensed as incurred on mineral properties not sufficiently advanced. At the point in time that a mineral property is considered to be sufficiently advanced, it is classified as a development mineral property and all further expenditures for the current year and subsequent years are capitalized as incurred. These costs will include costs of maintaining the site until commercial production, costs to initially delineate the ore body, costs for shaft sinking and access, lateral development, drift development and infrastructure development. Such costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

(j)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment losses are recognized in the statement of income when recognized. Goodwill is allocated to each cash generating unit (“CGU”) or group of CGUs that are expected to benefit from the related business combination. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(k)	Impairment of non-financial assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows or CGUs. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Goodwill is reviewed for impairment annually or at any time if an indicator of impairment exists.

(l)	Reclamation provisions

Reclamation provisions are any legal and constructive obligation related to the retirement of tangible long-lived assets and are recognized when such obligations are incurred, if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the income statement. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related assets and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of operations.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

(m)	Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(n)	Current and Deferred Income tax

Income taxes are accounted for using the liability method of accounting for deferred income taxes. Under this method, the tax currently payable is based on taxable income for the period. Taxable income differs from income as reported in the consolidated statement of income (loss) because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that taxable income will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(o)	Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company and delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectability is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility. For vanadium related products, revenue is typically recognized at the time of shipment to the customer.

Revenue from toll milling services is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred using billing formulas included in the applicable toll milling agreement.

Revenue from alternate feed process milling is recognized as material is processed, in accordance with the specifics of the applicable processing agreement. In general, the Company collects a recycling fee for receipt of the material and/or receives the proceeds from the sale of any uranium concentrate and other metals produced. Deferred revenues represent processing proceeds received on delivery of materials but in advance of the required processing activity.

(p)	Borrowing costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized as interest expense in the statement of income in the period in which they are incurred.

(q)	Accounting standards issued but not yet applied

The Company is currently evaluating the impact of the following pronouncements and has not yet determined the impact of the following pronouncements or whether to early adopt any of the new requirements:

(i)	International Financial Reporting Standard 7, Financial Instruments — Disclosure (“IFRS 7”)

IFRS 7 was amended to provide guidelines on the eligibility criteria for offsetting assets and liabilities as a single net amount in the balance sheet. This amendment is effective for annual periods beginning on or after January 1, 2013.

(ii)	International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments — Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

(iii)	International Financial Reporting Standard 10, Consolidated Financial Statements (“IFRS 10”)

IFRS 10 was issued in May 2011 and it establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation — Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(iv)	International Financial Reporting Standard 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 was issued in May 2011 and it is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interest in other entities. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v)	International Financial Reporting Standard 13, Fair Value Measurement (“IFRS 13”)

IFRS 13 was issued in May 2011 and it establishes new guidance on fair value measurement and disclosure requirements for IFRS and completes a major project to improve the convergence of IFRS and US GAAP. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi)	International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended to require entities to group items within other comprehensive income based on an assessment of whether such items may or may not be reclassified to profit or loss at a subsequent date. This standard is effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted.

(vii)	International Accounting Standard 32, Financial Instruments — Presentation (“IAS 32”)

IAS 32 was amended to clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014 with retrospective application required. Earlier application is permitted.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

(a)	Depreciation and Amortization of Property, Plant and Equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit of production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis require estimates of residual values and allocate the cost of an asset to production cost evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated using a units of production basis require estimates of residual values and allocate the cost of an asset to production cost based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a units of production basis that allocates the cost of the asset to production cost based on the current period’s mill feed as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of depletion and depreciation.

(b)	Valuation of Long-lived Assets

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company reviews goodwill at least annually. The Company has estimated the fair value of operating segments to which goodwill is allocated using discounted cash flow models that require assumptions about future cash flows, expenditures and an assumed discount rate. Changes in these estimates could have a material impact on the carrying value of the goodwill.

(c)	Inventory

The Company values its concentrate, work in process and ore stockpile inventories at the lower of cost or net realizable value at the end of the reporting period. Costs represent the average cost, and include direct labour and materials costs, mine site overhead, plant and equipment depreciation, mineral property amortization and stockpile depletion. Net realizable value is based on estimated future commodity prices and estimated costs required to convert work in process and ore stockpile inventories into saleable form. These estimates are subject to change from period-to-period that may materially impact the carrying value of the Company’s inventories resulting in inventory write-downs and recoveries.

(d)	Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the differences are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

(e)	Business Combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

(f)	Reclamation Obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.	TRANSFER OF URANIUM ENERGY CORPORATION

On June 17, 2011, the Parent’s offer to acquire all of the outstanding shares of WCU closed with 96.98% of shares outstanding accepting the offer. Compulsory acquisition proceedings to acquire the remaining shares of WCU were initiated on June 20, 2011 and were completed in early August 2011.

WCU’s key assets were held through its subsidiary, Uranium Energy Corporation (“UEC”) which had assets located in southeastern Utah, near the Company’s White Mesa mill. Its holdings comprised 100% interests in the Daneros producing mine, the Lark Royal advanced project and the Thompson, Geitus, Blue Jay and Marcy Look exploration projects. UEC commenced production of uranium ore in December 2009 from its 100% owned Daneros uranium mine.

On September 1, 2011, as a result of a group reorganization, the ownership of UEC was transferred from WCU to the Company. Consideration of 4.7 shares valued at $62,270,000 was paid to WCU in return for all of the outstanding shares of UEC.

The reorganization has been accounted for as a transfer of assets between entities under common control. Accordingly, the transaction is excluded from the scope of IFRS 3(R) Business Combinations and the Company has adopted the predecessor values method to account for the transaction. These financial statements have been presented with balance sheet amounts based on amounts recorded by the Parent on June 17, 2011 when the Parent acquired WCU and UEC. It is the Company’s judgment that carrying values as of June 17, 2011 provide the most relevant and reliable information and should be used as the basis for valuation as it reflects that economically, nothing has changed regarding the assets as they were under the same common control both before and after the acquisition by the Company on September 1, 2011. The statement of comprehensive income (loss) includes the results of UEC from June 17, 2011.

The following table summarizes the consideration paid for UEC and the carrying value of assets acquired and liabilities assumed at the date of transfer:

UEC
Fair Value
(in thousands)	June 17, 2011
Cash	$1,197
Inventories
Ore-in-stockpiles	3,711
Uranium concentrates and work-in-progress	584
Prepaid expenses and other	26
Restricted cash and investments	147
Property, plant and equipment
Plant and equipment	26
Mineral properties	23,916
Deferred income tax asset	565
Goodwill	32,625

Total assets	62,797

Accounts payable and accrued liabilities	446
Reclamation obligations	81

Total liabilities	527

Total consideration	$62,270

During 2011, the Company recorded an impairment charge of $32,625,000 related to the goodwill recognized in the UEC business transfer (see notes 9 and 10).

The consolidated statement of comprehensive income (loss) for 2011 includes the following with respect to the operations of UEC:

(in thousands)	Year Ended December 31 2011
Operating expenses	$24
General and administrative	(45)
Goodwill impairment	(32,625)
Impairment of property, plant and equipment	(7,834)
Other income	2
Income tax recovery (expense)	(565)

$(41,043)

The following unaudited pro forma summary presents the Company’s consolidated results as if UEC had been acquired on January 1, 2011. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

(in thousands)	Revenue	Net loss
As reported for the period	$71,003	$(89,292)
Adjustments to revenue (1)	7,142	—
Adjustments to net income (loss) (2)	—	(3,433)

Pro forma amounts for the period	$78,145	$(92,725)

(1)	Revenue adjustments include UEC’s revenue for the six month period ended June 30, 2011 adjusted to eliminate revenue transactions between the Company and UEC;
(2)

Net income (loss) adjustments include revenue adjustments above, UEC’s net income (loss) for the six month period ended June 30, 2011 and adjustments to UEC’s financial results to conform to Denison’s policy of expensing exploration.

6.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010
Trade receivables — mineral concentrate sales	$7,762	$3,115	$363
Trade receivables — other	105	4,814	—
Sundry receivables	—	6,106	1,916
Notes and lease receivables	73	857	—

	$7,940	$14,892	$2,279

7.	INVENTORIES

The inventories balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010
Uranium concentrates and work-in-progress (1)	$14,672	$5,987	$5,666
Vanadium concentrates and work-in-progress (2)	18	4,198	442
Inventory of ore in stockpiles	15,360	12,568	22,481
Mine and mill supplies	4,446	3,615	2,639

	$34,496	$26,368	$31,228

Inventories — by duration:
Current	$34,496	$26,368	$31,228
Long-term — ore in stockpiles	—	—	—

	$34,496	$26,368	$31,228

(1)	The uranium concentrates and work-in-progress inventory is presented net of a provision of $nil as at December 31, 2011, $nil as at December 31, 2010 and $3,469,000 as at January 1, 2010.
(2)	The vanadium concentrates and work-in-progress inventory is presented net of a provision of $nil as at December 31, 2011, $17,000 as at December 31, 2010 and $7,302,000 as at January 1, 2010.

Operating expenses include recoveries of $17,000 and $10,754,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the years ended December 2011 and December 2010, respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

8.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010
Cash equivalents	$371	$6,459	$997
Investments	24,280	13,856	18,567

	$24,651	$20,315	$19,564

Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. In 2011, the Company deposited an additional $3,200,000 into its collateral account (2010: $nil).

9.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010
Plant and equipment:
Cost	$82,138	$83,500	$77,526
Construction-in-progress	223	13,050	3,951
Accumulated depreciation	(42,448)	(32,131)	(20,649)

Net book value	$39,913	$64,419	$60,828

Mineral properties:
Cost	$48,018	$31,156	$19,120
Accumulated amortization	(7,253)	(1,175)	—

Net book value	$40,765	$29,981	$19,120

Net book value	$80,678	$94,400	$79,948

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value
Plant and equipment:
Balance — January 1, 2010	$81,477	$(20,649)	$60,828
Additions	14,905	—	14,905
Depreciation	—	(11,551)	(11,551)
Disposals	(120)	66	(54)
Transfers	(3)	3	—
Reclamation adjustment	291	—	291

Balance — December 31, 2010	$96,550	$(32,131)	$64,419

Additions	6,830	—	6,830
Amortization	—	(59)	(59)
Business transfer (note 5)	70	(44)	26
Depreciation	—	(10,802)	(10,802)
Disposals	(1,095)	528	(567)
Reclamation adjustment	218	60	278
Impairment	(20,212)	—	(20,212)

Balance — December 31, 2011	$82,361	$(42,448)	$39,913

Mineral properties:
Balance — January 1, 2010	$19,120	$—	$19,120
Additions	12,036	—	12,036
Amortization	—	(1,175)	(1,175)

Balance — December 31, 2010	$31,156	$(1,175)	$29,981

Additions	16,813	—	16,813
Amortization	—	(6,078)	(6,078)
Business transfer (note 5)	23,916	—	23,916
Impairment	(23,867)	—	(23,867)

Balance — December 31, 2011	$48,018	$(7,253)	$40,765

Plant and Equipment-Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

Mineral Properties

The Company has various wholly owned interests in development and exploration projects located in the U.S. Amounts spent on development projects are capitalized as mineral property assets. Exploration projects are expensed.

The most significant of the Company’s mineral property interests are as follows:

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

On September 1, 2011, the Company acquired certain uranium deposits located in the White Canyon district in Utah in conjunction with the group reorganization which transferred ownership of UEC to the Company (see note 5).

Impairment of Property, Plant and Equipment and Goodwill

As discussed in note 18, the Parent has entered into a proposed transaction with Energy Fuels Inc. (“EFR”) whereby EFR will acquire the Parent’s interest in the Company and WCU in exchange for 425,441,494 common shares of EFR.

The Company identified a potential impairment triggering event as a result of the Parent entering into the proposed transaction with EFR and has therefore undertaken an impairment test on its U.S. mining segment CGU as at December 31, 2011. The Company used a fair value less costs to sell analysis to determine the recoverable amount of this CGU based on the terms of the proposed transaction with EFR. For the purposes of the impairment test, the recoverable amount was based on 425,441,494 common shares of EFR to be received by the Parent and a volume weighted average share price for EFR shares of $0.30 per share.

In performing the impairment test, the Company concluded that the recoverable amount of the CGU was lower than the carrying value. As a result, the Company has recognized a goodwill impairment charge of $32,625,000 and an impairment loss of $44,079,000, allocated on a pro rata basis between plant and equipment and mineral property assets. Each $0.01 decrease (increase) in the EFR share price would have resulted in a corresponding $4,254,000 increase (decrease) in the impairment charge for the CGU.

10.	GOODWILL

The goodwill continuity summary is as follows:

	December 31,	December 31,	January 1
(in thousands)	2011	2010	2010
Balance — beginning of period	$—	$—	$—
Business transfer (note 5)	32,625	—	—
Impairment charge	(32,625)	—	—

Balance — end of period	$—	$—	$—

The transfer of ownership of UEC in 2011 from WCU to the Company was accounted for using the predecessor values method (see note 5) which included goodwill of $32,625,000.

Goodwill impairment

The Company performs an impairment test annually or any time there are impairment indicators for the carrying amounts of its CGUs. Where a CGU has goodwill allocated to it, the goodwill in that CGU must be tested annually for impairment.

As discussed in note 9, the Company performed an impairment test on its U.S. mining segment CGU as at December 31, 2011 using a fair value less costs to sell analysis based on the terms of the proposed transaction with EFR. As a result, the Company has recognized an impairment loss of $32,625,000.

11.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31	At January 1
(in thousands)	2011	2010	2010
Reclamation liability	$7,140	$6,383	$8,609

	$7,140	$6,383	$8,609

Reclamation and remediation liability - by duration:
Current	—	—	—
Non-current	7,140	6,383	8,609

	$7,140	$6,383	$8,609

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance — January 1, 2010	$8,609
Accretion	636
Liability adjustments-income statement	(3,152)
Liability adjustments — balance sheet	290

Balance — December 31, 2010	$6,383

Accretion	440
Business transfer (see note 5)	81
Liability adjustments-income statement	(42)
Liability adjustments-balance sheet	278

Balance — December 31, 2011	$7,140

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67% (2010: 6.19% to 7.17%). As at December 31, 2011, the undiscounted amount of estimated future reclamation costs is $23,082,000 (December 31, 2010: $22,318,000). Reclamation costs are expected to be incurred between 2013 and 2040.

12.	INCOME TAXES

The income tax recovery (expense) balance consists of:

(in thousands)	2011	2010
Current income tax:
Based on taxable income for the period	$—	$—
Prior period (under) over provision	(26)	(468)

	(26)	(468)

Deferred income tax:
Write off of UEC tax asset	(565)	—

	(565)	—

Income tax expense	$(591)	$(468)

The Company operates in multiple jurisdictions, and the related income is subject to varying rates of taxation. The combined tax rate reflects the federal and state tax rates in effect in Colorado, United States for each applicable year. A reconciliation of the combined tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2011	2010
Income (loss) before taxes	$(88,701)	$16,536
Combined federal and state tax rate	38.01%	38.01%

Income tax recovery (expense) at combined rate	33,715	(6,285)
Difference in state tax rates	3,397	(542)
Non-deductible amounts	(13,712)	(63)
Change in deferred tax assets not recognized	(24,451)	7,771
Prior year (under) over provision	(26)	(468)
Other	486	(881)

Income tax expense	$(591)	$(468)

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	December 31,	December 31,	January 1,
(in thousands)	2011	2010	2010
Deferred income tax assets:
Deferred revenue	$373	$1,378	$—
Reclamation and remediation obligations	2,987	2,635	—
Tax loss carry forwards	3,972	12,480	—
Other	222	178	48

Deferred income tax assets-gross	7,554	16,671	48
Set-off against deferred income tax liabilities	(7,554)	(16,671)	(48)

Deferred income tax assets-per balance sheet	$—	$—	$—

Deferred income tax liabilities:
Inventory	$(1,268)	$(2,113)	$—
Investments	(19)	(83)	(48)
Property, plant and equipment	(5,744)	(14,123)	—
Other	(523)	(352)	—

Deferred income tax liabilities-gross	(7,554)	(16,671)	(48)
Set-off of deferred income tax assets	7,554	16,671	48

Deferred income tax liabilities-per balance sheet	$—	$—	$—

The deferred income tax liability continuity summary is as follows:

(in thousands)
Balance — January 1, 2010 and December 31, 2010	$—
Recognized in profit/loss	—

Balance — December 31, 2010	$—

Recognized in profit/loss	(565)
Acquired in business transfer (note 5)	565

Balance — December 31, 2011	$—

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	December 31	December 31	January 1
(in thousands)	2011	2010	2010
Deferred income tax assets not recognized
Tax losses	$58,905	$34,455	$34,071
Deductible temporary differences	—	—	8,155

Deferred income tax assets not recognized	$58,905	$34,455	$42,226

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

	Expiry	December 31	December 31	January 1
(in thousands)	Date	2011	2010	2010
Tax losses — gross
United States	2026-2031	$150,281	$113,709	$83,406

Tax losses — gross		150,281	113,709	83,406
Tax benefit at tax rate of 40.85% – 41.84%		62,877	46,935	34,071
Set-off against deferred tax liabilities		(3,972)	(12,480)	—

Total tax loss assets not recognized		$58,905	$34,455	$34,071

Tax credits
United States	Unlimited	$—	$—	$339

Total tax credit assets not recognized		$—	$—	$339

13.	SHARE CAPITAL

The Company is authorized to issue 5,000 preferred shares with a par value of $1,000 and 100 common shares without par value. A continuity summary of the issued and outstanding shares and the associated dollar amounts is presented below:

	Number of	Preferred	Number of	Common
	Preferred	Shares	Common	Shares
(in thousands except share amounts)	Shares (1)	Amount	Shares	Amount
Balance at January 1, 2010	2,000	$2,000	11.0	$115,450
Capital contributions	—	—	—	11,444

Balance at December 31, 2010	2,000	$2,000	11.0	$126,894

Business transfer (note 5)	—	—	4.7	62,270

Balance at December 31, 2011	2,000	$2,000	15.7	$189,164

(1)

The Parent holds all of the Company’s preferred shares. These preferred shares have no voting rights and are entitled to receive cumulative dividends at the rate of 7% per annum, payable quarterly out of the earnings of the Company, when declared by the Board of Directors. The Parent has no intention of exercising any of its rights with respect to its preferred share holdings, including the right to redeem the shares and receive cumulative dividends.

New issues

On September 1, 2011, as a result of a group reorganization, the Company issued 4.7 of its common shares valued at $62,270,000 in return for all of the outstanding shares of UEC (see note 5).

14.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Uranium concentrates	$56,148	$56,868
Vanadium concentrates	11,551	16,934
Commission fees	185	—
Alternate feed processing and other	3,119	5,340

Revenues	$71,003	$79,142

The components of operating expenses are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Cost of goods and services sold:
COGS — mineral concentrates	$(69,319)	$(72,785)
Operating Overheads:
Mining, other development expense	(40,469)	(28,084)
Milling, conversion expense	(55,249)	(42,761)
Mill feed cost:
-Stockpile depletion	(25,260)	(25,842)
-Mineral property amortization	(6,078)	(1,175)
Less absorption:
-Stockpiles, mineral properties	40,322	27,965
-Concentrates	81,397	64,399
Inventory–non-cash adjustments	(150)	10,235

Cost of goods and services sold	(74,806)	(68,048)
Reclamation obligations
Asset amortization	(59)	—
Liability adjustments	42	3,152
Selling expenses	(1,422)	(1,706)

Operating expenses	$(76,245)	$(66,602)

The components of other income are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Gains (losses) on:
Disposal of property, plant and equipment	$(534)	$56
Restricted cash and investments–fair value change	401	207
Contract settlement fee income (1)	—	11,000
Consulting income (note 16)	243	307
Other	802	(4)

Other income	$912	$11,566

(1)

In June 2010, the Company agreed to terminate one of its sales contracts in exchange for a termination fee of $11,000,000. The fee was payable in two instalments — $6,000,000 in June 2010 and $5,000,000 in March 2011. Both instalment payments have been received.

The components of finance expense are as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Interest income	$614	$615
Interest expense	(1,910)	(1,707)
Accretion expense-reclamation obligations	(440)	(636)

Finance expense	$(1,736)	$(1,728)

A summary of depreciation expense recognized in the statement of operations is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Operating expenses:
Mining, other development expense	$(5,232)	$(5,300)
Milling, conversion expense	(5,524)	(6,233)
General and administrative	(46)	(18)

Depreciation expense — gross	$(10,802)	$(11,551)

A summary of employee benefits expense recognized in the statement of operations is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Salaries and short-term employee benefits	$(21,590)	$(20,080)

Employee benefits expense	$(21,590)	$(20,080)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Change in non-cash working capital items:
Trade and other receivables	$6,168	$(11,756)
Inventories	(23,871)	(8,945)
Prepaid expenses and other assets	127	(283)
Long-term receivables	(444)	(626)
Accounts payable and accrued liabilities	(1,910)	2,364
Deferred revenue	(2,446)	152
Other liabilities	225	1,710

Change in non-cash working capital items	$(22,151)	$(17,384)

15.	RELATED PARTY TRANSACTIONS

	December 31	December 31	January 1
(in thousands)	2011	2010	2010
Long-term receivables:
Receivable from Denison Mines (Bermuda) I Ltd.	$9,595	$9,151	$8,525

Total long-term receivables	9,595	9,151	8,525

Accounts payable and accrued liabilities:
Due to Parent	(530)	(429)	(381)

Total accounts payable and accrued liabilities	(530)	(429)	(381)

Debt obligations:
Due to Parent	(116,755)	(103,993)	(100,322)

Total debt obligations	(116,755)	(103,993)	(100,322)

Other liabilities:
Due to Denison Mines Inc.	(1,935)	(1,710)	—

Total other liabilities	(1,935)	(1,710)	—

Net amounts due to related parties	$(109,625)	$(96,981)	$(92,178)

Denison Mines Corp.

The Company’s operations are funded by its Parent through cash advances, debt obligations and capital contributions. The Company is a party to a revolving credit facility (the “Facility”) with the Parent for up to $125,000,000 subject to an interest rate of LIBOR plus 1.2%. In 2011, the Company drew $12,762,000 on the Facility (2010: $3,671,000), increasing the debt obligation to $116,755,000 at December 31, 2011 (December 31, 2010: $103,993,000). Interest charged on this Facility totaled $1,819,000 in 2011 (2010: $1,707,000) with interest payable of $530,000 at December 31, 2011 (December 31, 2010: $429,000). The maturity date of the Facility is January 1, 2013.

The Company sold 233,000 pounds of U3O8 to its Parent at a fair value of $14,215,000 in 2011 and 207,000 pounds of U3O8 at a fair value of $11,399,000 in 2010.

The Parent also provided capital contributions of $nil in 2011 (2010: $11,444,000).

The Company has pledged of all of its shares in its material subsidiaries and a first-priority security interest in all of its present and future personal property as collateral for a revolving term credit facility held by the Parent with the Bank of Nova Scotia. A support agreement is in place whereby the Parent has committed to provide financial support to the Company until at least March 31, 2013, or until there is a change in control of the Company.

Denison Mines Inc.

The Company purchased from Denison Mines Inc. (“DMI”), a subsidiary of the Parent, 2,800 pounds of U3O8 for $104,000 in April 2011, equivalent to DMI’s book value of the U3O8 on the purchase date. The Company also purchased 30,000 pounds of U3O8 from DMI in March 2010 for $1,710,000, the fair value of the U3O8 on the purchase date.

In 2011, DMI also paid letter of credit fees amounting to $121,000 on behalf of the Company, to facilitate a loan of 150,000 pounds of U3O8 from Uranium Participation Corporation (“UPC”), a company managed by DMI in January 2011.

Consideration of $1,935,000 for these purchases and fees remains payable to DMI at December 31, 2011 (December 31, 2010: $1,710,000).

Denison Mines (Bermuda) I Ltd.

Denison Mines (Bermuda) I Ltd. (“DMB”) is a wholly owned subsidiary of the Parent. The Company earns consulting income from and makes payments on behalf of DMB and its subsidiaries in support of its Gurvan Saihan Joint Venture in Mongolia. Consulting income of $243,000 was earned in 2011 (2010: $307,000) and payments totaling $201,000 were made in 2011 (2010: $419,000). Receivable balances from DMB and its subsidiaries totaled $9,595,000 at December 31, 2011 (December 31, 2010: $9,151,000).

Uranium Participation Corporation

On January 3, 2011, the Company borrowed 150,000 pounds of U3O8 from UPC, a company managed by DMI. The loan was made pursuant to a uranium concentrate loan agreement between the parties. As collateral for the loan, DMI issued an irrevocable standby-letter of credit in favour of UPC in the amount of $12,045,000. On March 30, 2011, the Company repaid 150,000 pounds of U3O8 to UPC. Loan fees incurred by the Company under the agreement were $91,000. In 2011, the loan fees have been paid and the irrevocable standby-letter of credit has been cancelled.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended
	December 31	December 31
(in thousands)	2011	2010
Salaries and short-term employee benefits	$806	$949

Key management personnel compensation	$806	$949

16.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks: credit risk, liquidity risk, interest rate risk, and price risk. The source of risk exposure and how each is managed is outlined below:

(a)	Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount its cash, trade and other receivables, restricted cash and investments, and long-term receivables represent its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	December 31	December 31	January 1
(in thousands)	2011	2010	2010
Cash	$230	$9,551	$232
Trade and other receivables	7,940	14,892	2,279
Restricted cash and investments	24,651	20,315	19,564
Long-term receivables	9,595	9,151	8,525

	$42,416	$53,909	$28,716

The Company limits cash and restricted cash and investment risk by dealing with credit worthy financial institutions.

Typically, the majority of the Company’s trade and other receivables balance is related to the sale of mineral concentrates. These sales typically occur to a small number of customers who are credit worthy and with whom the Company has established a relationship with through its past dealings.

Long-term receivables are comprised of amounts receivable from related parties. Operations of these related parties are ultimately funded by the Parent therefore risk of loss from these receivables is limited.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities. The Company’s operations are funded through cash advances, debt obligations and capital contributions from its Parent. A support agreement is in place whereby the Parent has committed to provide financial support to the Company until at least March 31, 2013, or until there is a change in control of the Company.

	Within 1	1 to 5
(in thousands)	Year	Years
Accounts payable and accrued liabilities	$7,462	$—
Debt obligations (note 15)	—	116,755

	$7,462	$116,755

(c)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(d)	Price Risk

The Company is exposed to commodity price risk on the commodities it produces and sells. The impact on income (loss) before tax from a 10% increase in the spot prices at December 31, 2011, with all other variables held constant, is as follows:

	Dec.31’2011	Sensitivity
	USD$	USD$ spot	Change in
	spot price	price per	pre-tax net
(in thousands except commodity prices)	per lb	lb increase	income (loss)
Commodity price risk
Uranium	51.75	5.175	$3,756
Vanadium	5.75	0.575	1,005

			$4,761

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 — Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current bid price.

Except as otherwise disclosed, the fair values of cash, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2011:

	Financial	Fair	December 31, 2011
	Instrument	Value	Fair	Carrying
(in thousands)	Category(1)	Hierarchy	Value	Value
Financial Assets:
Cash	Category C		$230	$230
Trade and other receivables	Category C		7,940	7,940
Investments	Category B	Level 1	46	46
Restricted cash and equivalents	Category A	Level 1	24,651	24,651
Long-term receivables	Category C		9,595	9,595

			$42,462	$42,462

Financial Liabilities:
Account payable and accrued liabilities	Category D		7,462	7,462
Debt obligations	Category D		116,755	116,755
Other liabilities	Category D		1,935	1,935

			$126,152	$126,152

(1)

Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Loans and receivables; and Category D=Financial liabilities at amortized cost.

17.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2011, the Company had outstanding bonds of $23,526,000, collateralized by restricted cash and investments of $24,651,000 (see note 8).

Others

The Company has committed to payments under various operating leases and other commitments. The future minimum payments are as follows:

(in thousands)
2012	$7,256
2013	3,360
2014	1,624
2015	366
2016	63
2017 and thereafter	—

$12,669

18.	SUBSEQUENT EVENTS

On April 16, 2012, the Parent entered into a Letter Agreement to complete a transaction with EFR whereby EFR will acquire the Parent’s entire interest in the Company and WCU in exchange for 425,441,494 common shares of EFR. Immediately following the closing of the transaction, the Company is expected to become a wholly-owned subsidiary of EFR. Completion of the transaction is subject to a number of conditions and contingencies, and is anticipated to be closed by the end of June 2012.

DENISON MINES HOLDINGS CORP.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited — Expressed in thousands of U.S. dollars)

	At March 31 2012	At December 31 2011
ASSETS
Current
Cash	$282	$230
Trade and other receivables (note 4)	16,494	7,940
Inventories (note 5)	33,164	34,496
Prepaid expenses and other	856	1,120

	50,796	43,786
Non-Current
Investments	50	46
Restricted cash and investments (note 6)	24,669	24,651
Property, plant and equipment (note 7)	82,251	80,678
Long-term receivables (note 11)	9,616	9,595

Total assets	$167,382	$158,756

LIABILITIES
Current
Accounts payable and accrued liabilities	$6,613	$7,462
Current portion of long-term liabilities:
Deferred revenue	1,150	893
Debt obligations (note 11)	124,625	—

	132,388	8,355
Non-Current
Debt obligations (note 11)	—	116,755
Reclamation obligations (note 8)	7,238	7,140
Other liabilities (note 11)	2,035	2,035

Total liabilities	141,661	134,285

EQUITY
Share capital (note 9)	191,164	191,164
Deficit	(165,493)	(166,739)
Accumulated other comprehensive income	50	46

Total equity	25,721	24,471

Total liabilities and equity	$167,382	$158,756

Commitments and contingencies (note 12)
Subsequent events (note 13)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2012	2011
REVENUES (note 10)	$22,755	$22,733

EXPENSES
Operating expenses (note 10)	(19,163)	(22,211)
Mineral property exploration	(15)	(36)
General and administrative	(1,715)	(1,269)
Other income (expense) (note 10)	(143)	689

	(21,036)	(22,827)

Income (loss) before finance charges	1,719	(94)
Finance expense (note 10)	(473)	(471)

Income (loss) before taxes	1,246	(565)
Income tax expense	—	—

Net income (loss) for the period	$1,246	$(565)

Comprehensive income (loss):
Unrealized gain (loss) on investments	4	(53)

Comprehensive income (loss) for the period	$1,250	$(618)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
	2012	2011
Share capital
Balance–beginning of period	$191,164	$128,894
Share issues-net of issue costs	—	—

Balance–end of period	191,164	128,894

Deficit
Balance–beginning of period	(166,739)	(77,447)
Net income (loss)	1,246	(565)

Balance-end of period	(165,493)	(78,012)

Accumulated other comprehensive income
Balance–beginning of period	46	200
Unrealized gain (loss) on investments	4	(53)

Balance–end of period	50	147

Total Equity
Balance–beginning of period	$24,471	$51,647

Balance–end of period	$25,721	$51,029

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.

Condensed Interim Consolidated Statements of Cash Flow

(Unaudited — Expressed in thousands of U.S. dollars)

	Three Months Ended
	March 31	March 31
CASH PROVIDED BY (USED IN):	2012	2011
OPERATING ACTIVITIES
Net income (loss) for the period	$1,246	$(565)
Items not affecting cash:
Depletion, depreciation, amortization and accretion	10,765	8,971
Losses on asset disposals	—	8
Gains on restricted investments	135	127
Non-cash inventory adjustments	(27)	1,374
Deferred income tax expense (recovery)	—	—
Change in non-cash working capital items (note 10):	(14,624)	(759)

Net cash provided by (used in) operating activities	(2,505)	9,156

INVESTING ACTIVITIES
Decrease in notes receivable	9	759
Expenditures on property, plant and equipment	(5,169)	(5,048)
Increase in restricted cash and investments	(153)	(3,061)

Net cash used in investing activities	(5,313)	(7,350)

FINANCING ACTIVITIES
Increase (decrease) in debt obligations	7,870	(10,630)

Net cash provided by (used in) financing activities	7,870	(10,630)

Increase (decrease) in cash	52	(8,824)
Cash, beginning of period	230	9,551

Cash, end of period	$282	$727

The accompanying notes are an integral part of the condensed interim consolidated financial statements

DENISON MINES HOLDINGS CORP.

Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2012 and 2011

(Unaudited — Expressed in U.S. dollars except for shares and per share amounts)

1.	NATURE OF OPERATIONS

Denison Mines Holdings Corp. and its subsidiary companies (collectively, the “Company”) are engaged in uranium mining and related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 100% interest in the White Mesa mill located in Utah, United States and has interests in a number of nearby mines. Uranium, the Company’s primary product, is produced in the form of uranium oxide concentrates (“U3O8”) and sold to various customers around the world for further processing. Vanadium, a co-product of some of the Company’s mines is also produced and is in the form of vanadium pentoxide (“V2O5 ”). The Company is also in the business of processing uranium bearing waste materials, referred to as “alternate feed materials”.

Denison Mines Holdings Corp. (“DMHC”) is incorporated in the State of Delaware and domiciled in the United States. The address of its registered head office is 1050 17th Street, Suite 950, Denver, Colorado, United States, 80265. The Company is a wholly owned subsidiary of Denison Mines Corp. (the “Parent”), which holds all of the Company’s common shares either directly or indirectly through White Canyon Uranium Limited (“WCU”), another subsidiary of the Parent. The Parent is a publicly listed corporation incorporated under the Business Corporations Act (Ontario) and domiciled in Canada.

2.	BASIS OF PRESENTATION AND ADOPTION OF IFRS

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2011.

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on May 22, 2012.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements for the year ended December 31, 2011.

4.	TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Trade receivables — mineral concentrate sales	$16,226	$7,762
Trade receivables — other	56	105
Sundry receivables	148	—
Notes and lease receivables	64	73

	$16,494	$7,940

5.	INVENTORIES

The inventories balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Uranium concentrates and work-in-progress	$12,283	$14,672
Vanadium concentrates and work-in-progress	18	18
Inventory of ore in stockpiles	17,581	15,360
Mine and mill supplies	3,282	4,446

	$33,164	$34,496

Inventories — by duration:
Current	$33,164	$34,496
Long-term — ore in stockpiles	—	—

	$33,164	$34,496

Operating expenses include write-downs of $nil and $868,000 relating to the net realizable value of the Company’s uranium and vanadium inventories for the three months ended March 2012 and March 2011, respectively.

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

6.	RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize its reclamation obligations. The restricted cash and investments balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Cash equivalents	$564	$371
Investments	24,105	24,280

	$24,669	$24,651

Mill and Mine Reclamation

The Company has cash, cash equivalents and fixed income securities as collateral for various bonds posted in favour of the State of Utah, the applicable state regulatory agencies in Colorado and Arizona and the U.S. Bureau of Land Management for estimated reclamation costs associated with the White Mesa mill and mining properties. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. During the three months ended March 31, 2012, the Company deposited $nil into its collateral account.

7.	PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Plant and equipment:
Cost	$82,738	$82,138
Construction-in-progress	1,381	223
Accumulated depreciation	(44,919)	(42,448)

Net book value	$39,200	$39,913

Mineral properties:
Cost	$52,015	$48,018
Accumulated amortization	(8,964)	(7,253)

Net book value	$43,051	$40,765

Net book value	$82,251	$80,678

The property, plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value
Plant and equipment:
Balance — December 31, 2011	$82,361	$(42,448)	$39,913
Additions	1,844	—	1,844
Amortization	—	(11)	(11)
Depreciation	—	(2,546)	(2,546)
Disposals	(86)	86	—

Balance — March 31, 2012	$84,119	$(44,919)	$39,200

Mineral properties:
Balance — December 31, 2011	$48,018	$(7,253)	$40,765
Additions	3,997	—	3,997
Amortization	—	(1,711)	(1,711)

Balance — March 31, 2012	$52,015	$(8,964)	$43,051

Plant and Equipment-Mining

The Company has a 100% interest in the White Mesa mill located in Utah and mines located in Arizona, Colorado and Utah. Mined ore from these mines is processed at the White Mesa mill.

Mineral Properties

The Company has 100% interests in various mines in the Colorado Plateau, Arizona Strip, Henry Mountain and White Canyon mining districts located in Colorado, Arizona and Utah which are either in operations, development or on standby.

8.	RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31
(in thousands)	2012	2011
Reclamation liability	$7,238	$7,140

	$7,238	$7,140

Reclamation and remediation liability — by duration:
Current	—	—
Non-current	7,238	7,140

	$7,238	$7,140

The reclamation obligations continuity summary is as follows:

(in thousands)
Balance — December 31, 2011	$7,140
Accretion	98

Balance — March 31, 2012	$7,238

Site Restoration: U.S. Mill and Mines

The decommissioning and reclamation of the White Mesa mill and U.S. mines are subject to legal and regulatory requirements. Estimates of the costs of reclamation are reviewed periodically by the applicable regulatory authorities. The above accrual represents the Company’s best estimate of the present value of future reclamation costs, discounted at rates ranging from 4.98% to 5.67%. As at December 31, 2011, the undiscounted amount of estimated future reclamation costs was $23,082,000. Reclamation costs are expected to be incurred between 2013 and 2040.

9.	SHARE CAPITAL

The Company is authorized to issue 5,000 preferred shares with a par value of $1,000 and 100 common shares without par value. A continuity summary of the issued and outstanding shares and the associated dollar amounts is presented below:

	Number of	Preferred	Number of	Common
	Preferred	Shares	Common	Shares
(in thousands except share amounts)	Shares (1)	Amount	Shares	Amount
Balance at December 31, 2011 and March 31, 2012	2,000	$2,000	15.7	$189,164

(1)

The Parent holds all of the Company’s preferred shares. These preferred shares have no voting rights and are entitled to receive cumulative dividends at the rate of 7% per annum, payable quarterly out of the earnings of the Company, when declared by the Board of Directors. The Parent has no intention of exercising any of its rights with respect to its preferred share holdings, including the right to redeem the shares and receive cumulative dividends.

10.	SUPPLEMENTAL FINANCIAL INFORMATION

The components of revenues are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Uranium concentrates	$22,703	$16,870
Vanadium concentrates	—	5,579
Commission fees	—	185
Alternate feed processing and other	52	99

Revenues	$22,755	$22,733

The components of operating expenses are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Cost of goods and services sold:
COGS — mineral concentrates	$(18,824)	$(20,253)
Operating Overheads:
Mining, other development expense	(11,835)	(9,137)
Milling, conversion expense	(9,246)	(27,220)
Mill feed cost:
-Stockpile depletion	(5,582)	(8,623)
-Mineral property amortization	(1,711)	(764)
Less absorption:
-Stockpiles, mineral properties	11,798	9,111
-Concentrates	16,435	36,485
Inventory–non-cash adjustments	27	(1,374)

Cost of goods and services sold	(18,938)	(21,775)
Reclamation obligations
Asset amortization	(11)	(15)
Liability adjustments	—	—
Selling expenses	(214)	(421)

Operating expenses	$(19,163)	$(22,211)

The components of other income (expense) are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Gains (losses) on:
Disposal of property, plant and equipment	$—	$(7)
Restricted cash and investments–fair value change	(135)	(127)
Other	(8)	823

Other income (expense)	$(143)	$689

The components of finance expense are as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Interest income	$155	$125
Interest expense	(530)	(486)
Accretion expense-reclamation obligations	(98)	(110)

Finance expense	$(473)	$(471)

A summary of depreciation expense recognized in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Operating expenses:
Mining, other development expense	$(1,261)	$(1,289)
Milling, conversion expense	(1,264)	(1,543)
General and administrative	(21)	(5)

Depreciation expense — gross	$(2,546)	$(2,837)

A summary of employee benefits expense recognized in the statement of operations is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Salaries and short-term employee benefits	$(6,241)	$(5,003)

Employee benefits expense	$(6,241)	$(5,003)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Change in non-cash working capital items:
Trade and other receivables	$(8,563)	$10,827
Inventories	(5,712)	(11,370)
Prepaid expenses and other assets	264	259
Long-term receivables	(21)	(31)
Accounts payable and accrued liabilities	(849)	(604)
Deferred revenue	257	160

Change in non-cash working capital items	$(14,624)	$(759)

11.	RELATED PARTY TRANSACTIONS

	March 31	December 31
(in thousands)	2012	2011
Long-term receivables:
Receivable from Denison Mines (Bermuda) I Ltd.	$9,616	$9,595

Total long-term receivables	9,616	9,595

Accounts payable and accrued liabilities:
Due to Parent	(1,062)	(530)

Total accounts payable and accrued liabilities	(1,062)	(530)

Debt obligations:
Due to Parent	(124,625)	(116,755)

Total debt obligations	(124,625)	(116,755)

Other liabilities:
Due to Denison Mines Inc.	(1,935)	(1,935)

Total other liabilities	(1,935)	(1,935)

Net amounts due to related parties	$(118,006)	$(109,625)

Denison Mines Corp.

The Company’s operations are funded by its Parent through cash advances, debt obligations and capital contributions. The Company is a party to a revolving credit facility (the “Facility”) with the Parent for up to $125,000,000 subject to an interest rate of LIBOR plus 1.2%. During the three months ended March 31, 2012, the Company drew $7,870,000 on the Facility, increasing the debt obligation to $124,625,000 at March 31, 2012 (December 31, 2011: $116,755,000). Interest charged on this Facility totaled $532,000 in the three months ended March 31, 2012 with interest payable of $1,062,000 at March 31, 2012 (December 31, 2011: $530,000). The maturity date of the Facility is January 1, 2013.

No sales were made to the Parent in the three months ended March 31, 2012. The Company sold 117,000 pounds of U3O8 at a fair value of $7,178,000 to the Parent in the three months ended March 31, 2011.

The Company has pledged of all of its shares in its material subsidiaries and a first-priority security interest in all of its present and future personal property as collateral for a revolving term credit facility held by the Parent with the Bank of Nova Scotia. As at March 31, 2012, the Parent did not meet the minimum tangible net worth covenant. However, the Bank of Nova Scotia has waived this requirement and the Parent was not in default under the facility. A support agreement is in place whereby the Parent has committed to provide financial support to the Company until at least March 31, 2013, or until there is a change in control of the Company.

Denison Mines Inc.

In prior periods, the Company purchased uranium from Denison Mines Inc. (“DMI”), a subsidiary of the Parent. DMI also made payments on behalf of the Company. Consideration of $1,935,000 for these uranium purchases and payments is payable to DMI at March 31, 2012 (December 31, 2011: $1,935,000).

Denison Mines (Bermuda) I Ltd.

Denison Mines (Bermuda) I Ltd. (“DMB”) is a wholly owned subsidiary of the Parent. The Company earns consulting income from and makes payments on behalf of DMB and its subsidiaries in support of its Gurvan Saihan Joint Venture in Mongolia. Payments totaling $21,000 were made on behalf of DMB and its subsidiaries in the three months ended March 31, 2012. Receivable balances from DMB and its subsidiaries totaled $9,616,000 at March 31, 2012 (December 31, 2011: $9,595,000).

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31	March 31
(in thousands)	2012	2011
Salaries and short-term employee benefits	$299	$182

Key management personnel compensation	$299	$182

12.	COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at March 31, 2012, the Company had outstanding bonds of $23,699,000 (December 31, 2011: $23,526,000), collateralized by restricted cash and investments of $24,669,000 (see note 6).

13.	SUBSEQUENT EVENTS

On April16, 2012, the Parent entered into a Letter Agreement to complete a transaction with EFR whereby EFR will acquire the Parent’s interest in the Company and WCU in exchange for 425,441,494 common shares of EFR. Immediately following the closing of the transaction, the Company is expected to become a wholly-owned subsidiary of EFR. Completion of the transaction is subject to a number of conditions and contingencies, and is anticipated to be closed by the end of June 2012.

SCHEDULE 3

FINANCIAL INFORMATION OF WHITE CANYON

Schedule 3

FINANCIAL REPORT

30 JUNE 2011

WHITE CANYON URANIUM LIMITED

DIRECTORS REPORT

Your Directors submit the financial report of White Canyon Uranium Limited for the year ended 30 June 2011.

Directors

The names of persons who have held the position of Director of White Canyon Uranium Limited at any time during the financial year and up to the date of this report are:

Lewis Cross

Ron Hochstein (appointed 31 August 2011)

Frank Knezovic (appointed 31 August 2011)

Peter Batten (resigned 2 July 2010)

Richard Sciano (resigned 20 August 2010)

Melvin Swanson (resigned 1 September 2011)

Kelly Shumway (resigned 1 September 2011)

Gregory Burns (resigned 1 September 2011)

John Ramsey (resigned 1 September 2011)

Michael Bynum (resigned 1 September 2011)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal Activities

The principal activity of the company during the year has been exploration for uranium and the development of uranium mining activities.

Review of Operations

The consolidated operating loss after income tax amounted to $7,778,575 (2010: loss $2,629,247).

White Canyon Uranium Limited holds 100% of the advanced Thompson, Daneros, Geitus, Blue Jay and Marcy Look Projects in south-east Utah, comprising over 15,500 acres of mining claims and mineral leases. The projects contain historically defined high grade uranium deposits. First mining revenues were received during the year ended 30 June 2011.

Dividends Paid or Recommended

There have been no dividends declared or recommended and no distributions made to shareholders or other persons during the year.

Significant Changes in the State of Affairs

To fund the acquisition, exploration and development of the company’s projects the following capital raising activities were undertaken during the financial year:

(i)	On the 16 July 2010, the company signed a convertible note funding agreement for an amount of US$2,500,000;

(ii)	On 14 October 2010, the company finalised a Sales agency agreement with Denison Mines for the sale of uranium concentrate;

(iii)	On 31 December 2010, the company entered into a short term loan agreement for $750,000 with Denison Mines;

(iv)	On the 11 February 2011, the convertible note holder elected to convert the total notes held of US$2,500,000 into company shares at a rate of AUD10.75 cents per share.

On 23 February 2011, the company announced that it had received a takeover offer from Denison Mines for 100% of the issued capital in the company at a price of 24 cents cash per share. The takeover was completed in June 2011 and the company delisted from the ASX on 7 July 2011.

In the opinion of the Directors, there were no other significant changes in the state of affairs of the company that occurred during the financial year under review, not otherwise disclosed in these financial statements and the Director’s report.

WHITE CANYON URANIUM LIMITED

DIRECTORS REPORT

Events subsequent to the end of the reporting period

Effective 1 September 2011, the intercompany loan balances totaling US$30,388,871 between White Canyon (the “Company”) and its wholly owned subsidiary, Utah Energy Corporation were converted into a capital contribution by the Company to UEC. Subsequent to this conversion, the Company entered into a Share Exchange Agreement dated 1 September 2011 with Denison Mines Holdings Corp., a Delaware corporation, (“Denison”), whereby the Company will assign and transfer to the Company 100% of the issued and outstanding stock of Utah Energy Corporation, a Delaware corporation (“UEC”), in return for Denison issuing to White Canyon 4.7 shares of the Denison’s voting common stock, $1.00 par value.

No matter or circumstance has arisen since 30 June 2011 that has significantly affected, or may significantly affect:

(a)	the company’s operations in future financial years, or

(b)	the results of those operations in future financial years; or

(c)	the company’s state of affairs in future financial years.

Officer’s Indemnities and Insurance

For the year ended 30 June 2011, all directors and the specified executives of the consolidated group were insured by the Company. The insurance covers legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. The total amount of insurance contract premiums paid was $16,786.

Options

At the date of this report, there were no unissued ordinary shares of the company under option.

Option holders do not have any rights to participate in any issues of shares or other interests in the company or any other entity.

No person entitled to exercise the option had or has any right by virtue of the option to participate in any share issue of any other body corporate.

Future Developments, Prospects and Business Strategies

Further information on likely developments in the operations of the company has not been included in this report because at this stage the directors believe it would be likely to result in unreasonable prejudice to the company.

Environmental Regulation

White Canyon Uranium is committed to environmental care and aims to carry out its activities in an environmentally-responsible and scientifically-sound way. In performing exploration activities, some disturbance of the land in the creation of tracks, drill rig pads, sumps and the clearing of vegetation occurs. These activities have been managed in a way that reduces environmental impact to a practical minimum and rehabilitation of any land disturbance commences after exploration activity in an area has been completed.

White Canyon Uranium has complied with all statutory requirements involving protection of the environment as specified and enforced by the federal Bureau of Land Management and the State of Utah.

Legal Proceedings

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

WHITE CANYON URANIUM LIMITED

DIRECTORS REPORT

Auditor’s Independence Declaration and Non-Audit Services

RSM Bird Cameron Partners continues in office in accordance with section 327 of the Corporations Act 2001.

A copy of the auditor’s independence declaration as required by Section 307C of the Corporations Act 2001 is included with the financial statements.

Details of non-audit services provided by the company’s auditor are set out below. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001 and APES 110 Code of Ethics for Professional Accountants. The nature and scope of each type of non-audit service provide means that auditor independence has not been compromised. RSM Bird Cameron Partners received the following amount for provision of non-audit service:

•	Preparation of tax returns and other advisory	$8,700 (2010: $4,885)

This report is signed in accordance with a resolution of the Board of Directors.

Lewis Cross

Director

Signed at Perth on 21 May 2012

RSM Bird Cameron Partners

8 St Georges Terrace Perth WA 6000

GPO Box R1253 Perth WA 6844

T +61 8 9261 9100 F +61 8 9261 9111

www.rsmi.com.au

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of the financial report of White Canyon Uranium Limited for the year ended 30 June 2011, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii)	any applicable code of professional conduct in relation to the audit.

RSM BIRD CAMERON PARTNERS Chartered Accountants

Perth, WA	TUTU PHONG
Dated: 21 May 2012	Partner

Liability limited by a scheme approved under Professional Standards Legislation	Major Offices in: Perth, Sydney, Melbourne, Adelaide and Canberra ABN 36 965 185 036	RSM Bird Cameron Partners is an independent member firm of RSM International, an affiliation of independent accounting and consulting firms. RSM International is the name given to a network of independent accounting and consulting firms each of which practices in its own right. RSM International does not exist in any jurisdiction as a separate legal entity.

WHITE CANYON URANIUM LIMITED

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR YEAR ENDED 30 JUNE 2011

	Note	2011	2010
		$	$
Revenue	2	12,411,760	114,741

Milling expense		(4,430,270)	—
Production expense		(7,426,260)	—
Royalty expense		(460,251)	—
Impairment expense		(2,487,156)	—
Director and employee benefits expense		(570,080)	(899,522)
Share based payment expense		(1,728,000)	(130,336)
Legal fees		(317,019)	(90,903)
Toronto listing sponsorship expense		—	(503,143)
Corporate and administration expenses		(2,771,299)	(1,120,084)

Loss before income tax	3	(7,778,575)	(2,629,247)
Income tax expense	4	—	—

Loss for the year		(7,778,575)	(2,629,247)

Other Comprehensive Income
Foreign currency translation		(6,647,453)	(1,791,145)
Income tax relating to components of other comprehensive income for the year		—	—

Other comprehensive income for the year		(6,647,453)	(1,791,145)

Total comprehensive income for the year		(14,426,028)	(4,420,392)

Loss attributable to:
Members of the parent entity		(7,778,575)	(2,629,247)

Total comprehensive income attributable to:
Members of the parent entity		(14,426,028)	(4,420,392)

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2011

	Note	2011	2010
		$	$
CURRENT ASSETS
Cash and cash equivalents	7	1,233,712	813,737
Trade and other receivables	8	149,459	16,539
Other assets	11	39,363	14,156
Inventory	9	3,850,361	4,404,264

TOTAL CURRENT ASSETS		5,272,895	5,248,696

NON-CURRENT ASSETS

Other assets	11	137,121	171,320
Plant and equipment	10	24,256	79,370
Deferred exploration and evaluation expenditure	12	8,204,903	10,172,026
Mine properties	13	11,424,932	18,172,817

TOTAL NON-CURRENT ASSETS		19,791,212	28,595,533

TOTAL ASSETS		25,064,107	33,844,229

CURRENT LIABILITIES

Trade and other payables	14	1,872,781	564,362

TOTAL CURRENT LIABILITIES		1,872,781	564,362

NON-CURRENT LIABILITIES

Provisions		75,539	—

TOTAL NON-CURRENT LIABILITIES		75,539	—

TOTAL LIABILITIES		1,948,320	564,362

NET ASSETS		23,115,787	33,279,867

EQUITY

Issued capital	15	37,673,112	35,139,164
Reserves	16	(2,872,867)	2,046,586
Accumulated losses		(11,684,458)	(3,905,883)

TOTAL EQUITY		23,115,787	33,279,867

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2011

			Foreign
	Issued	Accumulated	Currency	Option
	Capital	Losses	Translation	Reserve	Total
	$	$	$	$	$
Balance at 1 July 2009	30,662,559	(1,276,636)	3,031,198	836,199	33,253,320

Loss after income tax	—	(2,629,247)	—	—	(2,629,247)
Other comprehensive income:
Foreign currency translation	—	—	(1,791,145)	—	(1,791,145)
Total other comprehensive income for the year	—	(2,629,247)	(1,791,145)	—	(4,420,392)

Transactions with owners, directly in equity
Shares issued during the year	4,001,304	—	—	—	4,001,304
Capital raising costs	(324,641)	—	—	—	(324,641)
Share based payment expense	639,147	—	—	131,129	770,276
Options exercised	160,795	—	—	(160,795)	—

Balance at 30 June 2010	35,139,164	(3,905,883)	1,240,053	806,533	33,279,867

Balance at 1 July 2010	35,139,164	(3,905,883)	1,240,053	806,533	33,279,867

Loss after income tax	—	(7,778,575)	—	—	(7,778,575)
Other comprehensive income:
Foreign currency translation	—	—	(6,647,453)	—	(6,647,453)

Total other comprehensive income for the year	—	(7,778,575)	(6,647,453)	—	(14,426,028)
Transactions with owners, directly in equity
Shares issued during the year	2,533,948	—	—	—	2,533,948
Options exercised	—	—	—	—	—
Share based payment expense	—	—	—	1,728,000	1,728,000

Balance at 30 June 2011	37,673,112	(11,684,458)	(5,407,400)	2,534,533	23,115,787

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011	2010
		$	$
CASH FLOWS FROM OPERATING ACTIVITES

Payments to suppliers and employees		(8,200,897)	(4,540,039)
Payments for exploration and development expenditure		(6,206,309)	(2,741,199)
Interest received		128,640	72,046
Receipts from customers		12,312,701	41,095

Net cash used in operating activities	20	(1,965,865)	(7,168,097)

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for exploration and evaluation assets		(166,644)	(61,382)
Purchase of plant and equipment		—	(36,837)
Payment of bonds		—	(171,320)

Net cash used in investing activities		(166,644)	(269,539)

CASH FLOWS FROM FINANCING ACTIVITES

Proceeds from issue of shares and options		—	4,001,304
Payments for costs of shares and options issued		—	(324,641)
Proceeds from borrowings		3,290,455	—
Repayment of borrowings		(737,971)	—

Net cash provided by financing activities		2,552,484	3,676,663

Net increase/(decrease) in cash held		419,975	(3,760,973)

Cash at beginning of financial year		813,737	4,574,710

Cash at end of financial year	7	1,233,712	813,737

The accompanying notes form part of these financial statements.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies

These financial statements cover White Canyon Uranium Limited and its controlled entities. White Canyon Uranium Limited is an unlisted public company, incorporated and domiciled in Australia.

Reporting Basis and Conventions

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporation Act 2001.

The financial report of the company complies with all Australian equivalents to International Financial Reporting Standards (IFRS) in their entirety. Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

The financial statements have been prepared on an accruals basis and are based on historical costs unless otherwise stated in the notes. The material accounting policies that have been adopted in preparation of these statements are presented below.

These financial statements were authorised for issue by the Board on 21 May 2012.

(a)	Principles of Consolidation

The consolidated financial statements incorporate the assets, liabilities and results of entities controlled by White Canyon Uranium Limited at the end of the reporting period. A controlled entity is any entity over which White Canyon Uranium Limited has the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities. Control will generally exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity. In assessing the power to govern, the existence and effect of holdings of actual and potential voting rights are also considered.

Where controlled entities have entered or left the consolidated entity during the year, the financial performance of those entities are included only for the period of the year that they were controlled.

In preparing the consolidated financial statements, all inter-group balances and transactions between entities in the consolidated entity have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by the parent entity.

Non-controlling interests, being the equity in a subsidiary not attributable, directly or indirectly, to a parent, are shown separately within the equity section of the consolidated statement of financial position and statement of comprehensive income. The non-controlling interests in the net assets comprise their interests at the date of the original business combination and their share of changes in equity since that date.

(b)	Income Tax

The income tax expense (revenue) for the year comprises current income tax expense (income) and deferred tax expense (income).

Current income tax expense charged to the profit or loss is the tax payable on taxable income calculated using applicable income tax rates enacted, or substantially enacted, as at the end of the reporting period. Current tax liabilities (assets) are therefore measured at the amounts expected to be paid to (recovered from) the relevant taxation authority.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the year as well unused tax losses.

Current and deferred income tax expense (income) is charged or credited directly to equity instead of the profit or loss when the tax relates to items that are credited or charged directly to equity.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies (Cont.)

(b)	Income Tax (Cont.)

Deferred tax assets and liabilities are ascertained based on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets also result where amounts have been fully expensed but future tax deductions are available. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates enacted or substantively enacted at the end of the reporting period. Their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

Where temporary differences exist in relation to investments in subsidiaries, branches, associates, and joint ventures, deferred tax assets and liabilities are not recognised where the timing of the reversal of the temporary difference can be controlled and it is not probable that the reversal will occur in the foreseeable future.

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where a legally enforceable right of set-off exists, the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

(c)	Plant and Equipment

Each class of plant and equipment is carried at cost of fair value, less, where applicable, any accumulated depreciation and impairment losses. The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows that will be received from the asset’s employment and subsequent disposal. The expected net cash flows have been discounted to their present values in determining recoverable amounts.

Depreciation

The depreciable amount of all fixed assets is depreciated on the reducing balance method over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Furniture and Fixtures	15%
Plant and Equipment	15% - 33.3%
Leasehold Improvements	12%

The asset’s residual values and useful lives are reviewed and adjusted, if appropriate, at the end of each reporting period.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies (Cont.)

(c)	Plant and Equipment (Cont.)

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the statement of comprehensive income.

(d)	Exploration and Development Expenditure

Exploration and evaluation incurred is accumulated in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area of interest or sale of that area of interest, or exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active or significant operations in, or in relation to, the area of interest are continuing.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward cots in relation to the area of interest.

(e)	Impairment of Assets

At the end of each reporting period, the directors review the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any asset’s carrying value over its recoverable amount is expensed to the statement of comprehensive income.

Where it is not possible to estimate the recoverable amount of an individual asset, the company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

(f)	Inventories

Inventories are valued at the lower of cost and net realisable value.

Cost comprises direct material, labour and expenditure in getting such inventories to their existing location and condition, based on weighted average costs incurred during the period in which such inventories were produced.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies (Cont.)

(g)	Mine Properties

Mine properties represent the accumulation of all acquisition, exploration, evaluation and development expenditure incurred by or on behalf of the company in relation to areas of interest in which mining of mineral resource has commenced. When further development expenditure, is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property only when substantial future economic benefits are established, otherwise such expenditure is classified as part of the cost of production.

Amortisation is provided on the units-of-production method, with separate calculations being made for each mineral resource. Estimated future capital costs to be incurred in accessing the reserves and measured resources are taken into account in determining amortisation charges. The units-of-production method results in an amortisation charge proportional to the depletion of the economically recoverable mineral resources.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Should the carrying value of the expenditure not yet amortised exceed its estimated recoverable amount in any year, the excess is written off to the statement of comprehensive income.

(h)	Rehabilitation costs

Long-term environmental obligations are based on the company’s environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the reporting date. Increases due to additional environmental disturbances, relating to the development of an asset, are capitalised and amortised over the remaining lives of the area of interest.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by potential proceeds from the sale of assets.

(i)	Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(j)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

The functional currency of each of the entities in the consolidated entity is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are present in Australian dollars which is the parent entity’s functional and presentation currency.

Transactions and Balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised directly in the statement of comprehensive income except where deferred in equity as a qualifying cash flow or net investment hedge. Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the statement of comprehensive income.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies (Cont.)

(j)	Foreign Currency Transactions and Balances (Cont.)

Group companies

The financial results and position of foreign operations whose functional currency is different from the presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the period; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the foreign currency translation reserve in the statement of comprehensive income. These differences are recognised in the statement of comprehensive income in the period in which the operation is disposed.

(k)	Employee Entitlements

Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees services provided to reporting date, calculated at the undiscounted amounts based on remuneration wage and salary rates that the company expects to pay as at reporting date including related on-costs.

Provision is made for the company’s liabilities for employee’s annual leave benefits arising from service rendered by employees to balance date.

Equity-settled compensation

The company operates equity-settled share-based payment employee share and option schemes. The fair value of the equity to which employees become entitled is measured at grant date and recognised as an expense over the vesting period, with a corresponding increase to an equity account. The fair value of shares is ascertained as the market bid price. The fair value of options is ascertained using a valuation model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting date such that the amount recognised for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

(l)	Cash and Equivalents

Cash and equivalents include cash on hand, deposits held at call with banks and other short term highly liquid investments. For the purpose of the statement of cash flows, cash includes deposits at call, which are readily convertible to cash on hand and subject to an insignificant risk of changes in value.

(m)	Revenue

Sales of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably.

Interest

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST)

(n)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from, or payable to, the ATO, is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 1: Statement of Significant Accounting Policies (Cont.)

(o)	Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

Critical Accounting Estimates and Judgements

The directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the company.

The areas that may have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Exploration and evaluation expenditure

The board of directors determines when an area of interest should be abandoned. When a decision is made that an area of interest is not commercially viable, all costs that have been capitalised in respect of that area of interest are written off. The Directors’ decision is made after considering the likelihood of finding commercially viable reserves.

No areas of interest have been abandoned at the date of this report.

Determination of mineral resources and ore reserves

The company estimates its mineral resources and ore reserves in accordance with the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2004 (the ‘JORC code’). The information on mineral resources and ore reserves were prepared by or under the supervision of Competent Persons as defined in the JORC code. The amounts presented are based on the mineral resources and ore reserves determined under the JORC code.

There are numerous uncertainties inherent in estimating mineral resources and ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available.

Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated. Such changes in the reserves could impact on depreciation and amortisation rates, asset carrying values, deferred stripping costs and provisions for decommissioning and restoration.

Impairment of capitalised mine development expenditure

The future recoverability of capitalised mine development expenditure is dependent on a number of factors, including the level of proved, probable and inferred mineral resources, future technological changes which could impact the cost of mining, future legal changes (including changes to environmental restoration obligations) and changes to commodity prices.

To the extent that capitalised mine development expenditure is determined not to be recoverable in the future, this will reduce profits and net assets in the period in which this determination is made.

Environmental Issues

Balances disclosed in the financial statements and notes thereto are not adjusted for any pending or enacted environmental legislation, and the directors understanding thereof. At the current stage of the company’s development and its current environmental impact the directors believe such treatment is reasonable and appropriate.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 2: Revenue and Other Income

	2011	2010
	$	$
Sales revenue	12,283,120	42,695

Other revenue
Interest received	128,640	72,046

	12,411,760	114,741

Note 3: Loss for the year

The loss before income tax includes the following:

Rental expenses on operating leases	67,483	79,130
Share registry, promotion and investor relations	185,968	91,494
Travel and accommodation	67,262	107,497
Depreciation	16,870	30,476

Note 4: Income Tax Expense

(a)	Reconciliation

The prima facie tax on the loss is reconciled to income tax expense as follows:

Loss for the year	7,778,575	2,629,247

Prima facie tax benefit at 30%	2,333,573	788,774
Non-assessable/(non-deductible) items	(514,376)	68,371
Tax losses of non-resident controlled entities	(507,103)	(86,418)
Deferred tax asset not brought to account	(804,991)	(684,309)
Difference in foreign income tax rates	(507,103)	(86,418)

Income tax benefit relating to loss	—	—

(b)	Deferred Tax Asset & Liability

Deferred tax asset not brought to account compromises the future benefits at applicable tax rates:

Tax losses — revenue (resident)	1,392,232	816,007
Tax losses — revenue (non-resident)	660,753	153,650
Tax losses — capital	—	419
Temporary differences	702,338	474,765

Deferred tax asset	2,755,323	1,444,841

Deferred tax liability	(473)	(1,666)

Net deferred tax asset	2,754,850	1,443,175

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note	4: Income Tax Expense (Cont.)

Resident tax losses calculated at the Australian income tax rate of 30%.

Non-resident tax losses calculated at the lowest US corporate tax rate threshold of 15% as the non-resident companies did not derive any taxable income.

This asset has not been recognised as an asset in the statement of financial position as its realisation is not considered probable. The asset will only be obtained if:

(a)	the company derives future assessable income of a nature and of an amount sufficient to enable the asset from the deductions for the loss to be realised;

(b)	the company continues to comply with the conditions for deductibility imposed by the law; and

(c)	no changes in tax legislation adversely affect the company in realising the asset from deductions for the losses.

Note	5: Key Management Personnel

a)	Key Management Personnel Remuneration

The totals of remuneration paid to key management personnel during the year are as follows:

	2011	2010
	$	$
Short-term employee benefits	599,469	1,021,289
Post-employment benefits	24,778	48,748
Share based payments	1,555,000	130,336

	2.179,247	1,200,373

b)	Other Key Management Personnel Transactions

For details of other transactions with Key Management Personnel, refer to Note 22: Related Party Transactions.

Note 6: Auditors’ Remuneration

	2011	2010
	$	$

Remuneration of the auditor of the parent entity for:
- auditing or reviewing the financial report	43,500	52,000
- tax compliance services	8,700	4,885

	52,200	56,885

Note 7: Cash and Cash Equivalents

Cash at bank and in hand	1,233,712	813,737
Short-term bank deposits	—	—

	1,233,712	813,737

Note 8: Trade and Other Receivables

GST receivable	149,459	16,539

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 9: Inventory

	2011	2010
	$	$

Ore — at cost	6,194,257	4,404,264
Impairment	(2,343,896)	—

	3,850,361	4,404,264

Note 10: Plant and Equipment

Plant and equipment
At cost	81,504	116,519
Foreign currency adjustment	(16,484)	—
Accumulated depreciation	(40,764)	(37,149)

	24,256	79,370

Movements in Carrying Amounts
Movement in the carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year:

Balance at the beginning of year	79,370	52,215
Foreign currency translation	(8,662)	—
Additions	—	57,631
Disposals	(29,582)	—
Depreciation expense	(16,870)	(30,476)

Carrying amount at the end of year	24,256	79,370

Note 11: Other Assets

CURRENT

Prepayments	39,363	14,156

NON-CURRENT

Reclamation bonds	137,121	171,320

Note 12: Deferred Exploration and Evaluation Expenditure

Cost brought forward	10,172,026	28,856,548
Expenditure incurred during year	380,937	141,107
Foreign currency translation adjustment	(2,348,060)	(1,742,849)
Transfer to mine properties	—	(17,082,780)

Cost carried forward	8,204,903	10,172,026

The ultimate recoupment of exploration expenditure carried forward is dependent upon successful development and commercial exploration, or sale of the respective areas.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 13: Mine Properties

	2011	2010
	$	$
	16,307,684	20,020,968
Mine development expenditure	(4,882,752)	(1,848,151)

Accumulated amortisation	11,424,932	18,172,817

Cost brought forward	18,172,817	—
Transfer from deferred exploration and evaluation expenditure	—	17,082,780
Foreign currency translation adjustment	(3,878,668)	—
Additions	165,384	2,938,188
Amortisation capitalised under inventory	(3,034,601)	(1,848,151)

Cost carried forward	11,424,932	18,172,817

Note 14: Trade and Other Payables

	2011	2010
	$	$

CURRENT
Trade payables and accruals	1,872,781	564,362

Trade creditors are expected to be paid on 30 day terms.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 15: Issued Capital

	2011	2010
	$	$

230,679,770 (2010: 207,096,144) fully paid ordinary shares	37,673,112	35,139,164

(a) Ordinary Shares

	2011 No.	2010 No.
At the beginning of reporting period	207,096,144	187,941,631
— 14 August 2009 : Exercise of options	—	216
— 4 January 2010 : Exercise of options	—	260,125
— 15 January 2010 : Exercise of options	—	1,453,061
— 22 January 2010 : Exercise of options	—	942,315
— 28 January 2010 : Exercise of options	—	2,280,920
— 12 February 2010 : Exercise of options	—	11,068,579
— 18 February 2010 : Share based payment	—	2,349,273
— 11 May 2010 : Share based payment	—	800,024
— 23 February 2011 : Issued from conversion of convertible note	23,583,626	—

At reporting date	230,679,770	207,096,144

At shareholders meetings each ordinary share is entitled to one vote. The company does not have authorised share capital and there is no par value for shares.

(b)	Unlisted Options

There are 20,000,000 unlisted options at 30 June 2011 (30 June 2010: 9,000,000).

(c)	Listed Options

There are no listed options at 30 June 2011 (30 June 2010: Nil).

(d)	Capital Risk Management

The company is not subject to any externally imposed capital requirements.

Management’s objectives when managing capital is to ensure the croup continues as a going concern, so that they may continue to provide returns for shareholders and benefits for other stakeholders.

Due to the nature of the company’s activities, being mineral exploration, the company does not have ready access to credit facilities, with the primary source of funding being equity raisings. Therefore, the focus of the company’s capital risk management is the current working capital position against the requirements of the company to meet exploration programmes and corporate overheads.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note	15: Issued Capital (Cont.)

There is no current intention to incur debt funding on behalf of the company as on-going exploration expenditure will be funded via cash reserves, equity or joint ventures with other companies.

The company’s strategy is to ensure appropriate liquidity is maintained to meet anticipated operating requirements, with a view to initiating appropriate capital raisings as required.

The working capital position of the company at 30 June 2011 and 30 June 2010 are as follows:

	2011	2010
	$	$
Cash and cash equivalents	1,233,712	813,737
Trade and other receivables	149,459	16,539
Inventory	3,850,361	4,404,264
Trade and other payables	(1,872,781)	(564,362)

Working capital position	3,360,751	4,670,178

Note	16: Reserves

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

The options reserve records amounts received when the company issues options or records items recognised as expenses on the valuation of employee share options where relevant.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 17: Parent Entity Disclosures

	2011	2010
	$	$

Statement of Financial Position
Assets
Current assets	283,346	788,443
Non-current assets	28,297,805	33,751,382

Total assets	28,581,151	34,539,825

Liabilities
Current liabilities	1,456,644	134,154
Non-current liabilities	—	—

Total liabilities	1,456,644	134,154

Equity
Issued capital	37,673,112	35,139,164
Reserves:
Option reserve	2,534,534	806,533
Foreign currency translation reserve	(5,947,733)	1,197,493
Accumulated losses	(7,135,406)	(2,737,519)

Total Equity	27,124,507	34,405,671

Statement of Comprehensive Income

Loss for the year	(4,397,887)	(2,053,123)
Other comprehensive income	(7,145,226)	(1,808,546)

Total comprehensive income	(11,543,113)	(3,861,669)

(a)	Contingent liabilities of the parent entity

The parent entity has no contingent liabilities as at 30 June 2011 (30 June 2010: NIL).

(b)	Commitments for expenditure

The parent entity has no capital expenditure commitments as at 30 June 2011 (30 June 2010: NIL).

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 18: Controlled Entities

Ultimate Parent Entity:

White Canyon Uranium Limited

Subsidiaries	Country of incorporation	Class of shares	Ownership Interest
			2011	2010

Utah Energy Corporation	USA	Ordinary	100%	100%

Note 19: Contingent Liabilities and Contingent Assets

Contingent Liabilities

There were no known contingent liabilities at reporting date.

Contingent Assets

There were no known contingent assets at reporting date.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 20: Cash Flow Information

	2011	2010
	$	$

(a) Reconciliation of Cash Flow from Operations with Loss after Income Tax

Loss after income tax	(7,778,575)	(2,629,247)
Non-cash flows
Impairment expense	2,343,896	—
Profit on sale of investments	—	(1,600)
Foreign currency movements	(21,798)	(1,212)
Share based payments	1,728,000	635,487
Depreciation	16,870	30,476
Changes in assets and liabilities:
Inventories	553,903	(2,449,560)
- Receivables	(132,920)	(41,643)
- Prepayments	(25,207)	30,260
- Other	(34,199)	(21,596)
- Trade payables and accruals	1,384,165	21,737
- Exploration expenditure capitalised	—	(2,741,199)

Cash flow used in operating activities	(1,965,865)	(7,168,097)

Note	21: Share Based Payments

On 30 November 2010, 20,000,000 options were granted to directors and the company secretary to encourage them to have a greater involvement in the achievement of the company’s objectives and provide an incentive to strive to that end by participating in the future growth and prosperity of the company through share ownership.

All options granted are ordinary shares in the company, which confer a right of one ordinary share for every option held. There were no options exercised during the year ended 30 June 2011 (16,005,216 options were exercised during the year ended 30 June 2010). The fair value of options granted during the year recognized in the statement of comprehensive income was $1,728,000 (2010: $130,336). These options are exercisable from grant date. These values were calculated using the Black-Scholes option pricing model applying the following inputs:-

Number of options	20,000,000
Share price at grant date	$0.175
Exercise price	$0.150
Expected share price volatility	50%
Option life	4 years
Risk-free rate	5.18%
Fair value per option	$0.086

	Number	Weighted average exercise price
Options outstanding as at 30 June 2009	—	—
Granted	9,000,000	$0.50

Options outstanding as at 30 June 2010	9,000,000	—

Granted	20,000,000	$0.15
Forfeited	(9,000,000)	$0.50

Options outstanding as at 30 June 2011	20,000,000

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 22: Related Party Transactions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Key Management Personnel

Kelly Shumway is a 50% shareholder of KM Real Estate Enterprises LLC. The Company entered into an Administrative Services Agreement with KM Real Estate Enterprises LLC and has paid KM Real Estate Enterprises LLC $14,229 (2010: $16,251) as payment for rental of office and warehouse space and provision of office and accounting services at 1300 S Highway 191, Moab, Utah.

Kelly Shumway is the owner of Ksue Corporation LLC, a construction, earthworks and machinery hire business. The Company has paid Ksue Corporation LLC $Nil (2010: $53,458) as payment for earthworks and site infrastructure costs.

Kelly and Michael Shumway are shareholders and managers of Reliance Resources LLC. The Company has paid Reliance Resources LLC $5,617,083 (2010: $4,095,703) for rotary and diamond drilling services at the Company’s Daneros Uranium Project.

Messrs Cross and Sciano are directors of Golden State Resources Limited. The Company entered into an Administrative Services Agreement with Golden State Resources Limited for the provision of office and administrative services at 181 Roberts Road, Subiaco and Unit 18, St Quentin Avenue, Claremont Western Australia for which the Company has paid $33,527 (2010: $62,321).

Other than disclosed above, there were no other transactions of directors and their related entities during the year.

Note 23: Financial Risk Management

Financial Risk Management Policies

In managing risk, it is the company’s practice to take advantage of potential opportunities while managing potential adverse effects. The Board is responsible for reviewing the company’s policies on risk oversight and management and satisfying itself that management has developed and implemented a sound system of risk management and internal control. Implementation of the risk management system and day-to-day management of risk is the responsibility of the Board, with the assistance of senior management, as required.

The Board monitors the company’s financial risk management policies and exposures and approves financial transactions within the scope of its authority. It also reviews the effectiveness of internal controls relating to commodity price risk, currency risk, financing risk and interest rate risk.

The Board’s overall risk management strategy seeks to assist the company in meeting its financial targets, while minimising potential adverse effects on financial performance. Its functions include the review of the use of credit risk policies and future cash flow requirements.

The company’s financial instruments consist mainly of deposits with banks, short term investments and accounts receivable and payables. The main risks the company is exposed to through its financial instruments are interest rate risk, foreign currency risk and credit risk

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 23: Financial Risk Management (Cont.)

(a)	Interest rate risk

The company’s exposure to interest rate risk, which is the risk that a financial instrument will fluctuate as a result of changes in market interest rates and effective average interest rates on those financial assets and liabilities, is set out below.

	Weighted Average Interest Rate %	Floating Interest Rate $	Fixed Interest Rate Within 1 Year $	Fixed Interest Rate Within 1-5 Years $	Non-Interest Bearing $	Total $
2011
Financial Assets:
Cash	0.30	1,233,712	—	—	—	1,233,712
Receivables	—	—	—	—	149,459	149,459
Other assets	0.09	—	—	137,121	39,363	176,484

Total financial assets		1,233,712	—	137,121	188,822	1,559,655

Financial Liabilities:
Payables	—	—	—	—	(1,872,781)	(1,872,781)

Total financial liabilities		—	—	—	(1,872,781)	(1,872,781)

Net financial assets		1,233,712	—	137,121	(1,683,959)	(313,126)

	Weighted Average Interest Rate %	Floating Interest Rate $	Fixed Interest Rate Within 1 Year $	Fixed Interest Rate Within 1-5 Years $	Non-Interest Bearing $	Total $
2010
Financial Assets:
Cash	3.70	813,737	—	—	—	813,737
Receivables	—	—	—	—	16,539	16,539
Other assets	0.40	—	—	171,320	14,156	185,476

Total financial assets		813,737	—	171,320	30,695	1,015,752

Financial Liabilities:
Payables	—	—	—	—	(564,362)	(564,362)

Total financial liabilities		—	—	—	(564,362)	(564,362)

Net financial assets		813,737	—	171,320	(533,667)	451,390

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 23: Financial Risk Management (Cont.)

	2011	2010
	$	$
Reconciliation of Net Financial Assets to Net Assets
Net financial assets as above	(313,126)	451,390
Inventory	3,850,361	4,404,264
Plant and equipment	24,256	79,370
Exploration and evaluation expenditure	8,204,903	10,172,026
Mining properties	11,424,932	18,172,817
Provisions	(75,539)	—

Net assets per statement of financial position	23,115,787	33,279,867

(b)	Sensitivity Analysis

At 30 June 2011, if interest rates had changed by -/+ 200 basis points from the weighted average rate for the year with all other variables held constant, post-tax loss for the company would have been $24,674 lower/higher respectively (2010—$16,275) lower/higher respectively) as a result of lower/higher interest income from cash and cash equivalents.

(c)	Foreign Currency Risk

The company is exposed to fluctuations in foreign currencies arising from the purchase of goods and services in currencies other than the company’s measurement currency.

(d)	Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at reporting date to recognised financial assets is the carrying amount as disclosed in the statement of financial position and the notes to the financial statements. The company does not have any material credit risk exposure to any single receivable or group of receivables under financial instruments entered into by the company.

Credit risk related to balances with banks and other financial institutions is managed by the company in accordance with approved Board policy. Such policy requires that surplus funds are only invested with counterparties with a Standard and Poor’s rating of at least AA-. The following table provides information regarding the credit risk relating to cash and money market securities based on Standard and Poor’s counterparty credit ratings.

	Note	2011	2010
		$	$
Cash and cash equivalents
- AA Rated	7	1,233,712	813,737

No material exposure is considered to exist by virtue of the possible non performance of the counterparties to financial instruments and cash deposits.

(e)	Net Fair Values

The net fair value of financial assets and liabilities of the company approximated their carrying amount.

The company has no financial assets and liabilities where the carrying amount exceeds the net fair value at balance date.

The aggregate net fair values and carrying amounts of financial assets and financial liabilities are disclosed in the statement of financial position and notes to the financial statements.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 23: Financial Risk Management (Cont.)

(f)	Liquidity Risk

Liquidity risk arises from the possibility that the company might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The company manages this risk through the following mechanisms:

•	preparing forward looking cash flow analysis in relation to its operational, investing and financing activities

•	obtaining funding from a variety of sources

•	maintaining a reputable credit profile

•	managing credit risk related to financial assets

•	investing only in surplus cash with major financial institutions

•	comparing the maturity profile of financial liabilities with the realisation profile of financial assets

The company does not have a significant exposure in terms of financial liabilities or illiquid financial assets and is able to settle its debts or otherwise meet its obligations related to financial liabilities. Financial asset and financial liability are expected to mature within 30 days.

(g)	Price Risk

Price risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices largely due to demand and supply factors for commodities. As at 30 June 2011 and 30 June 2010, the company is not exposed to equity securities price risk or commodity price risk.

Note 24: Events subsequent to the end of the reporting period

Effective 1 September 2011, the intercompany loan balances totaling US$30,388,871 between White Canyon (the “Company”) and its wholly owned subsidiary, Utah Energy Corporation were converted into a capital contribution by the Company to UEC. Subsequent to this conversion, the Company entered into a Share Exchange Agreement dated 1 September 2011 with Denison Mines Holdings Corp., a Delaware corporation, (“Denison”), whereby the Company will assign and transfer to the Company 100% of the issued and outstanding stock of Utah Energy Corporation, a Delaware corporation (“UEC”), in return for Denison issuing to White Canyon 4.7 shares of the Denison’s voting common stock, $1.00 par value.

No matter or circumstance has arisen since 30 June 2011 that has significantly affected, or may significantly affect:

(a)	the company’s operations in future financial years, or

(b)	the results of those operations in future financial years; or

(c)	the company’s state of affairs in future financial years.

Note 25: Commitments for Expenditure

Exploration Expenditure

With respect to the tenements in United States, the company is committed to meet the annual tenement rental commitments of US$73,306 payable to the U.S. Department of the Interior Bureau of Land Management and the Utah Trust Lands Administration.

WHITE CANYON URANIUM LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011

Note 26: Company Details

The registered office is:

Suite 101, 48 Outram Street, West Perth, WA, 6005

The principal places of business are:

•	Suite 101, 48 Outram Street, West Perth, WA, 6005

•	1300 S Highway 191, Moab, Utah, USA, 84532

Note 27: New Accounting Standards for Application in future periods

Reference	Title	Summary	Application date (financial years beginning)	Expected Impact

AASB 9	Financial Instruments	Replaces the requirements of AASB 139 for the classification and measurement of financial assets. This is the result of the first part of Phase 1 of the IASB’s project to replace IAS 39.	1 January 2013	No expected material impact on the Company

AASB 124	Related Party Disclosures	Revised standard. The definition of a related party is simplified to clarify its intended meaning and eliminate inconsistencies from the application of the definition	1 January 2011	Disclosure only

WHITE CANYON URANIUM LIMITED

DIRECTORS’ DECLARATION

In the opinion of the directors:

a)	The financial statements and notes are in accordance with the Corporations Act 2001, and:

i)	give a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and

ii)	comply with Accounting Standards, which, as stated in accounting policy Note 1 to the financial statements constitutes explicit and unreserved compliance with International Financial Reporting Standards (IFRS); and

b)	There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Lew Cross

Director

Dated this 21 May 2012

RSM Bird Cameron Partners 8 St George’s Terrace Perth WA 6000 GPO Box R1253 Perth WA 6844 T +61 8 9261 9100 F +61 8 9261 9101 www.rsmi.com.au

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF

WHITE CANYON URANIUM LIMITED

Report on the Financial Report

We have audited the accompanying financial report of White Canyon Uranium Limited, which comprises the consolidated statement of financial position as at 30 June 2011, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Liability limited by a scheme approved under Professional Standards Legislation	Major Offices in: Perth, Sydney, Melbourne, Adelaide and Canberra ABN 36 965 185 036

RSM Bird Cameron Partners is an independent member firm of RSM

International, an affiliation of independent accounting and consulting firms.

RSM International is the name given to a network of independent accounting and consulting firms each of which practices in its own right. RSM
International does not exist in any jurisdiction as a separate legal entity.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of White Canyon Uranium Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

Opinion

In our opinion:

(a)	the financial report of White Canyon Uranium Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

RSM BIRD CAMERON PARTNERS Chartered Accountants

Perth, WA	TUTU PHONG
Dated: 21 May 2012	Partner

RSM Bird Cameron Partners 8 St Georges Terrace Perth WA 6000 GPO Box R1253 Perth WA 6844 T +61 8 9261 9100 F +61 8 9261 9111 www.rsmi.com.au

COMMENTS BY AUDITOR FOR CANADIAN READERS ON REPORTING DIFFERENCES

BETWEEN CANADIAN GENERALLY ACCEPTED AUDITING STANDARDS AND

AUSTRALIAN AND INTERNATIONAL STANDARDS ON AUDITING

To the Directors of White Canyon Uranium Limited

We conducted our audit for the 12 months ended 30 June 2011 and 30 June 2010 in accordance with Australian Auditing Standards and International Standards on Auditing. There are no material differences in the form or content of our report (except as noted in the paragraph below) as compared to an auditor’s report prepared in accordance with Canadian Generally Accepted Auditing Standards (GAAS) and if this report was prepared in accordance with Canadian GAAS, it would not contain a reservation.

Canadian GAAS requires that an auditor’s opinion state that the consolidated financial statements of the company present fairly, in all material respects, the financial position of the consolidated entity as at year end and its results of operations and cash flows for the year then ended. In Australia, reporting standards for auditors require that an auditor’s opinion state that the consolidated financial statements of the company give a true and fair view of the consolidated entity’s financial position as at year end and of its performance for the year then ended.

RSM BIRD CAMERON PARTNERS Chartered Accountants

Perth, WA	TUTU PHONG
Dated: 21 May 2012	Partner

Liability limited by a scheme approved under Professional Standards Legislation	Major Offices in: Perth, Sydney, Melbourne, Adelaide and Canberra ABN 36 965 185 036

RSM Bird Cameron Partners is an independent member firm of RSM

International, an affiliation of independent accounting and consulting firms.

RSM International is the name given to a network of independent accounting and consulting firms each of which practices in its own right. RSM
International does not exist in any jurisdiction as a separate legal entity.